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MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

March 29, 2013

Dear Unitholder:

        On January 29, 2013, Copano Energy, L.L.C., which is referred to as Copano, and Kinder Morgan Energy Partners, L.P., which is referred to as Kinder Morgan, entered into a merger agreement pursuant to which Copano will become a direct, wholly owned subsidiary of Kinder Morgan. The Copano board of directors has determined that the merger and the merger agreement are advisable and in the best interests of Copano and its unitholders, and has unanimously approved the merger agreement and the merger.

        If the merger is completed, each outstanding Copano common unit will be converted into the right to receive 0.4563 Kinder Morgan common units. The consideration to be received by Copano unitholders is valued at $40.91 per Copano common unit based on Kinder Morgan's closing price as of Jan. 29, 2013, representing a 23.5 percent premium to Copano's closing price on Jan. 29, 2013. Immediately following completion of the merger, it is expected that Copano unitholders will own approximately 10% of the outstanding units of all classes of Kinder Morgan. The common units of Copano are traded on the NASDAQ Global Select Market under the symbol "CPNO," and the common units of Kinder Morgan are traded on the New York Stock Exchange under the symbol "KMP."

        We are holding a special meeting of unitholders on Tuesday, April 30, 2013 at 9:00 a.m., local time, at The Forum Room, 12th Floor, Two Allen Center, 1200 Smith Street, Houston, Texas 77002, to obtain your vote to adopt the merger agreement. Your vote is very important, regardless of the number of units you own. The merger cannot be completed unless the holders of at least a majority of the outstanding Copano common units and Copano Series A convertible preferred units, voting together as a single class on an "as if" converted basis, vote for the adoption of the merger agreement at the special meeting.

        The Copano board of directors recommends that Copano unitholders vote "FOR" the adoption of the merger agreement, "FOR" the adjournment of the Copano special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Copano special meeting and "FOR" the related compensation proposal.

        On behalf of the Copano board of directors, I invite you to attend the special meeting. Whether or not you expect to attend the Copano special meeting in person, we urge you to submit your proxy as promptly as possible through one of the delivery methods described in the accompanying proxy statement/prospectus.

        In addition, we urge you to read carefully the accompanying proxy statement/prospectus (and the documents incorporated by reference into the accompanying proxy statement/prospectus) which includes important information about the merger agreement, the proposed merger, Copano, Kinder Morgan and the special meeting. Please pay particular attention to the section titled "Risk Factors" beginning on page 28 of the accompanying proxy statement/prospectus.

        On behalf of the Copano board of directors, thank you for your continued support.

Sincerely,

R. Bruce Northcutt President and Chief Executive Officer

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

        The accompanying proxy statement/prospectus is dated March 29, 2013 and is first being mailed to the unitholders of Copano on or about March 29, 2013.

1200 Smith Street, Suite 2300
Houston, Texas 77002

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

To the Unitholders of Copano Energy, L.L.C.:

        Notice is hereby given that a special meeting of unitholders of Copano Energy, L.L.C., which is referred to as Copano, a Delaware limited liability company, will be held on Tuesday, April 30, 2013 at 9:00 a.m., local time, at The Forum Room, 12th Floor, Two Allen Center, 1200 Smith Street, Houston, Texas 77002, solely for the following purposes:

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  Proposal 1:  to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of January 29, 2013 (as it may be amended from time to time), which is referred to as the merger agreement, by and among Copano, Kinder Morgan Energy Partners, L.P., which is referred to as Kinder Morgan, Kinder Morgan G.P., Inc., the general partner of Kinder Morgan, and Javelina Merger Sub LLC, a direct, wholly owned subsidiary of Kinder Morgan, a copy of which agreement is attached as Annex A to the proxy statement/prospectus accompanying this notice;

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  Proposal 2:  to consider and vote on a proposal to approve the adjournment of the Copano special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting; and

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  Proposal 3:  to consider and vote on a proposal to approve, on an advisory (non-binding) basis, the related compensation payments that will or may be paid by Copano to its named executive officers in connection with the merger.

        These items of business, including the merger agreement and the proposed merger, are described in detail in the accompanying proxy statement/prospectus. The Copano board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of Copano and its unitholders and recommends that Copano unitholders vote "FOR" the proposal to adopt the merger agreement, "FOR" the adjournment of the Copano special meeting if necessary to solicit additional proxies in favor of such adoption and "FOR" the related compensation proposal.

        Only unitholders of record as of the close of business on March 25, 2013 are entitled to notice of the Copano special meeting and to vote at the Copano special meeting or at any adjournment or postponement thereof. A list of unitholders entitled to vote at the special meeting will be available in our offices located at 1200 Smith Street, Suite 2300, Houston, Texas 77002, during regular business hours for a period of ten days before the special meeting, and at the place of the special meeting during the meeting.

        Adoption of the merger agreement by the Copano unitholders is a condition to the consummation of the merger and requires the affirmative vote of holders of at least a majority of the outstanding Copano common units and Copano Series A convertible preferred units, voting together as a single class on an "as if" converted basis. Therefore, your vote is very important. Your failure to vote your units will have the same effect as a vote "AGAINST" the adoption of the merger agreement.

By order of the board of directors,

Douglas L. Lawing
Executive Vice President, General Counsel and Secretary

Houston, Texas
March 29, 2013

YOUR VOTE IS IMPORTANT!

        WHETHER OR NOT YOU EXPECT TO ATTEND THE COPANO SPECIAL MEETING IN PERSON, WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) THROUGH THE INTERNET, (2) BY TELEPHONE OR (3) BY MARKING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. You may revoke your proxy or change your vote at any time before the Copano special meeting. If your common units are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished to you by such record holder.

        We urge you to read the accompanying proxy statement/prospectus, including all documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the merger, the adjournment vote, the advisory (non-binding) vote on the related compensation payments that will or may be paid by Copano to its named executive officers in connection with the merger, the special meeting or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need help voting your Copano units, please contact Copano's proxy solicitor:

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Unitholders, call toll-free: (800) 967-4604
Banks and brokers, call collect: (212) 269-5550

 ADDITIONAL INFORMATION

        This proxy statement/prospectus incorporates by reference important business and financial information about Kinder Morgan and Copano from other documents filed with the Securities and Exchange Commission, referred to as the SEC, that are not included in or delivered with this proxy statement/prospectus. See "Where You Can Find More Information."

        Documents incorporated by reference are available to you without charge upon written or oral request. You can obtain any of these documents by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers.

Kinder Morgan Energy Partners, L.P. Attention: Investor Relations 1001 Louisiana Street, Suite 1000 Houston, Texas 77002 (713) 396-9000	Copano Energy, L.L.C. Attention: Investor Relations 1200 Smith Street, Suite 2300 Houston, Texas 77002 (713) 621-9547

        To receive timely delivery of the requested documents in advance of the Copano special meeting, you should make your request no later than April 24, 2013.

ABOUT THIS DOCUMENT

        This document, which forms part of a registration statement on Form S-4 filed with the SEC by Kinder Morgan (File No. 333-186623), constitutes a prospectus of Kinder Morgan under Section 5 of the Securities Act of 1933, as amended, which is referred to as the Securities Act, with respect to the Kinder Morgan common units to be issued pursuant to the merger agreement. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act, with respect to the special meeting of Copano unitholders, at which Copano unitholders will be asked to consider and vote on, among other matters, a proposal to adopt the merger agreement.

        You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated March 29, 2013. The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to Copano unitholders nor the issuance by Kinder Morgan of its common units pursuant to the merger agreement will create any implication to the contrary.

        This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

        The information concerning Kinder Morgan contained in this proxy statement/prospectus or incorporated by reference has been provided by Kinder Morgan, and the information concerning Copano contained in this proxy statement/prospectus or incorporated by reference has been provided by Copano.

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QUESTIONS AND ANSWERS

        Set forth below are questions that you, as a unitholder of Copano, may have regarding the merger, the adjournment proposal, the related compensation proposal and the Copano special meeting, and brief answers to those questions. You are urged to read carefully this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety, including the merger agreement, which is attached as Annex A to this proxy statement/prospectus, and the documents incorporated by reference into this proxy statement/prospectus, because this section may not provide all of the information that is important to you with respect to the merger and the special meeting. You may obtain a list of the documents incorporated by reference into this proxy statement/prospectus in the section titled "Where You Can Find More Information."

Q:    Why am I receiving this proxy statement/prospectus?

A:
Kinder Morgan and Copano have agreed to a merger, pursuant to which Copano will become a direct, wholly owned subsidiary of Kinder Morgan and will cease to be a publicly held limited liability company. In order to complete the merger, Copano unitholders must vote to adopt the Agreement and Plan of Merger, dated as of January 29, 2013, among Copano, Kinder Morgan, Kinder Morgan G.P., Inc., which is referred to as Kinder Morgan GP, and Javelina Merger Sub LLC, which is referred to as Merger Sub, which agreement, as it may be amended from time to time, is referred to as the merger agreement. Copano is holding a special meeting of unitholders to obtain such unitholder approval. Copano unitholders will also be asked to approve, on an advisory (non-binding) basis, the related compensation payments that will or may be paid by Copano to its named executive officers in connection with the merger.

  In the merger, Kinder Morgan will issue Kinder Morgan common units as the consideration to be paid to holders of Copano common units. This document is being delivered to you as both a proxy statement of Copano and a prospectus of Kinder Morgan in connection with the merger. It is the proxy statement by which the Copano board of directors is soliciting proxies from you to vote on the adoption of the merger agreement at the special meeting or at any adjournment or postponement of the special meeting. It is also the prospectus by which Kinder Morgan will issue Kinder Morgan common units to you in the merger.

Q:    What will happen in the merger?

A:
In the merger, Merger Sub, a direct, wholly owned subsidiary of Kinder Morgan that was formed for the purpose of the merger, will be merged with and into Copano. Copano will be the surviving limited liability company in the merger and will be a direct, wholly owned subsidiary of Kinder Morgan following completion of the merger.

Q:    What will I receive in the merger?

A:
If the merger is completed, your Copano common units will be cancelled and converted automatically into the right to receive a number of Kinder Morgan common units equal to 0.4563 multiplied by the number of your Copano common units. Copano unitholders will receive cash for any fractional Kinder Morgan common units that they would otherwise receive in the merger.

  Based on the closing price for Kinder Morgan common units on the New York Stock Exchange, which is referred to as the NYSE, on January 29, 2013, the last trading day before the public announcement of the merger agreement, the merger consideration represented approximately $40.91 in value for each Copano common unit. Based on the closing price of $89.77 for Kinder Morgan common units on the NYSE on March 28, 2013, the most recent practicable trading day prior to the date of this proxy statement/prospectus, the merger consideration represented approximately $40.96 in value for each Copano common unit. The market price of Kinder Morgan common units will fluctuate prior to the merger, and the market price of Kinder Morgan common units when received by Copano unitholders after the merger is completed could be greater or less than the current market price of Kinder Morgan common units. See "Risk Factors" beginning on page 28 of this proxy statement/prospectus.

Q:    What will happen to my Copano options, unit appreciation rights, phantom units and restricted units in the merger?

A:
If the merger is completed, each outstanding Copano option, unit appreciation right, phantom unit and restricted unit will be converted into the right to receive 0.4563 Kinder Morgan common units for each Copano common unit subject to such awards (in the case of options and unit appreciation rights, on a net exercise basis). Copano equity award holders will receive cash for any fractional Kinder Morgan common units that they would otherwise receive in the merger. In the case of performance-based phantom units, performance will be deemed to be attained at target. See "The Merger Agreement—Treatment of Equity Awards" beginning on page 104 of this proxy statement/prospectus.

Q:    What happens if the merger is not completed?

A:
If the merger agreement is not adopted by Copano unitholders or if the merger is not completed for any other reason, you will not receive any form of consideration for your Copano units in connection with the merger. Instead, Copano will remain an independent public company and its common units will continue to be listed and traded on the NASDAQ Global Select Market. If the merger agreement is terminated under specified circumstances, Copano may be required to pay Kinder Morgan a termination fee of $115 million, and under specified circumstances, Kinder Morgan may be required to pay Copano a termination fee of $75 million, as described under "The Merger Agreement—Termination Fees" beginning on page 107 of this proxy statement/prospectus.

Q:    Will I continue to receive future distributions?

A:
Before completion of the merger, Copano expects to continue to pay its regular quarterly cash distributions on common units, which currently are $0.575 per Copano common unit. However, Copano and Kinder Morgan will coordinate the timing of distribution declarations leading up to the merger so that, in any quarter, a holder of Copano common units will either receive distributions in respect of its Copano common units or distributions in respect of Kinder Morgan common units that such holder will receive in the merger (but will not receive distributions in respect of both in any quarter). Receipt of the regular quarterly distribution will not reduce the merger consideration you receive. After completion of the merger, you will be entitled only to distributions on any Kinder Morgan common units you receive in the merger and hold through the applicable distribution record date. While Kinder Morgan provides no assurances as to the level or payment of any future distributions on its common units, and Kinder Morgan determines the amount of its distributions each quarter, for the quarter ended December 31, 2012, Kinder Morgan has declared and paid a cash distribution of $1.29 per Kinder Morgan common unit.

Q:    What am I being asked to vote on?

A:
Copano's unitholders are being asked to vote on the following proposals:

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Proposal 1:  to adopt the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus;

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Proposal 2:  to approve the adjournment of the Copano special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting; and

  •
  Proposal 3:  to approve, on an advisory (non-binding) basis, the related compensation payments that will or may be paid by Copano to its named executive officers in connection with the merger.

  The approval of the proposal to adopt the merger agreement by Copano unitholders is a condition to the obligations of Copano and Kinder Morgan to complete the merger. Neither the approval of the proposal to adjourn the Copano special meeting, if necessary, nor the approval of the related compensation proposal is a condition to the obligations of Copano or Kinder Morgan to complete the merger.

Q:    Does Copano's board of directors recommend that unitholders adopt the merger agreement?

A:
Yes. The Copano board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and determined that these transactions are advisable and in the best interests of the Copano unitholders. Therefore, the Copano board of directors unanimously recommends that you vote "FOR" the proposal to adopt the merger agreement at the special meeting. See "Proposal 1: The Merger—Recommendation of the Copano Board of Directors and Its Reasons for the Merger" beginning on page 59 of this proxy statement/prospectus. In considering the recommendation of the Copano board of directors with respect to the merger agreement and the transactions contemplated thereby, including the merger, you should be aware that directors and executive officers of Copano are parties to agreements or participants in other arrangements that give them interests in the merger that may be different from, or in addition to, your interests as a unitholder of Copano. You should consider these interests in voting on this proposal. These different interests are described under "Proposal 1: The Merger—Interests of Directors and Executive Officers of Copano in the Merger" beginning on page 88 of this proxy statement/prospectus.

Q:    Does Copano's board of directors recommend that unitholders approve the adjournment of the Copano special meeting, if necessary?

A:
Yes. Copano's board of directors unanimously recommends that you vote "FOR" the proposal to adjourn the Copano special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Copano special meeting. See "Proposal 2: Adjournment of the Copano Special Meeting" beginning on page 168 of this proxy statement/prospectus.

Q:    What are the related compensation payments and why am I being asked to vote on them?

A:
The SEC has adopted rules that require Copano to seek an advisory (non-binding) vote on the related compensation payments. The related compensation payments are certain compensation payments that are tied to or based on the merger and that will or may be paid by Copano to its named executive officers in connection with the merger. This proposal is referred to as the related compensation proposal.

Q:    Does Copano's board of directors recommend that unitholders approve the related compensation proposal?

A:
Yes. The Copano board of directors unanimously recommends that you vote "FOR" the proposal to approve the related compensation payments that will or may be paid by Copano to its named executive officers in connection with the merger. See "Proposal 3: Advisory Vote on Related Compensation" beginning on page 169 of this proxy statement/prospectus.

Q:    What happens if the related compensation proposal is not approved?

A:
Approval of the related compensation proposal is not a condition to completion of the merger. The vote is an advisory vote and is not binding. If the merger is completed, Copano may pay the related compensation to its named executive officers in connection with the merger even if Copano unitholders fail to approve the related compensation proposal.

Q:    What unitholder vote is required for the approval of each proposal?

A:
The following are the vote requirements for the proposals:

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Proposal 1: Adoption of the Merger Agreement.  The affirmative vote of holders of at least a majority of the outstanding Copano common units and Copano Series A convertible preferred units, which are referred to as Series A convertible preferred units, voting together as a single class on an "as if" converted basis. Accordingly, abstentions and unvoted units will have the same effect as votes "AGAINST" adoption.

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Proposal 2: Adjournment of the Copano Special Meeting (if necessary).  The affirmative vote of at least a majority of the votes cast affirmatively or negatively with respect to the proposal by holders of the Copano common units and Series A convertible preferred units, voting together as a single class on an "as if" converted basis. Accordingly, an abstention or a broker non-vote or other failure to vote will have no effect on the proposal.

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Proposal 3: Approval of Related Compensation.  The affirmative vote of at least a majority of the votes cast affirmatively or negatively with respect to the proposal by holders of the Copano common units and Series A convertible preferred units, voting together as a single class on an "as if" converted basis. Accordingly, an abstention or a broker non-vote or other failure to vote will have no effect on the proposal.

  Simultaneously with the execution of the merger agreement, Copano, Kinder Morgan and Kinder Morgan GP entered into a voting agreement with TPG Copenhagen, L.P., which is referred to as TPG, pursuant to which TPG agreed, among other things, to vote all of its Series A convertible preferred units and Copano common units, if any, in favor of adoption of the merger agreement and the transactions contemplated thereby and against any action or agreement (including any amendment of any agreement) that would, or would reasonably be expected to, prevent or in any material respect impede or delay the consummation of the merger and the other transactions contemplated by the merger agreement until the date on which the approval of the merger agreement by Copano unitholders is obtained, the one year anniversary of the merger agreement or until the merger agreement is terminated in accordance with its terms, whichever occurs earliest. TPG also agreed, during the term of the voting agreement, not to sell, transfer, pledge or otherwise dispose of any Series A convertible preferred units or Copano common units. At the close of business on the record date for the special meeting of the Copano unitholders, TPG held approximately 15.5 percent of the voting power of Copano.

Q:    What constitutes a quorum for the special meeting?

A:
Presence of holders of at least a majority of the outstanding Copano common units and Series A convertible preferred units, voting together as a single class on an "as if" converted basis, represented in person or by proxy constitutes a quorum for the special meeting.

Q:    When is this proxy statement/prospectus being mailed?

A:
This proxy statement/prospectus and the proxy card are first being sent to Copano unitholders on or about March 29, 2013.

Q:    Who is entitled to vote at the special meeting?

A:
All holders of Copano common units and Series A convertible preferred units who held units at the close of business on the record date for the special meeting (March 25, 2013) are entitled to receive notice of and to vote at the special meeting; provided, that such units remain outstanding on the date of the special meeting. As of the close of business on the record date, there were 79,076,438 Copano common units outstanding and 13,219,454 Series A convertible preferred units outstanding. Each Copano common unit is entitled to one vote, and each Series A convertible preferred unit is entitled to one vote in respect of each Copano common unit into which it is convertible. In accordance with the terms of the Copano LLC agreement and the voting agreement pursuant to which TPG agreed, subject to the conditions set forth in the voting agreement, to convert all of its Series A convertible preferred units into Copano common units immediately prior to the effective time, the Series A convertible preferred units will be convertible, effective immediately prior to the merger, into a number of Copano common units equal to 110% of the number of Series A convertible preferred units then outstanding. In accordance with the Copano LLC agreement, the Series A convertible preferred units outstanding on the record date will have that number of votes equal to the number of common units into which such Series A convertible preferred units will convert immediately prior to the merger.

Q:    When and where is the special meeting?

A:
The special meeting will be held at The Forum Room, 12th Floor, Two Allen Center, 1200 Smith Street, Houston, Texas 77002, on Tuesday, April 30, 2013 at 9:00 a.m., local time.

Q:    How do I vote my units at the special meeting?

A:
If you are entitled to vote at the Copano special meeting and hold your units in your own name, you can submit a proxy or vote in person by completing a ballot at the special meeting. However, Copano encourages you to submit a proxy before the special meeting even if you plan to attend the special meeting. A proxy is a legal designation of another person to vote your Copano units on your behalf. If you hold units in your own name, you may submit a proxy for your units by:

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calling the toll-free number specified on the enclosed proxy card and following the instructions when prompted;

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accessing the Internet website specified on the enclosed proxy card and following the instructions provided to you; or

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filling out, signing and dating the enclosed proxy card and mailing it in the prepaid envelope included with these proxy materials.

  If you submit a proxy by telephone or the Internet website, please do not return your proxy card by mail. See the response to the next question for how to vote units held through a broker or other nominee.

Q:    If my units are held in "street name" by my broker, will my broker automatically vote my units for me?

A:
No. If your units are held in an account at a broker or through another nominee, you must instruct the broker or other nominee on how to vote your units by following the instructions that the broker or other nominee provides to you with these materials. Most brokers offer the ability for unitholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet.

  If you do not provide voting instructions to your broker, your units will not be voted on any proposal on which your broker does not have discretionary authority to vote. This is called a broker non-vote. In these cases, the broker can register your units as being present at the special meeting for purposes of determining a quorum, but will not be able to vote on those matters for which specific authorization is required. Under the current rules of the NASDAQ Stock Market, brokers do not have discretionary authority to vote on the proposal to adopt the merger agreement. A broker non-vote will have the same effect as a vote "AGAINST" adoption of the merger agreement. A broker non-vote will have no effect on the proposal to adjourn the Copano special meeting, if necessary, or the related compensation proposal.

  If you hold units through a broker or other nominee and wish to vote your units in person at the special meeting, you must obtain a proxy from your broker or other nominee and present it to the inspector of election with your ballot when you vote at the special meeting.

Q:    How will my units be represented at the special meeting?

A:
If you submit your proxy by telephone, the Internet website or by signing and returning your proxy card, the officers named in your proxy card will vote your units in the manner you requested if you correctly submitted your proxy. If you sign your proxy card and return it without indicating how you would like to vote your units, your proxy will be voted as the Copano board of directors recommends, which is:

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Proposal 1:  "FOR" the adoption of the merger agreement;

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Proposal 2:  "FOR" the approval of the adjournment of the Copano special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting; and

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Proposal 3:  "FOR" the approval, on an advisory (non-binding) basis, of the related compensation payments that will or may be paid by Copano to its named executive officers in connection with the merger.

Q:    Who may attend the special meeting?

A:
Copano unitholders (or their authorized representatives) and Copano's invited guests may attend the special meeting. Unitholders may call the Copano Office of the Corporate Secretary at (713) 621-9547 to obtain directions to the location of the special meeting.

Q:    Is my vote important?

A:
Yes, your vote is very important. If you do not submit a proxy or vote in person at the special meeting, it will be more difficult for Copano to obtain the necessary quorum to hold the special meeting. In addition, an abstention or your failure to submit a proxy or to vote in person will have the same effect as a vote "AGAINST" the adoption of the merger agreement. If you hold your units through a broker or other nominee, your broker or other nominee will not be able to cast a vote on the adoption of the merger agreement without instructions from you. The Copano board of directors recommends that you vote "FOR" the adoption of the merger agreement.

Q:    Can I revoke my proxy or change my voting instructions?

A:
Yes. You may revoke your proxy and/or change your vote at any time before your proxy is voted at the special meeting. If you are a unitholder of record, you can do this by:

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sending a written notice stating that you revoke your proxy to Copano at 1200 Smith Street, Suite 2300, Houston, Texas 77002, Attn: Corporate Secretary, that bears a date later than the date of the proxy and is received prior to the special meeting;

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  submitting a valid, later-dated proxy by mail, telephone or Internet that is received prior to the special meeting; or

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  attending the special meeting and voting by ballot in person (your attendance at the special meeting will not, by itself, revoke any proxy that you have previously given).

  If you hold your Copano units through a broker or other nominee, you must follow the directions you receive from your broker or other nominee in order to revoke your proxy or change your voting instructions.

Q:    What happens if I sell my units after the record date but before the special meeting?

A:
The record date for the special meeting is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you sell or otherwise transfer your Copano common units after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting. However, you will not have the right to receive the merger consideration to be received by Copano's unitholders in the merger. In order to receive the merger consideration, you must hold your units through completion of the merger.

Q:    What do I do if I receive more than one set of voting materials?

A:
You may receive more than one set of voting materials for the special meeting, including multiple copies of this proxy statement/prospectus, proxy cards and/or voting instruction forms. This can occur if you hold your units in more than one brokerage account, if you hold units directly as a record holder and also in "street name," or otherwise through a nominee, and in certain other circumstances. If you receive more than one set of voting materials, each should be voted and/or returned separately in order to ensure that all of your units are voted.

Q:    Am I entitled to appraisal rights if I vote against the adoption of the merger agreement?

A:
No. Appraisal rights, which generally confer on holders of securities who vote against a merger the right to demand payment of fair value for their securities as determined by a court in a judicial proceeding instead of receiving the consideration offered to such holders in connection with the merger, are not available in connection with the merger under the Delaware Limited Liability Company Act or under Copano's Fourth Amended and Restated Limited Liability Company Agreement, as amended, which is referred to as the Copano LLC agreement.

Q:    Is completion of the merger subject to any conditions?

A:
Yes. In addition to the adoption of the merger agreement by Copano unitholders, completion of the merger requires the receipt of the necessary governmental clearances and the satisfaction or, to the extent permitted by applicable law, waiver of the other conditions specified in the merger agreement.

Q:    When do you expect to complete the merger?

A:
Copano and Kinder Morgan are working towards completing the merger promptly. Copano and Kinder Morgan currently expect to complete the merger in May 2013, subject to receipt of Copano's unitholder approval, regulatory approvals and clearances and other usual and customary closing conditions. However, no assurance can be given as to when, or if, the merger will occur.

Q:    What are the expected U.S. federal income tax consequences to a Copano common unitholder as a result of the transactions contemplated by the merger agreement?

A:
Under current law, it is anticipated that for U.S. federal income tax purposes, no income or gain will be recognized by a Copano common unitholder solely as a result of the merger, other than an amount of income or gain due to (i) any decrease in a Copano common unitholder's share of partnership liabilities pursuant to Section 752 of the Internal Revenue Code or (ii) any cash received in lieu of fractional Kinder Morgan common units in the merger.

  Please read "Risk Factors—Risk Factors Relating to the Merger" and "Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to Copano and Its Unitholders."

Q:    Under what circumstances could the merger result in a Copano common unitholder recognizing taxable income or gain?

A:
As a result of the merger, Copano common unitholders who receive Kinder Morgan common units will become limited partners of Kinder Morgan for U.S. federal income tax purposes and will be allocated a share of Kinder Morgan's nonrecourse liabilities. Each Copano common unitholder will be treated as receiving a deemed cash distribution equal to the excess, if any, of such Copano common unitholder's share of nonrecourse liabilities of Copano immediately before the merger over such common unitholder's share of nonrecourse liabilities of Kinder Morgan immediately following the merger. If the amount of any deemed cash distribution received by a Copano common unitholder exceeds the common unitholder's basis in his Copano common units, such common unitholder will recognize gain in an amount equal to such excess. Kinder Morgan and Copano expect that most Copano common unitholders will not recognize gain in this manner, except for certain Copano common unitholders that acquired Copano common units prior to April 1, 2006 or between August 1, 2008 and July 31, 2009. The amount and effect of any gain that may be recognized by these Copano common unitholders will depend on the Copano common unitholder's particular situation, including whether the Copano common unitholder owns additional Copano common units that were acquired outside of the time periods referenced above and the ability of the Copano common unitholder to utilize any suspended passive losses. For additional information, please read "Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to Copano and Its Unitholders—Possible Taxable Gain to Certain Copano Common Unitholders from Reallocation of Nonrecourse Liabilities."

  To the extent Copano common unitholders receive cash in lieu of fractional Kinder Morgan common units in the merger, such common unitholders will recognize gain or loss equal to the difference between the cash received and the common unitholders' adjusted tax basis allocated to such fractional Kinder Morgan common units.

Q:    What are the expected U.S. federal income tax consequences for a Copano common unitholder of the ownership of Kinder Morgan common units after the merger is completed?

A:
Each Copano unitholder who becomes a Kinder Morgan unitholder as a result of the merger will, as is the case for existing Kinder Morgan common unitholders, be required to report on its U.S. federal income tax return such unitholder's distributive share of Kinder Morgan's income, gains, losses, deductions and credits. In addition to U.S. federal income taxes, such a holder will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which Kinder Morgan conducts business or owns property or in which the unitholder is resident. Please read "Material U.S. Federal Income Tax Consequences of Kinder Morgan Common Unit Ownership."

Q:    Assuming the merger closes before December 31, 2013, how many Schedule K-1s will I receive if I am a Copano common unitholder?

A:
You will receive two Schedule K-1s, one from Copano, which will describe your share of Copano's income, gain, loss and deduction for the period prior to effectiveness of the merger, and one from Kinder Morgan, which will describe your share of Kinder Morgan's income, gain, loss and deduction for the period after the effective time of the merger.

  At the effective time of the merger, Copano will be treated as a terminated partnership under Section 708 of the Internal Revenue Code. Therefore, as a result of the merger, Copano's taxable year will end as of the date of the merger, and Copano will be required to file a final U.S. federal income tax return for the taxable year ending on the date the merger is effective. Copano expects to furnish a Schedule K-1 to each Copano unitholder, and Kinder Morgan expects to furnish a Schedule K-1 to each Kinder Morgan unitholder, within 90 days of the closing of Kinder Morgan's taxable year on December 31, 2013.

Q:    What do I need to do now?

A:
Carefully read and consider the information contained in and incorporated by reference into this proxy statement/prospectus, including its annexes. Then, please vote your Copano units, which you may do by:

•
submitting your proxy by telephone or via the Internet by following the instructions included on your proxy card;

•
completing, dating, signing and returning the enclosed proxy card in the accompanying postage-paid envelope; or

•
attending the special meeting and voting by ballot in person.

  If you hold units through a broker or other nominee, please instruct your broker or nominee to vote your units by following the instructions that the broker or nominee provides to you with these materials.

Q:    Should I send in my unit certificates now?

A:
No. Copano unitholders should not send in their unit certificates at this time. After completion of the merger, Kinder Morgan's exchange agent will send you a letter of transmittal and instructions for exchanging your Copano common units for the merger consideration. Unless you specifically request to receive Kinder Morgan unit certificates, the Kinder Morgan common units you receive in the merger will be issued in book-entry form.

Q:    Whom should I call with questions?

A:
Copano unitholders should call D.F. King & Co., Inc., Copano's proxy solicitor, toll-free at (800) 967-4604 (banks and brokers call collect at (212) 269-5550) with any questions about the merger or the special meeting, or to obtain additional copies of this proxy statement/prospectus, proxy cards or voting instruction forms.

SUMMARY

        This summary highlights selected information from this proxy statement/prospectus. You are urged to read carefully the entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger agreement, the merger and the other matters being considered at the Copano special meeting. See "Where You Can Find More Information." Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Parties (See page 45)

        Kinder Morgan Energy Partners, L.P., which is referred to as Kinder Morgan, is a Delaware limited partnership with its common units traded on the New York Stock Exchange, which is referred to as the NYSE, under the symbol "KMP." Kinder Morgan is one of the largest publicly-traded pipeline limited partnerships in the United States in terms of market capitalization. Kinder Morgan G.P., Inc., a Delaware corporation, which is referred to as Kinder Morgan GP, is Kinder Morgan's general partner.

        Copano Energy, L.L.C., which is referred to as Copano, a Delaware limited liability company, is an energy company engaged in the business of providing midstream services to natural gas producers, including gathering, transportation and processing of natural gas, fractionation and transportation of natural gas liquids, which are referred to as NGLs, and other related services. Copano's assets are located in Texas, Oklahoma and Wyoming and include approximately 6,900 miles of active natural gas gathering and transmission pipelines and nine natural gas processing plants with over one billion cubic feet per day of combined processing capacity. In addition to its natural gas pipelines, Copano operates 380 miles of NGL pipelines. Copano's common units are listed on the NASDAQ Global Select Market under the symbol "CPNO."

        Javelina Merger Sub LLC, which is referred to as Merger Sub, is a Delaware limited liability company and a direct, wholly owned subsidiary of Kinder Morgan that was formed solely in contemplation of the merger, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the merger agreement.

The Merger (See page 52)

        Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, the merger agreement provides for the merger of Merger Sub with and into Copano. Copano will survive the merger and the separate limited liability company existence of Merger Sub will cease.

Merger Consideration (See page 52)

        The merger agreement provides that, at the effective time of the merger, which is referred to as the effective time, each Copano common unit issued and outstanding or deemed issued and outstanding immediately prior to the effective time will be converted into the right to receive 0.4563 Kinder Morgan common units (which, based on $89.77, the closing price of Kinder Morgan common units as of March 28, 2013, had a value of $40.96 on a rounded basis). Each Copano security owned by Copano, Kinder Morgan or Merger Sub immediately prior to the effective time will be cancelled without any conversion or payment of consideration in respect thereof. Any Copano securities owned by any other subsidiary of Kinder Morgan or Copano will be exchanged for the merger consideration.

Treatment of Equity Awards (See page 104)

        Options.    Each Copano option or similar right to purchase Copano common units that was granted under a Copano equity incentive plan and that is outstanding and unexercised immediately prior to the effective time (whether or not then vested or exercisable), as of immediately prior to the effective time, by virtue of the occurrence of the consummation of the merger and without any action on the part of the holder of such Copano option, will be deemed net exercised for that number of whole Copano common units, which shall be issued and outstanding as of immediately prior to the effective time, equal to, rounded down to the nearest whole common unit, (i) the number of Copano common units subject to such Copano option immediately prior to the effective time minus (ii) the number of whole and partial (computed to the nearest four decimal places) Copano common units with a fair market value (as such term is defined in the applicable Copano equity incentive plan) as of immediately prior to the effective time equal to the aggregate exercise price of such Copano option. Each Copano common unit deemed issued and outstanding pursuant to such net exercise will at the effective time be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement.

        Unit Appreciation Rights.    Each Copano unit appreciation right that was granted under a Copano equity incentive plan and that is outstanding and unexercised immediately prior to the effective time (whether or not then vested or exercisable), as of immediately prior to the effective time, by virtue of the occurrence of the consummation of the merger and without any action on the part of the holder of such Copano unit appreciation right, will be deemed net exercised for that number of whole Copano common units, which shall be issued and outstanding as of immediately prior to the effective time, equal to, rounded down to the nearest whole common unit, (i) the number of Copano common units subject to such Copano unit appreciation right immediately prior to the effective time minus (ii) the number of whole and partial (computed to the nearest four decimal places) Copano common units with a fair market value (as such term is defined in the applicable Copano equity incentive plan) as of immediately prior to the effective time equal to the aggregate exercise price of such Copano unit appreciation right. Each Copano common unit deemed issued and outstanding pursuant to such net exercise will at the effective time be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement.

        Phantom Units.    Each phantom Copano common unit that was granted under a Copano equity incentive plan and that is outstanding immediately prior to the effective time, automatically and without any action on the part of the holder of such phantom Copano common unit, will at the effective time vest in full (in the case of performance-based phantom Copano common units, based on a target earned percentage of 100%), the restrictions with respect thereto will lapse, and each Copano common unit deemed to be issued in settlement thereof will be deemed issued and outstanding as of immediately prior to the effective time and at the effective time will be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement. In addition, any tandem distribution equivalent rights payable with respect to each phantom Copano common unit that vests in accordance with the merger agreement will at the effective time and without any action on the part of any holder thereof vest in full and become immediately payable in cash.

        Restricted Units.    Each restricted Copano common unit that was granted under a Copano equity incentive plan and that is outstanding immediately prior to the effective time, automatically and without any action on the part of the holder of such restricted Copano common unit, will at the effective time vest in full and the restrictions with respect thereto will lapse, and each restricted Copano common unit will be treated as an issued and outstanding Copano common unit as of immediately prior to the effective time and at the effective time will be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement. In addition, any accrued distribution payable with respect to each restricted Copano common unit that vests in accordance with the merger agreement will at the effective time vest in full and become immediately payable in cash.

 Copano Special Unitholder Meeting; Unitholders Entitled to Vote; Vote Required (See page 47)

        Meeting.    The special meeting will be held at The Forum Room, 12th Floor, Two Allen Center, 1200 Smith Street, Houston, Texas 77002, on Tuesday, April 30, 2013 at 9:00 a.m., local time. At the special meeting, Copano unitholders will be asked to vote on the following proposals:

  •
  Proposal 1:  to adopt the merger agreement;

  •
  Proposal 2:  to approve the adjournment of the special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting; and

  •
  Proposal 3:  to approve, on an advisory (non-binding) basis, the related compensation payments that will or may be paid by Copano to its named executive officers in connection with the merger.

        Record Date.    Only Copano unitholders of record at the close of business on March 25, 2013 will be entitled to receive notice of and to vote at the special meeting. As of the close of business on the record date of March 25, 2013, there were 79,076,438 Copano common units and 13,219,454 Series A convertible preferred units outstanding and entitled to vote at the meeting. Each holder of Copano common units is entitled to one vote for each common unit owned as of the record date. Each holder of Series A convertible preferred units is entitled to one vote for each common unit into which the Series A convertible preferred units owned by such holder as of the record date are convertible.

        Required Vote.    To adopt the merger agreement, holders of at least a majority of the outstanding Copano common units and Series A convertible preferred units, voting together as a single class on an "as if" converted basis, must vote in favor of adoption of the merger agreement. Copano cannot complete the merger unless its unitholders adopt the merger agreement. Because approval is based on the affirmative vote of at least a majority of the outstanding Copano common units and Series A convertible preferred units, voting together as a single class on an "as if" converted basis, a Copano unitholder's failure to vote, an abstention from voting or the failure of a Copano unitholder who holds his or her units in "street name" through a broker or other nominee to give voting instructions to such broker or other nominee will have the same effect as a vote "AGAINST" adoption of the merger agreement.

        To approve the adjournment of the Copano special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting, the affirmative vote of at least a majority of the votes cast affirmatively or negatively with respect to the proposal by the holders of the Copano common units and Series A convertible preferred units, voting together as a single class on an "as if" converted basis, is required. Because approval of this proposal is based on the votes cast affirmatively or negatively by holders of units present in person or by proxy and entitled to vote, abstentions, failures to be present to vote and failures of Copano unitholders who hold their units in "street name" through brokers or other nominees to give voting instructions to such brokers or other nominees will have no effect on the vote held on such proposal.

        To approve, on an advisory (non-binding) basis, the related compensation payments that will or may be paid by Copano to its named executive officers in connection with the merger, the affirmative vote of at least a majority of the votes cast affirmatively or negatively with respect to the proposal by the holders of the Copano common units and Series A convertible preferred units, voting together as a single class on an "as if" converted basis, is required. Because approval of this proposal is based on the votes cast affirmatively or negatively by holders of the units present in person or by proxy and entitled to vote, abstentions, failures to be present to vote and failures of Copano unitholders who hold their units in "street name" through brokers or other nominees to give voting instructions to such brokers or other nominees will have no effect on the vote held on such proposal.

        Unit Ownership of and Voting by Copano's Directors and Executive Officers.    At the close of business on the record date for the special meeting, Copano's directors and executive officers and their affiliates beneficially owned and had the right to vote 2,144,821 Copano common units at the special meeting, which represents approximately 2.2 percent of the Copano units entitled to vote at the special meeting. It is expected that Copano's directors and executive officers will vote their units "FOR" the adoption of the merger agreement, although none of them has entered into any agreement requiring them to do so.

The Voting Agreement (See page 117)

        Simultaneously with the execution of the merger agreement, Copano, Kinder Morgan and Kinder Morgan GP entered into a voting agreement with TPG Copenhagen, L.P., which is referred to as TPG, pursuant to which TPG agreed, among other things, to vote all of its Series A convertible preferred units and Copano common units, if any, in favor of adoption of the merger agreement and the transactions contemplated thereby and against any action or agreement (including any amendment of any agreement) that would, or would reasonably be expected to, prevent or in any material respect impede or delay the consummation of the merger and the other transactions contemplated by the merger agreement until the date on which the approval of the merger agreement by Copano unitholders is obtained, the one year anniversary of the merger agreement or the merger agreement is terminated in accordance with its terms, whichever occurs earliest. TPG also agreed, during the term of the voting agreement, not to sell, transfer, pledge or otherwise dispose of any Series A convertible preferred units or Copano common units. At the close of business on the record date for the special meeting of the Copano unitholders, TPG held approximately 15.5 percent of the voting power of Copano.

        On February 8, 2013, in accordance with the terms of the Copano LLC agreement and the merger agreement and following receipt from Copano of a Series A change of control offer, TPG notified Copano of its election, subject to the conditions set forth in the voting agreement, to have all of its Series A convertible preferred units converted into Copano common units immediately prior to the effective time. For further information, see "The Merger Agreement—Series A Change of Control Offer."

        For additional details on the terms of the voting agreement, see "The Voting Agreement" and refer to the full text of the voting agreement, a copy of which is attached as Annex B.

Recommendation of the Copano Board of Directors and Its Reasons for the Merger (See page 59)

        The Copano board of directors recommends that Copano unitholders vote "FOR" adoption of the merger agreement.

        In the course of reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, the Copano board of directors considered a number of factors in its deliberations. For a more complete discussion of these factors, see "Proposal 1: The Merger—Recommendation of the Copano Board of Directors and Its Reasons for the Merger."

Opinions of Copano's Financial Advisors (See page 62)

        Barclays Fairness Opinion.    Copano's financial advisor, Barclays, has conducted financial analyses and delivered an opinion to the Copano board of directors that, as of the date of the merger agreement and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the exchange ratio of 0.4563 Kinder Morgan common units per Copano common unit to be offered to holders of Copano common units was fair to such holders. The full text of Barclays' written opinion, dated as of January 29, 2013, is attached hereto as Annex C and is incorporated by reference herein in its entirety. Barclays' written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. Holders of Copano common units are encouraged to read the opinion and the description carefully and in their entirety. This summary and the description of the opinion are qualified in their entirety by reference to the full text of the opinion.

        Jefferies Fairness Opinion.    In connection with Kinder Morgan's merger proposal to Copano, Jefferies rendered its oral opinion (subsequently confirmed in writing) to the Copano board of directors to the effect that, as of January 29, 2013, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth in its opinion, the conversion of each outstanding common unit of Copano (including any common units held as a result of the conversion of any Series A convertible preferred units of Copano), other than common units owned by Copano, Kinder Morgan or Merger Sub, all of which will be canceled, into the right to receive 0.4563 common units of Kinder Morgan to be received by the holders of Copano common units pursuant to the merger agreement was fair, from a financial point of view, to such holders (other than Kinder Morgan, Kinder Morgan, Inc., which is referred to as KMI, Merger Sub and their respective affiliates).

        The full text of Jefferies' written opinion, dated as of January 29, 2013, is attached hereto as Annex D and is incorporated by reference herein in its entirety. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. Copano encourages its common unitholders to read the opinion and the description carefully and in their entirety. The summary and the description of the opinion of Jefferies set forth below are qualified in their entirety by reference to the full text of the opinion.

Kinder Morgan Unitholder Approval is Not Required (See page 95)

        Kinder Morgan unitholders are not required to adopt the merger agreement or approve the merger or the issuance of Kinder Morgan common units in connection with the merger.

Directors and Executive Officers of Kinder Morgan After the Merger (See page 95)

        Pursuant to a delegation of control agreement, Kinder Morgan GP has delegated to Kinder Morgan Management, LLC, a Delaware limited liability company which is referred to as Kinder Morgan Management, the management and control of Kinder Morgan's business and affairs to the maximum extent permitted by Kinder Morgan's limited partnership agreement and Delaware law, subject to Kinder Morgan GP's right to approve certain actions by Kinder Morgan Management. The directors and executive officers of Kinder Morgan Management and Kinder Morgan GP immediately prior to the merger will continue as the directors and executive officers of Kinder Morgan Management and Kinder Morgan GP, respectively, after the merger.

Ownership of Kinder Morgan After the Merger (See page 95)

        Kinder Morgan will issue approximately 43.4 million Kinder Morgan common units to former Copano unitholders pursuant to the merger. Immediately following the completion of the merger, Kinder Morgan expects to have at least 302.1 million common units outstanding. Copano unitholders are therefore expected to hold no more than 14.5 percent of the aggregate number of Kinder Morgan common units, and no more than 10.3 percent of its total units of all classes, outstanding immediately after the merger. Holders of Kinder Morgan common units are not entitled to elect the directors of Kinder Morgan GP or of Kinder Morgan Management and have only limited voting rights on matters affecting Kinder Morgan's business. Consequently, Copano unitholders, as a general matter, will have less influence over the management and policies of Kinder Morgan than they currently exercise over the management and policies of Copano.

Interests of Directors and Executive Officers of Copano in the Merger (See page 88)

        Copano's directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Copano unitholders generally. The members of the Copano board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to Copano's unitholders that the merger agreement be adopted.

        These interests include:

  •
  Copano's directors and executive officers are participants in Copano's Long-Term Incentive Plan, which is referred to as the Copano LTIP. Pursuant to the terms of award agreements governing unit options, unit appreciation rights, phantom units and restricted units awarded under the Copano LTIP, upon a change in control of Copano, all outstanding awards will vest, and all distribution equivalent rights with respect to phantom units and accrued distributions with respect to restricted units will become payable. The merger agreement provides for settlement of all unit options, unit appreciation rights, phantom units and restricted units for the merger consideration and the vesting and payment in cash of all distribution equivalent rights with respect to phantom units and accrued distributions with respect to restricted units.

  •
  Copano's executive officers are participants in Copano's Management Change in Control Severance Plan, which provides for severance payments and benefits in the event of certain qualifying terminations of employment in connection with or following the merger.

  •
  Under the merger agreement, in the event that the merger closes in 2013, each participant (including each of the executive officers) in Copano's management-level annual bonus plan, which is referred to as the Management Incentive Compensation Plan, will be entitled to a prorated annual incentive payment based on deemed satisfaction of target performance levels, which amount is payable upon or as soon as practicable following the closing of the merger.

  •
  Amounts deferred by certain executive officers pursuant to Copano's Deferred Compensation Plan will become vested and payable to such executive officers in connection with the merger.

  •
  Pursuant to his employment agreement, Mr. Northcutt, Copano's President and Chief Executive Officer, is entitled to (i) continuation of life and disability insurance benefits and (ii) reimbursement of reasonable fees incurred for the services of a Copano-approved executive outplacement services firm, in each case, for one year following certain qualifying terminations of his employment.

  •
  Copano's directors and executive officers are entitled to continued indemnification and insurance coverage under indemnification agreements and the merger agreement.

  •
  Michael G. MacDougall, a member of the Copano board of directors, is also a partner with TPG. In connection with the merger, (i) 12,897,029 Series A convertible preferred units held by TPG and outstanding as of the date of the merger agreement will be converted prior to the effective time into an aggregate of 14,186,731 Copano common units and (ii) any Series A convertible preferred units issued as part of a distribution in kind after the date of the merger agreement and held by TPG as of the effective time will be converted into a number of Copano common units equal to the product of 110% and the number of Series A convertible preferred units so issued. Any such Copano common units outstanding at the effective time will be converted into the right to receive the merger consideration per Copano common unit.

  •
  Prior to the effective time, Kinder Morgan and its affiliates may initiate negotiations of agreements, arrangements and understandings with certain of Copano's executive officers regarding compensation and benefits and may enter into definitive agreements regarding employment with, or the right to participate in the equity of, Kinder Morgan or its affiliates, in each case on a going-forward basis following completion of the merger.

Risks Relating to the Merger and Ownership of Kinder Morgan Common Units (See page 28)

        Copano unitholders should consider carefully all the risk factors together with all of the other information included or incorporated by reference in this proxy statement/prospectus before deciding how to vote. Risks relating to the merger and ownership of Kinder Morgan common units are described in the section titled "Risk Factors." Some of these risks include, but are not limited to, those described below:

  •
  Because the exchange ratio is fixed, Copano unitholders cannot be sure of the market value of the Kinder Morgan common units they will receive as merger consideration relative to the value of the Copano common units they exchange.

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  Kinder Morgan and Copano may be unable to obtain the regulatory clearances and approvals required to complete the merger or may be required to comply with material restrictions or satisfy material conditions.

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  The merger agreement contains provisions that limit Copano's ability to pursue alternatives to the merger and, in specified circumstances, could require Copano to pay a termination fee of $115 million to Kinder Morgan.

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  Directors and executive officers of Copano have certain interests that are different from those of Copano unitholders generally.

  •
  Copano unitholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

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  Kinder Morgan common units to be received by Copano unitholders as a result of the merger have different rights from Copano common units.

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  No ruling has been requested with respect to the U.S. federal income tax consequences of the merger.

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  The intended U.S. federal income tax consequences of the merger are dependent upon Kinder Morgan and Copano being treated as partnerships for U.S. federal income tax purposes.

  •
  Copano common unitholders could recognize taxable income or gain for U.S. federal income tax purposes as a result of the merger.

  •
  KMI indirectly owns all of the common equity of Kinder Morgan GP and all of the voting shares of Kinder Morgan Management and may have interests that differ from Kinder Morgan's interests and from the interests of Kinder Morgan's unitholders.

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  Kinder Morgan common unitholders have limited voting rights and limited control.

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  If Kinder Morgan were to be treated as a corporation for U.S. federal income tax purposes, or were to become subject to a material amount of entity-level taxation for state tax purposes, Kinder Morgan's cash available for distribution to its common unitholders would be substantially reduced.

Material U.S. Federal Income Tax Consequences of the Merger (See page 118)

        Tax matters associated with the merger are complicated. The U.S. federal income tax consequences of the merger to a Copano common unitholder will depend on such common unitholder's own personal tax situation. The tax discussions in this proxy statement/prospectus focus on the U.S. federal income tax consequences generally applicable to individuals who are residents or citizens of the United States that hold their Copano common units as capital assets, and these discussions have only limited application to other unitholders, including those subject to special tax treatment. Copano common unitholders are urged to consult their tax advisors for a full understanding of the U.S. federal, state, local and foreign tax consequences of the merger that will be applicable to them.

        Copano expects to receive an opinion from Wachtell, Lipton, Rosen & Katz to the effect that no gain or loss will be recognized by Copano common unitholders to the extent Kinder Morgan common units are received in exchange therefor as a result of the merger, other than gain resulting from either (i) any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code, or (ii) any cash received in lieu of any fractional Kinder Morgan common units. Kinder Morgan expects to receive an opinion from Bracewell & Giuliani LLP to the effect that no gain or loss will be recognized by Kinder Morgan common unitholders as a result of the merger (other than gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code). Opinions of counsel, however, are subject to certain limitations and are not binding on the IRS and no assurance can be given that the IRS would not successfully assert a contrary position regarding the merger and the opinions of counsel.

        The U.S. federal income tax consequences described above may not apply to some holders of Kinder Morgan common units and Copano common units. Please read "Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 118 for a more complete discussion of the U.S. federal income tax consequences of the merger.

 Accounting Treatment of the Merger (See page 94)

        In accordance with accounting principles generally accepted in the United States and in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 805—Business Combinations, Kinder Morgan will account for the merger as an acquisition of a business.

Listing of Kinder Morgan Common Units; Delisting and Deregistration of Copano Common Units (See page 95)

        Kinder Morgan common units are currently listed on the NYSE under the ticker symbol "KMP." It is a condition to closing that the common units to be issued in the merger to Copano unitholders be approved for listing on the NYSE, subject to official notice of issuance.

        Copano common units are currently listed on the NASDAQ Global Select Market under the ticker symbol "CPNO." If the merger is completed, Copano common units will cease to be listed on the NASDAQ Global Select Market and will be deregistered under the Exchange Act.

No Appraisal Rights (See page 93)

        Under Delaware law and pursuant to the Copano LLC agreement, Copano unitholders will not have appraisal rights in connection with the merger.

Conditions to Completion of the Merger (See page 98)

        Kinder Morgan and Copano currently expect to complete the merger in May 2013, subject to receipt of required Copano unitholder and regulatory approvals and clearances and to the satisfaction or waiver of the other conditions to the transactions contemplated by the merger agreement described below.

        As more fully described in this proxy statement/prospectus, each party's obligation to complete the transactions contemplated by the merger agreement depends on a number of conditions being satisfied or, where legally permissible, waived, including the following:

  •
  the merger agreement must have been approved by the affirmative vote or consent of the holders of at least a majority of the outstanding Copano common units and Series A convertible preferred units as of the record date, voting together as a single class on an "as if" converted basis;

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  the waiting period applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to as the HSR Act, must have been terminated or expired (the waiting period expired on March 22, 2013);

  •
  no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority will be in effect enjoining, restraining, preventing or prohibiting the consummation of the merger or making the consummation of the merger illegal;

  •
  the registration statement of which this proxy statement/prospectus forms a part must have been declared effective by the SEC and must not be subject to any stop order or proceedings initiated or threatened by the SEC; and

  •
  Kinder Morgan common units to be issued in the merger must have been approved for listing on the NYSE, subject to official notice of issuance.

        The obligations of each of Kinder Morgan and Merger Sub to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

  •
  the representations and warranties of Copano in the merger agreement being true and correct both when made and at and as of the date of the closing of the merger, subject to certain standards, including materiality and material adverse effect qualifications, as described under "The Merger Agreement—Conditions to Consummation of the Merger;"

  •
  Copano having performed, in all material respects, all obligations required to be performed by it under the merger agreement;

  •
  the receipt of an officer's certificate executed by an executive officer of Copano certifying that the two preceding conditions have been satisfied;

  •
  Kinder Morgan must have received from Bracewell & Giuliani LLP, tax counsel to Kinder Morgan, a written opinion regarding certain U.S. federal income tax matters, as described under "The Merger Agreement—Conditions to Consummation of the Merger;" and

  •
  the conversion of (i) the 12,897,029 Series A convertible preferred units outstanding as of the date of the merger agreement into an aggregate of 14,186,731 Copano common units and (ii) any Series A convertible preferred units issued as part of a distribution in kind, which are referred to as PIK units, after the date of the merger agreement into a number of Copano common units equal to the product of (A) 110% and (B) the number of PIK units, in each case, as of immediately prior to the effective time.

        The obligation of Copano to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

  •
  the representations and warranties of Kinder Morgan in the merger agreement being true and correct both when made and at and as of the date of the closing of the merger, subject to certain standards, including materiality and material adverse effect qualifications, as described under "The Merger Agreement—Conditions to Consummation of the Merger;"

  •
  Kinder Morgan, Merger Sub and Kinder Morgan GP having performed, in all material respects, all obligations required to be performed by them under the merger agreement;

  •
  the receipt of an officer's certificate executed by an executive officer of Kinder Morgan certifying that the two preceding conditions have been satisfied; and

  •
  Copano must have received from Wachtell, Lipton, Rosen & Katz, tax counsel to Copano, a written opinion regarding certain U.S. federal income tax matters, as described under "The Merger Agreement—Conditions to Consummation of the Merger."

Regulatory Approvals and Clearances Required for the Merger (See page 94)

        Consummation of the merger is subject to the expiration or termination of any applicable waiting period under the HSR Act. On March 22, 2013, the waiting period expired without a request for additional information. See "Proposal 1: The Merger—Regulatory Approvals and Clearances Required for the Merger."

No Solicitation by Copano of Alternative Proposals (See page 101)

        Under the merger agreement, Copano has agreed that it will not, and will cause its subsidiaries and use reasonable best efforts to cause its and its subsidiaries' directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives not to, directly or indirectly:

  •
  solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing confidential information) or knowingly induce or take any other action intended to lead to any inquiries or any proposals that constitute the submission of an alternative proposal (as defined under "The Merger Agreement—No Solicitation by Copano of Alternative Proposals"); or

  •
  except as permitted by the merger agreement, enter into any confidentiality agreement, merger agreement, letter of intent, agreement in principle, unit purchase agreement, asset purchase agreement or unit exchange agreement, option agreement or other similar agreement relating to an alternative proposal.

        In addition, the merger agreement requires Copano and its subsidiaries to (i) cease and cause to be terminated any discussions or negotiations with any persons conducted prior to the execution of the merger agreement regarding an alternative proposal, (ii) request the return or destruction of all confidential information previously provided to any such persons and (iii) immediately prohibit any access to any persons (other than Kinder Morgan and its representatives) to any physical or electronic data room relating to a possible alternative proposal.

        Notwithstanding these restrictions, the merger agreement provides that, under specified circumstances at any time prior to Copano's unitholders voting in favor of adopting the merger agreement, Copano may furnish information, including confidential information, with respect to it and its subsidiaries to, and participate in discussions or negotiations with, any third party that makes a written alternative proposal that the Copano board of directors believes is bona fide, and (after consultation with its financial advisors and outside legal counsel) the Copano board of directors determines in good faith constitutes or could reasonably be expected to result in a superior proposal and such alternative proposal did not result from a material breach of the no solicitation provisions in the merger agreement.

        Copano has also agreed in the merger agreement that it (i) will promptly, and in any event within 24 hours after receipt, notify Kinder Morgan of any alternative proposal or any request for information or inquiry with regard to any alternative proposal and the identity of the person making any such alternative proposal, request or inquiry, (ii) will provide Kinder Morgan the terms, conditions and nature of any such alternative proposal, request or inquiry and (iii) will keep Kinder Morgan reasonably informed of all material developments affecting the status and terms of any such alternative proposals, offers, inquiries or requests and of the status of any such discussions or negotiations.

Change in Copano Board Recommendation (See page 102)

        The merger agreement provides that Copano will not withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Kinder Morgan, Copano's board of directors' recommendation that Copano's unitholders adopt the merger agreement or publicly recommend the approval or adoption of, or publicly approve or adopt, or propose to publicly recommend, approve or adopt, any alternative proposal. In addition, subject to certain limitations, within five business days of receipt of a written request from Kinder Morgan following receipt by Copano of an alternative proposal, Copano will publicly reconfirm Copano's board of directors' recommendation that Copano's unitholders adopt the merger agreement and Copano may not unreasonably withhold, delay (beyond the five business day period) or condition such public reconfirmation.

        Copano taking or failing to take, as applicable, any of the actions described above is referred to as an "adverse recommendation change."

        Copano may effect an adverse recommendation change, subject to certain procedural requirements and limitations as provided for in the merger agreement and described under "The Merger Agreement—Change in Copano Board Recommendation," (i) if Copano receives a written alternative proposal that Copano's board of directors believes is bona fide and the Copano board of directors, after consultation with its financial advisors and outside legal counsel, concludes that such alternative proposal constitutes a superior proposal and if it determines in good faith, after consultation with outside counsel, that failing to take any such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law or (ii) in response to an intervening event (as described below) if Copano's board of directors concludes in good faith, after consultation with outside counsel and its financial advisors, that the exercise of its fiduciary duties requires such adverse recommendation change.

        An "intervening event" means, with respect to Copano, a material event or circumstance that arises or occurs after the date of the merger agreement and was not, prior to such date, reasonably foreseeable by Copano's board of directors; provided, however, that the receipt, existence or terms of an alternative proposal or any matter relating thereto or consequence thereof will not constitute an intervening event.

Termination of the Merger Agreement (See page 106)

        Kinder Morgan or Copano may terminate the merger agreement at any time prior to the effective time, whether before or after Copano unitholders have approved the merger agreement:

  •
  by mutual written consent;

  •
  by either Kinder Morgan or Copano, if:

  •
  (i) the merger has not occurred on or before January 29, 2014, (ii) any governmental authority has issued a final and nonappealable law, injunction, judgment or ruling that enjoins or otherwise prohibits the consummation of the transactions contemplated by the merger agreement or makes the transactions contemplated by the merger agreement illegal or (iii) there is a breach by the non-terminating party of any of its representations, warranties, covenants or agreements in the merger agreement such that certain closing conditions would not be satisfied, or if capable of being cured, such breach has not been cured within 30 days following delivery of written notice of such breach by the terminating party, in each case, subject to certain exceptions discussed in "The Merger Agreement—Termination of the Merger Agreement;" or

  •
  unitholders of Copano do not adopt the merger agreement at a special meeting of Copano unitholders or any adjournment or postponement of such meeting;

  •
  by Kinder Morgan, if:

  •
  an adverse recommendation change shall have occurred; or

  •
  prior to the adoption of the merger agreement by the unitholders of Copano, Copano is in willful breach of its obligations to (i) duly call, give notice of and hold a special meeting of Copano unitholders for the purpose of obtaining unitholder approval of the merger agreement and, through Copano's board of directors, recommend the adoption of the merger agreement to Copano's unitholders or (ii) comply with the requirements described under "The Merger Agreement—No Solicitation by Copano of Alternative Proposals," in each case, subject to certain exceptions discussed in "The Merger Agreement—Termination of the Merger Agreement."

 Expenses and Termination Fees Relating to the Merger (See pages 107 and 108)

        Generally, all fees and expenses incurred in connection with the transactions contemplated by the merger agreement will be the obligation of the respective party incurring such fees and expenses, except that Kinder Morgan and Copano will each pay one-half of the expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus.

        Following termination of the merger agreement under specified circumstances, Kinder Morgan may be required to pay Copano a termination fee of $75 million and, under specified circumstances, Copano may be required to pay Kinder Morgan a termination fee of $115 million.

Comparison of Rights of Kinder Morgan Unitholders and Copano Unitholders (See page 143)

        Copano unitholders will own Kinder Morgan common units following the completion of the merger, and their rights associated with those Kinder Morgan common units will be governed by the Kinder Morgan limited partnership agreement and Delaware limited partnership law, which differ in a number of respects from the Copano LLC agreement and Delaware limited liability company law.

Litigation Relating to the Merger (See page 96)

        Three purported class action lawsuits are currently pending that challenge the merger. Each of the actions names Copano, the board of directors of Copano, Kinder Morgan GP, Kinder Morgan and Merger Sub as defendants. All three lawsuits are brought on behalf of a putative class seeking to enjoin the merger and alleging, among other things, that the members of the board of directors of Copano breached their fiduciary duties by agreeing to sell Copano for inadequate and unfair consideration and pursuant to an inadequate and unfair process, and that Copano, Kinder Morgan, Kinder Morgan GP and Merger Sub aided and abetted such alleged breaches. Each also asserts claims alleging that the disclosures made in connection with the merger fail to provide the unitholders with all material information regarding the merger.

 Selected Historical Consolidated Financial Data of Kinder Morgan

        The following selected historical consolidated financial data as of and for each of the years ended December 31, 2012, 2011, 2010, 2009 and 2008 are derived from Kinder Morgan's audited consolidated financial statements. You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes thereto set forth in Kinder Morgan's Annual Report on Form 10-K for the year ended December 31, 2012 incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information."

	Year Ended December 31,
	2012(e)	2011(e)	2010(e)	2009(f)	2008(g)
	(unaudited)
	(dollars in millions, except per unit data)
Income and Cash Flow Data:
Revenues	$8,642	$7,889	$7,739	$6,697	$11,362
Operating income	$2,340	$1,577	$1,460	$1,367	$1,399
Earnings from equity investments	$339	$224	$136	$91	$76
Income from continuing operations	$2,025	$1,067	$1,092	$1,036	$1,078
Income (loss) from discontinued operations(a)	$(669)	$201	$235	$248	$240
Net income	$1,356	$1,268	$1,327	$1,284	$1,319
Limited Partners' interest in net income (loss)	$(78)	$83	$431	$332	$499
Limited Partners' net income (loss) per unit:
Income (loss) per unit from continuing operations	$1.64	$(0.35)	$0.65	$0.32	$1.02
Income (loss) from discontinued operations	$(1.86)	$0.60	$0.75	$0.86	$0.92

Net income (loss) per unit	$(0.22)	$0.25	$1.40	$1.18	$1.94

Per unit cash distribution declared(b)	$4.98	$4.61	$4.40	$4.20	$4.02
Ratio of earnings to fixed charges(c)	3.81	2.82	3.07	3.20	3.26
Capital expenditures	$1,806	$1,199	$1,004	$1,324	$2,533
Balance Sheet Data (at end of period):
Net property, plant and equipment	$19,603	$15,596	$14,604	$14,154	$13,241
Total assets	$32,094	$24,103	$21,861	$20,262	$17,886
Long-term debt(d)	$14,714	$11,183	$10,301	$10,022	$8,293

(a)
Represents income (loss) from the operations and disposal of Kinder Morgan's (i) Kinder Morgan Interstate Gas Transmission natural gas pipeline system; (ii) Trailblazer natural gas pipeline system; (iii) Casper and Douglas natural gas processing operations; (iv) 50% equity investment in the Rockies Express natural gas pipeline system; and (v) for 2008 only, North System natural gas liquids pipeline system. For further information about the assets listed in (i) through (iv), see Notes 1, 2 and 3 to Kinder Morgan's consolidated financial statements included in Kinder Morgan's Annual Report on Form 10-K for the year ended December 31, 2012 incorporated by reference in this proxy statement/prospectus.

(b)
Represents the amount of cash distributions declared with respect to that year.

(c)
For the purpose of computing the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes, equity earnings (including amortization of excess cost of equity investments) and unamortized capitalized interest, plus fixed charges and distributed income of equity investees. Fixed charges are defined as the sum of interest on all indebtedness (excluding capitalized interest), amortization of debt issuance costs and that portion of rental expense which Kinder Morgan believes to be representative of an interest factor.

(d)
Excludes debt fair value adjustments. Increases to long-term debt for debt fair value adjustments totaled $1,461 million as of December 31, 2012, $1,055 million as of December 31, 2011, $582 million as of December 31, 2010, $308 million as of December 31, 2009, and $933 million as of December 31, 2008.

(e)
For each of the years 2012, 2011 and 2010, includes results of operations for net assets acquired since effective dates of acquisition. For further information on these acquisitions, see Note 3 to Kinder Morgan's consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2012 incorporated by reference in this proxy statement/prospectus.

(f)
Includes results of operations for the terminal assets acquired from Megafleet Towing Co., Inc., the Portland Airport refined products pipeline assets acquired from Chevron Pipe Line Company, the natural gas treating business acquired from Crosstex Energy, L.P. and Crosstex Energy, Inc., and the 40% equity membership interest in Endeavor Gathering LLC acquired from GMX Resources Inc. since effective dates of acquisition. Kinder Morgan acquired the terminal assets from Megafleet effective April 23, 2009, the Portland Airport Pipeline assets from Chevron effective July 31, 2009, the natural gas treating business from Crosstex effective October 1, 2009, and the 40% membership interest in Endeavor effective November 1, 2009.

(g)
Includes results of operations for the terminal assets acquired from Chemserve, Inc., and the refined petroleum products terminal located in Phoenix, Arizona acquired from ConocoPhillips since effective dates of acquisition. Kinder Morgan acquired the terminal assets from Chemserve, Inc. effective August 15, 2008, and Kinder Morgan acquired the refined petroleum products terminal from ConocoPhillips effective December 10, 2008. The increase in overall revenues in 2008 was primarily due to incremental revenues earned from the sales of natural gas by Kinder Morgan's Natural Gas Pipelines business segment.

 Selected Historical Consolidated Financial Data of Copano

        The following historical consolidated financial data as of and for each of the years ended December 31, 2012, 2011, 2010, 2009 and 2008 are derived from Copano's audited consolidated financial statements. You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes thereto set forth in Copano's Annual Report on Form 10-K for the year ended December 31, 2012 incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information."

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(unaudited)
	(dollars in thousands, except per unit data)
Income and Cash Flow Data:
Revenues(a)	$1,417,720	$1,345,223	$995,164	$820,046	$1,454,419
Equity in loss (earnings) from unconsolidated affiliates	$137,088	$145,324	$20,480	$(4,600)	$(6,889)
Operating (loss) income	$(82,614)	$(89,450)	$45,777	$72,355	$105,703
(Loss) income from continuing operations	$(138,970)	$(156,312)	$(8,681)	$20,866	$55,922
Preferred unit distributions	$(36,117)	$(32,721)	$(15,188)	$—	$—
Net (loss) income to common units	$(175,087)	$(189,033)	$(23,869)	$20,866	$55,922
Basic (loss) income per common from continuing operations	$(2.39)	$(2.86)	$(0.37)	$0.39	$1.15
Diluted (loss) income per common from continuing operations	$(2.39)	$(2.86)	$(0.37)	$0.36	$0.97
Per unit cash distribution declared(b)	$2.30	$2.30	$2.30	$2.30	$2.17
Ratio of consolidated earnings to fixed charges(c)	1.5x	1.3x	1.6x	1.8x	2.1x
Capital expenditures	$359,340	$273,293	$130,504	$71,152	$180,825
Balance Sheet Data (at end of period):
Net property, plant and equipment	$1,372,509	$1,103,699	$912,157	$841,323	$819,099
Total assets	$2,200,164	$2,064,597	$1,906,993	$1,867,412	$2,013,665
Long-term debt	$1,001,649	$994,525	$592,736	$852,818	$821,119

(a)
Selected financial data as of and for the years ended December 31, 2009 and 2008 excludes the results attributable to Copano's crude oil pipeline and related activities, as they are classified as discontinued operations.

(b)
Represents the amount of cash distributions declared with respect to that period.

(c)
For the purpose of calculating the ratio of consolidated earnings to fixed charges, "earnings" means the aggregate of the following items: pre-tax income from continuing operations before adjustment for income or loss from equity investees; plus fixed charges; plus amortization of capitalized interest; plus distributed income of equity investees; plus our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less interest capitalized; less preference security dividend requirements of consolidated subsidiaries; and less the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges and "fixed charges" means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense and (d) preference security dividend requirements of consolidated subsidiaries; and "preference security dividend" means the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.

 Unaudited Comparative Per Unit Information

        The table below sets forth historical and unaudited pro forma combined per unit information of Kinder Morgan and Copano.

Historical Per Unit Information of Kinder Morgan and Copano

        The historical per unit information of Kinder Morgan and Copano set forth in the table below is derived from the audited consolidated financial statements as of and for the year ended December 31, 2012 for each of Kinder Morgan and Copano.

Pro Forma Combined Per Unit Information of Kinder Morgan

        The unaudited pro forma combined per unit information of Kinder Morgan set forth in the table below gives effect to the merger under the purchase method of accounting, as if the merger had been effective on January 1, 2012, in the case of income from continuing operations per unit and cash distributions data, and December 31, 2012, in the case of book value per unit data, and, in each case, assuming that 0.4563 Kinder Morgan common units have been issued in exchange for each outstanding Copano common unit, after giving effect to the conversion of the Series A convertible preferred units and the settlement of outstanding Copano options, unit appreciation rights, phantom units and restricted units in accordance with the merger agreement. The unaudited pro forma combined per unit information of Kinder Morgan is derived from the audited consolidated financial statements as of and for the year ended December 31, 2012 for each of Kinder Morgan and Copano.

Equivalent Pro Forma Combined Per Unit Information of Copano

        The unaudited Copano equivalent pro forma per unit amounts set forth in the table below are calculated by multiplying the unaudited pro forma combined per unit amounts of Kinder Morgan by the exchange ratio of 0.4563.

General

        You should read the information set forth below in conjunction with the selected historical financial information of Kinder Morgan and Copano included elsewhere in this proxy statement/prospectus and the historical financial statements and related notes of Kinder Morgan and Copano that are incorporated into this proxy statement/prospectus by reference. See "Selected Historical Consolidated Financial Data of Kinder Morgan," "Selected Historical Consolidated Financial Data of Copano" and "Where You Can Find More Information."

        The accounting for an acquisition of a business is based on the authoritative guidance for business combinations. Purchase accounting requires, among other things, that the assets acquired and liabilities assumed be recognized at their fair values as of the date the merger is completed. The allocation of the purchase price is dependent upon certain valuations of Copano's assets and liabilities and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments reflect the assets and liabilities of Copano at their preliminary estimated fair values. Differences between these preliminary estimates and the final purchase accounting will occur, and these differences could have a material impact on the unaudited pro forma combined per unit information set forth in the following table.

        The unaudited pro forma per unit information of Kinder Morgan does not purport to represent the actual results of operations that Kinder Morgan would have achieved or distributions that would have been declared had the companies been combined during these periods or to project the future results of operations that Kinder Morgan may achieve or the distributions it may pay after the merger.

As of and for the Year Ended December 31, 2012
Historical—Kinder Morgan Energy Partners L.P.
Income from Continuing Operations Per Unit—Basic and Diluted	$1.64
Distribution per Unit declared for the period	4.98
Book value per Unit(a)	30.41
Historical—Copano
Loss from Continuing Operations Per Unit—Basic and Diluted	$(2.39)
Distribution per Unit declared for the period	2.30
Book value per Unit(b)	10.67
Pro Forma Combined
Income from Continuing Operations Per Unit—Basic and Diluted(c)	$0.84
Distribution per Unit declared for the period(d)	4.96
Book value per Unit(e)	37.30
Equivalent Pro Forma Combined(f)
Income from Continuing Operations Per Unit—Basic and Diluted	$0.38
Distribution per Unit declared for the period	2.26
Book value per Unit	17.02
(a)
Book value per Kinder Morgan common unit was calculated by allocating 2% of net book value to the general partner interest in Kinder Morgan. The remaining 98% of net book value was divided by the total Kinder Morgan common units outstanding as of December 31, 2012.

(b)
Book value per Copano common unit was calculated as the net book value divided by the common units and Series A convertible preferred units outstanding as of December 31, 2012.

(c)
Pro forma combined income from continuing operations per unit is calculated by dividing pro forma income from continuing operations allocable to Kinder Morgan common units by the weighted average pro forma units outstanding.

(d)
Pro forma distributions per unit declared are calculated by adding the total distributions declared to Copano common unitholders to the total distributions declared by Kinder Morgan, inclusive of distributions to both limited partners and its general partner. This combined distributions total is then put through the distribution provisions of the Kinder Morgan partnership agreement. The total distribution allocable to Kinder Morgan common units through the Kinder Morgan distribution calculation is then adjusted for the incentive distributions that Kinder Morgan GP will forego in connection with the merger. The remaining cash available for distribution is then divided by the average pro forma Kinder Morgan common units outstanding.

(e)
Pro forma combined book value per Kinder Morgan common unit as of December 31, 2012 was calculated by allocating 2% of pro forma net book value to the general partner interest in Kinder Morgan at period end. The remaining 98% of net book value was divided by the pro forma common units outstanding at period end.

(f)
Pro forma equivalent amounts are calculated by multiplying the unaudited pro forma combined per unit amounts of Kinder Morgan by the exchange ratio of 0.4563.

 Comparative Unit Prices and Distributions

        Kinder Morgan common units are currently listed on the NYSE under the ticker symbol "KMP." Copano common units are currently listed on the NASDAQ Global Select Market under the ticker symbol "CPNO." The table below sets forth, for the calendar quarters indicated, the high and low sale prices per Kinder Morgan common unit on the NYSE and per Copano common unit on the NASDAQ Global Select Market. The table also shows the amount of cash distributions declared on Kinder Morgan common units and Copano common units, respectively, for the calendar quarters indicated.

	Kinder Morgan Common Units			Copano Common Units
	High	Low	Cash Distributions	High	Low	Cash Distributions
2013
First quarter (through March 28, 2013)	$89.89	$80.83		$40.52	$31.84
2012
Fourth quarter	86.32	74.76	$1.29	34.00	27.72	$0.575
Third quarter	86.47	78.60	1.26	33.43	26.10	0.575
Second quarter	85.50	74.15	1.23	37.20	24.24	0.575
First quarter	90.60	80.40	1.20	38.03	33.00	0.575
2011
Fourth quarter	84.95	65.00	1.16	34.28	26.08	0.575
Third quarter	74.00	63.42	1.16	35.39	27.07	0.575
Second quarter	78.00	69.50	1.15	37.40	31.17	0.575
First quarter	74.51	69.66	1.14	36.40	30.23	0.575

        The following table presents per unit closing prices for Kinder Morgan common units and Copano common units on January 29, 2013, the last trading day before the public announcement of the merger agreement, and on March 28, 2013, the last practicable trading day before the date of this proxy statement/prospectus. This table also presents the equivalent market value per Copano common unit on such dates. The equivalent market value per Copano common unit has been determined by multiplying the closing prices of Kinder Morgan common units on those dates by the exchange ratio of 0.4563 of a Kinder Morgan common unit.

	Kinder Morgan Common Units	Copano Common Units	Equivalent Market Value per Copano Common Unit
January 29, 2013	$89.66	$33.13	$40.91
March 28, 2013	89.77	40.52	40.96

        Although the exchange ratio is fixed, the market prices of Kinder Morgan common units and Copano common units will fluctuate prior to the consummation of the merger and the market value of the merger consideration ultimately received by Copano unitholders will depend on the closing price of Kinder Morgan common units on the day the merger is consummated. Thus, Copano unitholders will not know the exact market value of the merger consideration they will receive until the closing of the merger.

RISK FACTORS

        In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section titled "Cautionary Statement Regarding Forward-Looking Statements," you should carefully consider the following risks before deciding whether to vote for the adoption of the merger agreement and the merger. In addition, you should read and carefully consider the risks associated with each of Kinder Morgan and Copano and their respective businesses. These risks can be found in Kinder Morgan's and Copano's respective Annual Reports on Form 10-K for the year ended December 31, 2012, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. For further information regarding the documents incorporated into this proxy statement/prospectus by reference, please see the section titled "Where You Can Find More Information." Realization of any of the risks described below, any of the events described under "Cautionary Statement Regarding Forward-Looking Statements" or any of the risks or events described in the documents incorporated by reference could have a material adverse effect on Kinder Morgan's, Copano's or the combined organization's respective businesses, financial condition, cash flows and results of operations and could result in a decline in the trading prices of their respective common units.

 Risk Factors Relating to the Merger

Because the exchange ratio is fixed and because the market price of Kinder Morgan common units will fluctuate prior to the consummation of the merger, Copano unitholders cannot be sure of the market value of the Kinder Morgan common units they will receive as merger consideration relative to the value of Copano common units they exchange.

        The market value of the consideration that Copano unitholders will receive in the merger will depend on the trading price of Kinder Morgan's common units at the closing of the merger. The exchange ratio that determines the number of Kinder Morgan common units that Copano unitholders will receive in the merger is fixed. This means that there is no mechanism contained in the merger agreement that would adjust the number of Kinder Morgan common units that Copano unitholders will receive based on any decreases in the trading price of Kinder Morgan common units. If Kinder Morgan's common unit price at the closing of the merger is less than Kinder Morgan's common unit price on the date that the merger agreement was signed, then the market value of the consideration received by Copano unitholders will be less than contemplated at the time the merger agreement was signed.

        Kinder Morgan common unit price changes may result from a variety of factors, including general market and economic conditions, conditions affecting its industry generally or those of its customers, changes in Kinder Morgan's business, operations and prospects, and regulatory considerations. Many of these factors are beyond Kinder Morgan's and Copano's control. For historical and current market prices of Kinder Morgan common units and Copano common units, please read "Summary—Comparative Unit Prices and Distributions" in this proxy statement/prospectus.

Kinder Morgan and Copano may be unable to obtain the regulatory clearances required to complete the merger or, in order to do so, Kinder Morgan and Copano may be required to comply with material restrictions or satisfy material conditions.

        The merger is subject to review by the Antitrust Division of the Department of Justice, which is referred to as the Antitrust Division, and the Federal Trade Commission, which is referred to as the FTC, under the HSR Act, and potentially state regulatory authorities. The closing of the merger is subject to the condition that there be no law, injunction, judgment or ruling by a governmental authority in effect enjoining, restraining, preventing or prohibiting the merger contemplated by the merger agreement. Kinder Morgan and Copano can provide no assurance that all required regulatory clearances will be obtained. If a governmental authority asserts objections to the merger, Kinder Morgan may be required to divest some assets in order to obtain antitrust clearance. There can be no assurance as to the cost, scope or impact of the actions that may be required to obtain antitrust approval. In addition, the merger agreement provides that Kinder Morgan is not required to commit to dispositions of assets in order to obtain regulatory clearance unless they do not exceed specified thresholds. If Kinder Morgan must take such actions, it could be detrimental to it or to the combined organization following the consummation of the merger. Furthermore, these actions could have the effect of delaying or preventing completion of the proposed merger or imposing additional costs on or limiting the revenues of the combined organization following the consummation of the merger. See "The Merger Agreement—Regulatory Matters."

        Although the statutory waiting period under the HSR Act has expired, the Antitrust Division or the FTC could take action under the antitrust laws to prevent or rescind the merger, require the divestiture of assets or seek other remedies. Additionally, state attorneys general could seek to block or challenge the merger as they deem necessary or desirable in the public interest at any time, including after completion of the transaction. In addition, in some circumstances, a third party could initiate a private action under antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. Kinder Morgan may not prevail and may incur significant costs in defending or settling any action under the antitrust laws.

The fairness opinions rendered to the board of directors of Copano by its financial advisors were based on the respective financial analyses performed by Copano's financial advisors, which considered factors such as market and other conditions then in effect, and financial forecasts and other information made available to Copano's financial advisors, as of the date of their respective opinions. As a result, these opinions do not reflect changes in events or circumstances after the date of these opinions. Copano has not obtained, and does not expect to obtain, updated fairness opinions from its financial advisors reflecting changes in circumstances that may have occurred since the signing of the merger agreement.

        The fairness opinions rendered to the board of directors of Copano by Barclays and Jefferies were provided in connection with, and at the time of, the board of director's evaluation of the merger and the merger agreement. These opinions were based on the respective financial analyses performed, which considered market and other conditions then in effect, and financial forecasts and other information made available to them, as of the date of their respective opinions, which may have changed, or may change, after the date of the opinions. Copano has not obtained updated opinions as of the date of this proxy statement/prospectus from its financial advisors, and it does not expect to obtain updated opinions prior to completion of the merger. Changes in the operations and prospects of Kinder Morgan or Copano, general market and economic conditions and other factors which may be beyond the control of Kinder Morgan and Copano, and on which the fairness opinions were based, may have altered the value of Kinder Morgan or Copano or the prices of Kinder Morgan common units or Copano common units since the date of such opinions, or may alter such values and prices by the time the merger is completed. The opinions do not speak as of any date other than the date of the opinions. For a description of the opinions that Copano received from its financial advisors, please refer to "Proposal 1: The Merger—Opinions of Copano's Financial Advisors."

Copano is subject to provisions that limit its ability to pursue alternatives to the merger, could discourage a potential competing acquirer of Copano from making a favorable alternative transaction proposal and, in specified circumstances under the merger agreement, could require Copano to pay a termination fee of $115 million to Kinder Morgan.

        Under the merger agreement, Copano is restricted from entering into alternative transactions. Unless and until the merger agreement is terminated, subject to specified exceptions (which are discussed in more detail in "The Merger Agreement—No Solicitation by Copano of Alternative

Proposals"), Copano is restricted from soliciting, initiating, knowingly facilitating, knowingly encouraging or knowingly inducing or negotiating, any inquiry, proposal or offer for a competing acquisition proposal with any person. Under the merger agreement, in the event of a potential change by the board of directors of Copano of its recommendation with respect to the proposed merger in light of a superior proposal, Copano must provide Kinder Morgan with five days' notice to allow Kinder Morgan to propose an adjustment to the terms and conditions of the merger agreement. Copano entered into confidentiality/standstill agreements with two potentially interested parties other than Kinder Morgan. While these agreements allow each interested party to engage Copano in certain discussions regarding a potential competing transaction, one of the agreements prohibits discussions, and restricts requests to Copano to waive that prohibition, in a situation where public disclosure of the discussions would be required. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Copano from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher per unit market value than the market value proposed to be received or realized in the merger, or might result in a potential competing acquirer of Copano proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the termination fee that may become payable in specified circumstances.

        Under the merger agreement, Copano may be required to pay to Kinder Morgan a termination fee of $115 million if the merger agreement is terminated under specified circumstances (which are discussed in more detail in "The Merger Agreement—Terminations Fees"). If such a termination fee is payable, the payment of this fee could have material and adverse consequences to the financial condition and operations of Copano. For a discussion of the restrictions on Copano soliciting or entering into a takeover proposal or alternative transaction and Copano's board of directors' ability to change its recommendation, see "The Merger Agreement—No Solicitation by Copano of Alternative Proposals," and "—Change in Copano Board Recommendation."

Directors and executive officers of Copano have certain interests that are different from those of Copano unitholders generally.

        Directors and executive officers of Copano are parties to agreements or participants in other arrangements that give them interests in the merger that may be different from, or be in addition to, your interests as a unitholder of Copano. You should consider these interests in voting on the merger. These different interests are described under "Proposal 1: The Merger—Interests of Directors and Executive Officers of Copano in the Merger."

Copano may have difficulty attracting, motivating and retaining executives and other employees in light of the merger.

        Uncertainty about the effect of the merger on Copano employees may have an adverse effect on the combined organization. This uncertainty may impair Copano's ability to attract, retain and motivate personnel until the merger is completed. Employee retention may be particularly challenging during the pendency of the merger, as employees may feel uncertain about their future roles with the combined organization. In addition, Copano may have to provide additional compensation in order to retain employees. If employees of Copano depart because of issues relating to the uncertainty and difficulty of integration or a desire not to become employees of the combined organization, the combined organization's ability to realize the anticipated benefits of the merger could be reduced.

Kinder Morgan and Copano will incur substantial transaction-related costs in connection with the merger.

        Kinder Morgan and Copano expect to incur a number of non-recurring transaction-related costs associated with completing the merger, combining the operations of the two companies and achieving desired synergies. These fees and costs will be substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs. Additional unanticipated costs may be incurred in the integration of the businesses of Kinder Morgan and Copano. There can be no assurance that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, will offset the incremental transaction-related costs over time. Thus, any net benefit may not be achieved in the near term, the long term or at all.

Failure to successfully combine the businesses of Copano and Kinder Morgan in the expected time frame may adversely affect the future results of the combined organization, and, consequently, the value of the Kinder Morgan common units that Copano unitholders receive as the merger consideration.

        The success of the proposed merger will depend, in part, on the ability of Kinder Morgan to realize the anticipated benefits and synergies from combining the businesses of Kinder Morgan and Copano. To realize these anticipated benefits, the businesses must be successfully combined. If the combined organization is not able to achieve these objectives, or is not able to achieve these objectives on a timely basis, the anticipated benefits of the merger may not be realized fully or at all. In addition, the actual integration may result in additional and unforeseen expenses, which could reduce the anticipated benefits of the merger. These integration difficulties could result in declines in the market value of Kinder Morgan's common units and, consequently, result in declines in the market value of the Kinder Morgan common units that Copano unitholders receive as the merger consideration.

Failure to complete the merger, or significant delays in completing the merger, could negatively affect the trading prices of Kinder Morgan common units and Copano common units and the future business and financial results of Kinder Morgan and Copano.

        Completion of the merger is not assured and is subject to risks, including the risks that approval of the merger by the Copano unitholders or by governmental agencies is not obtained or that other closing conditions are not satisfied. If the merger is not completed, or if there are significant delays in completing the merger, the trading prices of Kinder Morgan common units and Copano common units and the respective future business and financial results of Kinder Morgan and Copano could be negatively affected, and each of them will be subject to several risks, including the following:

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  the parties may be liable for damages to one another under the terms and conditions of the merger agreement;

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  negative reactions from the financial markets, including declines in the price of Kinder Morgan common units or Copano common unit due to the fact that current prices may reflect a market assumption that the merger will be completed;

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  having to pay certain significant costs relating to the merger, including, in the case of Copano in certain circumstances, a termination fee of $115 million and in the case of Kinder Morgan in certain circumstances, a termination fee of $75 million, in each case, as described in "The Merger Agreement—Termination Fees;" and

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  the attention of management of Kinder Morgan and Copano will have been diverted to the merger rather than each company's own operations and pursuit of other opportunities that could have been beneficial to that company.

Purported class action complaints have been filed against Copano, Kinder Morgan, Copano's board of directors, Kinder Morgan GP and Merger Sub, challenging the merger, and an unfavorable judgment or ruling in these lawsuits could prevent or delay the consummation of the proposed merger and result in substantial costs.

        Three purported class action lawsuits are currently pending that challenge the merger. Each lawsuit names as defendants Copano, Kinder Morgan, the individual members of Copano's board of directors, Kinder Morgan GP and Merger Sub. Among other remedies, the plaintiffs seek to enjoin the proposed merger. If these lawsuits are not dismissed or otherwise resolved, they could prevent and/or delay completion of the merger and result in substantial costs to Copano and Kinder Morgan, including any costs associated with the indemnification of directors. Additional lawsuits may be filed in connection with the proposed merger. There can be no assurance that any of the defendants will prevail in the pending litigation or in any future litigation. The defense or settlement of any lawsuit or claim may adversely affect the combined organization's business, financial condition or results of operations. See "Proposal 1: The Merger—Litigation Relating to the Merger."

If the merger is approved by Copano unitholders, the date that those unitholders will receive the merger consideration is uncertain.

        As described in this proxy statement/prospectus, completing the proposed merger is subject to several conditions, not all of which are controllable or waiveable by Kinder Morgan or Copano. Accordingly, if the proposed merger is approved by Copano unitholders, the date that those unitholders will receive the merger consideration depends on the completion date of the merger, which is uncertain.

Copano's and Kinder Morgan's financial estimates are based on various assumptions that may not prove to be correct.

        The financial estimates set forth in the forecast included under "Proposal 1: The Merger—Copano Projected Financial Information" and "—Kinder Morgan Projected Financial Information" are based on assumptions of, and information available to, Copano and Kinder Morgan, respectively, at the time they were prepared and provided to Copano's and Kinder Morgan's respective boards of directors and Copano's financial advisors. Copano and Kinder Morgan do not know whether the assumptions they made will prove correct. Any or all of such estimates may turn out to be wrong. They can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond Copano's and Kinder Morgan's control. Many factors mentioned in this proxy statement/prospectus, including the risks outlined in this "Risk Factors" section and the events and/or circumstances described under "Cautionary Statement Regarding Forward-Looking Statements" will be important in determining Kinder Morgan's and/or Copano's future results. As a result of these contingencies, actual future results may vary materially from Copano's and Kinder Morgan's estimates. In view of these uncertainties, the inclusion of Copano's and Kinder Morgan's financial estimates in this proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will be achieved.

        Copano's financial estimates are possible scenarios for Copano's internal use and were not prepared with a view toward public disclosure, and neither Copano's nor Kinder Morgan's financial estimates were prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and each of Copano and Kinder Morgan undertakes no obligation, other than as required by applicable law, to update its financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

        The financial estimates included in this proxy statement/prospectus have been prepared by, and are the responsibility of, Copano and Kinder Morgan, as applicable. Moreover, neither Copano's independent accountants, Deloitte & Touche LLP, Kinder Morgan's independent accountants, PricewaterhouseCoopers LLP, nor any other independent accountants have compiled, examined or performed any procedures with respect to Copano's or Kinder Morgan's prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and, accordingly, each of Deloitte & Touche LLP and PricewaterhouseCoopers LLP assumes no responsibility for, and disclaims any association with,

Copano's and Kinder Morgan's prospective financial information. The reports of Deloitte & Touche LLP and of PricewaterhouseCoopers LLP incorporated by reference relate exclusively to the historical financial information of the entities named in those reports and do not cover any other information in this proxy statement/prospectus and should not be read to do so. See "Proposal 1: The Merger—Copano Projected Financial Information" for more information.

Copano unitholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

        Copano unitholders currently have the right to vote in the election of the Copano board of directors and certain other matters affecting Copano. When the merger occurs, each Copano unitholder that receives Kinder Morgan common units will become a unitholder of Kinder Morgan with a percentage ownership of the combined organization that is much smaller than such unitholder's percentage ownership of Copano. Kinder Morgan unitholders are not entitled to elect the general partner unless it has been removed or withdrawn, and are not entitled to elect the directors of Kinder Morgan's general partner or Kinder Morgan Management. In addition, Kinder Morgan unitholders have only limited voting rights on matters affecting Kinder Morgan's business and, therefore, limited ability to influence management's decisions regarding Kinder Morgan's business. Because of this, Copano unitholders will have less influence on the management and policies of Kinder Morgan than they have now on the management and policies of Copano.

Kinder Morgan common units to be received by Copano unitholders as a result of the merger have different rights from Copano common units.

        Following completion of the merger, Copano unitholders will no longer hold Copano common units, but will instead be unitholders of Kinder Morgan. Kinder Morgan is a limited partnership, and Copano is a limited liability company. There are important differences between the rights of Copano unitholders and the rights of Kinder Morgan unitholders. See "Comparison of Rights of Kinder Morgan Unitholders and Copano Unitholders" for a discussion of the different rights associated with Copano common units and Kinder Morgan common units.

No ruling has been obtained with respect to the U.S. federal income tax consequences of the merger.

        No ruling has been or will be requested from the IRS with respect to the U.S. federal income tax consequences of the merger. Instead, Kinder Morgan and Copano are relying on the opinions of their respective counsel as to the U.S. federal income tax consequences of the merger, and counsel's conclusions may not be sustained if challenged by the IRS. Please read "Material U.S. Federal Income Tax Consequences of the Merger."

The intended U.S. federal income tax consequences of the merger are dependent upon Kinder Morgan and Copano being treated as partnerships for U.S. federal income tax purposes.

        The treatment of the merger as nontaxable to Copano unitholders is dependent upon Kinder Morgan and Copano each being treated as a partnership for U.S. federal income tax purposes. If Kinder Morgan or Copano were treated as a corporation for U.S. federal income tax purposes, the consequences of the merger would be materially different and the merger would likely be a fully taxable transaction to a Copano common unitholder.

Copano common unitholders could recognize taxable income or gain for U.S. federal income tax purposes as a result of the merger.

        As a result of the merger, Copano common unitholders who receive Kinder Morgan common units will become limited partners of Kinder Morgan for U.S. federal income tax purposes and will be allocated a share of Kinder Morgan's nonrecourse liabilities. Each Copano common unitholder will be treated as receiving a deemed cash distribution equal to the excess, if any, of such Copano common unitholder's share of nonrecourse liabilities of Copano immediately before the merger over such common unitholder's share of nonrecourse liabilities of Kinder Morgan immediately following the merger. If the amount of any deemed cash distribution received by a Copano common unitholder exceeds the common unitholder's basis in his Copano common units, such common unitholder will recognize gain in an amount equal to such excess. Kinder Morgan and Copano expect that most Copano common unitholders will not recognize gain in this manner, except for certain Copano common unitholders that acquired Copano common units prior to April 1, 2006 or between August 1, 2008 and July 31, 2009. The amount and effect of any gain that may be recognized by these Copano common unitholders will depend on the Copano common unitholder's particular situation, including whether the Copano common unitholder owns additional Copano common units that were acquired outside of the time periods referenced above and the ability of the Copano common unitholder to utilize any suspended passive losses. For additional information, please read "Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to Copano and Its Unitholders—Possible Taxable Gain to Certain Copano Common Unitholders from Reallocation of Nonrecourse Liabilities."

        To the extent Copano common unitholders receive cash in lieu of fractional Kinder Morgan common units in the merger, such unitholders will recognize gain or loss equal to the difference between the cash received and the common unitholders' adjusted tax basis allocated to such fractional Kinder Morgan common units.

Risk Factors Relating to the Ownership of Kinder Morgan Common Units

The interests of KMI may differ from Kinder Morgan's interests and the interests of Kinder Morgan's unitholders.

        KMI indirectly owns all of the common stock of Kinder Morgan GP and elects all of its directors. Kinder Morgan GP owns all of Kinder Morgan Management's voting shares and elects all of its directors. Furthermore, some of Kinder Morgan Management's and Kinder Morgan GP's directors and officers are also directors and officers of KMI and its other subsidiaries, including El Paso Pipeline Partners, L.P., and have fiduciary duties to manage the businesses of KMI and its other subsidiaries in a manner that may not be in the best interests of Kinder Morgan's unitholders. KMI has a number of interests that differ from the interests of Kinder Morgan unitholders. As a result, there is a risk that important business decisions will not be made in the best interests of Kinder Morgan unitholders.

Kinder Morgan's limited partnership agreement and Kinder Morgan Management's limited liability company agreement restrict or eliminate a number of the fiduciary duties that would otherwise be owed by Kinder Morgan's general partner and/or its delegate to Kinder Morgan unitholders.

        Modifications of state law standards of fiduciary duties may significantly limit the ability of Kinder Morgan unitholders to successfully challenge the actions of the general partner in the event of a breach of fiduciary duties. These state law standards include the duties of care and loyalty. The duty of loyalty, in the absence of a provision in the limited partnership agreement to the contrary, would generally prohibit the general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. Kinder Morgan's limited partnership agreement contains provisions that prohibit limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. For example, that agreement provides that the general partner may take into account the interests of parties other than Kinder Morgan in resolving conflicts of interest. It also provides that in the absence of bad faith by the general partner, the resolution of a conflict by the general partner will not be a breach of any duty. The provisions relating to the general partner apply equally to Kinder Morgan Management as its delegate. It is not necessary for a limited partner to sign

Kinder Morgan's limited partnership agreement in order for the limited partnership agreement to be enforceable against that person.

Kinder Morgan common unitholders have limited voting rights and limited control.

        Holders of Kinder Morgan common units have only limited voting rights on matters affecting Kinder Morgan. The general partner manages partnership activities. Under a delegation of control agreement, Kinder Morgan GP has delegated the management and control of Kinder Morgan and its subsidiaries' business and affairs to Kinder Morgan Management. Holders of Kinder Morgan common units have no right to elect the general partner or any of the directors of the general partner or Kinder Morgan Management on an annual or other ongoing basis. If the general partner withdraws, however, its successor may be elected by the holders of a majority of the outstanding units of all classes, excluding Kinder Morgan common units and Class B units owned by the departing general partner and its affiliates and excluding the number of i-units corresponding to the number of any Kinder Morgan Management shares owned by the departing general partner and its affiliates.

        The limited partners may remove the general partner only if (i) the holders of at least 66 2/3% of the outstanding units of all classes, excluding Kinder Morgan common units and Class B units owned by the general partner and its affiliates and excluding the number of i-units corresponding to the number of any Kinder Morgan Management shares owned by the general partner and its affiliates, vote to remove the general partner; (ii) a successor general partner is approved by the same vote; and (iii) Kinder Morgan receives an opinion of counsel opining that the removal would not result in the loss of the limited liability of any limited partner or of the limited partner of an operating partnership, or cause Kinder Morgan or an operating partnership to be taxed as a corporation or otherwise to be taxed as an entity for federal income tax purposes.

A person or group owning 20% or more of the Kinder Morgan common units and Kinder Morgan Management shares on a combined basis cannot vote.

        Any Kinder Morgan common units or Kinder Morgan Management shares held by a person or group that owns 20% or more of the aggregate number of Kinder Morgan common units and Kinder Morgan Management shares on a combined basis cannot be voted. This limitation does not apply to the general partner and its affiliates. This provision may (i) discourage a person or group from attempting to remove the general partner or otherwise change management; and (ii) reduce the price at which the Kinder Morgan common units will trade under certain circumstances. For example, a third party will probably not attempt to take over Kinder Morgan's management by making a tender offer for the Kinder Morgan common units at a price above their trading market price without removing the general partner and substituting an affiliate of its own.

The general partner's liability to Kinder Morgan and its unitholders may be limited.

        Kinder Morgan's partnership agreement contains language limiting the liability of the general partner to Kinder Morgan or the holders of Kinder Morgan common units. For example, Kinder Morgan's partnership agreement provides that (i) the general partner does not breach any duty to Kinder Morgan or the holders of Kinder Morgan common units by borrowing funds or approving any borrowing (the general partner is protected even if the purpose or effect of the borrowing is to increase incentive distributions to the general partner); (ii) the general partner does not breach any duty to Kinder Morgan or the holders of Kinder Morgan common units by taking any actions consistent with the standards of reasonable discretion outlined in the definitions of available cash and cash from operations contained in Kinder Morgan's partnership agreement; and (iii) the general partner does not breach any standard of care or duty by resolving conflicts of interest unless the general partner acts in bad faith.

Kinder Morgan unitholders may have liability to repay distributions.

        Kinder Morgan unitholders will not be liable for assessments in addition to their initial capital investment in the Kinder Morgan common units. Under certain circumstances, however, holders of Kinder Morgan common units may have to repay Kinder Morgan amounts wrongfully returned or distributed to them. Under Delaware law, Kinder Morgan may not make a distribution to unitholders if the distribution causes Kinder Morgan's liabilities to exceed the fair value of its assets. Liabilities to partners on account of their partnership interests and non-recourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that for a period of three years from the date of such a distribution, a limited partner who receives the distribution and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount. Under Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to the assignee at the time the assignee became a limited partner if the liabilities could not be determined from the partnership agreement.

Kinder Morgan unitholders may be liable if Kinder Morgan has not complied with state partnership law.

        Kinder Morgan conducts its business in a number of states. In some of those states, the limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established. The unitholders might be held liable for the partnership's obligations as if they were a general partner if (i) a court or government agency determined that Kinder Morgan was conducting business in the state but had not complied with the state's partnership statute; or (ii) unitholders' rights to act together to remove or replace the general partner or take other actions under Kinder Morgan's partnership agreement constitute "control" of Kinder Morgan's business.

Kinder Morgan's general partner may buy out minority unitholders if it owns 80% of the aggregate number of Kinder Morgan common units and Kinder Morgan Management shares.

        If at any time Kinder Morgan's general partner and its affiliates own 80% or more of the aggregate number of issued and outstanding Kinder Morgan common units and Kinder Morgan Management shares, the general partner will have the right to purchase all, and only all, of the remaining common units, but only if KMI elects to purchase all, and only all, of the outstanding Kinder Morgan Management shares that are not held by KMI and its affiliates pursuant to the purchase provisions that are a part of the limited liability company agreement of Kinder Morgan Management. Because of this right, a Kinder Morgan unitholder could have to sell its common units at a time or price that may be undesirable. The purchase price for such a purchase will be the greatest of (i) the 20-day average closing price for the Kinder Morgan common units or the Kinder Morgan Management shares as of the date five days prior to the date the notice of purchase is mailed; or (ii) the highest purchase price paid by the general partner or its affiliates to acquire Kinder Morgan common units or Kinder Morgan Management shares during the prior 90 days. The general partner can assign this right to its affiliates or to Kinder Morgan.

Kinder Morgan may sell additional limited partner interests, diluting existing interests of its unitholders.

        Kinder Morgan's partnership agreement allows the general partner to cause Kinder Morgan to issue additional common units and other equity securities. When Kinder Morgan issues additional equity securities, including additional i-units to Kinder Morgan Management when it issues additional shares, unitholders' proportionate partnership interest in Kinder Morgan will decrease. Such an issuance could negatively affect the amount of cash distributed to Kinder Morgan unitholders and the market price of the Kinder Morgan common units. Issuance of additional common units will also diminish the relative voting strength of the previously outstanding Kinder Morgan common units.

Kinder Morgan's partnership agreement does not limit the total number of common units or other equity securities Kinder Morgan may issue.

The general partner can protect itself against dilution.

        Whenever Kinder Morgan issues equity securities to any person other than the general partner and its affiliates, the general partner has the right to purchase additional limited partnership interests on the same terms. This allows the general partner to maintain its proportionate partnership interest in Kinder Morgan. No other unitholder has a similar right. Therefore, only the general partner may protect itself against dilution caused by issuance of additional equity securities.

Kinder Morgan's tax treatment depends on its status as a partnership for U.S. federal income tax purposes, as well as its not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat Kinder Morgan as a corporation for U.S. federal income tax purposes or if Kinder Morgan were to become subject to a material amount of entity-level taxation for state tax purposes, then Kinder Morgan's cash available for distribution to its common unitholders would be substantially reduced.

        The anticipated after-tax economic benefit of an investment in Kinder Morgan common units depends largely on Kinder Morgan being treated as a partnership for U.S. federal income tax purposes. Kinder Morgan has not requested, and does not plan to request, a ruling from the IRS on this or any tax other matter affecting Kinder Morgan.

        Despite the fact that Kinder Morgan is organized as a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as Kinder Morgan to be treated as a corporation for U.S. federal income tax purposes. Although Kinder Morgan does not believe, based on its current operations, that it is or will be so treated, the IRS could disagree with the positions Kinder Morgan takes or a change in Kinder Morgan's business (or a change in current law) could cause Kinder Morgan to be treated as a corporation for U.S. federal income tax purposes or otherwise subject Kinder Morgan to taxation as an entity.

        If Kinder Morgan was treated as a corporation for U.S. federal income tax purposes, it would pay U.S. federal income tax on its taxable income at the corporate tax rate, which is currently a maximum of 35%, and Kinder Morgan would likely pay state income taxes at varying rates. Distributions to Kinder Morgan's unitholders would generally be taxed again as corporate dividends (to the extent of Kinder Morgan's current and accumulated earnings and profits), and no income, gains, losses, deductions or credits would flow through to Kinder Morgan's unitholders. Because tax would be imposed on Kinder Morgan as a corporation, its cash available for distribution to its unitholders would be substantially reduced. Therefore, treatment of Kinder Morgan as a corporation for U.S. federal income tax purposes would result in a material reduction in the anticipated cash flow and after-tax return to Kinder Morgan common unitholders, likely causing a substantial reduction in the value of Kinder Morgan's common units.

        The present U.S. federal income tax treatment of publicly traded partnerships, including Kinder Morgan, or an investment in its units may be modified by administrative, legislative or judicial changes or differing interpretations at any time. Moreover, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing U.S. federal income tax laws that could affect the tax treatment of certain publicly-traded partnerships. Kinder Morgan is unable to predict whether any of these changes or other proposals will ultimately be enacted.

        In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. For example, the Texas margin tax is imposed at a maximum effective rate of 0.7% of Kinder Morgan's gross income that is apportioned to Texas. If any additional state income taxes were imposed upon Kinder Morgan as an entity, its cash available for distribution would be reduced. Any modification to the U.S. federal income or state tax laws, or interpretations thereof, may be applied retroactively and could negatively impact the value of an investment in Kinder Morgan's common units.

If the IRS contests the U.S. federal income tax positions Kinder Morgan takes, the market for Kinder Morgan common units may be adversely affected and the costs of such contest will reduce Kinder Morgan's cash available for distribution to its unitholders.

        Kinder Morgan has not requested a ruling from the IRS with respect to its treatment as a partnership for U.S. federal income tax purposes or any other tax matter affecting Kinder Morgan. The IRS may adopt positions that differ from the conclusions of Kinder Morgan's counsel or the positions Kinder Morgan takes, and the IRS's positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of Kinder Morgan's counsel's conclusions or the positions Kinder Morgan takes. A court may not agree with some or all of Kinder Morgan's counsel's conclusions or positions Kinder Morgan takes. Any contest with the IRS, and the outcome of any IRS contest, may materially and adversely impact the market for Kinder Morgan's common units and the price at which they trade. In addition, Kinder Morgan's costs of any contest with the IRS will be borne indirectly by Kinder Morgan's unitholders because the costs will reduce Kinder Morgan's cash available for distribution.

Kinder Morgan common unitholders will be required to pay taxes on their share of Kinder Morgan's income even if they do not receive any cash distributions from Kinder Morgan.

        Because Kinder Morgan common unitholders are treated as partners to whom Kinder Morgan allocates taxable income that could be different in amount than the cash Kinder Morgan distributes, they are required to pay any U.S. federal income taxes and, in some cases, state and local income taxes on their share of Kinder Morgan's taxable income whether or not they receive cash distributions from Kinder Morgan. Common unitholders may not receive cash distributions from Kinder Morgan equal to their share of Kinder Morgan's taxable income or even equal to the actual tax liability resulting from their share of Kinder Morgan's income.

Tax gain or loss on the disposition of Kinder Morgan common units could be more or less than expected.

        If a common unitholder sells its Kinder Morgan common units, the common unitholder will recognize a gain or loss equal to the difference between the amount realized and that common unitholder's adjusted tax basis in those common units. Because distributions in excess of a common unitholder's allocable share of Kinder Morgan's net taxable income result in a decrease of that unitholder's tax basis in its common units, the amount, if any, of such prior excess distributions with respect to the common units sold will, in effect, become taxable income allocated to that unitholder if the unitholder sells such common units at a price greater than that unitholder's tax basis in those common units, even if the price received is less than the original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a common unitholder's share of Kinder Morgan's nonrecourse liabilities, a unitholder that sells its common units may incur a tax liability in excess of the amount of cash received from the sale.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning Kinder Morgan common units that may result in adverse tax consequences to them.

        Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of Kinder Morgan's income allocated to organizations that are exempt from U.S. federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes imposed at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of Kinder Morgan's taxable income. Any tax-exempt entity or non-U.S. person should consult its tax advisor before investing in Kinder Morgan common units.

Kinder Morgan treats each purchaser of its common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

        Because Kinder Morgan cannot match transferors and transferees of common units, Kinder Morgan treats each purchaser of its common units as having the same tax benefits with regard to the actual common units purchased and Kinder Morgan adopts depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to a Kinder Morgan common unitholder. It also could affect the timing of these tax benefits or the amount of gain from a sale of common units and could have a negative impact on the value of Kinder Morgan's common units or result in audit adjustments to the unitholder's tax returns.

Kinder Morgan prorates its items of income, gain, loss and deduction between transferors and transferees of its common units each month based upon the ownership of its common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among Kinder Morgan's unitholders.

        Kinder Morgan prorates its items of income, gain, loss and deduction for U.S. federal income tax purposes between transferors and transferees of its common units each month based upon the ownership of its common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations, and, although the U.S. Treasury Department issued proposed Treasury Regulations allowing a similar monthly simplifying convention, such regulations are not final and do not specifically authorize the use of the proration method Kinder Morgan has adopted. Accordingly, Kinder Morgan's counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury Regulations were issued, Kinder Morgan may be required to change the allocation of items of income, gain, loss and deduction among its common unitholders.

Kinder Morgan adopts certain valuation methodologies that may result in a shift of income, gain, loss and deduction between its general partner and its common unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

        When Kinder Morgan issues additional common units or engages in certain other transactions, Kinder Morgan determines the fair market value of its assets and allocates any unrealized gain or loss attributable to its assets to the capital accounts of its common unitholders and its general partner. Kinder Morgan's methodology may be viewed as understating the value of its assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and Kinder Morgan's general partner, which may be unfavorable to such unitholders. Moreover, under Kinder Morgan's valuation methods, subsequent purchasers of common units may have a greater portion of their Code Section 743(b) adjustment allocated to Kinder Morgan's tangible assets and a lesser portion allocated to its intangible assets. The IRS may challenge Kinder Morgan's valuation methods, or its allocation of the Section 743(b) adjustment attributable to its tangible and intangible assets, and allocations of taxable income, gain, loss and deduction between Kinder Morgan's general partner and certain of Kinder Morgan's unitholders.

        A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to Kinder Morgan's common unitholders and its general partner. It also could affect the amount of gain from Kinder Morgan common unitholders' sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to Kinder Morgan common unitholders' or Kinder Morgan's general partner's tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of Kinder Morgan's capital and profits interests during any twelve-month period will result in a termination of Kinder Morgan for U.S. federal income tax purposes.

        Kinder Morgan will be considered to have technically terminated as a partnership for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in its capital and profits within a twelve-month period. Kinder Morgan's termination would, among other things, result in the closing of its taxable year for all unitholders, which would result in Kinder Morgan filing two tax returns (and its unitholders could receive two Schedules K-1 if relief from the IRS was not available, as described below) for one fiscal year. The termination could result in a deferral of depreciation deductions allowable in computing Kinder Morgan's taxable income. In the case of a common unitholder reporting on a taxable year other than a calendar year, the closing of Kinder Morgan's taxable year may also result in more than twelve months of its taxable income being includable in the common unitholder's taxable income for the year of termination. Under current law, a technical termination would not affect Kinder Morgan's classification as a partnership for U.S. federal income tax purposes, but instead, after its termination Kinder Morgan would be treated as a new partnership for U.S. federal income tax purposes. If treated as a new partnership, Kinder Morgan must make new tax elections and could be subject to penalties if it is unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby a publicly traded partnership that technically terminated may request publicly traded partnership technical termination relief which, if granted by the IRS, among other things would permit the partnership to provide only one Schedule K-1 to unitholders for the year notwithstanding the two partnership tax years.

A Kinder Morgan common unitholder whose common units are loaned to a "short seller" to effect a short sale of common units may be considered as having disposed of those common units. If so, the common unitholder would no longer be treated for U.S. federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

        Because a common unitholder whose common units are loaned to a "short seller" to effect a short sale may be considered as having disposed of the loaned common units, the unitholder may no longer be treated for U.S. federal income tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of Kinder Morgan's income, gain, loss or deduction with respect to those units may not be reportable by the common unitholder and any cash distributions received by the common unitholder as to those common units could be fully taxable as ordinary income. Kinder Morgan's counsel has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units; therefore, common unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

The issuance of additional i-units may cause more taxable income and gain to be allocated to the common units.

        The i-units Kinder Morgan issues to Kinder Morgan Management in lieu of cash distributions generally are not allocated income, gain, loss or deduction for U.S. federal income tax purposes until such time as Kinder Morgan is liquidated. Therefore, the issuance of additional i-units may cause more taxable income and gain to be allocated to the common unitholders.

As a result of investing in Kinder Morgan common units, a common unitholder will likely be subject to state and local taxes and return filing requirements in states where they do not live.

        In addition to U.S. federal income taxes, Kinder Morgan's common unitholders will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which Kinder Morgan conducts business or owns property now or in the future, even if they do not live in any of those jurisdictions. Kinder Morgan common unitholders will likely be required to file foreign, state and local income tax returns and pay foreign, state and local income taxes in some or all of these various jurisdictions. Further, Kinder Morgan common unitholders may be subject to penalties for failure to comply with those requirements. Kinder Morgan currently owns assets and conducts business in numerous states in the United States and in Canada. It is the responsibility of each common unitholder to file all required U.S. federal, foreign, state and local tax returns. Kinder Morgan's counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in Kinder Morgan common units.

Kinder Morgan unitholders may have negative tax consequences if Kinder Morgan defaults on its debt or sells assets.

        If Kinder Morgan defaults on any of its debt, the lenders will have the right to sue Kinder Morgan for non-payment. Such an action could cause an investment loss and cause negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if Kinder Morgan was to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, unitholders could have increased taxable income without a corresponding cash distribution.

There is the potential for a change of control of Kinder Morgan's general partner if KMI defaults on debt.

        KMI indirectly owns all the common stock of Kinder Morgan GP, Kinder Morgan's general partner. If KMI defaults on its debt, then the lenders under such debt, in exercising their rights as lenders, could acquire control of Kinder Morgan's general partner or otherwise influence Kinder Morgan's general partner through control of KMI.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus and the documents incorporated herein by reference contain forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as "anticipate," "believe," "intend," "plan," "projection," "forecast," "strategy," "position," "continue," "estimate," "expect," "may," or the negative of those terms or other variations of them or comparable terminology. Forward-looking statements are also found under "Proposal 1: The Merger—Copano Projected Financial Information" and "—Kinder Morgan Projected Financial Information." In particular, statements, express or implied, concerning future actions, conditions or events, future operating results, the ability to generate sales, income or cash flow, to realize cost savings or other benefits associated with the merger, to service debt or to make distributions are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine actual results are beyond the ability of Kinder Morgan or Copano to control or predict. Specific factors which could cause actual results to differ from those in the forward-looking statements include:

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  the ability to complete the merger;

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  failure to obtain, delays in obtaining or adverse conditions contained in, any required regulatory approvals or clearances;

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  the potential impact of the announcement or consummation of the merger on relationships, including with employees, suppliers, customers and competitors;

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  Kinder Morgan's ability to successfully integrate Copano's operations and to realize synergies from the merger;

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  the timing and extent of changes in price trends and overall demand for natural gas liquids, refined petroleum products, oil, carbon dioxide, natural gas, condensate, electricity, coal, steel and other bulk materials and chemicals and certain agricultural products in North America;

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  economic activity, weather, alternative energy sources, conservation and technological advances that may affect price trends and demand;

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  changes in tariff rates charged by Kinder Morgan's and Copano's pipeline subsidiaries implemented by the Federal Energy Regulatory Commission, the California Public Utilities Commission, Canada's National Energy Board or another regulatory agency;

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  Kinder Morgan's ability to acquire new businesses and assets and integrate those operations into its existing operations, particularly if Kinder Morgan undertakes multiple acquisitions in a relatively short period of time, as well as the ability to expand its facilities;

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  Kinder Morgan's or Copano's ability to access or construct new pipeline, gas processing and NGL fractionation capacity;

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  difficulties or delays experienced by railroads, barges, trucks, ships or pipelines in delivering products to or from terminals or pipelines;

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  the ability to successfully identify and close acquisitions and make cost-saving changes in operations;

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  shut-downs or cutbacks at major refineries, petrochemical or chemical plants, natural gas processing plants, ports, utilities, military bases or other businesses that use Kinder Morgan's or Copano's services or provide services or products to them;

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  changes in crude oil and natural gas production (and the NGL content of natural gas production) from exploration and production areas that Kinder Morgan or Copano serves, such as the Permian Basin area of West Texas, the shale plays in Oklahoma, Pennsylvania and Texas, the U.S. Rocky Mountains and the Alberta, Canada oil sands;

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  changes in laws or regulations, third-party relations and approvals, and decisions of courts, regulators and governmental bodies that may adversely affect the business or ability to compete of Kinder Morgan or Copano;

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  interruptions of electric power supply to Kinder Morgan's or Copano's facilities due to natural disasters, power shortages, strikes, riots, terrorism (including cyber attacks), war or other causes;

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  the uncertainty inherent in estimating future oil and natural gas production or reserves;

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  the ability to complete expansion projects on time and on budget;

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  the timing and success of business development efforts;

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  changes in accounting pronouncements that impact the measurement of results of operations, the timing of when such measurements are to be made and recorded, and the disclosures surrounding these activities;

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  changes in tax law, particularly as it relates to partnerships or other "pass-through" entities;

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  Kinder Morgan's ability to offer and sell equity securities and debt securities or obtain debt financing in sufficient amounts and on acceptable terms to implement that portion of its business plan that contemplates growth through acquisitions of operating businesses and assets and expansions of facilities;

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  Kinder Morgan's indebtedness, which could make it vulnerable to general adverse economic and industry conditions, limit its ability to borrow additional funds and/or place it at competitive disadvantages compared to its competitors that have less debt or have other adverse consequences;

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  the ability to obtain insurance coverage without significant levels of self-retention of risk;

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  acts of nature, sabotage, terrorism (including cyber attacks) or other similar acts or accidents causing damage greater than Kinder Morgan's or Copano's insurance coverage limits;

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  possible changes in credit ratings;

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  capital and credit markets conditions, inflation and interest rates;

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  the political and economic stability of the oil producing nations of the world;

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  national, international, regional and local economic, competitive and regulatory conditions and developments;

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  Kinder Morgan's ability to achieve cost savings and revenue growth;

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  foreign exchange fluctuations;

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  the extent of Kinder Morgan's success in developing and producing oil and gas reserves, including the risks inherent in development drilling, well completion and other development activities;

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  engineering and mechanical or technological difficulties that may be experienced with operational equipment, in well completions and workovers, and in drilling new wells; and

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  unfavorable results of litigation and the fruition of contingencies referred to in the notes to the financial statements contained in the reports incorporated by reference into this proxy statement/prospectus.

        Forward-looking statements are based on the expectations and beliefs of the respective managements of Kinder Morgan and Copano, based on information currently available, concerning future events affecting Kinder Morgan and Copano. Although Kinder Morgan and Copano believe that these forward-looking statements are based on reasonable assumptions, they are subject to uncertainties and factors related to Kinder Morgan's and Copano's operations and business environments, all of which are difficult to predict and many of which are beyond Kinder Morgan's and Copano's control. Any or all of the forward-looking statements in this proxy statement/prospectus may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. The foregoing list of factors should not be construed to be exhaustive. Many factors mentioned in this proxy statement/prospectus, including the risks outlined under the caption "Risk Factors" contained in Kinder Morgan's and Copano's Exchange Act reports incorporated herein by reference, will be important in determining future results, and actual future results may vary materially. There is no assurance that the actions, events or results of the forward-looking statements will occur, or, if any of them do, when they will occur or what effect they will have on Kinder Morgan's or Copano's results of operations, financial condition, cash flows or distributions. In view of these uncertainties, Kinder Morgan and Copano caution that investors should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Kinder Morgan and Copano undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

THE PARTIES

Kinder Morgan Energy Partners, L.P.

        Kinder Morgan Energy Partners, L.P. is a limited partnership formed in Delaware in August 1992, with its common units traded on the NYSE under the symbol "KMP." Kinder Morgan is one of the largest publicly-traded pipeline limited partnerships in the United States in terms of market capitalization. Since February 1997, when current management acquired Kinder Morgan's general partner, Kinder Morgan's operations have experienced significant growth, and its net income has increased from $17.7 million, for the year ended December 31, 1997, to $1.4 billion, for the year ended December 31, 2012.

        Kinder Morgan focuses on providing fee-based services to customers, generally avoiding commodity price risks and maximizing the benefits of its characterization as a partnership for federal income tax purposes. Where Kinder Morgan is exposed to commodity price risks, it enters into hedges to mitigate a significant portion of the risk. Kinder Morgan's operations are conducted through its subsidiary operating limited partnerships and their subsidiaries and are grouped into the following business segments:

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  Products Pipelines:  Consists of approximately 8,600 miles of products pipelines that deliver gasoline, diesel fuel, jet fuel and natural gas liquids to various markets; plus approximately 62 associated product terminals and petroleum pipeline transmix processing facilities serving customers across the United States;

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  Natural Gas Pipelines:  Consists of approximately 33,000 miles of natural gas transmission pipelines and gathering lines, plus natural gas storage, treating and processing facilities, through which natural gas is gathered, transported, stored, treated, processed and sold;

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  CO2:  Produces, markets and transports, through approximately 1,500 miles of pipelines, carbon dioxide, commonly called CO2, to oil fields that use CO2 to increase production of oil; owns interests in and/or operates seven oil fields in West Texas; and owns and operates a 450-mile crude oil pipeline system in West Texas;

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  Terminals:  Consists of approximately 113 owned or operated liquids and bulk terminal facilities and approximately 35 rail transloading and materials handling facilities located throughout the United States and portions of Canada, which together transload, store and deliver a wide variety of bulk, petroleum, petrochemical and other liquids products for customers across the United States and Canada; and

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  Kinder Morgan Canada:  Transports crude oil and refined petroleum products through over 800 miles of pipelines (after giving effect to Kinder Morgan's recent sale of its one-third interest in the Express system) from Alberta, Canada to marketing terminals and refineries in British Columbia and the State of Washington, plus five associated product terminal facilities.

        Kinder Morgan G.P., Inc., a Delaware corporation and the general partner of Kinder Morgan, has delegated to Kinder Morgan Management the management and control of Kinder Morgan's business and affairs to the maximum extent permitted by Kinder Morgan's partnership agreement and Delaware law, subject to Kinder Morgan GP's right to approve certain actions by Kinder Morgan Management.

        The address of Kinder Morgan's and Kinder Morgan GP's principal executive offices is 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, and the telephone number at this address is (713) 396-9000.

 Javelina Merger Sub LLC

        Javelina Merger Sub LLC, a Delaware limited liability company, is a direct, wholly owned subsidiary of Kinder Morgan that was formed in 2013 solely in contemplation of the merger, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the merger agreement. Merger Sub has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the merger agreement. Its principal executive offices are located at 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, and its telephone number is (713) 396-9000.

Copano Energy, L.L.C.

        Copano Energy, L.L.C., a Delaware limited liability company, is an energy company engaged in the business of providing midstream services to natural gas producers, including gathering, transportation and processing of natural gas, fractionation and transportation of NGLs and other related services. Copano's assets are located in Texas, Oklahoma and Wyoming and include approximately 6,900 miles of active natural gas gathering and transmission pipelines and nine natural gas processing plants with over one billion cubic feet per day of combined processing capacity. In addition to its natural gas pipelines, Copano operates 380 miles of NGL pipelines.

        Copano was formed in August 2001 as a Delaware limited liability company to acquire entities operating under the Copano name since 1992, and to serve as a holding company for its operating subsidiaries. Since inception in 1992, Copano has grown through strategic and bolt-on acquisitions and organic growth projects.

        Copano's common units are listed on the NASDAQ Global Select Market under the symbol "CPNO."

        The principal executive offices of Copano are located at 1200 Smith Street, Suite 2300, Houston, Texas 77002, its telephone number is (713) 621-9547 and its website is www.copano.com.

 THE COPANO SPECIAL MEETING

        Copano is providing this proxy statement/prospectus to its unitholders in connection with the solicitation of proxies to be voted at the special meeting of unitholders that Copano has called for the purpose of holding a vote upon a proposal to adopt the merger agreement with Kinder Morgan, Kinder Morgan GP and Merger Sub and at any adjournment or postponement thereof. This proxy statement/prospectus constitutes a prospectus for Kinder Morgan in connection with the issuance by Kinder Morgan of its common units in connection with the merger. This proxy statement/prospectus is first being mailed to Copano's unitholders on or about March 29, 2013 and provides Copano unitholders with the information they need to know to be able to vote or instruct their vote to be cast at the special meeting of Copano unitholders.

Date, Time and Place

        The special meeting will be held at The Forum Room, 12th Floor, Two Allen Center, 1200 Smith Street, Houston, Texas 77002, on Tuesday, April 30, 2013 at 9:00 a.m., local time.

Purpose

        At the special meeting, Copano unitholders will be asked to vote solely on the following proposals:

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  Proposal 1:  to adopt the merger agreement;

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  Proposal 2:  to approve the adjournment of the Copano special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting; and

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  Proposal 3:  to approve, on an advisory (non-binding) basis, the related compensation payments that will or may be paid by Copano to its named executive officers in connection with the merger.

Copano Board Recommendation

        The board of directors of Copano recommends that unitholders of Copano vote:

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  Proposal 1:  "FOR" adoption of the merger agreement;

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  Proposal 2:  "FOR" any adjournment of the Copano special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting; and

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  Proposal 3:  "FOR" the approval on an advisory (non-binding) basis the related compensation payments that will or may be paid by Copano to its named executive officers in connection with the merger.

        The Copano board of directors unanimously (i) determined that the merger agreement and the merger are advisable and in the best interests of Copano and its unitholders, (ii) approved the merger and the merger agreement and (iii) resolved to recommend adoption of the merger agreement to the Copano unitholders. See "Proposal 1: The Merger—Recommendation of the Copano Board of Directors and Its Reasons for the Merger."

        In considering the recommendation of Copano's board of directors with respect to the merger agreement and the transactions contemplated thereby, you should be aware that some of Copano's directors and executive officers may have interests that are different from, or in addition to, the interests of Copano unitholders more generally. See "Proposal 1: The Merger—Interests of Directors and Executive Officers of Copano in the Merger."

 Copano Record Date; Outstanding Units; Units Entitled to Vote

        The record date for the Copano special meeting is March 25, 2013. Only Copano unitholders of record at the close of business on the record date will be entitled to receive notice of and to vote at the special meeting or any adjournment or postponement of the meeting. Copano common units held by Copano as treasury units and by Copano's subsidiaries will not be entitled to vote.

        As of the close of business on the record date of March 25, 2013, there were 79,076,438 Copano common units and 13,219,454 Series A convertible preferred units outstanding and entitled to vote at the meeting. Each Copano common unit is entitled to one vote, and each Series A convertible preferred unit is entitled to one vote in respect of each Copano common unit into which it is convertible. In accordance with the terms of the Copano LLC agreement and the voting agreement pursuant to which TPG agreed, subject to the conditions set forth in the voting agreement, to convert all of its Series A convertible preferred units into Copano common units immediately prior to the effective time, the Series A convertible preferred units will be convertible, effective immediately prior to the merger, into a number of Copano common units equal to 110% of the number of Series A convertible preferred units then outstanding. In accordance with the Copano LLC agreement, the Series A convertible preferred units outstanding on the record date will have that number of votes equal to the number of common units into which such Series A convertible preferred units will convert immediately prior to the merger.

        A complete list of Copano unitholders entitled to vote at the Copano special meeting will be available for inspection at the principal place of business of Copano during regular business hours for a period of no less than ten days before the special meeting and at the place of the Copano special meeting during the meeting.

Quorum

        A quorum of unitholders is required to adopt the merger agreement at the special meeting, but not to approve any adjournment of the meeting. At least a majority of the outstanding Copano common units and Series A convertible preferred units, voting together as a single class on an "as if" converted basis, must be represented in person or by proxy at the meeting in order to constitute a quorum. Any abstentions will be counted in determining whether a quorum is present at the special meeting. With respect to broker non-votes (as defined below), the adoption of the merger agreement is not considered a routine matter. Therefore, your broker will not be permitted to vote on the adoption of the merger agreement without instruction from you as the beneficial owner of the Copano common units. Broker non-votes will, however, be counted for purposes of determining whether a quorum is present at the special meeting.

Required Vote

        To adopt the merger agreement, holders of at least a majority of the outstanding Copano common units and Series A convertible preferred units, voting together as a single class on an "as if" converted basis, must vote in favor of adoption of the merger agreement. Because approval is based on the affirmative vote of at least a majority of the outstanding Copano common units and Series A convertible preferred units, voting together as a single class on an "as if" converted basis, a Copano unitholder's failure to submit a proxy card or to vote in person at the special meeting or an abstention from voting, or the failure of a Copano unitholder who holds his or her units in "street name" through a broker or other nominee to give voting instructions to such broker or other nominee, will have the same effect as a vote "AGAINST" adoption of the merger agreement.

        To approve the adjournment of the Copano special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting, the affirmative vote of a majority of the votes cast affirmatively or negatively with respect to the proposal by holders of the Copano units present in person or represented by proxy at the special meeting and entitled to vote at the special meeting is required. Abstentions, broker non-votes and units not in attendance at the special meeting will have no effect on the outcome of any vote to adjourn the special meeting.

        To approve, on an advisory (non-binding) basis, the related compensation payments that will or may be paid by Copano to its named executive officers in connection with the merger, the affirmative vote of a majority of the votes cast affirmatively or negatively with respect to the proposal by holders of the Copano units present in person or represented by proxy at the special meeting and entitled to vote at the special meeting is required. Abstentions, broker non-votes and units not in attendance at the special meeting will have no effect on the outcome of any vote to approve the related compensation payments.

Unit Ownership of and Voting by Copano's Directors and Executive Officers

        At the close of business on the record date for the special meeting, Copano's directors and executive officers and their affiliates beneficially owned and had the right to vote 2,144,821 Copano units at the special meeting, which represents approximately 2.2 percent of the Copano units entitled to vote at the special meeting. It is expected that Copano's directors and executive officers will vote their units "FOR" the adoption of the merger agreement, although none of them has entered into any agreement requiring them to do so.

Voting Agreement with TPG

        Simultaneously with the execution of the merger agreement, Copano, Kinder Morgan and Kinder Morgan GP entered into a voting agreement with TPG, pursuant to which TPG agreed, among other things, to vote all of its Series A convertible preferred units and Copano common units, if any, in favor of adoption of the merger agreement and the transactions contemplated thereby and against any action or agreement (including any amendment of any agreement) that would, or would reasonably be expected to, prevent or in any material respect impede or delay the consummation of the merger and the other transactions contemplated by the merger agreement until the date on which the approval of the merger agreement by Copano unitholders is obtained, the one year anniversary of the merger agreement or until the merger agreement is terminated in accordance with its terms, whichever occurs earliest. TPG also agreed, during the term of the voting agreement, not to sell, transfer, pledge or otherwise dispose of any Series A convertible preferred units or Copano common units. At the close of business on the record date for the special meeting of the Copano unitholders, TPG held approximately 15.5 percent of the voting power of Copano.

Voting of Units by Holders of Record

        If you are entitled to vote at the special meeting and hold your units in your own name, you can submit a proxy or vote in person by completing a ballot at the special meeting. However, Copano encourages you to submit a proxy before the special meeting even if you plan to attend the special meeting in order to ensure that your units are voted. A proxy is a legal designation of another person to vote your Copano units on your behalf. If you hold units in your own name, you may submit a proxy for your units by:

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  calling the toll-free number specified on the enclosed proxy card and follow the instructions when prompted;

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  accessing the Internet website specified on the enclosed proxy card and follow the instructions provided to you; or

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  filling out, signing and dating the enclosed proxy card and mailing it in the prepaid envelope included with these proxy materials.

        When a unitholder submits a proxy by telephone or through the Internet, his or her proxy is recorded immediately. Copano encourages its unitholders to submit their proxies using these methods whenever possible. If you submit a proxy by telephone or the Internet website, please do not return your proxy card by mail.

        All units represented by each properly executed and valid proxy received before the special meeting will be voted in accordance with the instructions given on the proxy. If Copano unitholder executes a proxy card without giving instructions, the Copano units represented by that proxy card will be voted "FOR" approval of the proposal to adopt the merger agreement.

        Your vote is important. Accordingly, please submit your proxy by telephone, through the Internet or by mail, whether or not you plan to attend the meeting in person. Proxies must be received by 11:59 p.m., Eastern Time, on Monday, April 29, 2013.

Voting of Units Held in Street Name

        If your units are held in an account at a broker or through another nominee, you must instruct the broker or other nominee on how to vote your units by following the instructions that the broker or other nominee provides to you with these proxy materials. Most brokers offer the ability for unitholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet.

        If you do not provide voting instructions to your broker, your units will not be voted on any proposal on which your broker does not have discretionary authority to vote. This is referred to in this proxy statement/prospectus and in general as a broker non-vote. In these cases, the broker or other nominee can register your units as being present at the special meeting for purposes of determining a quorum, but will not be able to vote your units on those matters for which specific authorization is required. Under the current rules of the NASDAQ Stock Market, brokers do not have discretionary authority to vote on the proposal to adopt the merger agreement. Therefore, a broker non-vote will have the same effect as a vote "AGAINST" adoption of the merger agreement, but will have no effect on the adjournment proposal or the related compensation proposal.

        If you hold units through a broker or other nominee and wish to vote your units in person at the special meeting, you must obtain a proxy from your broker or other nominee and present it to the inspector of election with your ballot when you vote at the special meeting.

Revocability of Proxies; Changing Your Vote

        You may revoke your proxy and/or change your vote at any time before your proxy is voted at the special meeting. If you are a unitholder of record, you can do this by:

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  sending a written notice stating that you revoke your proxy to Copano at 1200 Smith Street, Suite 2300, Houston, Texas 77002, Attn: Corporate Secretary, that bears a date later than the date of the proxy and is received prior to the special meeting and states that you revoke your proxy;

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  submitting a valid, later-dated proxy by mail, telephone or Internet that is received prior to the special meeting; or

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  attending the special meeting and voting by ballot in person (your attendance at the special meeting will not, by itself, revoke any proxy that you have previously given).

        If you hold your units through a broker or other nominee, you must follow the directions you receive from your broker in order to revoke or change your vote.

Solicitation of Proxies

        This proxy statement/prospectus is furnished in connection with the solicitation of proxies by the Copano board of directors to be voted at the Copano special meeting. Copano will bear all costs and expenses in connection with the solicitation of proxies. Copano has engaged D.F. King & Co., Inc. to assist in the solicitation of proxies for the meeting and Copano estimates it will pay D.F. King & Co., Inc. a fee of approximately $15,000 for these services. Copano has also agreed to reimburse D.F. King & Co., Inc. for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify D.F. King & Co., Inc. against certain losses, costs and expenses. In addition, Copano may reimburse brokerage firms and other persons representing beneficial owners of Copano common units for their reasonable expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain of Copano's directors, officers and employees by telephone, electronic mail, letter, facsimile or in person, but no additional compensation will be paid to them.

        Unitholders should not send unit certificates with their proxies.    A letter of transmittal and instructions for the surrender of Copano common unit certificates will be mailed to Copano unitholders shortly after the completion of the merger.

No Other Business

        Under the Copano LLC agreement, the business to be conducted at the special meeting will be limited to the purposes stated in the notice to Copano unitholders provided with this proxy statement/prospectus.

Adjournments

        Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by the Chairman of the Copano board of directors or with the approval of at least a majority of the votes present in person or by proxy at the time of the vote, whether or not a quorum exists. Copano is not required to notify unitholders of any adjournment of 30 days or less if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At any adjourned meeting, Copano may transact any business that it might have transacted at the original meeting, provided that a quorum is present at such adjourned meeting. Proxies submitted by Copano unitholders for use at the special meeting will be used at any adjournment or postponement of the meeting. References to the Copano special meeting in this proxy statement/prospectus are to such special meeting as adjourned or postponed.

Assistance

        If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact D.F. King & Co., Inc. toll-free at (800) 967-4604 (banks and brokers call collect at (212) 269-5550).

PROPOSAL 1: THE MERGER

        This section of the proxy statement/prospectus describes the material aspects of the proposed merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated herein by reference, including the full text of the merger agreement (which is attached as Annex A), for a more complete understanding of the merger. In addition, important business and financial information about each of Kinder Morgan and Copano is included in or incorporated into this proxy statement/prospectus by reference. See "Where You Can Find More Information."

 Effect of the Merger

        Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, the merger agreement provides for the merger of Merger Sub, a direct, wholly owned subsidiary of Kinder Morgan and a party to the merger agreement, with and into Copano. Copano, which is referred to as the surviving entity, will survive the merger and the separate limited liability company existence of Merger Sub will cease. After the completion of the merger, the certificate of formation of Merger Sub in effect immediately prior to the effective time will be the certificate of formation of the surviving entity, until amended in accordance with applicable law, and the Copano LLC agreement will be amended and restated by virtue of the merger and the certificate of merger. After the completion of the merger, the managing member and the officers of Merger Sub will be the managing member and the officers of the surviving entity, until their successors are duly appointed and qualified.

        The merger agreement provides that, at the effective time, each Copano common unit issued and outstanding or deemed issued and outstanding immediately prior to the effective time will be converted into the right to receive 0.4563 Kinder Morgan common units (which, based on $89.77, the closing price of Kinder Morgan common units as of March 28, 2013, had a value of $40.96 on a rounded basis). Each Copano security owned by Copano, Kinder Morgan or Merger Sub immediately prior to the effective time will be cancelled without any conversion or payment of consideration in respect thereof. Any Copano securities owned by any other subsidiary of Kinder Morgan or Copano will be exchanged for the merger consideration.

        Because the exchange ratio was fixed at the time the merger agreement was executed and because the market value of Kinder Morgan common units and Copano common units will fluctuate prior to the consummation of the merger, Copano unitholders cannot be sure of the value of the merger consideration they will receive relative to the value of the Copano common units that they are exchanging. For example, decreases in the market value of Kinder Morgan common units will negatively affect the value of the merger consideration that they receive, and increases in the market value of Copano common units may mean that the merger consideration that they receive will be worth less than the market value of the common units of Copano such unitholders are exchanging. See "Risk Factors—Risk Factors Relating to the Merger—Because the exchange ratio is fixed and because the market price of Kinder Morgan common units will fluctuate prior to the consummation of the merger, Copano unitholders cannot be sure of the market value of the Kinder Morgan common units they receive as merger consideration relative to the value of Copano common units they exchange."

        Kinder Morgan will not issue any fractional units in the merger. Instead, each holder of Copano common units that are converted pursuant to the merger agreement who otherwise would have received a fraction of a Kinder Morgan common unit will be entitled to receive, from the exchange agent appointed by Kinder Morgan pursuant to the merger agreement, a cash payment in lieu of such fractional units representing such holder's proportionate interest in the proceeds from the sale by the exchange agent of the number of excess Kinder Morgan common units represented by the aggregate amount of fractional Kinder Morgan common units.

        Each Copano option or similar right to purchase Copano common units that was granted under a Copano equity incentive plan and that is outstanding and unexercised immediately prior to the effective time (whether or not then vested or exercisable), as of immediately prior to the effective time, by virtue of the occurrence of the consummation of the merger and without any action on the part of the holder of such Copano option, will be deemed net exercised for that number of whole Copano common units, which shall be deemed issued and outstanding as of immediately prior to the effective time, equal to, rounded down to the nearest whole common unit, (i) the number of Copano common units subject to such Copano option immediately prior to the effective time minus (ii) the number of whole and partial (computed to the nearest four decimal places) Copano common units with a fair market value (as such term is defined in the applicable Copano equity incentive plan) as of immediately prior to the effective time equal to the aggregate exercise price of such Copano option. Each Copano common unit deemed issued and outstanding pursuant to such net exercise will at the effective time be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement.

        Each Copano unit appreciation right that was granted under a Copano equity incentive plan and that is outstanding and unexercised immediately prior to the effective time (whether or not then vested or exercisable), as of immediately prior to the effective time, by virtue of the occurrence of the consummation of the merger and without any action on the part of the holder of such Copano unit appreciation right will be deemed net exercised as of immediately prior to the effective time, for that number of whole Copano common units, which shall be deemed issued and outstanding as of immediately prior to the effective time, equal to, rounded down to the nearest whole common unit, (i) the number of Copano common units subject to such Copano unit appreciation right immediately prior to the effective time minus (ii) the number of whole and partial (computed to the nearest four decimal places) Copano common units with a fair market value (as such term is defined in the applicable Copano equity incentive plan) as of immediately prior to the effective time equal to the aggregate exercise price of such Copano unit appreciation right. Each Copano common unit deemed issued and outstanding pursuant to such net exercise will at the effective time be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement.

        Each phantom Copano common unit that was granted under a Copano equity incentive plan and that is outstanding immediately prior to the effective time, automatically and without any action on the part of the holder of such phantom Copano common unit, will at the effective time vest in full (in the case of performance-based phantom Copano common units, based on a target earned percentage of 100%), the restrictions with respect thereto will lapse, and each Copano common unit deemed to be issued in settlement thereof will be deemed issued and outstanding as of immediately prior to the effective time and at the effective time will be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement. In addition, any tandem distribution equivalent rights payable with respect to each phantom Copano common unit that vests in accordance with the merger agreement will at the effective time and without any action on the part of any holder thereof vest in full and become immediately payable in cash.

        Each restricted Copano common unit that was granted under a Copano equity incentive plan and that is outstanding immediately prior to the effective time, automatically and without any action on the part of the holder of such restricted Copano common unit, will at the effective time vest in full and the restrictions with respect thereto will lapse, and each restricted Copano common unit will be treated as an issued and outstanding Copano common unit as of immediately prior to the effective time and at the effective time will be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement. In addition, any accrued distribution payable with respect to each restricted Copano common unit that vests in accordance with the merger agreement will at the effective time vest in full and become immediately payable in cash.

 Background of the Merger

        Copano's management and board of directors have regularly reviewed the company's financial position and results of operations as well as potentially available options to create value for Copano's unitholders, and consider Copano's performance and prospects in light of the business and economic environment, as well as developments in the U.S. energy industry and challenges facing participants in the midstream energy sector. These reviews have included consideration, from time to time, of potential alternatives that would further Copano's strategic objectives and ability to engage in growth and development projects, including a review of Copano's expected capital needs and funding requirements, and an assessment of the opportunities to be expected from, as well as the risks in execution of, Copano's strategic plans. Similarly, Copano's management periodically explores and evaluates, and discusses with Copano's board of directors, various strategic alternatives potentially available to Copano, including strategic acquisitions and divestitures, joint ventures and other potential transactions.

        On August 28, 2012, the Copano board of directors met to discuss Copano's positioning in the midstream energy sector, various measures of the company's valuation and potential strategic alternatives to deliver further unitholder value. The outside advisors to the Copano board at the meeting included legal advisor Wachtell, Lipton, Rosen & Katz, which is referred to as Wachtell Lipton, and financial advisor Barclays Capital Inc., which is referred to as Barclays, which was known to the Copano board as a result of prior investment banking and financial advisory services that Barclays had provided to Copano. At the meeting, based on finanical information prepared by Copano management, representatives from Barclays presented an overview of Copano's current capital investment plan and financing of ongoing and proposed projects, as well as general energy market conditions. Using the same finanical information prepared by Copano management, representatives of Barclays also discussed various approaches to valuing Copano in a theoretical sale scenario, how such values compared to Copano's "standalone" value and the illustrative pro forma consequences of a potential sale of Copano to potential buyers in the midstream energy sector. During the meeting, Copano's board of directors discussed the company's strategic positioning for future growth, considering such factors as the number of potential development projects being evaluated by Copano (compared to Copano's projected ability to fund capital expenditures required for such projects) and investor sentiment towards the current yield on Copano's common units in view of the opportunities available to Copano as well as the risks involved in such opportunities. After further discussion, Copano's board of directors determined that Copano should further explore investigating potential strategic transactions, including a sale transaction, as a possible means of increasing unitholder value.

        Following this meeting, Copano's management and Barclays worked together to identify and prepare to reach out to potential partners in a sale transaction, including preparing initial information materials about Copano, developing an indicative timetable for a process and prioritizing an initial list of potential contacts, based on likely level of interest and past and expected future financial performance and credit rating, as well as likely capacity to execute such a transaction successfully. During a call on September 10, 2012, with Wachtell Lipton and Barclays in attendance, Copano management and members of the Copano board of directors reviewed the initial list of potential contacts, confirmed the initial parties to be contacted and instructed Barclays to begin reaching out to those parties. Additionally, Barclays discussed with Copano the fact that Barclays had professional relationships with all of the potential contacts included on the initial list, including the parties Barclays was instructed to contact by the Copano board of directors.

        Barclays began making initial contacts with these potential transaction partners. Beginning at this time and throughout the process, the members of the Copano board of directors received periodic informal updates from Copano's senior management and advisors and regularly provided their input and views.

        On October 29, 2012, the Copano board of directors, together with Copano senior management and representatives of Barclays and Wachtell Lipton, met to discuss the results of the discussions to date with the five potential merger partners contacted on behalf of Copano by Barclays. The participants discussed the fact that, while two of the potential partners that had been contacted did not wish to pursue discussions, three parties, including Kinder Morgan, demonstrated significant apparent interest in a potential acquisition of Copano. The participants also discussed the possible timing of the next steps in the process, including initial meetings between members of Copano's management and representatives of the interested parties. After reviewing the discussions with the interested parties, Copano's board of directors directed members of Copano's management, as well as Copano's legal and financial advisors, to begin preparation of a data room containing confidential information about Copano.

        During late October and early November 2012, confidentiality agreements were drafted by Wachtell Lipton and were negotiated with and executed by Kinder Morgan and two other potential transaction partners. In mid-November 2012, the three parties that executed confidentiality agreements began their review of the materials in the data room and had initial meetings with members of Copano's management. On November 19, 2012, Copano's board of directors discussed with members of Copano's management and representatives of Barclays and Wachtell Lipton the current status of the discussions.

        On November 21, 2012, initial bid instruction letters were sent by Barclays to the three potentially interested parties, including Kinder Morgan, requesting a response by December 11, 2012. On December 11, 2012, Copano received indicative proposals for a potential merger transaction from each of these parties. Each indication of interest contemplated an acquisition of all of the outstanding Copano common units in a unit-for-unit (all equity) exchange. The dollar value of these proposals ranged from $33.35 to $34.50 per Copano common unit. The value of the Kinder Morgan proposal was based on the dollar value indicated in its proposal, and the values of the proposals submitted by the other two parties were based on the closing prices of the equity securities of such parties as of December 10, 2012 and the exchange ratios given in the proposals. Kinder Morgan's proposal of $34.50 per Copano common unit (payable in Kinder Morgan common units) represented the high end of this range of values. Copies of the proposals were disseminated to the Copano directors.

        Later that week, Copano's board of directors met with members of Copano management and representatives of Barclays and Wachtell Lipton to discuss the indications of interest received. After discussion regarding the terms of the indications of interest and the capacity of each of the interested parties to engage in a merger transaction with Copano, Copano's board of directors determined that, although it was not prepared to move forward on any of the submitted indications of interest as proposed, Copano should continue to negotiate with the interested parties to determine if proposals representing greater value to Copano's unitholders could be obtained. The Copano board of directors directed Barclays to go back to the potential bidders seeking improved indications of interest. Copano's board of directors also directed its management and its advisors to conduct due diligence on the parties expressing interest in a merger transaction, in order help confirm the value and quality of the equity consideration proposed by the parties.

        Following this meeting, discussions continued between Copano and the parties expressing interest in a merger transaction regarding the financial terms of their proposals.

        During this time, Copano directors and management discussed their understanding of the professional relationships between Barclays and the potential merger partners, including Kinder Morgan, and Copano requested that Barclays provide pertinent information regarding its past services to potential merger parties. Copano's directors, senior management and counsel also discussed the advisability of retaining an additional investment banking firm to provide a separate analysis and opinion as to the fairness of the consideration to be paid in a potential merger.

        In response to the requests for improved indications of interest, on December 19, 2012, one of the potentially interested parties submitted a revised indication of interest, increasing the fixed exchange ratio in its proposal to a level representing a dollar value of approximately $33.78, and on December 20, 2012 another potentially interested party gave a preliminary indication that it would increase the fixed exchange ratio in its proposal to a level representing a dollar value of approximately $35.84 (for ease of reference, dollar values for the proposals of the potentially interested parties described in this paragraph, other than Kinder Morgan, are based on the closing prices of such party's equity securities on the trading day immediately preceding the date the proposal was made). Also on December 20, 2012, Kinder Morgan submitted a revised indication of interest of $36.00 per Copano common unit (payable in Kinder Morgan common units), subject to the completion of due diligence. On December 22, 2012, representatives from Barclays informed Kinder Morgan that, based on Kinder Morgan's revised indication of interest, Copano was not interested in pursuing a transaction with Kinder Morgan. This decision was based on the Copano board of directors' evaluation of the financial attractiveness of the indications of interest that had been submitted by the potentially interested parties, including the indicated market value of those indications of interest based on the form of consideration proposed, the recent market prices of equity securities proposed to be used as consideration, the fact that Kinder Morgan had not yet proposed how the dollar value it had specified in its indication of interest would be translated into an exchange ratio or other mechanism for determining the amount of the merger consideration and the board of directors' understanding of the relative future growth potential of the market value of the equity securities proposed to be used as consideration (and of the future distributions on such equity securities). At this same time, discussions continued with the other interested parties, and on December 21, 2012, one of the other interested parties raised its proposed consideration from approximately $33.78 to approximately $35.01. In addition, on December 24, 2012 Copano entered into a confidentiality agreement in favor of one of the interested parties to enable Copano to perform due diligence on the interested party and the equity currency that party proposed to use in a potential transaction with Copano.

        On December 25, 2012, Kinder Morgan submitted a further revised indication of interest of $37.00 per Copano common unit (payable in Kinder Morgan common units), subject to the completion of due diligence. On January 3, 2013, in response to requests by Barclays that Kinder Morgan specify the exchange ratio represented by its proposal, Kinder Morgan stated that its proposal represented an exchange ratio of 0.4563 Kinder Morgan common units per Copano common unit (which, based on the closing price of Kinder Morgan's common units on January 3, 2013, was equivalent to $38.38 per Copano common unit).

        In connection with the further revised indication of interest submitted by Kinder Morgan, representatives of Kinder Morgan requested that Copano agree to negotiate exclusively with Kinder Morgan for a set period with respect to a potential transaction. Copano determined not to accept Kinder Morgan's request for exclusivity, but proposed having Kinder Morgan continue to participate in the sale process on a non-exclusive basis, subject to reimbursement of a portion of Kinder Morgan's expenses in pursuing a transaction. After discussion, Kinder Morgan and Copano agreed that Copano would reimburse Kinder Morgan's expenses, up to $1.5 million in total, if Copano entered into a definitive merger agreement with a competing bidder within a certain timeframe.

        Concurrently with these discussions, during the time period of late-December 2012 and early-January 2013, Copano and representatives of Wachtell Lipton prepared a proposed form of merger agreement to provide to interested parties upon a determination to move forward with such parties. In addition, in order to facilitate due diligence by Copano on Kinder Morgan and the third interested party, and the equity currency those parties proposed to use in a potential transaction with Copano, on January 7, 2012 Copano entered into a confidentiality agreement with the third interested party with respect to confidential information of such party, and on January 17, 2013 Copano entered into a confidentiality agreement with Kinder Morgan with respect to Kinder Morgan's confidential information.

        In early- and mid-January 2013, senior management of Copano, along with representatives of Barclays, had meetings with the interested parties (including Kinder Morgan) for the purpose of conducting due diligence on such interested parties. Several non-management members of Copano's board of directors also participated in the due diligence meetings. In early January 2013, Copano's draft merger agreement was provided to interested parties including Kinder Morgan. By mid-January, one of the potentially interested parties other than Kinder Morgan had rescinded its earlier indication to Barclays that it would increase its proposed merger consideration and the other had elected to withdraw from the process. Negotiations between Copano and Kinder Morgan continued with respect to the terms of a potential acquisition, including the terms of a draft merger agreement for such transaction. In conjunction with this process, Kinder Morgan requested an agreement with TPG Copenhagen, L.P., which is referred to as TPG, pursuant to which TPG would agree to vote all of its Copano units (including its Series A convertible preferred units) in favor of a merger with Kinder Morgan and otherwise agree to support such a transaction, and Kinder Morgan, TPG and Copano then negotiated the terms of a draft voting agreement. At no point did Kinder Morgan, Copano and TPG negotiate the conversion ratio at which the Series A convertible preferred units held by TPG would be converted into Copano common units or Kinder Morgan common units. The terms of the preexisting Copano LLC agreement provide for the ratio at which TPG's Series A convertible preferred units will be converted into Copano common units in the event of a change of control transaction, and once converted into Copano common units, TPG will receive the same merger consideration per Copano common unit as all other Copano common unitholders (0.4563 Kinder Morgan common units per Copano common unit).

        On January 17, 2013, Copano's board of directors met with members of Copano's management and representatives from Barclays and Wachtell Lipton to discuss various issues relating to a potential merger transaction including the status of the process and the potential terms of definitive agreements for a merger. The Copano board of directors, which had previously discussed Barclays' substantial investment banking relationship with Kinder Morgan and its affiliates, was provided with information from Barclays regarding the amount of underwriting and investment banking fees paid by Kinder Morgan and its affiliates to Barclays for services rendered by Barclays in 2011 and 2012, which totaled approximately $114 million. At this meeting, on the recommendation of Copano management, Copano's board of directors authorized the engagement of Jefferies LLC (formerly known as Jefferies & Company, Inc.), which is referred to as Jefferies, to perform a separate analysis of, and to provide an additional opinion as to, the fairness, from a financial point of view, to Copano's common unitholders of the consideration to be received by such common unitholders in a potential transaction.

        During the latter half of January 2013, Copano and Kinder Morgan continued to negotiate the terms of a potential merger agreement and, with TPG, the terms of a potential voting agreement. On January 23, 2013, Copano's board of directors received from members of Copano's management and representatives of Barclays and Wachtell Lipton a further update on the progress of these discussions with Kinder Morgan. Negotiations of the draft agreements, including the terms of the voting agreement with TPG, and the due diligence review of Kinder Morgan continued, and the parties exchanged drafts of related documents, including disclosure schedules and a proposed mutual press release announcing a transaction.

        On January 29, 2013, the boards of directors of Kinder Morgan Management, Kinder Morgan GP and KMI had a joint telephonic meeting to review and consider the proposed merger with Copano and related transactions. Present at the meeting were members of the companies' senior management and representatives of Citigroup Global Markets Inc., financial advisor to Kinder Morgan, which is referred to as Citi. At the meeting, the companies' senior management reviewed the strategic rationale for the proposed merger, presented updates since the January 16, 2013 board meetings, discussed Kinder

Morgan GP's potential waiver of a portion of its incentive distributions from Kinder Morgan in connection with the merger, and presented certain material terms of the proposed merger agreement. Citi discussed with the boards certain financial aspects of the proposed merger. Following the review, the independent members of Kinder Morgan Management's and Kinder Morgan GP's boards of directors excused themselves from the call and KMI's board of directors continued with a separate meeting. At such separate meeting, following further discussion, the independent members of the board of directors (the non-independent members abstaining) of KMI, being the indirect owner of the common equity of Kinder Morgan GP, unanimously approved a waiver by Kinder Morgan GP of a portion of Kinder Morgan GP's incentive distributions from Kinder Morgan in connection with the merger. The members of Kinder Morgan Management's and Kinder Morgan GP's boards of directors who had excused themselves from the call then rejoined the call. A separate meeting of the Kinder Morgan GP's and Kinder Morgan Management's board of directors then commenced and the directors were told that the independent members of KMI's board of directors (the non-independent members abstaining) had unanimously approved a waiver by Kinder Morgan GP of a portion of Kinder Morgan GP's incentive distributions from Kinder Morgan in connection with the merger. Following a discussion, the independent members of Kinder Morgan GP's board of directors (the non-independent members abstaining) unanimously approved Kinder Morgan GP's waiver of a portion of its incentive distributions from Kinder Morgan in connection with the merger. Additionally, Kinder Morgan GP's board of directors unanimously approved the entering into the merger agreement and the voting agreement, and the transactions contemplated by such agreements. Lastly, Kinder Morgan Management's board of directors unanimously approved the entering into the merger agreement and voting agreement and the transactions contemplated by such agreements, including the issuance of Kinder Morgan common units as consideration.

        During the late afternoon of January 29, 2013, Copano's board of directors met in Houston with members of Copano's management and representatives of Barclays, Jefferies and Wachtell Lipton to consider a proposed merger agreement between Copano and Kinder Morgan and its affiliates. At this meeting, R. Bruce Northcutt, Copano's President and Chief Executive Officer, summarized the process that Copano had conducted over the preceding months in reaching out and negotiating with potential interested parties, and summarized the principal elements of the proposed transaction with Kinder Morgan. Representatives of each of Barclays and Jefferies presented to the Copano board of directors financial data and analyses with respect to Kinder Morgan, Copano and the proposed transaction. Representatives of Barclays rendered Barclays' oral opinion to Copano's board of directors (which opinion was subsequently confirmed in writing) that, as of the date of the meeting, and based upon and subject to the qualifications, limitations and assumptions stated in such opinion, the exchange ratio in the proposed transaction was fair, from a financial point of view, to Copano common unitholders. Representatives of Jefferies rendered Jefferies' oral opinion to Copano's board of directors (which opinion was subsequently confirmed in writing) that, as of the date of the meeting, and based upon and subject to the qualifications, limitations and assumptions stated in such opinion, the consideration to be paid in the proposed transaction was fair, from a financial point of view, to Copano common unitholders. Representatives of Wachtell Lipton advised the members of Copano's board of directors on their legal and fiduciary duties in connection with the consideration and potential approval of the proposed merger agreement and voting agreement (and related transactions), and described to Copano's board of directors the terms of the merger agreement and voting agreement (and related transactions), including the proposed treatment in the merger of Copano's common units, Series A convertible preferred units and various equity compensation awards previously awarded by Copano. Following discussion, Copano's board of directors unanimously determined that the merger agreement, the voting agreement, the merger and the other transactions contemplated by the merger agreement and voting agreement were in the best interests of Copano and its unitholders, declared it advisable to enter into the merger agreement and the voting agreement and approved the execution, delivery and performance of the merger agreement and the voting agreement, and the transactions contemplated by the merger agreement and the voting agreement.

        The merger agreement and voting agreement were entered into by the parties on January 29, 2013. On the evening of January 29, 2013, Copano and Kinder Morgan issued a joint press release announcing the execution of the merger agreement and the voting agreement.

Certain Relationships Between Kinder Morgan and Copano

Eagle Ford Gathering LLC

        Eagle Ford Gathering LLC, a joint venture that provides natural gas gathering, transportation and processing services to natural gas producers in the Eagle Ford shale gas formation in South Texas, is owned 50% by Kinder Morgan and 50% by Copano. Copano serves as managing member of Eagle Ford Gathering LLC and operator of the natural gas gathering assets owned by Eagle Ford Gathering LLC, other than those assets owned by Eagle Ford Gathering LLC's subsidiary, Eagle Ford Crossover LLC, and receives a management fee for such services. Kinder Morgan serves as operator of the natural gas gathering assets owned by Eagle Ford Crossover LLC, and receives a management fee for such services. In addition, each of Kinder Morgan and Copano is party to commercial agreements with Eagle Ford Gathering LLC or Eagle Ford Crossover LLC. Pursuant to these agreements, Kinder Morgan provides Eagle Ford Gathering LLC or Eagle Ford Crossover LLC with natural gas transportation and related services, and Copano provides Eagle Ford Gathering LLC with natural gas processing and related services.

Other Agreements

        Copano and Kinder Morgan are parties to commercial agreements pursuant to which Kinder Morgan provides natural gas transportation and related services to Copano and Copano provides natural gas processing and related services to Kinder Morgan.

Recommendation of the Copano Board of Directors and Its Reasons for the Merger

        By a vote at a meeting held on January 29, 2013, the Copano board of directors unanimously determined that the merger agreement, the voting agreement, the merger and the other transactions contemplated by the merger agreement and voting agreement were in the best interests of Copano and its unitholders, declared it advisable to enter into the merger agreement and the voting agreement and approved the execution, delivery and performance of the merger agreement and the voting agreement, and the transactions contemplated by the merger agreement and the voting agreement. Copano's board of directors unanimously recommends that the Copano unitholders vote "FOR" the proposal to adopt the merger agreement at the Copano special meeting.

        In evaluating the proposed transactions, Copano's board of directors consulted with Copano's management and its legal and financial advisors and, in reaching its determination and recommendation, Copano's board of directors considered a number of factors. Copano's board of directors also consulted with outside legal counsel regarding its obligations, legal due diligence matters and the terms of the merger agreement and the voting agreement.

        The material factors considered by Copano's board of directors in determining that the merger agreement and the voting agreement and the transactions contemplated by the merger agreement and the voting agreement are advisable and in the best interests of Copano and its unitholders include, in addition to the matters discussed by the Copano board of directors as described under "—Background of the Merger," the following:

  •
  The aggregate value of the merger consideration to be received by Copano common unitholders in the merger.

  •
  That the merger consideration with a value of $40.92 per Copano common unit, based upon the closing price of Kinder Morgan common units (of $89.67 per common unit) on January 28, 2013 (the last trading date before the date of the Copano board meeting and execution of the merger agreement), represented a premium of:

  •
  22.4% to the closing price of Copano common units on the same date;

  •
  38.4% to the closing price of Copano common units on the date that was 30 days prior to such date; and

  •
  18.5% to Copano's 52-week average closing price.

  •
  The potential unitholder value that might result from other alternatives available to Copano, taking into account the process that Copano had undertaken that resulted in entering into the merger agreement with Kinder Morgan, and including the alternative of remaining an independent public company and pursuing Copano's existing and planned development projects and considering the risks and uncertainties associated with continuing to operate as a public company and the ability to achieve the valuations in comparison to the proposed transaction.

  •
  The results of Copano's efforts to solicit acquisition proposals from several potential merger counterparties.

  •
  The ability of the Copano board of directors under the merger agreement to receive, consider and negotiate unsolicited alternative merger proposals even after signing and announcement of the merger agreement.

  •
  The right and ability of the Copano board of directors to change its recommendation to Copano unitholders that they vote to adopt the merger agreement, subject to the terms and conditions set forth in the merger agreement.

  •
  That the proposed transactions would enhance Copano's assets, customer opportunities and service capabilities and would enable Copano to expand significantly its midstream services footprint, including by giving Copano access to Kinder Morgan's substantial funding capacity and access to the capital markets.

  •
  That receipt of Kinder Morgan common units in the merger would give Copano common unitholders a security with significantly increased liquidity, as well as giving such common unitholders additional midstream value-chain diversification (including increased cash flow stability).

  •
  The belief of Copano's board of directors that the shared core values of Copano and Kinder Morgan, and their dedication to pursuing new development projects to increase unitholder value, would assist in integration of the companies and enhance customer service going forward.

  •
  Copano's board of directors' familiarity with, and understanding of, Copano's business, assets, financial condition, results of operations, current business strategy and prospects, and the benefits to a combined Kinder Morgan-Copano organization of Copano's gathering and processing expertise.

  •
  The financial analysis of Barclays presented to Copano's board of directors at the meeting held on January 29, 2013 and the oral opinion of that firm delivered to Copano's board of directors on that date, which was confirmed by delivery of a written opinion dated January 29, 2013, that, as of such date and based upon and subject to the limitations and assumptions set forth therein, the exchange ratio to be offered to Copano common unitholders pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described below under "—Opinions of Copano's Financial Advisors." The full text of the written opinion of Barclays, dated January 29, 2013, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this proxy statement/prospectus.

  •
  The financial analysis of Jefferies presented to Copano's board of directors at the meeting held on January 29, 2013 and the oral opinion of that firm delivered to Copano's board of directors on that date, which was confirmed by delivery of a written opinion dated January 29, 2013, that, as of such date and based upon and subject to the limitations and assumptions set forth therein, the merger consideration to be offered to Copano common unitholders pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described below under "—Opinions of Copano's Financial Advisors." The full text of the written opinion of Jefferies, dated January 29, 2013, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D to this proxy statement/prospectus.

  •
  Information and discussions with Copano's management and its financial advisors, as well as discussions between representatives of Copano and representatives of Kinder Morgan, regarding Kinder Morgan's business, assets, financial condition, results of operations, business plan and prospects (for Kinder Morgan as well as for the proposed combined company), including recent management changes announced by Kinder Morgan.

  •
  The possibility that the combined company would achieve greater returns for unitholders than Copano as a stand-alone company.

  •
  That the merger consideration is payable in Kinder Morgan common units, providing Copano common unitholders with the opportunity to participate in the equity value of the combined organization following the proposed merger, with Copano common unitholders expected to hold approximately 10 percent of the combined organization's units outstanding immediately after the proposed merger, and the relative rights of common unitholders in Copano compared to common unitholders in Kinder Morgan (see "Comparison of Rights of Kinder Morgan Unitholders and Copano Unitholders").

  •
  That completion of the merger requires the affirmative vote of holders of at least a majority of the outstanding Copano common units and Series A convertible preferred units, voting together as a single class on an "as if" converted basis.

  •
  That Kinder Morgan currently pays regular quarterly cash distributions on its common units (which was $1.29 per common unit at the time Copano's board of directors made its determination) and that, after the merger is consummated, Copano's common unitholders will be entitled to receive distributions paid by Kinder Morgan on its common units (and that, between the date of the merger agreement and the date the merger is consummated, Copano common unitholders will be entitled to continue to receive Copano's regular quarterly distributions (up to $0.575 per Copano common unit)).

  •
  The review by Copano's board of directors with its legal and financial advisors of the structure of the proposed transactions and the financial and other terms of the merger agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations and the termination and termination fee provisions, the provisions relating to Copano's ability to engage in negotiations with respect to a competing transaction should one be proposed, as well as the likelihood of consummation of the proposed transactions and

    Copano's board of director's evaluation of the likely time period necessary to close the transactions.

  •
  That the merger consideration generally will not be taxable for U.S. federal income tax purposes to Copano's common unitholders.

  •
  That because the merger consideration is a fixed exchange ratio of Kinder Morgan common units to Copano common units, fluctuations in the market value of Kinder Morgan common units during the pendency of the merger agreement may affect the dollar value of the consideration received by holders of Copano common units when the merger is completed.

  •
  The risks of the type and nature described under the section titled "Risk Factors."

        Copano's board of directors considered all of these factors as a whole and, on balance, concluded that they supported a determination to approve the merger agreement. The foregoing discussion of the information and factors considered by Copano's board of directors is not exhaustive. In view of the wide variety of factors considered by Copano's board of directors in connection with its evaluation of the proposed merger and the complexity of these matters, Copano's board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Copano's board of directors evaluated the factors described above, among others, and reached a consensus that the proposed transactions were advisable, fair to and in the best interests of Copano and its unitholders. In considering the factors described above and any other factors, individual members of Copano's board of directors may have viewed factors differently or given different weight or merit to different factors.

        In considering the recommendation of Copano's board of directors to adopt the merger agreement and the voting agreement and to approve the transactions contemplated by the merger agreement and the voting agreement, Copano unitholders should be aware that the executive officers and directors of Copano may have certain interests in the proposed transactions that may be different from, or in addition to, the interests of Copano unitholders generally. Copano's board of directors was aware of these interests and considered them when approving the merger agreement and recommending that Copano unitholders vote to adopt the merger agreement and the transactions contemplated by the merger agreement. See "—Interests of the Copano Directors and Executive Officers in the Merger" and "—Certain Relationships Between Kinder Morgan and Copano."

Opinions of Copano's Financial Advisors

Barclays Fairness Opinion

        Copano engaged Barclays to act as Copano's financial advisor in connection with a potential sale of the company. On January 29, 2013, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Copano board of directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the exchange ratio of 0.4563 Kinder Morgan common units per Copano common unit offered to the holders of Copano common units in the merger was fair to such unitholders.

        The full text of Barclays' written opinion, dated as of January 29, 2013, is attached hereto as Annex C. Barclays' written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. Copano encourages holders of Copano common units to read the opinion carefully and in its entirety. The following is a summary of Barclays' opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

        Barclays' opinion, the issuance of which was approved by Barclays' Valuation and Fairness Opinion Committee, is addressed to the Copano board of directors, addresses only the fairness, from a financial point of view, of the exchange ratio to be offered to the holders of Copano common units and does not constitute a recommendation to any unitholder of Copano as to how such unitholder should vote or act with respect to the merger or any other matter. The terms of the merger were determined through arm's-length negotiations between Copano and Kinder Morgan and were approved unanimously by the Copano board of directors. Barclays did not recommend any specific form of consideration to Copano or that any specific form of consideration constituted the only appropriate consideration for the merger. Barclays was not requested to address, and its opinion does not in any manner address, Copano's underlying business decision to proceed with or effect the merger. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the consideration to be offered to the holders of Copano common units in the merger. No limitations were imposed by the Copano board of directors upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

        In arriving at its opinion, Barclays reviewed and analyzed, among other things:

  •
  the merger agreement and the specific terms of the merger;

  •
  publicly available information concerning Copano, Kinder Morgan, KMI, Kinder Morgan Management and El Paso Pipeline Partners, L.P. that Barclays believed to be relevant to its analysis, including each of Copano's, Kinder Morgan's, KMI's, Kinder Morgan Management's and El Paso Pipeline Partners, L.P.'s Annual Reports on Form 10-K for the fiscal year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 and the information statement/proxy statement/prospectus, dated March 23, 2012, relating to the acquisition of El Paso Corporation, which is referred to as El Paso, by KMI;

  •
  financial and operating information with respect to the businesses, operations and prospects of Copano furnished to Barclays by Copano, including financial projections of Copano under alternative scenarios prepared by management of Copano, which are referred to as the Copano Projections;

  •
  financial and operating information with respect to the businesses, operations and prospects of Kinder Morgan, including financial projections of Kinder Morgan prepared by management of Kinder Morgan GP for the fiscal year ending December 31, 2013 and annual expected Kinder Morgan unitholder distribution growth for the five-year period ending December 31, 2016, which are referred to collectively as the Kinder Morgan Projections;

  •
  consensus estimates published by Thomson Reuters I/B/E/S of independent equity research analysts with respect to (i) the future financial performance and price targets of Copano, which are referred to as the Copano Research Projections, and (ii) the future financial performance and price targets of Kinder Morgan, which are referred to as the Kinder Morgan Research Projections;

  •
  the trading history of the Copano common units from January 31, 2011 to January 28, 2013 and a comparison of that trading history with those of other companies that Barclays deemed relevant;

  •
  the trading history of the Kinder Morgan common units from January 31, 2011 to January 28, 2013 and a comparison of that trading history with those of other companies that Barclays deemed relevant;

  •
  a comparison of the trading history of the Copano common units and the Kinder Morgan common units with each other from January 30, 2012 to January 28, 2013;

  •
  a comparison of the historical financial results and present financial condition of Copano and Kinder Morgan with each other and with those of other companies that Barclays deemed relevant;

  •
  a comparison of the financial terms of the merger with the financial terms of certain other transactions that Barclays deemed relevant;

  •
  the potential pro forma impact of the merger on the current and future financial performance of the combined organization, including the amounts and timing of (i) cost savings and operating synergies to result from the merger and (ii) the GP Giveback, as defined below under "—Pro Forma Merger Consequences Analysis," expected by the management of Kinder Morgan GP to result from the merger;

  •
  the relative trading liquidity of the Copano common units and the Kinder Morgan common units;

  •
  the results of Barclays' efforts to solicit indications of interest from selected third parties with respect to a potential transaction with Copano; and

  •
  alternatives available to Copano on a stand-alone basis to fund its future capital and operating requirements.

        In addition, Barclays had discussions with the managements of Copano and Kinder Morgan GP concerning their respective businesses, operations, assets, liabilities, financial conditions and prospects and undertook such other studies, analyses and investigations as Barclays deemed appropriate.

        In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and has not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of the managements of Copano and Kinder Morgan GP that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Copano Projections, upon the advice of Copano, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Copano as to Copano's future financial performance and Barclays relied on such projections in performing its analysis. With respect to the Kinder Morgan Projections, upon the advice of Kinder Morgan GP, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Kinder Morgan GP as to the future financial performance of Kinder Morgan and Barclays relied on such projections in performing its analysis. Additionally, upon advice of Copano, Barclays considered and relied upon the Copano Research Projections and the Kinder Morgan Research Projections. With respect to the GP Giveback, Barclays assumed, upon the advice of Kinder Morgan GP, that the amount and timing of the GP Giveback were reasonable as estimated by the management of Kinder Morgan GP and Barclays also assumed, upon the advice of Kinder Morgan GP, that the GP Giveback would be realized substantially in accordance with such estimates. In addition, based on discussions with the managements of Copano and Kinder Morgan GP and with the consent of Copano, Barclays assumed for the purposes of its analysis that cost savings and operating synergies will result from the merger. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of Copano or Kinder Morgan and did not make or obtain any evaluations or appraisals of the assets or liabilities of Copano or Kinder Morgan. Barclays' opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, January 29, 2013. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after the delivery of its opinion to Copano on January 29, 2013. In addition,

Barclays expressed no opinion as to the prices at which (i) the Copano common units or the Kinder Morgan common units would trade at any time following the announcement of the merger or (ii) the Kinder Morgan common units will trade at any time following the consummation of the merger.

        In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the Copano common units or the Kinder Morgan common units but rather made its determination as to fairness, from a financial point of view, to the holders of Copano common units of the exchange ratio to be offered to such holders in the merger on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

        In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

        The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Copano board of directors. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Copano or any other parties to the merger. None of Copano, Kinder Morgan, Kinder Morgan GP, Merger Sub, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Summary of Analyses

        The following is a summary of the material financial analyses performed by Barclays with respect to Copano and Kinder Morgan in preparing Barclays' opinion:

  •
  discounted cash flow analysis;

  •
  comparable company analysis;

  •
  analysis of equity research analyst price targets; and

  •
  in the case of Copano, comparable transactions analysis.

        Each of these methodologies was used to generate reference enterprise or equity value ranges for Copano and reference per unit equity value ranges for the Kinder Morgan common units. Based on discussions with the management of Copano, the enterprise value ranges for Copano were adjusted for estimates of appropriate on-balance sheet and off-balance sheet assets and liabilities, as of December 31, 2012, to arrive at implied equity value ranges (in aggregate dollars) for Copano. The implied equity value range for Copano was then divided by diluted units outstanding, comprised of primary units and incorporating the dilutive effect of the Series A convertible preferred units owned by TPG, which are referred to as the TPG units, outstanding including the applicable change of control provisions, outstanding options, restricted units, phantom units and unit appreciation rights using the treasury share method, as applicable, in order to derive implied equity value ranges per unit for Copano. For the discounted cash flow analysis, the comparable transaction analysis and the analysis of equity research analyst price targets, the implied equity value ranges per unit of Copano common units and per unit of Kinder Morgan common units were used to derive implied exchange ratios which were then compared to the exchange ratio in the merger.

        In addition to analyzing the value of the Copano common units and the Kinder Morgan common units, Barclays also analyzed and reviewed: (i) the daily historical closing prices of the Copano common units and the Kinder Morgan common units and the exchange ratios implied by those closing unit prices for the period from January 30, 2012 to January 28, 2013; (ii) certain publicly available information related to the Selected Transactions (as defined below) to calculate the amount of premiums paid by the acquirers to the acquired company's unitholders; (iii) the pro forma impact of the merger on the current and future financial performance and credit profile of the combined organization for (a) projected estimates for 2013, 2014, 2015 and 2016 for distributions per unit, which are referred to as LP Distributions, and general partner distributed cash flow, which are referred to as GP Distributions, for the combined organization based on the Copano Projections and the Kinder Morgan Projections and (b) projected estimates for 2013 and 2014 for LP Distributions and GP Distributions for the combined organization based on the Copano Research Projections and the Kinder Morgan Research Projections.

        In particular, in applying the various valuation methodologies to the particular businesses, operations and prospects of Copano and Kinder Morgan, and the particular circumstances of the merger, Barclays made qualitative judgments as to the significance and relevance of each analysis. In addition, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Copano and Kinder Morgan. Such qualitative judgments and assumptions of Barclays were made following discussions with the management of each of Copano and Kinder Morgan. Accordingly, the methodologies and the implied exchange ratio ranges derived therefrom must be considered as a whole and in the context of the narrative description of the financial analyses, including the assumptions underlying these analyses. Considering the implied exchange ratios without considering the full narrative description of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the process underlying, and conclusions represented by, Barclays' opinion.

        The implied exchange ratios, derived using the various valuation methodologies listed above, supported the conclusion that the exchange ratio of 0.4563 Kinder Morgan common units per Copano common unit to be offered to the holders of Copano common units was fair, from a financial point of view, to such holders.

Discounted Cash Flow Analysis

        In order to estimate the present values of the Copano common units and the Kinder Morgan common units and the exchange ratios implied therefrom, Barclays performed discounted cash flow analyses of each of Copano and Kinder Morgan. A discounted cash flow analysis is a traditional valuation methodology used to derive the valuation of an asset by calculating the "present value" of estimated future cash flows of the asset. "Present value" refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a range of discount rates that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

        With respect to Copano, the discounted cash flow analysis was performed using the Copano Case I Projections and the Copano Case II Projections (see "Proposal 1: The Merger—Copano Projected Financial Information" for a further description of the Copano Case I Projections and Copano Case II Projections). To calculate the estimated enterprise value ranges in the discounted cash flow analyses for Copano for each of the Copano Case I Projections and Copano Case II Projections, Barclays added (i) unlevered free cash flows for fiscal years 2013 through 2016 to (ii) the residual enterprise value at the end of the forecast period, or the "terminal value" of Copano, as of December 31, 2016, and discounted such amounts to their net present value using a range of selected discount rates. For each case, Barclays used a nominal discount rate range of 8.0% to 10.5%. The discount rates were based on Barclays' analysis in accordance with the capital asset pricing model of the weighted average cost of capital for Copano as well as the weighted average cost of capital for gathering and processing, referred to as G&P, master limited partnerships, each of which is referred to as an MLP, with similar size and similar operations, to Copano, as applicable. The terminal value of Copano was estimated by applying enterprise value multiples ranging from 10.0x to 14.0x to the estimate of the earnings before interest, taxes and depreciation and amortization, referred to as EBITDA, for 2016 for Copano for each of the Copano Case I Projections and Copano Case II Projections, respectively. Such enterprise value multiples were derived using information from the comparable company analysis described below and based upon Barclays' professional judgment.

        To calculate the estimated per unit equity value range of Kinder Morgan common units using discounted cash flow analysis, Barclays added (i) projected distributions per Kinder Morgan common unit for fiscal years 2013 through 2016 based on the Kinder Morgan Projections to (ii) the terminal value of Kinder Morgan's common unit price, as of December 31, 2016, and discounted such amounts to their net present value using a range of selected discount rates. Specifically, Barclays used a discount rate range of 10.0% to 14.0%. The discount rates were based on Barclays' analysis in accordance with the cost of equity capital for MLPs with similar size and operations to those of Kinder Morgan, as applicable. The cost of equity capital was calculated as the current yield, based on the latest announced annualized distribution for each such MLP divided by the applicable limited partner unit price as of January 28, 2013, plus the 2-year projected cumulative annual distribution growth rate, calculated using Kinder Morgan Research Projections for 2013 and 2014. The terminal value of Kinder Morgan's common unit price was estimated by applying long-term yields ranging from 6.5% to 4.5% to Kinder Morgan's 2016 estimated LP Distribution. Such long-term yields were derived using information from the comparable company analysis described below and based upon Barclays' professional judgment.

        Based upon Barclays' judgments, the discounted cash flow methodology yielded implied exchange ratios ranging from 0.3139 to 0.5325 Kinder Morgan common units per Copano common unit for the Copano Case I Projections and Kinder Morgan Projections and ranging from 0.3749 to 0.6630 Kinder Morgan common units per Copano common unit for the Copano Case II Projections and Kinder Morgan Projections. Barclays noted that the exchange ratio to be offered to holders of Copano common units of 0.4563 Kinder Morgan common units per Copano common unit falls within the implied exchange ratio range for both cases.

Comparable Company Analysis

        In order to assess how the public market values units of similar publicly traded MLPs, Barclays reviewed and compared specific financial and operating data relating to Copano and Kinder Morgan to that of MLPs selected by Barclays based on Barclays' experience with MLPs.

        With respect to Copano, Barclays reviewed the public stock market trading statistics for the following MLPs, which Barclays selected because of their generally similar size and asset characteristics, including operations in the G&P industry, as compared to Copano. The MLPs selected were:

  •
  Access Midstream Partners, L.P.

  •
  Atlas Pipeline Partners, L.P.

  •
  Crestwood Midstream Partners LP

  •
  Crosstex Energy, L.P.

  •
  DCP Midstream Partners, LP

  •
  Markwest Energy Partners, L.P.

  •
  Regency Energy Partners LP

  •
  Southcross Energy Partners, L.P.

  •
  Summit Midstream Partners, LP

  •
  Targa Resources Partners LP

  •
  Western Gas Partners, LP

        Using publicly available information, Barclays calculated and analyzed last quarter annualized distribution, referred to as LQA Distribution, yields and distributable cash flow per unit, referred to as DCF per Unit, yields for each of the comparable MLPs selected. DCF per Unit was based on Wall Street Research (as defined below) using Copano Research Projections for EBITDA in 2012, 2013 and 2014. The results of the Copano comparable company analysis are summarized below:

	Yield Range of Comparable MLPs of Copano
	Low	Median	High
LQA Distribution Yield	4.02%	6.68%	7.85%
DCF per Unit Yield:
2012E	4.08%	6.79%	9.39%
2013E	4.87%	7.07%	9.14%
2014E	5.51%	8.20%	9.58%

        Barclays selected the comparable G&P MLPs listed above because their business and operating profiles are reasonably similar to that of Copano. However, because of the inherent differences between the business, operations and prospects of Copano and those of the selected comparable MLPs, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Copano and the selected comparable MLPs that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degrees of operational risk between Copano and the selected MLPs included in the comparable company analysis.

        With respect to Kinder Morgan, Barclays reviewed the public stock market trading statistics for the following MLPs, which Barclays selected because of their generally similar size and asset characteristics as compared to Kinder Morgan. The MLPs selected were:

  •
  Enbridge Energy Partners, L.P.

  •
  Energy Transfer Partners, L.P.

  •
  Enterprise Products Partners L.P.

  •
  ONEOK Partners, L.P.

  •
  Plains All American Pipeline, L.P.

  •
  Williams Partners L.P.

        Using publicly available information, Barclays calculated and analyzed LQA Distribution yields and DCF per Unit yields. DCF per Unit was based on Wall Street Research using Kinder Morgan Research Projections for EBITDA in 2012, 2013 and 2014. The results of the Kinder Morgan comparable company analysis are summarized below:

	Yield Range of Comparable MLPs of Kinder Morgan
	Low	Median	High
LQA Distribution Yield	4.13%	5.47%	7.67%
DCF per Unit Yield:
2012E	5.14%	6.02%	7.32%
2013E	5.23%	6.70%	7.84%
2014E	5.64%	7.40%	8.51%

        Barclays selected the comparable MLPs listed above because their business and operating profiles are reasonably similar to that of Kinder Morgan. However, because of the inherent differences between the business, operations and prospects of Kinder Morgan and those of the selected comparable MLPs, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Kinder Morgan and the selected comparable MLPs that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degrees of operational risk between Kinder Morgan and the selected MLPs included in the comparable company analysis.

        Based upon Barclays' judgments, Barclays' comparable company analysis yielded implied exchange ratios ranging from 0.2800 to 0.5241 Kinder Morgan common units per Copano common unit. Barclays noted that the exchange ratio to be offered to holders of Copano common units of 0.4563 Kinder Morgan common units per Copano common unit falls within the implied exchange ratio range as calculated in Barclays' comparable company analysis.

Analysis of Equity Research Analyst Price Targets

        Barclays evaluated the publicly available price targets of Copano common units and Kinder Morgan common units published by independent equity research analysts associated with various Wall Street firms, which is referred to as Wall Street Research. Barclays used these research analyst price targets to calculate implied equity value per unit ranges for each of the Copano common units and the Kinder Morgan common units. Barclays' analysis of equity research analyst price targets yielded implied exchange ratios ranging from 0.3061 to 0.4940 Kinder Morgan common units per Copano common unit. Barclays noted that the exchange ratio to be offered to holders of Copano common units of 0.4563 Kinder Morgan common units per Copano common unit falls within the implied exchange ratio as calculated by Barclays' analysis of equity research price targets.

Comparable Transactions Analysis

        With respect to the comparable transactions analysis for Copano, Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions, referred to as the Selected Transactions, that Barclays deemed relevant based on its experience with merger and acquisition transactions involving MLPs. The Selected Transactions consist of every MLP merger and acquisition transaction announced since October 1997 in which all of the issued and publicly held outstanding units of the target MLP were exchanged for units of the acquiring MLP:

  •
  Duncan Energy Partners L.P. / Enterprise Products Partners L.P. (April 2011)

  •
  TEPPCO Partners, L.P. / Enterprise Products Partners L.P. (June 2009)

  •
  Pacific Energy Partners, L.P. / Plains All American Pipeline, L.P. (June 2006)

  •
  Kaneb Pipe Line Partners, L.P. / Valero L.P. (November 2004)

  •
  Gulfterra Energy Partners, L.P. / Enterprise Products Partners L.P. (December 2003)

  •
  Santa Fe Pacific Pipeline Partners, L.P. / Kinder Morgan Energy Partners, L.P. (October 1997)

        Using publicly available information, Barclays calculated and analyzed enterprise multiples of last twelve month, referred to as LTM, EBITDA and equity value multiples of LTM DCF for the Selected Transactions. The results of the comparable transaction analysis are summarized below:

Multiple Range of Comparable Transactions of Copano
	Low	Median	High
Enterprise Value as a Multiple of LTM EBITDA	11.0x	14.4x	19.8x
Equity Value as a Multiple of LTM DCF	9.7x	18.7x	19.4x

        The reasons for and the circumstances surrounding each of the Selected Transactions were diverse, and there are inherent differences between the businesses, operations, financial conditions and prospects of Copano and the MLPs included in the comparable transaction analysis. Accordingly, Barclays believed that a purely quantitative comparable transaction analysis would not be particularly meaningful in the context of considering the merger. Barclays therefore made qualitative judgments concerning differences between the characteristics of the Selected Transactions and the merger which would affect the acquisition values of the selected target MLPs and Copano. Based upon these judgments, Barclays' comparable transactions analysis yielded an equity value range for Copano of $26.39 to $36.83 per Copano common unit. Barclays noted that the implied value per Copano common unit in the merger, based on Kinder Morgan common unit's closing price of $89.67 on January 28, 2013 and the exchange ratio of 0.4563, was $40.92 per Copano common unit.

Historical Exchange Ratio Analysis

        To provide background information and perspective with respect to the historical unit prices of Copano common units and Kinder Morgan common units, Barclays reviewed the daily historical closing unit prices of the Copano common units and the Kinder Morgan common units for the period from January 30, 2012 to January 28, 2013. Barclays analyzed the ratio of the daily closing common unit price for Copano to the corresponding closing common unit price of Kinder Morgan over the one year period. In addition, Barclays reviewed the implied relative exchange ratio of the closing common unit price for Copano and closing common unit price of Kinder Morgan based on 5-day, 10-day, 30-day, 60-day, 90-day and one-year averages, respectively, as of January 28, 2013. This analysis implied relative exchange ratios ranging from 0.3768 to 0.3850 Kinder Morgan common units per Copano common unit which Barclays noted was below the exchange ratio to be offered to holders of Copano common units of 0.4563 Kinder Morgan common units per Copano common unit.

Premiums Analysis

        Barclays reviewed the Selected Transactions to calculate the amount of the premiums paid by the acquirers to the acquired MLPs' unitholders. For each of the Selected Transactions, Barclays calculated the premiums paid by the acquirer by comparing the per unit purchase price in each transaction to the historical unit price of the acquired MLP as of 1-day, 30-days, and 60-days prior to the announcement date. Barclays compared the premiums paid in the Selected Transactions to the premium levels in the merger based on closing prices as of January 28, 2013. The table below sets forth the summary results of the analysis:

	Percentage Premium / (Discount) to the Closing Price Prior to Transaction Announcement
	1-Day	30-Days	60-Days
Selected MLP merger transactions:
Mean	18.6%	22.4%	26.2%
Median	16.2%	17.8%	30.2%
High	36.1%	40.3%	42.9%
Low	2.2%	5.8%	2.8%
Implied premium based on the Exchange Ratio as of January 28, 2013 close	22.4%	38.4%	34.2%

Pro Forma Merger Consequences Analysis

        Barclays reviewed and analyzed the pro forma impact of the merger on projected LP Distributions and GP Distributions of the combined organization for each of 2013, 2014, 2015 and 2016 using (a) the Copano Case I Projections and the Kinder Morgan Projections, collectively referred to as the Case I Pro Forma Merger Analysis, (b) the Copano Case II Projections and the Kinder Morgan Projections, collectively referred to as the Case II Pro Forma Merger Analysis, and (c) the consensus Copano Research Projections and Kinder Morgan Research Projections for 2013 and 2014, collectively referred to as the Consensus Case Pro Forma Merger Analysis, respectively. Per Kinder Morgan GP's management, Barclays assumed that Kinder Morgan GP will forego incentive distributions from Kinder Morgan, which is referred to as the GP Giveback, in the amount of $120 million in each of 2014 and 2015 and $110 million in 2016. Barclays assumed a GP Giveback of $120 million in 2013 given that the analysis was performed on a full year 2013 basis; however, per Kinder Morgan GP's management, the 2013 GP Giveback will be dependent on the time of close. With respect to the Case I Pro Forma Merger Analysis, Barclays noted that pro forma LP Distribution would be break even to Kinder Morgan standalone LP Distributions for each of 2013, 2014, 2015 and 2016. In addition, Barclays noted that pro forma GP Distributions would be accretive to Kinder Morgan GP standalone GP Distributions in each of 2013, 2014, 2015 and 2016, respectively. With respect to the Case II Pro Forma Merger Analysis, Barclays noted that pro forma LP Distributions would be break even to Kinder Morgan standalone distributions for each of 2013 and 2014, respectively, and would be accretive to Kinder Morgan standalone LP Distributions in each of 2015 and 2016, respectively. In addition, Barclays noted that pro forma GP Distributions would be accretive to Kinder Morgan GP standalone GP Distributions in each of 2013, 2014, 2015 and 2016, respectively. With respect to the Consensus Case Pro Forma Merger Analysis, Barclays noted that pro forma distributions would be break even to Kinder Morgan standalone LP Distributions in each of 2013 and 2014 and that pro forma GP Distributions would be accretive to Kinder Morgan GP standalone GP Distributions in each of 2013 and 2014.

        Barclays noted that the pro forma LP Distributions per unit would be dilutive for holders of Copano common units on a standalone basis in each of 2013, 2014, 2015 and 2016, respectively, under both the Case I Pro Forma Merger Analysis and the Case II Pro Forma Merger Analysis. Barclays also noted that for the Consensus Case Pro Forma Merger Analysis, pro forma LP Distributions per unit would be accretive for holders of Copano common units in 2013 and dilutive for holders of Copano common units in 2014, respectively.

        Barclays also calculated the cumulative annual rate of return, referred to as the IRR, for holders of Copano common units implied by the pro forma analysis under each of the pro forma merger analyses performed. The IRR was calculated by utilizing the results of the pro forma analysis on a per unit basis and utilizing the Kinder Morgan common units LQA Distribution yield as of January 28, 2013. These pro forma implied IRRs for holders of Copano common units were compared to the standalone implied IRR per Copano common unit based upon the Copano Case I Projections, the Copano Case II Projections and the Copano Research Projections and the standalone LQA Distribution yield per Copano common unit as of January 28, 2013. Barclays noted that the pro forma IRRs calculated for holders of Copano common units in the Case I Pro Forma Merger Analysis were greater than the standalone implied IRRs in each of 2013, 2014, 2015 and 2016, respectively. Barclays also noted that the pro forma IRRs calculated for holders of Copano common units in the Case II Pro Forma Merger Analysis were greater than the standalone implied IRRs in 2013 and 2014, respectively, the same as the standalone implied IRR in 2015 and less than the standalone implied IRR in 2016. Barclays also noted that the pro form IRRs calculated in the Consensus Case Pro Forma Merger Analysis were greater than the standalone implied IRRs in each of 2013 and 2014, respectively.

        Barclays also performed a sensitivity analysis to the pro forma impact on projected LP Distributions and GP Distributions assuming different amounts of synergies in the merger. The synergies range evaluated was $0 per year, $25 million per year (which is the assumption throughout the pro forma analysis described previously) and $50 million per year. In regards to the pro forma distributions, assuming $50 million per year of synergies, Case I Pro Forma Merger Analysis and Case II Pro Forma Merger Analysis are both accretive to Kinder Morgan standalone LP Distributions in each of 2013, 2014, 2015, Case I Pro Forma Merger Analysis is break even in 2016 and Case II Pro Forma Merger Analysis is accretive in 2016. The Consensus Case Pro Forma Merger Analysis is break even to standalone LP Distributions in each of 2013 and 2014, respectively. In regards to GP Distributions, all cases are accretive to GP Distributions by Kinder Morgan GP in each of 2013 and 2014, and Case I Pro Forma Merger Analysis and Case II Pro Forma Merger Analysis are accretive in each of 2015 and 2016, respectively, assuming $0 per year, $25 million per year and $50 million per year of synergies.

General

        Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Copano's board of directors selected Barclays because of its familiarity with Copano and the MLPs that were approached as potential acquirers, and because of Barclays' qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, knowledge of the industries in which Copano and Kinder Morgan operate, as well as substantial experience in transactions comparable to the merger.

        Barclays is acting as financial advisor to Copano in connection with the merger. As compensation for its services in connection with the merger, Copano will pay Barclays a fee of approximately $16.9 million upon completion of the merger, which is referred to as the success fee. Copano paid Barclays, upon delivery of the opinion by Barclays, a fee of $1 million, which is creditable against the success fee. In addition, Copano has agreed to reimburse Barclays for a portion of its reasonable expenses incurred in connection with the merger and to indemnify Barclays for certain liabilities that may arise out of its engagement by Copano and the rendering of Barclays' opinion. Barclays has performed various investment banking and financial services for Copano, KMI and their affiliates in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the past two years, Barclays has performed the following investment banking and financial services for Copano and its affiliates, for which Barclays received approximately $2.2 million in the aggregate in compensation: (i) in October 2012, Barclays acted as joint bookrunner on Copano's 6.5 million common units offering; (ii) in January 2012, Barclays acted as joint bookrunner on Copano's 5.8 million common units offering and (iii) Barclays is currently a lender in Copano's $700 million revolving credit facility. In addition, Barclays has performed the following investment banking and financial services for KMI and its affiliates, for which Barclays received approximately $114 million in the aggregate in compensation: (i) in December 2012, Barclays acted as sole bookrunner on Kinder Morgan's 4.5 million common units offering; (ii) in November 2012, Barclays acted as financial advisor to Kinder Morgan on the $3,300 million divestiture of Kinder Morgan Interstate Gas Transmission, Trailblazer Pipeline Company, the Casper-Douglas natural gas processing and West Frenchie Draw treating facilities and 50% of Rockies Express Pipeline; (iii) in October 2012, Barclays acted as sole bookrunner on KMI's 69.3 million share offering; (iv) in September 2012, Barclays acted as joint bookrunner on El Paso Pipeline Partners, L.P.'s 8.2 million common units offering; (v) in August 2012, Barclays acted as joint bookrunner on KMI's 66.7 million share offering; (vi) in August 2012, Barclays acted as joint bookrunner on Kinder Morgan Management's 10.1 million share offering; (vii) in August 2012, Barclays acted as financial advisor to KMI on the $6,220 million divestiture of 100% of Tennessee Gas Pipeline and 50% of El Paso Natural Gas pipeline to Kinder Morgan; (viii) in June 2012, Barclays acted as sole bookrunner on KMI's 63.0 million share offering; (ix) in May 2012, Barclays acted as financial advisor to KMI on the $7,150 million divestiture of El Paso's exploration and production business; (x) in May 2012, Barclays acted as financial advisor to KMI on the $37,800 million acquisition of El Paso; (xi) in February 2012, Barclays acted as joint bookrunner on Ruby Pipeline LLC's $1,075 million private placement of senior notes; (xii) in August 2011, Barclays acted as joint bookrunner on Kinder Morgan's $750 million notes offering; (xiii) in June 2011, Barclays acted as joint bookrunner on Kinder Morgan's 6.7 million common units offering; (xiv) in May 2011, Barclays acted as joint bookrunner on El Paso Pipeline Partners, L.P.'s 14.0 million common units offering; (xv) in March 2011, Barclays acted as joint bookrunner on El Paso Pipeline Partners, L.P.'s 13.8 million common units offering; (xvi) in February 2011, Barclays acted as joint bookrunner on KMI's 109.8 million share initial public offering; (xvii) Barclays is currently a lender in KMI's $5,000 million term loan; (xviii) Barclays is currently a lender in KMI's $1,750 million revolving credit facility; (xix) Barclays is currently a lender in Kinder Morgan's $2,200 million revolving credit facility; (xx) Barclays is currently a lender in El Paso Pipeline Partners, L.P.'s $1,000 million revolving credit facility and (xxi) Barclays is currently the repurchase agent on KMI's $250 million warrant repurchase program. Of the approximately $114 million of compensation referred to above, approximately $59 million related to secondary offerings of KMI shares, for which the selling stockholders selected the underwriters and paid their compensation.

        Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Copano and KMI and their respective affiliates for Barclays' own account and for the accounts of Barclays' customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Jefferies Fairness Opinion

        In connection with Kinder Morgan's merger proposal to Copano, the Copano board of directors retained Jefferies to provide Copano with financial advisory services and render an opinion as to the fairness, from a financial point of view, of the consideration to be paid to holders of Copano's common units (or the exchange ratio, in the case of a share-for-share transaction) in a possible sale or other business transaction or series of transactions involving the acquisition of a third party of all or a majority of Copano's and its subsidiary's equity or assets. At the meeting of the Copano board of directors on January 29, 2013, Jefferies rendered its oral opinion (subsequently confirmed in writing) to the Copano board of directors to the effect that, as of January 29, 2013, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth in its opinion, the conversion of each outstanding common unit of Copano (including any common units held as a result of the conversion of any preferred units of Copano), other than common units owned by Copano, Kinder Morgan or Merger Sub, all of which will be canceled, into the right to receive 0.4563 common units of Kinder Morgan, which is referred to as the merger consideration, to be received by the holders of Copano common units pursuant to the merger agreement was fair, from a financial point of view, to such holders (other than Kinder Morgan, KMI, Merger Sub and their respective affiliates).

        The full text of Jefferies' written opinion, dated as of January 29, 2013, is attached to this proxy statement/prospectus as Annex D. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. Copano encourages its common unitholders to read the opinion carefully and in its entirety. Jefferies' opinion is directed to the Copano board of directors and addresses only the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to be received by the Copano common unitholders in the merger. It does not address any other aspects of the merger and does not constitute a recommendation as to how any Copano common unitholder should vote on the merger or any matter relating thereto. The summary of the opinion of Jefferies set forth below is qualified in its entirety by reference to the full text of the opinion.

        Except as otherwise expressly provided in Jefferies' engagement letter with Copano, Jefferies' opinion may not be used or referred to by Copano, or quoted or disclosed to any person in any matter, without Jefferies' prior written consent. Jefferies has expressly consented to the inclusion of its opinion in this proxy statement/prospectus.

        In arriving at its opinion, Jefferies, among other things:

  •
  reviewed a draft dated January 28, 2013 of the merger agreement;

  •
  reviewed certain publicly available financial and other information about Copano;

  •
  reviewed certain information furnished to Jefferies by Copano's management, including the financial forecasts and analyses comprising the Copano Case II Projections, relating to the business, operations and prospects of Copano;

  •
  held discussions with members of senior management of Copano concerning the matters described in the prior two bullet points;

  •
  reviewed the unit trading price history and valuation multiples for the Copano common units and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

  •
  compared the proposed financial terms of the merger with the financial terms of certain other transactions that Jefferies deemed relevant;

  •
  considered the potential pro forma financial impact of the merger; and

  •
  conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

        In Jefferies' review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Copano to Jefferies or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of the management of Copano that it was not aware of any facts or circumstances that would make such information supplied by Copano inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, Copano. Jefferies was not furnished with any such evaluations or appraisals of such physical inspections, and did not assume any responsibility to obtain any such evaluations or appraisals.

        With respect to the financial forecasts provided to and examined by Jefferies, Jefferies' opinion noted that projecting future results of any company is inherently subject to uncertainty. Copano informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of the management of Copano as to the future financial performance of Copano. Jefferies expressed no opinion as to Copano's financial forecasts or the assumptions on which they were made.

        Jefferies' opinion was based on economic, monetary, regulatory, market and other conditions that existed and could be evaluated as of the date of its opinion. Jefferies has not undertaken to reaffirm or revise its opinion or otherwise comment on events occurring after the date of its opinion and expressly disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies' opinion of which Jefferies became aware after the date of its opinion.

        Jefferies made no independent investigation of any legal or accounting matters affecting Copano, and Jefferies assumed no responsibility for any legal and accounting advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the merger agreement to Copano and the Copano common unitholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the transaction to Copano, Kinder Morgan, Kinder Morgan GP, Merger Sub or any holder of Copano common units. In rendering its opinion, Jefferies assumed that the final form of the merger agreement would be substantially similar to the last draft reviewed by Jefferies. Jefferies also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition would be imposed that would have a material adverse effect on Copano, Kinder Morgan or the consummation, or the contemplated benefits of, the merger.

        In addition, Jefferies was not requested to and did not provide advice concerning the structure, the specific amount of merger consideration, or any other aspects of the merger, or to provide services other than the delivery of its opinion. Jefferies was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of Copano or any other alternative transaction. Jefferies did not participate in negotiations with respect to the terms of the merger and related transactions, and did not express an opinion as to whether any alternative transaction might result in consideration more favorable to the Copano common unitholders than that contemplated by the merger agreement.

        Jefferies' opinion was for the use and benefit of the Copano board of directors in its consideration of the merger, and Jefferies' opinion did not address the relative merits of the transactions contemplated by the merger agreement as compared to any alternative transaction or opportunity that might be available to Copano, nor did it address the underlying business decision by Copano to engage in the merger or the terms of the merger agreement or the documents referred to therein. Jefferies' opinion does not constitute a recommendation as to how any holder of Copano common units should vote on the merger or any matter related thereto. In addition, Copano did not ask Jefferies to address, and Jefferies' opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Copano, other than the Copano common unitholders. Jefferies expressed no opinion as to the price at which Copano common units will trade at any time. Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of Copano's officers, directors or employees, or any class of such persons, in connection with the merger, relative to the merger consideration to be received by the Copano common unitholders. Jefferies' opinion was authorized by the Fairness Committee of Jefferies.

        In preparing its opinion, Jefferies performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Jefferies believes that its analyses must be considered as a whole. Considering any portion of Jefferies' analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies' opinion. In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Jefferies' view of Copano's actual value. Accordingly, the conclusions reached by Jefferies are based on all analyses and factors taken as a whole and also on the application of Jefferies' own experience and judgment.

        In performing its analyses, Jefferies made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond Copano's and Jefferies' control. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the per unit value of Copano common units do not purport to be appraisals or to reflect the prices at which Copano common units may actually be sold. The analyses performed were prepared solely as part of Jefferies' analysis of the fairness, from a financial point of view, of the merger consideration pursuant to the merger agreement to be received by the Copano common unitholders, and were provided to the Copano board of directors in connection with the delivery of Jefferies' opinion.

        The following is a summary of the material financial and comparative analyses performed by Jefferies in connection with Jefferies' delivery of its opinion to the Copano board of directors on January 29, 2013. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies' financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative descriptions of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies' financial analyses.

Transaction Overview

        Based upon the proposed exchange ratio of 0.4563 of a Kinder Morgan common unit for one Copano common unit and the closing price of $89.00 per Kinder Morgan common unit on the NYSE on January 25, 2013, Jefferies noted that the implied value of the merger consideration pursuant to the merger agreement was approximately $40.61 per Copano common unit (calculated by multiplying the $89.00 closing price by the 0.4563 exchange ratio).

Selected Public Companies Analysis

  Copano

        Jefferies considered certain financial data for Copano and selected master limited partnerships with publicly traded equity securities which Jefferies deemed relevant. These partnerships, which are referred to as Copano Selected Public Companies, were selected because they were deemed to be similar to Copano in one or more respects, including the nature of their business, size, diversification and financial performance. No specific numeric or other similar criteria were used to select the Copano Selected Public Companies and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a significantly larger or smaller partnership with substantially similar lines of business and business focus may have been included while a similarly sized partnership with less similar lines of business and greater diversification may have been excluded. Jefferies identified a number of partnerships for purposes of its analysis but may not have included all partnerships that might be deemed comparable to Copano.

        The financial data reviewed for Copano included:

  •
  Current declared quarterly distribution per unit divided by current closing unit price, which is referred to as Current LP Yield;

  •
  2013E distribution per unit divided by current closing unit price, which is referred to as 2013E Yield; and

  •
  2014E distribution per unit divided by current closing unit price, which is referred to as 2014E Yield.

        The Copano Selected Public Companies were:

  •
  Access Midstream Partners, L.P.

  •
  Atlas Pipeline Partners, L.P.

  •
  Crestwood Midstream Partners LP

  •
  Crosstex Energy, L.P.

  •
  DCP Midstream Partners, LP

  •
  MarkWest Energy Partners, L.P.

  •
  Penn Virginia Resource Partners, L.P.

  •
  Regency Energy Partners LP

  •
  Targa Resources Partners LP

  •
  Western Gas Partners, LP

        The selected public companies analysis for Copano utilizing the Copano Selected Public Companies indicated the following high, low, mean and median multiples of the financial data reviewed for the Copano Selected Public Companies as of January 25, 2013:

Copano Selected Public Companies Analysis

Benchmark	High	Low	Mean	Median	Implied Yield Range for Copano
Current LP Yield	8.4%	4.1%	6.7%	6.9%	6.25% - 7.25%
2013E Yield	8.9%	4.5%	7.1%	7.4%	6.75% - 7.75%
2014E Yield	9.3%	5.1%	7.8%	8.1%	7.50% - 8.50%

  Kinder Morgan

        Jefferies also considered certain financial data for Kinder Morgan and selected master limited partnerships with publicly traded equity securities Jefferies deemed relevant. These partnerships, which are referred to as the Kinder Morgan Selected Public Companies, were selected because they were deemed to be similar to Kinder Morgan in one or more respects, including the nature of their business, size, diversification and financial performance. No specific numeric or other similar criteria were used to select the Kinder Morgan Selected Public Companies and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a significantly larger or smaller partnership with substantially similar lines of business and business focus may have been included while a similarly sized partnership with less similar lines of business and greater diversification may have been excluded. Jefferies identified a number of partnerships for purposes of its analysis but may not have included all partnerships that might be deemed comparable to Kinder Morgan.

        The financial data reviewed for Kinder Morgan included:

  •
  Current LP Yield;

  •
  2013E Yield; and

  •
  2014E Yield.

        The Kinder Morgan Selected Public Companies were:

  •
  Enbridge Energy Partners, L.P.

  •
  Energy Transfer Partners, L.P.

  •
  Enterprise Products Partners, L.P.

  •
  ONEOK Partners, L.P.

  •
  Plains All American Pipeline, L.P.

  •
  Williams Partners L.P.

        The selected public companies analysis for Kinder Morgan utilizing the Kinder Morgan Selected Public Companies indicated the following high, low, mean and median multiples of the financial data reviewed for the Kinder Morgan Selected Public Companies as of January 25, 2013:

Kinder Morgan Selected Public Companies Analysis

Benchmark	High	Low	Mean	Median	Implied Yield Range for Kinder Morgan
Current LP Yield	7.7%	4.4%	5.9%	5.7%	5.50% - 6.50%
2013E Yield	7.9%	4.5%	6.1%	6.0%	5.75% - 6.75%
2014E Yield	8.2%	5.0%	6.5%	6.5%	6.00% - 7.00%

  Analysis Performed

        Jefferies applied multiple yield ranges based on the selected public companies analysis to corresponding financial data for Copano (based on management forecasts and other publicly available data) and Kinder Morgan (based on market research provided by Wells Fargo and other publicly available data) to calculate an implied exchange ratio reference range. The selected public companies analysis indicated a range of implied values per Copano common unit and Kinder Morgan common unit, which in turn indicated an implied exchange ratio reference range of 0.338 to 0.466 of a Kinder Morgan common unit per Copano common unit, as compared to the merger exchange ratio of 0.4563 of a Kinder Morgan common unit per Copano common unit.

        None of the Copano Selected Public Companies utilized in the selected public companies analysis is identical to Copano, and none of the Kinder Morgan Selected Public Companies utilized in the selected public companies analysis is identical to Kinder Morgan. In evaluating the selected public companies that would comprise the Copano Selected Public Companies and the Kinder Morgan Selected Public Companies, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Copano's and Jefferies' control. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using comparable company data.

Selected Precedent Transactions Analysis

        Using publicly available information, Jefferies examined the following eight precedent transactions, which consisted of certain domestic midstream energy transactions announced since June 1, 2007, with a transaction value between $300 million and $3 billion, and which are referred to as the Selected Comparable Transactions. Given the nature and size of the Selected Comparable Transactions, Jefferies believed that they were comparable to the merger. Similar precedent transactions that involved related parties or non-domestic targets were not included for purposes of this analysis. Jefferies identified a sufficient number of transactions for the purposes of its analysis, but may not have included all transactions that might be deemed to be comparable to the proposed transaction.

        The following table sets forth the Selected Comparable Transactions considered and their respective dates of announcement:

Date	Buyer	Seller	Asset
12/11/2012	Access Midstream Partners, L.P.	Chesapeake Energy Corporation	Substantial majority of Chesapeake Midstream Development
11/15/2012	Targa Resources Partners LP	Saddle Butte Pipeline, LLC	Bakken oil pipeline/terminal system and natural gas gathering/processing
11/08/2012	NuStar Energy L.P.	TexStar Midstream Services, LP	Crude oil assets in the Eagle Ford Shale
05/21/2012	NGL Energy Partners LP	High Sierra Energy, LP	100% interest in High Sierra Energy LP and High Sierra Energy GP, LLC
04/10/2012	Penn Virginia Resource Partners, L.P.	Chief E&D Holdings LP	Chief Gathering; assets include 6 gathering systems in the Marcellus
03/19/2012	Williams Partners L.P.	Caiman Energy, LLC	Caiman Eastern Midstream LLC
07/28/2010	Enbridge Energy Partners, L.P.	Atlas Pipeline Partners, L.P.	Elk City gathering and processing system
06/03/2007	Atlas Pipeline Partners, L.P.	Anadarko Petroleum Corporation	Chaney Dell and Midkiff / Benedum systems

        Using information provided by the management of Copano and publicly available financial information for each of these transactions, Jefferies analyzed transaction multiples for Copano and the Selected Comparable Transactions. In its analysis, Jefferies derived and compared multiples for Copano and the Selected Comparable Transactions, calculated and referred to as follows:

  •
  the transaction value divided by next twelve months, or NTM, projected EBITDA immediately following the announcement of the transaction, which is referred to as Transaction Value / NTM EBITDA.

This selected precedent transactions analysis indicated the following:

Selected Comparable Transactions Multiples

Multiple Description	High	Low	Mean	Median
Transaction Value / NTM EBITDA	16.3	6.8x	12.0x	13.1x

        Using a reference range of 12.0x to 14.0x of Copano's NTM projected EBITDA, and based on Copano's NTM projected EBITDA of $360.7 million, Jefferies determined an implied enterprise value for Copano, then subtracted net indebtedness to determine an implied equity value. Based on the number of fully diluted units outstanding, this analysis indicated a range of implied values per Copano common unit of $36.60 to $44.16, as compared to the implied values per Kinder Morgan common unit of $78.52 to $92.17 per unit, based on Jefferies' projected 2013 selected public companies analysis. The selected precedent transactions analysis indicated an implied exchange ratio reference range of 0.397 to 0.562 of a Kinder Morgan common unit per Copano common unit, as compared to the merger exchange ratio of 0.4563 of a Kinder Morgan common unit per Copano common unit.

        None of the Selected Comparable Transactions utilized as a comparison in the selected transaction analysis is identical to the merger. In evaluating the merger and Selected Comparable Transactions, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond Copano's and Jefferies' control. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using selected transaction data.

Discounted Cash Flow Analysis

        Jefferies performed a discounted cash flow analysis by calculating the net present value of Copano's levered free cash flows through the fiscal year ending December 31, 2016, based on management forecasts provided by Copano, and the net present value of Kinder Morgan's levered free cash flows through the fiscal year ending December 31, 2016, based on market research provided by Wells Fargo. In performing this analysis, Jefferies applied (i) discount rates ranging from 7.50% to 8.50% to the projected cash flows from Copano and 8.50% to 9.50% to the projected cash flows from Kinder Morgan, based on the estimated weighted average cost of capital; and (ii) terminal value yield ranges of 8.25% to 9.25% to the projected cash flows from Copano and 5.50% to 6.50% to the projected cash flows from Kinder Morgan, based on the trading metrics of similar companies.

        The discounted cash flow analysis indicated implied unit prices of $44.56 to $49.83 per Copano common unit and $86.09 to $101.14 per Kinder Morgan common unit, which in turn indicated an implied exchange ratio reference range of 0.441 to 0.579 of a Kinder Morgan common unit per Copano common unit, as compared to the merger exchange ratio of 0.4563 of a Kinder Morgan common unit per Copano common unit.

Historical Exchange Ratio Analysis

        Based on the closing prices for Copano common units on the NASDAQ Global Select Market and Kinder Morgan common units on the NYSE, and using the various time periods set forth below ending on January 25, 2013, Jefferies calculated a range of implied historical exchange ratios by dividing the average daily closing price per Copano common unit by the average daily closing price per Kinder Morgan common unit. This analysis indicated that during the three years prior to January 25, 2013, the exchange ratio ranged from 0.324 to 0.492 of a Kinder Morgan common unit per Copano common unit, as compared to the merger exchange ratio of 0.4563. This analysis also indicated the following historical average trading price exchange ratios:

	Average Copano Unit Price	Average Kinder Morgan Unit Price	Average Exchange Ratio	Current Trading Price Ratio as Premium/(Discount) to Prior Period
As of January 25, 2013	$33.42	$89.00	0.376x
10% Premium	36.76	89.00	0.413x
20% Premium	40.10	89.00	0.451x
30% Premium	43.45	89.00	0.488x
30-day average	32.84	85.48	0.385x	(2.3)%
60-day average	31.80	82.64	0.385x	(2.5)%
90-day average	31.49	82.22	0.383x	(2.0)%
Last 12 months	31.82	82.65	0.385x	(2.3)%
2-year average	32.56	78.27	0.418x	(10.2)%
3-year average	30.73	74.59	0.413x	(9.0)%

Premiums Paid Analysis

        Using publicly available information and certain other database information available to Jefferies, Jefferies examined the following four precedent transactions, which consisted of non-affiliated master limited partnership mergers (the "Selected MLP Merger Transactions").

        The following table sets forth the Selected MLP Merger Transactions considered and their respective dates of announcement:

Date	Buyer	Seller
06/29/2009	Enterprise Products Partners L.P.	TEPPCO Partners, L.P.
06/12/2006	Plains All American Pipeline, L.P.	Pacific Energy Partners, L.P.
10/31/2004	Valero L.P.	Kaneb Pipe Line Partners, L.P. / Kaneb Services LLC
12/15/2003	Enterprise Products Partners L.P.	GulfTerra Energy Partners, L.P.

        For each of the Selected MLP Merger Transactions, Jefferies calculated the premium represented by the offer price or merger consideration over the target company's closing unit price one trading day, 30 trading days and 60 trading days prior to the transaction's announcement. This analysis indicated the following premiums for those time periods prior to announcement:

Time Period Prior to Announcement	High	75% Percentile Premium	25% Percentile Premium	Low
1 trading day	20.7%	13.1%	7.5%	2.2%
30 trading days	21.6%	17.1%	10.0%	5.8%
60 trading days	34.2%	29.7%	11.8%	2.8%

        Using a reference range of the 25th percentile to the 75th percentile premiums for each time period listed above, Jefferies performed a premiums paid analysis using the closing prices of Copano common units one trading day, 30 trading days and 60 trading days prior to January 25, 2013.

        Applying a "one trading day prior" premium reference range of 7.5% and 13.1% to Copano's closing price of $33.23 on January 24, 2013, this analysis indicated a range of implied values per Copano common unit of approximately $35.73 to $37.60.

        Applying a "30 trading days prior" premium reference range of 10.0% and 17.1% to Copano's closing price of $30.92 on December 26, 2012, this analysis indicated a range of implied values per Copano common unit of approximately $34.02 to $36.20.

        Applying a "60 trading days prior" premium reference range of 11.8% and 29.7% to Copano's closing price of $30.63 on November 26, 2012, this analysis indicated a range of implied values per Copano common unit of approximately $34.26 to $39.72.

        Based on Jefferies' premiums paid analysis, the implied value per Copano common unit was indicated to be $34.02 to $39.72, as compared to an implied value per Kinder Morgan common unit of $78.52 to $92.17, based on Jefferies' projected 2013 selected public companies analysis. In turn, this indicated an exchange ratio reference range from 0.369 to 0.506 of a Kinder Morgan common unit per Copano common unit, as compared to the merger exchange ratio of 0.4563 of a Kinder Morgan common unit per Copano common unit.

        No Selected MLP Merger Transaction utilized as a comparison in the selected premiums paid analysis is identical to the merger.

General

        Jefferies' opinion was one of many factors taken into consideration by the Copano board of directors in making its determination to approve the merger and should not be considered determinative of the views of the Copano board of directors or management with respect to the merger or the merger consideration to be paid to the Copano common unitholders in the merger.

        Jefferies was selected by the Copano board of directors based on Jefferies' qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

        Copano has agreed to pay Jefferies a fee of $2.0 million, which fee was paid upon delivery of Jefferies' opinion. Jefferies also will be reimbursed by Copano for expenses incurred. Copano has also agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered and to be rendered by Jefferies under such engagement. Jefferies maintains a market in Copano securities, and in the ordinary course of Jefferies' business, Jefferies and its affiliates may trade or hold securities of Copano or Kinder Morgan and/or their respective affiliates for Jefferies' own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies may seek to, in the future, provide financial advisory and financing services to Copano, Kinder Morgan or entities that are affiliated with Copano or Kinder Morgan, for which Jefferies would expect to receive compensation. Except as otherwise expressly provided in its engagement letter with Copano, Jefferies' opinion may not be used or referred to by Copano, or quoted or disclosed to any person in any matter, without Jefferies' prior consent.

Copano Projected Financial Information

        Copano does not, as a matter of course, generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations other than providing, from time to time, certain earnings guidance in its regular press releases and other investor materials. In connection with the evaluation of a possible transaction, Copano's management prepared certain nonpublic financial projections that were not intended for public disclosure; a summary of that information is provided below. These financial projections were prepared solely for purposes of evaluating a potential strategic transaction, and so were not prepared in the same manner as the financial guidance that Copano prepares for public disclosure.

        Copano unitholders are cautioned not to place undue reliance on the financial projections. The financial projections are not being included in this proxy statement/prospectus for the purpose of influencing your decision whether to vote for the adoption of the merger agreement and should not be regarded as an indication that any of Copano, Kinder Morgan or their respective affiliates, advisors, officers, directors, partners or representatives or any recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, and the projected financial information should not be relied on as such. None of Copano, Kinder Morgan or their respective affiliates, advisors, officers, employees, directors or representatives can give you any assurance that actual results will not differ from the projected results, and none undertakes any obligation to update or otherwise revise or reconcile these internal financial projections to reflect circumstances existing, or changes in assumptions or outlook occurring, after the date the internal financial projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Copano does not intend to update or otherwise revise the projected financial information. None of Copano or its affiliates, advisors, officers, employees, directors or representatives has made or makes any representation to any unitholder or other person (including to Kinder Morgan) regarding Copano's ultimate performance compared to the information contained in these internal financial projections or that projected results will be achieved.

        The following tables present summaries of financial projections under the two scenarios of expected future growth and margins prepared by Copano's management as of November 2012 for the fiscal years ending 2013 through 2016: (a) a scenario prepared by Copano's management assuming low growth and relatively constant margins, referred to as the Copano Case I Projections, and (b) a scenario prepared by Copano's management assuming higher growth and escalating margins, referred to as the Copano Case II Projections.

  Copano Case I Projections

	Year Ended December 31,
	2013E	2014E	2015E	2016E
	(dollars in thousands)
Net Income	$134,493	$159,713	$181,917	$199,072
Adjusted EBITDA	348,456	397,376	423,863	449,450
Total Distributable Cash Flow to Common Units	238,929	292,577	313,965	335,666

  Copano Case II Projections

	Year Ended December 31,
	2013E	2014E	2015E	2016E
	(dollars in thousands)
Net Income	$142,680	$182,141	$238,038	$315,497
Adjusted EBITDA	360,736	438,468	520,976	617,527
Total Distributable Cash Flow to Common Units	255,398	338,938	408,765	499,347

        Adjusted EBITDA, as prepared by Copano management and presented above, represents EBITDA plus expenses related to the amortization of commodity derivative options, distributions from unconsolidated affiliates, and equity-based compensation expenses; less equity in earnings/(loss) from unconsolidated affiliates; and adjusted to remove the impact of certain other non-cash operating items on EBITDA. EBITDA, Adjusted EBITDA and Total Distributable Cash Flow to Common Units as

presented above, are non-GAAP financial measures. Copano provided this information to Barclays and Jefferies because Copano believed it could be useful in evaluating, on a prospective basis, Copano's potential operating performance and cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Copano may not be comparable to similarly titled amounts used by other companies.

        The financial projections were used by Barclays and Jefferies solely in performing their analyses, and are subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the financial projections reflect numerous estimates and assumptions made by Copano management with respect to industry performance and competition, general business, economic, market and financial conditions, commodity prices, demand for natural gas, natural gas liquids and oil, production growth, capacity utilization and additional matters specific to Copano's business, all of which are difficult to predict and many of which are beyond Copano's control. Other important factors that may affect actual results and cause the projected financial information not to be achieved include, but are not limited to, risks and uncertainties relating to Copano's business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other matters described under the sections entitled "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors." As a result, there can be no assurance that the financial projections contained therein will be realized or that actual results will not be materially different than estimated in the financial projections, and it is likely that actual results will differ. The financial projections cover multiple years and, even to the extent such information may provide guidance as to management's view of possible future performance, such information by its nature becomes less predictive with each successive year. You are urged to review Copano's most recent SEC filings for a description of risk factors with respect to Copano's business. See "Cautionary Statement Regarding Forward-Looking Statements," "Risk Factors" and "Where You Can Find More Information."

        The financial projections were not prepared with a view toward complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections but, in the view of Copano's management, were prepared on a reasonable basis, and based on the assumptions upon which such financial projections are based, reflect the best currently available estimates and judgments of Copano's management. The financial projections were prepared by, and are the responsibility of Copano. Neither Copano's nor Kinder Morgan's independent registered public accounting firm has examined, compiled or performed any procedures with respect to the projected financial data and, accordingly, they do not express an opinion or any other form of assurance with respect thereto. The reports of the independent registered public accounting firms incorporated by reference in this proxy statement/prospectus relate to Copano's and Kinder Morgan's historical financial information. Those reports do not extend to the financial projections and should not be read to do so.

 Kinder Morgan Projected Financial Information

        Kinder Morgan has included below certain information that was furnished to Copano's financial advisors for the purposes of evaluating the proposed merger with Copano.

2013E
(dollars in millions, except per unit amounts)
Distributable cash flow, less general partner's interest(a)	$2,068
Total distributable cash flow per limited partner unit(a)	$5.37
Limited partners' distribution per unit	5.28
Total segment EBDA(a)(b)	$5,444
Total sustaining capital expenditures(c)	339
Total growth capital expenditures(d)	4,537
Equity financing	2,056
Debt financing	2,481
Net debt/EBDA(a)(b)(e)	3.7x

(a)
Distributable cash flow and EBDA are not measures of financial performance under GAAP and should not be construed as alternatives to net income, operating income or other performance measures derived in accordance with GAAP.

(b)
EBDA is defined as segment earnings before all non-cash depreciation, depletion and amortization expenses, including amortization of excess cost of equity investments, referred to as DD&A, and corporate general and administrative expenses. EBDA adds back $86 million for Kinder Morgan's share of DD&A for its joint ventures.

(c)
Includes Kinder Morgan's share of joint venture sustaining capital expenditures.

(d)
Includes Kinder Morgan's share of equity contributions to its joint ventures.

(e)
Net debt consists of debt of Kinder Morgan and its consolidated subsidiaries, excluding fair value adjustments, net of cash.

        In addition, in response to a query from Barclays, management of Kinder Morgan Management estimated Kinder Morgan unitholder distribution growth for the next three to five years to be approximately 6%.

        The foregoing projected financial information was not prepared with a view toward compliance with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles. The projected financial information of Kinder Morgan set forth above was prepared by, and is the responsibility of, Kinder Morgan. Neither Kinder Morgan's independent accountants, PricewaterhouseCoopers LLP, nor any other independent accountants, have compiled, examined or performed any procedures with respect to such projected financial information, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and they disclaim any association with, such projected financial information. The PricewaterhouseCoopers LLP report incorporated by reference into this proxy statement/prospectus relates to Kinder Morgan's historical financial information. It does not extend to the projected financial information and should not be read to do so. The projected financial information is not being included in this proxy statement/prospectus to influence the decision of Copano unitholders on how to vote on any proposal, but because the projected financial information was made available to Barclays, as financial advisor to Copano.

        The projected financial information is based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Kinder Morgan's management. Important factors that may affect actual results and cause the projected financial information not to be achieved include, but are not limited to, risks and uncertainties relating to Kinder Morgan's business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other matters described under the sections entitled "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors." The projected financial information also reflects assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the projected financial information. Accordingly, there can be no assurance that the forecasted results will be realized.

        The inclusion of the projected financial information in this proxy statement/prospectus should not be regarded as an indication that any of Kinder Morgan, Copano or their respective affiliates, advisors, officers, directors, partners or representatives considered the projected financial information to be predictive of actual future events, and the projected financial information should not be relied upon as such. None of Kinder Morgan, Copano or any of their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ from the projected results, and none undertakes any obligation to update or otherwise revise or reconcile the projected financial information to reflect circumstances existing after the date the projected financial information was generated or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error or for any other reason. Kinder Morgan does not intend to make publicly available any update or other revision to the projected financial information. None of Kinder Morgan or its affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any unitholder or other person regarding Kinder Morgan's ultimate performance compared to the information contained in the projected financial information or that projected results will be achieved. Kinder Morgan has made no representation to Copano in the merger agreement or otherwise concerning the projected financial information.

Kinder Morgan's Reasons for the Merger

        Kinder Morgan believes the merger will create sustainable long-term value for its unitholders. Key strategic benefits include the following:

  •
  Complementary Assets:  Copano's assets are complementary to those of Kinder Morgan, as Kinder Morgan is principally a pipeline transportation and storage company, while Copano is primarily a gathering and processing company. The complementary nature of Kinder Morgan's and Copano's assets would broaden Kinder Morgan's midstream service capabilities across the entire Kinder Morgan and Copano footprint.

  •
  Growth and Development Opportunities:  Copano would provide a gathering, processing and fractionation growth platform and an operations team with a track record of delivering growth, which would benefit Kinder Morgan's midstream assets. The merger is also expected to allow Kinder Morgan to pursue incremental development in the Eagle Ford Shale in South Texas, and gain entry into the Barnett Shale Combo in North Texas and the Mississippian Lime and Woodford Shales in Oklahoma.

  •
  Incremental Identified Projects and Investments:  Copano has identified a number of attractive expansion projects and investment opportunities, which the combined organization could take advantage of given Kinder Morgan's access to capital and Copano's experience in executing midstream projects.

  •
  Predominantly Fee-Based Cash Flow:  Copano's natural gas pipeline and processing assets are expected to provide substantial long-term, fee-based cash flows.

  •
  Accretive Impact:  Including the incentive distribution give back from the general partner, the combination of Kinder Morgan and Copano is expected to produce immediate and long-term accretion to cash available to unitholders of Kinder Morgan. To support the proposed merger, Kinder Morgan GP has agreed to forego incentive distributions from Kinder Morgan in the amounts of $120 million in each of 2014 and 2015, $110 million in 2016 and decreasing by $5 million each year thereafter.

  •
  Copano Joint Venture:  As a result of the merger, Kinder Morgan would own 100% of its joint venture with Copano in the Eagle Ford Shale.

        In view of the variety of factors and the quality and amount of information considered, Kinder Morgan did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination but conducted an overall analysis of the transaction. The explanation of the reasoning of Kinder Morgan and certain information presented in this section are forward-looking in nature and, therefore, this section should be read in light of the factors discussed in the section titled "Cautionary Statement Regarding Forward-Looking Statements."

Interests of Directors and Executive Officers of Copano in the Merger

        In considering the recommendation of the Copano board of directors that you vote to adopt the merger agreement, you should be aware that aside from their interests as unitholders of Copano, Copano's directors and executive officers have interests in the merger that are different from, or in addition to, those of other unitholders of Copano generally. The members of the Copano board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the unitholders of Copano that the merger agreement be adopted. See "—Background of the Merger" and "—Recommendation of the Copano Board of Directors and Its Reasons for the Merger." Copano's unitholders should take these interests into account in deciding whether to vote "FOR" the adoption of the merger agreement. These interests are described in more detail below, and certain of them are quantified in the narrative and the table below.

Treatment of Copano Unit Awards

        Under the merger agreement, equity-based awards held by Copano's directors and executive officers as of the effective time will be treated at the effective time as follows:

        Options.    Each Copano option or similar right to purchase Copano common units that was granted under a Copano equity incentive plan and that is outstanding and unexercised immediately prior to the effective time (whether or not then vested or exercisable), as of immediately prior to the effective time, by virtue of the occurrence of the consummation of the merger and without any action on the part of the holder of such Copano option, will be deemed net exercised for that number of whole Copano common units, which shall be deemed issued and outstanding as of immediately prior to the effective time, equal to, rounded down to the nearest whole common unit, (i) the number of Copano common units subject to such Copano option immediately prior to the effective time minus (ii) the number of whole and partial (computed to the nearest four decimal places) Copano common units with a fair market value (as such term is defined in the applicable Copano equity incentive plan) as of immediately prior to the effective time equal to the aggregate exercise price of such Copano option. Each Copano common unit deemed issued and outstanding pursuant to such net exercise will at the effective time be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement.

        Unit Appreciation Rights.    Each Copano unit appreciation right that was granted under a Copano equity incentive plan and that is outstanding and unexercised immediately prior to the effective time (whether or not then vested or exercisable), as of immediately prior to the effective time, by virtue of the occurrence of the consummation of the merger and without any action on the part of the holder of such Copano unit appreciation right, will be deemed net exercised for that number of whole Copano common units, which shall be deemed issued and outstanding as of immediately prior to the effective time, equal to, rounded down to the nearest whole common unit, (i) the number of Copano common units subject to such Copano unit appreciation right immediately prior to the effective time minus (ii) the number of whole and partial (computed to the nearest four decimal places) Copano common units with a fair market value (as such term is defined in the applicable Copano equity incentive plan) as of immediately prior to the effective time equal to the aggregate exercise price of such Copano unit appreciation right. Each Copano common unit deemed issued and outstanding pursuant to such net exercise will at the effective time be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement.

        Phantom Units.    Each phantom Copano common unit that was granted under a Copano equity incentive plan and that is outstanding immediately prior to the effective time, automatically and without any action on the part of the holder of such phantom Copano common unit, will at the effective time vest in full (in the case of performance-based phantom Copano common units, based on a target earned percentage of 100%), the restrictions with respect thereto will lapse, and each Copano common unit deemed to be issued in settlement thereof will be deemed issued and outstanding as of immediately prior to the effective time and at the effective time will be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement. In addition, any tandem distribution rights payable with respect to each phantom Copano common unit that vests in accordance with the merger agreement will at the effective time and without any action on the part of any holder thereof vest in full and become immediately payable in cash.

        Restricted Units.    Each restricted Copano common unit that was granted under a Copano equity incentive plan and that is outstanding immediately prior to the effective time, automatically and without any action on the part of the holder of such restricted Copano common unit, will at the effective time vest in full and the restrictions with respect thereto will lapse, and each restricted Copano common unit will be treated as an issued and outstanding Copano common unit as of immediately prior to the effective time and at the effective time will be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement. In addition, any accrued distribution payable with respect to each restricted Copano common unit that vests in accordance with the merger agreement will at the effective time vest in full and become immediately payable in cash.

        For an estimate of the amounts that would be payable to each of Copano's named executive officers on settlement of their unvested equity-based awards, see "—Quantification of Payments and Benefits to Copano's Named Executive Officers" below. We estimate that the aggregate amount that would be payable to Copano's other executive officers on settlement of their unvested equity-based awards if the effective time were March 15, 2013, and based on a price per Copano common unit of $38.62 (the average closing price of Copano common units on the five days following the announcement of the merger), is $2,766,181. We estimate that the aggregate amount that would be payable to all of Copano's directors on settlement of their unvested equity-based awards if the effective time were March 15, 2013, and based on a price per Copano common unit of $38.62, is $1,754,385.

Management Change in Control Severance Plan

        Each of Copano's executive officers is a participant in Copano's Management Change in Control Severance Plan, which is referred to as the CICP, which provides for severance benefits in the event that the executive officer's employment is terminated by Copano for any reason other than cause, death or disability, or by the executive officer for good reason from the execution of the merger agreement until the end of the 18-month period immediately following the consummation of the merger, which is referred to as a Qualifying Termination.

        Severance Payment.    Upon a Qualifying Termination, the executive officer will become entitled to a lump sum payment, payable within 30 days following the date of termination, equal to the product of (a) a severance multiple (as set forth below) multiplied by (b) the sum of the executive officer's base salary and target bonus for the year of termination (or, if greater, the year in which the merger occurred). The severance multiple is (x) 3 for Mr. Northcutt, (y) 2.5 for Messrs. Lawing, Luna and Neskora and (z) 2 for all other executive officers. The CICP provides that if the severance payments due thereunder are greater than the severance payments due under any individual severance agreement or employment agreement, payments made under the CICP will be in lieu of payments owed under such other agreement. If the severance payments due under the CICP are less than the severance payments due under any individual severance agreement or employment agreement, then payments made under such agreement will be in lieu of payments under the CICP. Based on the existing terms of the CICP and the individual employment agreements with the executive officers, upon a Qualifying Termination, all executive officers would receive any severance payments under the CICP rather than any individual employment agreement.

        Health Plan Continuation.    Upon a Qualifying Termination, the executive officer may elect to continue participating in Copano's health plan at no cost for 18 months following such Qualifying Termination (or such shorter period as required by applicable law).

        For an estimate of the value of the payments and benefits described above that would be payable under the CICP to each of Copano's named executive officers, see "—Quantification of Payments and Benefits to Copano's Named Executive Officers" below. We estimate that the aggregate value of the cash severance payments and health plan continuation described above that would be payable to Copano's other executive officers if the effective time were March 15, 2013 and they experienced a Qualifying Termination at such time is $1,581,999.

Management Incentive Compensation Plan

        Under the merger agreement, in the event that the merger closes in 2013, each participant (including each of the executive officers) in Copano's Management Incentive Compensation Plan will be entitled to a prorated annual incentive payment based on deemed satisfaction of target performance levels, which amount is payable upon or as soon as practicable following the closing of the merger.

        For an estimate of the value of the payments and benefits described above that would be payable to each of Copano's named executive officers, see "Proposal 1: The Merger—Quantification of Potential Payments to Copano's Named Executive Officers in Connection with the Merger" below. We estimate that the aggregate amount of incentive payments described above that would be payable to Copano's other executive officers if the effective time were March 15, 2013 is $52,939.

Deferred Compensation Plan

        Under Copano's Deferred Compensation Plan and related participation agreements, 5% of the 2009 base salaries in effect on January 1, 2009 for Messrs. Northcutt and Lawing and Ms. Robinson was deferred and to be paid only upon achievement by Copano of a distributable cash flow target. However, pursuant to the terms of the plan, such deferred amounts would become vested and payable upon the merger, regardless of satisfaction of the distributable cash flow target. For an estimate of the value of the payments and benefits described above that would be payable to Messrs. Northcutt and Lawing and Ms. Robinson, see "Proposal 1: The Merger—Quantification of Potential Payments to Copano's Named Executive Officers in Connection with the Merger" below.

Insurance Continuation and Outplacement Benefits

        Under Mr. Northcutt's employment agreement, upon a Qualifying Termination, he is entitled to (i) continuation of life and disability insurance benefits and (ii) reimbursement of reasonable fees incurred for the services of a Copano-approved executive outplacement services firm, in each case, for one year following his termination of employment. For an estimate of the value of the payments and benefits described above that would be payable to Mr. Northcutt, see "Proposal 1: The Merger—Quantification of Potential Payments to Copano's Named Executive Officers in Connection with the Merger" below.

Indemnification Insurance

        Copano is party to indemnification agreements with each of its directors and executive officers that require Copano, among other things, to indemnify the directors and executive officers against certain liabilities that may arise by reason of their status or service as directors or officers. In addition, pursuant to the terms of the merger agreement, Copano's directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors' and officers' liability insurance policies from the surviving entity. Such indemnification and insurance coverage is further described in the section entitled "The Merger Agreement—Indemnification and Insurance."

Conversion of Series A Preferred Units

        Michael G. MacDougall, a member of our board of directors, is also a partner with TPG. In connection with the merger, (a) 12,897,029 Series A convertible preferred units held by TPG and outstanding as of the date of the merger agreement will be converted prior to the effective time into an aggregate of 14,186,731 Copano common units and (b) any Series A convertible preferred units issued as part of a distribution in kind after the date of the merger agreement and held by TPG as of the effective time will be converted into a number of Copano common units equal to the product of 110% and the number of Series A convertible preferred units so issued. Any such Copano common units outstanding at the effective time will be converted into the right to receive the merger consideration per Copano common unit.

Internal Revenue Code Section 280G Tax Mitigation Actions

        Kinder Morgan agrees to cooperate in good faith with Copano and its affiliates to take such commercially reasonable actions as are available in order to ensure that Sections 4999 and 280G of the Internal Revenue Code are not applicable to any payments to any employees of Copano (including Copano's executive officers) (for clarity, without need to apply a reduction to payments that would otherwise be parachute payments (within the meaning of Section 280G of the Internal Revenue Code)).

New Arrangements with Kinder Morgan

        Prior to the effective time, Kinder Morgan and its affiliates may initiate negotiations of agreements, arrangements and understandings with certain of Copano's executive officers regarding compensation and benefits and may enter into definitive agreements regarding employment with, or the right to participate in the equity of, Kinder Morgan or its affiliates, in each case on a going-forward basis following completion of the merger.

Quantification of Potential Payments to Copano's Named Executive Officers in Connection with the Merger

        The table below sets forth the amount of payments and benefits that each of Copano's named executive officer would receive in connection with the merger, assuming the consummation of the merger occurred on March 15, 2013, and the employment of the named executive officer were terminated on such date by the surviving corporation without cause or by the named executive officer for good reason. For additional details regarding the terms of the payments described below, see "Proposal 1: The Merger—Interests of Copano's Directors and Executive Officers in the Merger."

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Named Executive Officers
R. Bruce Northcutt	3,102,778	6,437,702	12,708	60,976	9,614,164
Bryan W. Neskora	1,664,468	3,134,403	0	37,476	4,836,347
Douglas L. Lawing	1,428,453	2,976,835	12,000	11,080	4,428,368
Carl A. Luna	1,438,463	2,112,855	0	37,476	3,588,794
Sharon J. Robinson	1,069,913	3,022,789	12,250	11,080	4,116,032
James E. Wade	1,090,514	3,061,733	0	37,476	4,189,723

(1)
The cash payments payable to each of the named executive officers consist of (a) a prorated target bonus for 2013, which is payable upon or as soon as practicable following the closing of the merger and (b) a lump sum severance payment, payable within 30 days following the date of termination, in an amount equal to the product of (i) a severance multiple (as set forth below) multiplied by (ii) the sum of the executive officer's base salary and target bonus for the year of termination (or, if greater, the year in which the merger occurred). The severance multiple is (x) 3 for Mr. Northcutt, (y) 2.5 for Messrs. Lawing, Luna and Neskora and (z) 2 for Ms. Robinson and Mr. Wade. The prorated target bonus is "single-trigger" and the severance payment is "double-trigger." In order to become eligible for the "double-trigger" severance payment, the executive officer's employment must be terminated by Copano for any reason other than cause, death or disability, or by the executive officer for good reason, in each case, from the date of the execution of the merger agreement until the end of the 18-month period immediately following the consummation of the merger. Set forth below are the separate values of each of the prorated target bonus and severance payment.

Name	Pro-Rata Target Bonus ("Single-Trigger") ($)	Severance Payment ("Double-Trigger") ($)
Named Executive Officers
R. Bruce Northcutt	102,778	3,000,000
Bryan W. Neskora	56,656	1,607,812
Douglas L. Lawing	46,778	1,381,675
Carl A. Luna	48,963	1,389,500
Sharon J. Robinson	41,633	1,028,280
James E. Wade	42,434	1,048,080
(2)
As described in more detail in "The Merger Agreement—Treatment of Copano Unit Awards," all unvested equity-based awards held by Copano's named executive officers would be vested and settled "single-trigger" for the merger consideration upon the consummation of the merger. The amounts above and in the table below assume a price per unit of Copano common units of $38.62 (the average closing price of Copano common units on the five days following the announcement of the merger). Set forth below are the values of each type of equity-based award (including the value of any distribution equivalent rights associated with any equity-based award) that would be payable in connection with the merger.

Name	Unit Appreciation Rights ($)	Phantom Units ($)	Distribution Equivalent Rights ($)
Named Executive Officers
R. Bruce Northcutt	89,885	5,412,593	935,225
Bryan W. Neskora	0	3,000,388	134,015
Douglas L. Lawing	56,001	2,442,754	478,080
Carl A. Luna	30,118	1,782,583	300,153
Sharon J. Robinson	56,943	2,483,343	482,503
James E. Wade	68,748	2,631,374	361,612
(3)
Under Copano's Deferred Compensation Plan and related participation agreements, 5% of the 2009 base salaries in effect on January 1, 2009 for Messrs. Northcutt and Lawing and Ms. Robinson was deferred and to be paid only upon achievement by Copano of a distributable cash flow target. However, pursuant to the terms of the plan, deferred amounts would become vested and payable upon the merger, regardless of satisfaction of the distributable cash flow target. These benefits are "single-trigger."

(4)
The amounts above include the estimated value of health plan premiums under the CICP for each named executive officer and his or her eligible dependents for 18 months following termination of employment. In addition, for Mr. Northcutt, the amount above includes (a) the estimated value of life and disability insurance continuation for one year, which is valued at $15,000 and (b) reimbursement for the value of one year of executive outplacement services, which is valued at $8,500, in each case, payable under his employment agreement. All such benefits are "double-trigger." In order to become eligible for the health plan premium reimbursements under the CICP, the executive officer's employment must be terminated by Copano for any reason other than cause, death or disability, or by the executive officer for good reason from the execution of the merger agreement until the end of the 18-month period immediately following the consummation of the merger. In order to become eligible for the life and disability insurance continuation and reimbursement of outplacement services under his employment agreement, Mr. Northcutt's employment must be terminated by Copano for any reason other than cause, death or disability, or by Mr. Northcutt for good reason, regardless of the occurrence of the merger.

No Appraisal Rights

        Relevant state law and contractual arrangements may, under certain circumstances, give unitholders of a limited liability company appraisal or dissenters' rights in connection with a proposed merger. However, Copano unitholders will not have such rights in connection with the merger.

        Under Section 210 of the Delaware Limited Liability Company Act, a limited liability company agreement or an agreement of merger may provide contractual appraisal rights with respect to membership interests in the company. Section 12(e) of the Copano LLC agreement provides, however, that members are not entitled to dissenters' rights of appraisal in the event of a merger or consolidation, and Section 2.5 of the merger agreement provides that no dissenters' or appraisal rights are available with respect to the merger or the other transactions contemplated by the merger agreement. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law, the Copano LLC agreement and the merger agreement.

 Accounting Treatment of the Merger

        In accordance with accounting principles generally accepted in the United States and in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 805—Business Combinations, Kinder Morgan will account for the merger as an acquisition of a business.

Regulatory Approvals and Clearances Required for the Merger

        The following is a summary of the material regulatory requirements for completion of the transactions contemplated by the merger agreement. There can be no guarantee if and when any of the consents or approvals required for the transactions contemplated by the merger agreement will be obtained or as to the conditions that such consents and approvals may contain.

        Under the HSR Act, and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division and the FTC and all statutory waiting period requirements have been satisfied. On February 20, 2013, Kinder Morgan and Copano filed Notification and Report Forms, which are referred to as HSR Forms, with the Antitrust Division and the FTC. On March 22, 2013, the statutory waiting period expired without a request for additional information.

        At any time before or after the effective time, the Antitrust Division or the FTC could take action under the antitrust laws, including seeking to prevent the merger, to rescind the merger or to conditionally approve the merger upon the divestiture of assets of Kinder Morgan or Copano or subject to other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest including without limitation seeking to enjoin the completion of the merger or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

        Kinder Morgan and Copano have agreed to (including to cause their respective subsidiaries to) use their reasonable best efforts to resolve any objections that a governmental authority may assert under antitrust laws with respect to the merger, and to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any governmental authority with respect to the merger, in each case, so as to enable the closing of the merger to occur as promptly as practicable and in any event no later than January 29, 2014. Notwithstanding the foregoing, Kinder Morgan is not required to commit to any dispositions or holdings separate of, and/or limitations or restrictions on, its or Copano's businesses, operations or assets unless the following conditions are satisfied: (1) any such dispositions of, or limitations on, are, individually and in the aggregate, immaterial to the businesses, operations and/or assets of Copano, Kinder Morgan or their respective subsidiaries (provided, that, in the case of Kinder Morgan and its subsidiaries, for purposes of determining whether a business, operation or asset is immaterial, it shall be assumed that Kinder Morgan and its subsidiaries are of equivalent size to the current size of Copano and its subsidiaries, in each case taken as a whole) and (2) the effect of any such dispositions, holdings separate, limitations and/or restrictions would not, individually or in the aggregate, reasonably be expected to result in a loss (other than an immaterial loss) of the reasonably expected benefits to Kinder Morgan of the merger.

        If the merger agreement is terminated as a result of the parties' failure to obtain approval of the merger under the HSR Act, Kinder Morgan may be required to pay Copano a termination fee of $75 million. For further discussion of this termination fee, see "The Merger Agreement—Termination Fee."

 Directors and Executive Officers of Kinder Morgan After the Merger

        Under Kinder Morgan's limited partnership agreement, Kinder Morgan GP, as its general partner, is to direct, control and manage all of Kinder Morgan's activities. Pursuant to a delegation of control agreement, Kinder Morgan GP has delegated to Kinder Morgan Management the management and control of Kinder Morgan's business and affairs to the maximum extent permitted by its partnership agreement and Delaware law, subject to the general partner's right to approve certain actions by Kinder Morgan Management. The directors and executive officers of Kinder Morgan Management and Kinder Morgan GP immediately prior to the merger will continue as the directors and executive officers of Kinder Morgan Management and Kinder Morgan GP, respectively, after the merger.

Listing of Kinder Morgan Common Units

        It is a condition to closing that the common units to be issued in the merger to Copano unitholders be approved for listing on the NYSE, subject to official notice of issuance.

Delisting and Deregistration of Copano Common Units

        If the merger is completed, Copano common units will cease to be listed on the NASDAQ Global Select Market and will be deregistered under the Exchange Act.

Kinder Morgan Unitholder Approval is Not Required

        Kinder Morgan unitholders are not required to adopt the merger agreement or approve the merger or the issuance of Kinder Morgan common units in connection with the merger.

Ownership of Kinder Morgan after the Merger

        Kinder Morgan will issue approximately 43.4 million Kinder Morgan common units to former Copano unitholders pursuant to the merger. Further, the number of Kinder Morgan units outstanding will increase after the date of this proxy statement/prospectus when Kinder Morgan issues additional i-units to Kinder Morgan Management in regular quarterly distributions and if Kinder Morgan or Kinder Morgan Management sells additional common units or shares, respectively, to the public. As a result, immediately following the completion of the merger, Kinder Morgan expects to have at least 302.1 million common units outstanding. Copano unitholders are therefore expected to hold no more than 14.5 percent of the aggregate number of Kinder Morgan common units, and no more than 10.3 percent of its total units of all classes, outstanding immediately after the merger. Holders of Kinder Morgan common units are not entitled to elect the directors of Kinder Morgan's general partner or Kinder Morgan Management and have only limited voting rights on matters affecting Kinder Morgan's business. Consequently, Copano unitholders, as a general matter, will have less influence over the management and policies of Kinder Morgan than they currently exercise over the management and policies of Copano.

Restrictions on Sales of Kinder Morgan Common Units Received in the Merger

        Kinder Morgan common units issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for Kinder Morgan common units issued to any Copano unitholder who may be deemed to be an "affiliate" of Kinder Morgan after the completion of the merger. This proxy statement/prospectus does not cover resales of Kinder Morgan common units received by any person upon the completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

 Litigation Relating to the Merger

        Three putative class action lawsuits are currently pending in connection with the proposed merger: (i) Schultes v. Copano Energy, L.L.C., et al. (Case No. 06966), in the District Court of Harris County, Texas, which is referred to as the Texas State Action; (ii) Bruen v. Copano Energy, L.L.C., et al. (Case No. 4:13-CV-00540) in the United States District Court for the Southern District of Texas, which is referred to as the Texas Federal Action, which action was originally filed in the District Court of Harris County, Texas and then non-suited by plaintiff; and (iii) In re Copano Energy, L.L.C. Shareholder Litigation, Case No. 8284-VCN in the Court of Chancery of the State of Delaware, which is referred to as the Delaware Action, which reflects the consolidation of three actions originally filed in the Court of Chancery.

        Each of the actions names Copano, R. Bruce Northcutt, William L. Thacker, James G. Crump, Ernie L. Danner, T. William Porter, Scott A. Griffiths, Michael L. Johnson, Michael G. MacDougall, Kinder Morgan GP, Kinder Morgan and Merger Sub as defendants. All three lawsuits are brought on behalf of a putative class seeking to enjoin the merger and alleging, among other things, that the members of Copano's board of directors breached their fiduciary duties by agreeing to sell Copano for inadequate and unfair consideration and pursuant to an inadequate and unfair process, and that Copano, Kinder Morgan, Kinder Morgan GP and Merger Sub aided and abetted such alleged breaches.

        In addition, the plaintiffs in each of the Texas State Action and the Delaware Action allege that the Copano directors breached their duty of candor to unitholders by failing to provide the unitholders with all material information regarding the merger and/or made misstatements in the preliminary proxy statement. The plaintiffs in the Texas Federal Action also assert a claim under the federal securities laws alleging that the preliminary proxy statement omits and/or misrepresents material information in connection with the merger.

        Plaintiff in the Texas State Action filed a Motion for Expedited Discovery on February 28, 2013. Certain of the defendants filed a Motion to Stay the Texas State Action on March 1, 2013. Copano and the directors filed an Answer to the Amended Petition on the Texas State Action on March 22, 2013, and, on March 25, 2013, Kinder Morgan, Kinder Morgan GP and Merger Sub filed both an Answer and a Motion to Dismiss the Amended Petition in the Texas State Action. The Court in the Texas State Action has scheduled a hearing for the Motion to Stay and Motion for Expedited Discovery for April 8, 2013.

        The Court in the Texas Federal Action has scheduled a pretrial and scheduling conference for May 20, 2013.

        Pursuant to a scheduling order entered on February 27, 2013 by the Court in the Delaware Action, on March 11, 2013, Kinder Morgan, Kinder Morgan GP and Merger Sub filed a Motion to Dismiss the Delaware Action and, on the same date, Copano and the directors filed an Answer to the Consolidated Complaint in the Delaware Action.

        Kinder Morgan and Copano intend to vigorously defend these lawsuits.

THE MERGER AGREEMENT

        The following describes the material provisions of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. Kinder Morgan and Copano encourage you to read carefully the merger agreement in its entirety before making any decisions regarding the merger as it is the legal document governing the merger.

        The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Kinder Morgan, Copano or any of their respective subsidiaries or affiliates contained in this proxy statement/prospectus or their respective public reports filed with the SEC may supplement, update or modify the factual disclosures about Kinder Morgan, Copano or their respective subsidiaries or affiliates contained in the merger agreement and described in this summary. The representations, warranties and covenants made in the merger agreement by Kinder Morgan, Kinder Morgan GP, Copano and Merger Sub were qualified and subject to important limitations agreed to by Kinder Morgan, Kinder Morgan GP, Copano and Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to unitholders and reports and documents filed with the SEC and in some cases were qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement or otherwise publicly disclosed. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone.

 The Merger

        Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, the merger agreement provides for the merger of Merger Sub, a direct wholly owned subsidiary of Kinder Morgan and a party to the merger agreement, with and into Copano. Copano will survive the merger and the separate limited liability company existence of Merger Sub will cease. After the completion of the merger, the certificate of formation of Merger Sub in effect immediately prior to the effective time will be the certificate of formation of the surviving entity, until amended in accordance with applicable law, and the Copano LLC agreement will be amended and restated by virtue of the merger and the certificate of merger. After the completion of the merger, the managing member and the officers of Merger Sub will be the managing member and the officers of the surviving entity, until their successors are duly appointed and qualified.

Effective Time; Closing

        The effective time will be at such time that Copano files with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with the relevant provisions of the Delaware LLC Act, or at such other date or time as is agreed to by Copano and Kinder Morgan and specified in the certificate of merger.

        Unless the parties agree otherwise, the closing of the merger will occur at 10:00 a.m. (New York time), on the second business day after the satisfaction or waiver of the conditions to the merger provided in the merger agreement (other than conditions that by their nature are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver of those conditions), or at such other date or time as Kinder Morgan and Copano agree. For further discussion of the conditions to the merger, see "The Merger Agreement—Conditions to Consummation of the Merger."

        Kinder Morgan and Copano currently expect to complete the merger in May 2013, subject to receipt of required unitholder and regulatory approvals and to the satisfaction or waiver of the other conditions to the transactions contemplated by the merger agreement described below.

Conditions to Consummation of the Merger

        Kinder Morgan and Copano may not complete the merger unless each of the following conditions is satisfied or waived, if waiver is permitted by applicable law:

  •
  the merger agreement must have been approved by the affirmative vote or consent of the holders of at least a majority of the outstanding Copano common units and Series A convertible preferred units as of the record date, voting together as a single class on an "as if" converted basis;

  •
  the waiting period applicable to the merger under the HSR Act must have been terminated or expired (the waiting period expired on March 22, 2013);

  •
  no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority will be in effect enjoining, restraining, preventing or prohibiting the consummation of the merger or making the consummation of the merger illegal;

  •
  the registration statement of which this proxy statement/prospectus forms a part must have been declared effective by the SEC and must not be subject to a stop order or proceedings initiated or threatened by the SEC; and

  •
  Kinder Morgan common units to be issued in the merger must have been approved for listing on the NYSE, subject to official notice of issuance.

        The obligations of each of Kinder Morgan and Merger Sub to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

  •
  the representations and warranties of Copano in the merger agreement being true and correct both when made and at and as of the date of the closing of the merger, except to the extent expressly made as of an earlier date, in which case as of such date, except where the failure of such representations and warranties to not be so true and correct (without giving effect to any limitation as to material adverse effect or materiality contained in any individual representation or warranty), does not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Copano (apart from certain identified representations and warranties (i) that there will not have been a material adverse effect on Copano from September 30, 2012 through the closing date, with respect to the authority to execute the merger agreement and consummate the transactions contemplated thereby, and that the approval of the merger agreement by the affirmative vote or consent of the holders of at least a majority of the outstanding Copano common units and Series A convertible preferred units is the only approval of the holders of any equity interests in Copano that is required for approval of the merger, which in each case must be true and correct in all respects and (ii) with respect to Copano's capitalization, which must be true and correct in all respects other than immaterial misstatements and omissions);

  •
  Copano having performed, in all material respects, all obligations required to be performed by it under the merger agreement;

  •
  the receipt of an officer's certificate executed by an executive officer of Copano certifying that the two preceding conditions have been satisfied;

  •
  Kinder Morgan must have received from Bracewell & Giuliani LLP, tax counsel to Kinder Morgan, a written opinion dated as of the date of the closing of the merger to the effect that for U.S. federal income tax purposes (i) none of Kinder Morgan, Merger Sub or Kinder Morgan GP will recognize any income or gain as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code), (ii) no gain or loss will be recognized by holders of Kinder Morgan common units as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code) and (iii) at least 90% of the combined gross income of each of Kinder Morgan and Copano for the most recent four complete calendar quarters ending before the date of the closing of the merger for which the necessary financial information is available are from sources treated as "qualifying income" within the meaning of Section 7704(d) of the Code; and

  •
  the conversion of (i) the 12,897,029 Series A convertible preferred units outstanding as of the date of the merger agreement into an aggregate of 14,186,731 Copano common units and (ii) any PIK units issued after the date of the merger agreement into a number of Copano common units equal to the product of (A) 110% and (B) the number of PIK units, in each case, as of immediately prior to the effective time.

        The obligations of Copano to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

  •
  the representations and warranties of Kinder Morgan in the merger agreement being true and correct both when made and at and as of the date of the closing of the merger, except to the extent expressly made as of an earlier date, in which case as of such date, except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to material adverse effect or materiality contained in any individual representation or warranty), does not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Kinder Morgan (apart from certain identified representations and warranties (i) providing that there will not have been a material adverse effect on Kinder Morgan from September 30, 2012 through the closing date and with respect to the authority to execute the merger agreement and consummate the transactions and the approval of the merger agreement by the vote or consent of Kinder Morgan as the sole member of Merger Sub, which must be true and correct in all respects and (ii) with respect to Kinder Morgan's capitalization, which must be true and correct in all respects other than immaterial misstatements and omissions);

  •
  Kinder Morgan, Merger Sub and Kinder Morgan GP having performed, in all material respects, all obligations required to be performed by them under the merger agreement at or prior to the closing date;

  •
  the receipt of an officer's certificate executed by an executive officer of Kinder Morgan certifying that the two preceding conditions have been satisfied; and

  •
  Copano must have received from Wachtell, Lipton, Rosen & Katz, tax counsel to Copano, a written opinion dated as of the date of the closing of the merger to the effect that for U.S. federal income tax purposes, except with respect to fractional units, (i) Copano will not recognize any income or gain as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code) and (ii) no gain or loss will be recognized by holders of Copano common units as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to

    Section 752 of the Internal Revenue Code), so long as such opinion will not extend to any holder who acquired Copano common units from Copano in exchange for property other than cash.

        For purposes of the merger agreement, the term "material adverse effect" means, when used with respect to a party to the merger agreement, any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of such party or its subsidiaries, taken as a whole; provided, however, that any adverse changes, effects, events or occurrences resulting from or due to any of the following will be disregarded in determining whether there has been a material adverse effect: (i) changes, effects, events or occurrences generally affecting the United States or global economy, the financial, credit, debt, securities or other capital markets or political, legislative or regulatory conditions or changes in the industries in which such party operates; (ii) the announcement or pendency of the merger agreement or the transactions contemplated thereby or the performance of the merger agreement (including, for the avoidance of doubt, performance of the parties' reasonable best efforts obligations under the merger agreement in connection with obtaining regulatory approval); (iii) any change in the market price or trading volume of the limited liability company units, limited partnership interests, shares of common stock or other equity securities of such party (it being understood and agreed that the foregoing will not preclude any other party to the merger agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of material adverse effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect); (iv) acts of war or terrorism (or the escalation of the foregoing) or natural disasters or other force majeure events; (v) changes in any laws or regulations applicable to such party or applicable accounting regulations or principles or the interpretation thereof; (vi) any legal proceedings commenced by or involving any current or former member, partner or stockholder of such party (on their own or on behalf of such party) arising out of or related to the merger agreement or the transactions contemplated thereby; and (vii) changes, effects, events or occurrences generally affecting the prices of oil, gas, natural gas, natural gas liquids or other commodities; provided, however, that changes, effects, events or occurrences referred to in clauses (i), (iv) and (v) above will be considered for purposes of determining whether there has been or would reasonably be expected to be a material adverse effect if and to the extent such state of affairs, changes, effects, events or occurrences has had or would reasonably be expected to have a disproportionate adverse effect on such party and its subsidiaries, as compared to other companies operating in the industries in which such party and its subsidiaries operate.

Copano Unitholder Approval

        Copano has agreed to hold a special meeting of Copano unitholders as soon as is practicable after the date of the merger agreement for the purpose of such unitholders voting on the adoption of the merger agreement. The merger agreement requires Copano to submit the merger agreement to a unitholder vote (i) even if the board of directors of Copano no longer recommends adoption of the merger agreement and (ii) irrespective of the commencement, public proposal, public disclosure or communication to Copano of any alternative proposal (as described below). The board of directors of Copano has unanimously approved the merger agreement and the transactions contemplated thereby by a unanimous vote and authorized that the merger agreement be submitted to Copano unitholders for their consideration.

        For purposes of the merger agreement, the term "alternative proposal" means any inquiry, proposal or offer from any person or "group" (as defined in Section 13(d) of the Exchange Act), other than Kinder Morgan and its subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions), outside of the ordinary course of business, of assets of Copano and its subsidiaries (including securities of its subsidiaries) equal to 25% or more of Copano's consolidated assets or to which 25% or more of Copano's revenues or earnings on a consolidated basis are attributable, (ii) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of 25% or more of any class of equity securities of Copano, (iii) tender offer or exchange offer that if consummated would result in any person or "group" (as defined in Section 13(d) of the Exchange Act) beneficially owning 25% or more of any class of equity securities of Copano or (iv) merger, consolidation, unit exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Copano which is structured to permit such person or group to acquire beneficial ownership of at least 25% of Copano's consolidated assets or equity interests; in each case, other than the transactions contemplated by the merger agreement.

Series A Change of Control Offer

        Under the Copano LLC agreement, Copano is required to, within five business days following the execution of a definitive agreement in connection with a transaction that will result in a change of control of Copano, make an irrevocable written offer to each holder of Series A convertible preferred units to convert all (but not less than all) of such holder's Series A convertible preferred units into Copano common units. Each holder of Series A convertible preferred units that elects to have all of its Series A convertible preferred units converted to Copano common units pursuant to the Series A change of control offer is required to notify Copano of such holder's election within the time period specified in the Copano LLC agreement. In accordance with the Copano LLC agreement and the merger agreement, on February 1, 2013, Copano delivered a Series A change of control offer to TPG, the beneficial owner of 12,897,029 Series A convertible preferred units as of the date of the merger agreement. On February 8, 2013, TPG notified Copano of its election, subject to the conditions set forth in the voting agreement, to have all of its Series A convertible preferred units converted into Copano common units as set forth in the Series A change of control offer immediately prior to the effective time.

No Solicitation by Copano of Alternative Proposals

        The merger agreement contains detailed provisions prohibiting Copano from seeking an alternative proposal to the merger. Under these "no solicitation" provisions, Copano has agreed that it will not, and will cause its subsidiaries and use reasonable best efforts to cause its and its subsidiaries' directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives not to, directly or indirectly:

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  solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing confidential information) or knowingly induce or take any other action intended to lead to any inquiries or any proposals that constitute the submission of an alternative proposal; or

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  except as permitted by the merger agreement, enter into any confidentiality agreement, merger agreement, letter of intent, agreement in principle, unit purchase agreement, asset purchase agreement or unit exchange agreement, option agreement or other similar agreement relating to an alternative proposal.

        The merger agreement requires Copano and its subsidiaries to (i) cease and cause to be terminated any discussions or negotiations with any persons conducted prior to the execution of the merger agreement regarding an alternative proposal, (ii) request the return or destruction of all confidential information previously provided to any such persons and (iii) immediately prohibit any access by any persons (other than Kinder Morgan and its representatives) to any physical or electronic data room relating to a possible alternative proposal.

        Notwithstanding these restrictions, the merger agreement provides that, under specified circumstances at any time prior to Copano's unitholders voting in favor of adopting the merger agreement, Copano may furnish information, including confidential information, with respect to it and its subsidiaries to, and participate in discussions or negotiations with, any third party that makes a written alternative proposal that the Copano board of directors believes is bona fide, and (after consultation with its financial advisors and outside legal counsel) the Copano board of directors determines in good faith constitutes or could reasonably be expected to result in a superior proposal and such alternative proposal did not result from a material breach of the no solicitation provisions in the merger agreement.

        Copano has also agreed in the merger agreement that it (i) will promptly, and in any event within 24 hours after receipt, notify Kinder Morgan of any alternative proposal or any request for information or inquiry with regard to any alternative proposal and the identity of the person making any such alternative proposal, request or inquiry, and (ii) will provide Kinder Morgan the terms, conditions and nature of any such alternative proposal, request or inquiry (including providing Kinder Morgan with copies of any written materials received from or on behalf of such person making an alternative proposal). In addition, Copano has agreed to promptly keep Kinder Morgan reasonably informed of all material developments affecting the status and terms of any such alternative proposals, offers, inquiries or requests (and promptly provide Kinder Morgan with copies of any additional written materials received by Copano or that Copano has delivered to any third party making an alternative proposal) and of the status of any such discussions or negotiations.

        The merger agreement permits Copano's board of directors to issue a "stop, look and listen" communication pursuant to Rule 14d-9(f) or comply with Rule 14d-9 and Rule 14e-2 under the Exchange Act if the board of directors of Copano determines in good faith (after consultation with outside legal counsel) that the failure to take such action would be reasonably likely to constitute a violation of applicable law.

        For purposes of the merger agreement, a superior proposal means a bona fide written offer, obtained after the date of the merger agreement and not in breach of Copano's no solicitation obligations described above (other than an immaterial breach) to acquire, directly or indirectly, more than 50% of the outstanding equity securities of Copano or assets of Copano and its subsidiaries on a consolidated basis, made by a third party, which is on terms and conditions which Copano's board of directors determines in its good faith to be more favorable to Copano's unitholders from a financial point of view than the transactions contemplated by the merger agreement, taking into account at the time of such determination any changes to the terms of the merger agreement that as of that time had been committed to by Kinder Morgan in writing.

Change in Copano Board Recommendation

        The merger agreement provides that Copano will not, and will cause its subsidiaries and use reasonable best efforts to cause its directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives not to, directly or indirectly, withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Kinder Morgan, Copano's board of directors' recommendation that Copano's unitholders adopt the merger agreement or publicly recommend the approval or adoption of, or publicly approve or adopt, or propose to publicly recommend, approve or adopt, any alternative proposal. In addition, within five business days of receipt of a written request from Kinder Morgan following the receipt by Copano of an alternative proposal, Copano will publicly reconfirm Copano's board of directors' recommendation that Copano's unitholders adopt the merger agreement and Copano may not unreasonably withhold, delay (beyond the five business day period) or condition such public reconfirmation; provided, that Kinder Morgan is not permitted to make such request on more than one occasion in respect of each alternative proposal and each material modification to an alternative proposal, if any.

        Copano taking or failing to take, as applicable, any of the actions described above is referred to as an "adverse recommendation change."

        Notwithstanding the terms above or any other term of the merger agreement to the contrary, subject to the conditions described below, the board of directors of Copano may, at any time prior to the adoption of the merger agreement by the unitholders of Copano, effect an adverse recommendation change if Copano receives a written alternative proposal that Copano's board of directors believes is bona fide and the Copano board of directors, after consultation with its financial advisors and outside legal counsel, concludes that such alternative proposal constitutes a superior proposal and if it determines in good faith, after consultation with outside counsel, that failing to take any such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law. Such adverse recommendation change may only be effected if the following conditions are satisfied:

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  Copano provides prior written notice to Kinder Morgan specifying (in reasonable detail) the reasons for such action (including a description of the material terms of such superior proposal and delivers to Kinder Morgan a copy of (i) the acquisition agreement for such superior proposal and (ii) any other relevant proposed transaction agreements) at least five calendar days in advance of its intention to take such action with respect to such adverse recommendation change (unless at the time such notice is otherwise required to be given there are less than five calendar days prior to the special meeting of Copano unitholders, in which case Copano will provide as much notice as is reasonably practicable); provided, that Copano's board of directors is required to give a new notice at least one business day in advance of Copano's intention to take such action in connection with any material amendment to the terms of the superior proposal; and

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  during such five calendar day period, (i) Copano negotiates, and uses its reasonable best efforts to cause its financial advisors and outside legal counsel to negotiate, with Kinder Morgan in good faith (to the extent Kinder Morgan desires to negotiate) to make such adjustments to the terms and conditions of the merger agreement so that such superior proposal ceases to constitute (in the judgment of Copano's board of directors) a superior proposal.

        Further, notwithstanding the terms above to the contrary, Copano's board of directors may, at any time prior to the adoption of the merger agreement by Copano's unitholders, effect an adverse recommendation change in response to an intervening event (as described below) if Copano's board of directors concludes in good faith, after consultation with outside counsel and its financial advisors, that the exercise of its fiduciary duties requires such adverse recommendation change.

        An "intervening event" means, with respect to Copano, a material event or circumstance that arises or occurs after the date of the merger agreement and was not, prior to such date, reasonably foreseeable by Copano's board of directors; provided, however, that the receipt, existence or terms of an alternative proposal or any matter relating thereto or consequence thereof will not constitute an intervening event.

Merger Consideration

        The merger agreement provides that, at the effective time, each Copano common unit issued and outstanding or deemed issued and outstanding immediately prior to the effective time will be converted into the right to receive 0.4563 Kinder Morgan common units. Each Copano security owned by Copano, Kinder Morgan or Merger Sub immediately prior to the effective time will be cancelled without any conversion or payment of consideration in respect thereof. Any Copano securities owned by any other subsidiary of Kinder Morgan or Copano will be exchanged for the merger consideration.

        Kinder Morgan will not issue any fractional units in the merger. Instead, each holder of Copano common units that are converted pursuant to the merger agreement who otherwise would have received a fraction of a Kinder Morgan common unit will be entitled to receive, from the exchange agent appointed by Kinder Morgan pursuant to the merger agreement, a cash payment in lieu of such fractional units representing such holder's proportionate interest in the proceeds from the sale by the exchange agent of the number of excess Kinder Morgan common units represented by the aggregate amount of fractional Kinder Morgan common units.

Treatment of Equity Awards

        Under the merger agreement, equity-based awards held by Copano's directors and executive officers as of the effective time will be treated at the effective time as follows:

        Options.    Each Copano option or similar right to purchase Copano common units that was granted under a Copano equity incentive plan and that is outstanding and unexercised immediately prior to the effective time (whether or not then vested or exercisable), as of immediately prior to the effective time, by virtue of the occurrence of the consummation of the merger and without any action on the part of the holder of such Copano option, will be deemed net exercised for that number of whole Copano common units, which shall be deemed issued and outstanding as of immediately prior to the effective time, equal to, rounded down to the nearest whole common unit, (i) the number of Copano common units subject to such Copano option immediately prior to the effective time minus (ii) the number of whole and partial (computed to the nearest four decimal places) Copano common units with a fair market value (as such term is defined in the applicable Copano equity incentive plan) as of immediately prior to the effective time equal to the aggregate exercise price of such Copano option. Each Copano common unit deemed issued and outstanding pursuant to such net exercise will at the effective time be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement.

        Unit Appreciation Rights.    Each Copano unit appreciation right that was granted under a Copano equity incentive plan and that is outstanding and unexercised immediately prior to the effective time (whether or not then vested or exercisable), as of immediately prior to the effective time, by virtue of the occurrence of the consummation of the merger and without any action on the part of the holder of such Copano unit appreciation right, will be deemed net exercised for that number of whole Copano common units, which shall be deemed issued and outstanding as of immediately prior to the effective time, equal to, rounded down to the nearest whole common unit, (i) the number of Copano common units subject to such Copano unit appreciation right immediately prior to the effective time minus (ii) the number of whole and partial (computed to the nearest four decimal places) Copano common units with a fair market value (as such term is defined in the applicable Copano equity incentive plan) as of immediately prior to the effective time equal to the aggregate exercise price of such Copano unit appreciation right. Each Copano common unit deemed issued and outstanding pursuant to such net exercise will at the effective time be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement.

        Phantom Units.    Each phantom Copano common unit that was granted under a Copano equity incentive plan and that is outstanding immediately prior to the effective time, automatically and without any action on the part of the holder of such phantom Copano common unit, will at the effective time vest in full (in the case of performance-based phantom Copano common units, based on a target earned percentage of 100%), the restrictions with respect thereto will lapse, and each Copano common unit deemed to be issued in settlement thereof will be deemed issued and outstanding as of immediately prior to the effective time and at the effective time will be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement. In addition, any tandem equivalent distribution rights payable with respect to each phantom Copano common unit that vests in accordance with the merger agreement will at the effective time and without any action on the part of any holder thereof vest in full and become immediately payable in cash in accordance with the terms of the merger agreement.

        Restricted Units.    Each restricted Copano common unit that was granted under a Copano equity incentive plan and that is outstanding immediately prior to the effective time, automatically and without any action on the part of the holder of such restricted Copano common unit, will at the effective time vest in full and the restrictions with respect thereto will lapse, and each restricted Copano common unit will be treated as an issued and outstanding Copano common unit as of immediately prior to the effective time and at the effective time will be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement. In addition, any accrued distribution payable with respect to each restricted Copano common unit that vests in accordance with the merger agreement will at the effective time vest in full and become immediately payable in cash.

Adjustments to Prevent Dilution

        Prior to the effective time, the exchange ratio will be appropriately adjusted to reflect fully the effect of any unit dividend, subdivision, reclassification, recapitalization, split, split-up, unit distribution, combination, exchange of units or similar transaction with respect to Copano common units or Kinder Morgan common units, to provide the holders of Copano common units the same economic effect as contemplated by the merger agreement.

Withholding

        Kinder Morgan, Merger Sub and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable to a holder of Copano options, Copano unit appreciation rights, phantom Copano common units and Copano common units (including, for the avoidance of doubt, restricted Copano common units) such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of U.S. federal, state, local or foreign tax law. To the extent that deduction and withholding is required, such deduction and withholding will be taken in Kinder Morgan common units. To the extent withheld, such withheld Kinder Morgan common units will be treated as having been paid to the former holder of Copano options, Copano unit appreciation rights, phantom Copano common units and Copano common units (including, for the avoidance of doubt, restricted Copano common units), as applicable, in respect of whom such withholding was made.

Dividends and Distributions

        No dividends or other distributions with respect to Kinder Morgan common units issued in the merger will be paid to the holder of any unsurrendered certificates until such certificates are surrendered. Following such surrender, there will be paid, without interest, to the record holder of Kinder Morgan common units issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of any such Kinder Morgan common units with a record date after the effective time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Kinder Morgan common units with a record date after the effective time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of Kinder Morgan common units, all Kinder Morgan common units to be issued pursuant to the merger will be entitled to dividends as if issued and outstanding as of the effective time.

 Regulatory Matters

        See "Proposal 1: The Merger—Regulatory Approvals and Clearances Required for the Merger" for a description of the material regulatory requirements for the completion of the merger.

        Kinder Morgan and Copano have agreed to (including to cause their respective subsidiaries to) use their reasonable best efforts to resolve any objections that a governmental authority or any other person may assert under antitrust laws with respect to the merger, and to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any governmental authority with respect to the merger, in each case, so as to enable the closing of the merger to occur as promptly as practicable and in any event no later than January 29, 2014. Notwithstanding the foregoing, Kinder Morgan is not required to offer, accept or agree to any dispositions or holdings separate of, and/or limitations or restrictions on, its or Copano's businesses, operations or assets unless the following conditions are satisfied: (1) any such dispositions of, or limitations on, are, individually and in the aggregate, immaterial to the businesses, operations and/or assets of Copano, Kinder Morgan or their respective subsidiaries (provided, that, in the case of Kinder Morgan and its subsidiaries, for purposes of determining whether a business, operation or asset is immaterial, it shall be assumed that Kinder Morgan and its subsidiaries are of equivalent size to the current size of Copano and its subsidiaries, in each case taken as a whole) and (2) the effect of any such dispositions, holdings separate, limitations and/or restrictions would not, individually or in the aggregate, reasonably be expected to result in a loss (other than an immaterial loss) of the reasonably expected benefits to Kinder Morgan of the merger.

Termination of the Merger Agreement

        Kinder Morgan or Copano may terminate the merger agreement at any time prior to the effective time, whether before or after the unitholders of Copano have approved the merger agreement, by mutual written consent.

        In addition, either Kinder Morgan or Copano may terminate the merger agreement at any time prior to the effective time by written notice to the other party if:

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  the merger has not occurred on or before January 29, 2014; provided, that the right to terminate the merger agreement if the merger has not occurred on or before January 29, 2014 will not be available to a party (i) if the inability to satisfy the conditions to closing was due to the failure of such party to perform any of its obligations under the merger agreement or (ii) if the other party has filed (and is then pursuing) an action seeking specific performance to enforce the obligations under the merger agreement;

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  any governmental authority has issued a final and nonappealable law, injunction, judgment or ruling that enjoins or otherwise prohibits the transactions contemplated by the merger agreement or makes the transactions contemplated by the merger agreement illegal; provided, that the right to terminate the merger agreement for this reason will not be available to a party if such restraint was due to the failure of such party to perform any of its obligations under the merger agreement;

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  unitholders of Copano do not adopt the merger agreement at a special meeting of Copano unitholders or any adjournment or postponement of such meeting; or

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  there is a breach by the non-terminating party of any of its representations, warranties, covenants or agreements under the merger agreement which (i) results in the failure of certain closing conditions to be satisfied and (ii) is incapable of being cured or, if capable of being cured, has not been cured within 30 days following receipt of written notice of such breach from the terminating party; provided, that the terminating party will not have the right to terminate the merger agreement for this reason if it is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement.

        In addition, Kinder Morgan may terminate the merger agreement if:

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  an adverse recommendation change shall have occurred; or

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  prior to the adoption of the merger agreement by the unitholders of Copano, Copano is in willful breach of its obligations to (i) duly call, give notice of and hold a special meeting of Copano unitholders for the purpose of obtaining unitholder approval of the merger agreement and, through Copano's board of directors, recommend the adoption of the merger agreement to Copano's unitholders or (ii) comply with the requirements described under "The Merger Agreement—No Solicitation by Copano of Alternative Proposals;" other than in the case where (A) such willful breach is a result of an isolated action by a Copano representative (other than a Copano director or officer) and not caused by, or within the knowledge of, Copano and (B) Copano takes appropriate actions to remedy such willful breach upon discovery thereof; provided, that the right to terminate the merger agreement for this reason will not be available to Kinder Morgan if it is then in material breach of any of its representations, warranties, covenants or agreements under the merger agreement.

        In some cases, termination of the merger agreement may require Copano to pay a termination fee to Kinder Morgan and Kinder Morgan to pay a termination fee to Copano, as described below under "—Termination Fees."

Termination Fees

        The merger agreement provides that Kinder Morgan is required to pay a termination fee of $75 million, which is referred to as the antitrust termination fee, to Copano if:

            (i)  Kinder Morgan or Copano terminates the merger agreement as a result of either (A) a governmental authority issuing a final and nonappealable law, order, injunction, judgment or ruling related to antitrust laws that enjoins, restrains, prevents or prohibits the consummation of the transactions contemplated by the merger agreement or (B) the closing of the merger having not occurred by January 29, 2014 and at the time of such termination either (x) the waiting period applicable to the merger under the HSR Act shall not have terminated or expired or (y) a governmental authority shall have issued a law, order, injunction, judgment or ruling related to antitrust laws that enjoins, restrains, prevents or prohibits the consummation of the transactions contemplated by the merger agreement;

           (ii)  the failure of one or more of the conditions set forth in clauses (B)(x) or (B)(y) above to be satisfied is not primarily caused by any willful breach of the reasonable best efforts covenant in the merger agreement by Copano; and

          (iii)  all other conditions to the obligation of Kinder Morgan and Merger Sub to consummate the merger have been satisfied or waived.

        In the event Kinder Morgan were to fail to comply with its obligations under the merger agreement to use its reasonable best efforts to obtain the necessary governmental clearances to consummate the merger, Copano may be entitled to seek specific performance to enforce Kinder Morgan's obligations and/or seek damages against Kinder Morgan. For a more detailed description of Kinder Morgan's obligations under the merger agreement to obtain the necessary governmental clearances and the procedures related thereto, and the limitations on such obligations, see "—Regulatory Matters." In the event Kinder Morgan were to pay the antitrust termination fee to Copano when required, Kinder Morgan would have no further liability to Copano as further described under "—Remedies; Specific Performance."

        The merger agreement provides that Copano is required to pay a termination fee of $115 million, which is referred to as the termination fee, to Kinder Morgan:

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  if (i) an alternative proposal was publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the date of the special meeting of Copano unitholders called for the purpose of adopting the merger agreement (or, if the special meeting of Copano unitholders did not occur, prior to the date on which the merger agreement was terminated as a result of the failure to consummate the merger prior to January 29, 2014), (ii) the merger agreement is terminated by Copano or Kinder Morgan (A) as a result of the failure to consummate the merger prior to January 29, 2014 or (B) because the merger agreement was not adopted at the special meeting of Copano unitholders called for such purpose, and (iii) Copano enters into a definitive agreement with respect to, or consummates, any alternative proposal during the 12-month period following the date on which the merger agreement is terminated; provided, that for purposes of the payment of the termination fee described above, the term "alternative proposal" has the meaning provided under "—Copano Unitholder Approval," except that the references to "25% or more" will be deemed to be references to "more than 50%;"

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  if Kinder Morgan terminates the merger agreement due to:

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  an adverse recommendation change having occurred;

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  Copano being, prior to the adoption of the merger agreement by Copano unitholders, in willful breach of its obligations to (i) duly call, give notice of and hold a special meeting of its unitholders for the purpose of obtaining unitholder approval of the merger agreement and, through Copano's board of directors, recommend the adoption of the merger agreement to Copano's unitholders or (ii) comply with the requirements described under "The Merger Agreement—No Solicitation by Copano of Alternative Proposals;" other than in the case where (A) such willful breach is a result of an isolated action by a Copano representative (other than a Copano director or officer) and not caused by, or within the knowledge of, Copano and (B) Copano takes appropriate actions to remedy such willful breach upon discovery thereof; or

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  a willful breach by Copano of any of its representations, warranties, covenants or agreements in the merger agreement which (i) results in the failure of certain closing conditions to be satisfied and (ii) is incapable of being cured or, if capable of being cured, has not been cured within 30 days following receipt of written notice of such breach from Kinder Morgan; or

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  if Copano terminates the merger agreement because the merger agreement was not adopted by Copano unitholders at a special meeting of Copano unitholders called for such purpose in a case where an adverse recommendation change has occurred.

Expenses

        Generally, all fees and expenses incurred in connection with the transactions contemplated by the merger agreement will be the obligation of the respective party incurring such fees and expenses, except that Kinder Morgan and Copano will each pay one-half of the expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus.

Conduct of Business Pending the Consummation of the Merger

        Under the merger agreement, each of Kinder Morgan and Copano has undertaken certain covenants that place restrictions on it and its respective subsidiaries from the date of the merger agreement until the earlier of the termination of the merger agreement in accordance with its terms and the effective time, unless the other party gives its prior written consent (which, in certain instances, cannot be unreasonably withheld, conditioned or delayed). In general, each party has agreed to (i) cause its respective business to be conducted in the ordinary course of business consistent with past practice, (ii) use commercially reasonable efforts to preserve intact its respective business organization, (iii) use commercially reasonable efforts to keep in full force and effect all material insurance policies maintained by it, its subsidiaries and its joint ventures, other than changes to such policies made in the ordinary course of business and (iv) use commercially reasonable efforts to comply in all material respects with all applicable laws and the requirements of its respective material contracts.

        Subject to certain exceptions set forth in the merger agreement and the disclosure schedules delivered by Copano to Kinder Morgan in connection with the merger agreement, unless Kinder Morgan consents in writing (which consent cannot be unreasonably withheld, conditioned or delayed), Copano has agreed to certain restrictions limiting its and its respective subsidiaries' ability to, among other things:

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  sell, transfer, lease, farmout or otherwise dispose of any properties or assets that (i) do not generate cash on a recurring basis and have a fair market value in excess of $1 million in the aggregate (except (A) pursuant to certain contracts listed in the disclosure schedules, (B) dispositions of obsolete or worthless equipment that is replaced with comparable or better equipment, (C) transactions in the ordinary course of business consistent with past practice or (D) sales or transfers to Copano or its subsidiaries) and (ii) generate cash on a recurring basis (including securities of Copano's subsidiaries);

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  make any capital expenditures (which includes, among others, any investments by contribution to capital) in excess of $50 million in the aggregate for any fiscal year other than certain capital expenditures set forth on the disclosure schedules or as may be reasonably required to conduct emergency operations or repairs of any well, pipeline or other facility;

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  directly or indirectly acquire (i) any entity, division, business or equity interest of any third party, or (ii) except in the ordinary course of business consistent with past practice, any assets that, in the aggregate, have a purchase price in excess of $50 million;

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  make any loans or advances to any person other than (i) travel, relocation expenses and similar expenses or advances to employees in the ordinary course of business consistent with past practice, (ii) loans and advances to Copano or its subsidiaries and (iii) trade credit granted in the ordinary course of business consistent with past practice;

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  (i) except for in connection with certain contracts relating to indebtedness or commodity derivative instruments entered into in compliance with Copano's risk management policy, certain contracts set forth on the disclosure schedules and (other than in the case of non-competition agreements) as in the ordinary course of business consistent with past practice, enter into material contracts or terminate or amend in any material respect any material Copano contract or (ii) (A) waive any material rights under any material Copano contract, (B) enter into or extend the term or scope of any material Copano contract that materially restricts Copano or any of its subsidiaries from engaging in any line of business or in any geographic area, (C) enter into any material Copano contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the transactions contemplated by the merger agreement, or (D) release any person from, or modify or waive any provision of, any standstill, confidentiality or similar agreement related to the sale of Copano or any of its material subsidiaries;

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  except as required by applicable law (including to avoid the imposition of penalty taxed under Section 409A of the Code), as required by the terms, as of the date of the merger agreement, of certain Copano benefit plans set forth in the disclosure schedules delivered by Copano to Kinder Morgan in connection with the merger agreement, (i) increase the compensation of any executive officer, (ii) pay any bonus or incentive compensation, (iii) grant any new equity or non-equity based compensation award, (iv) enter into, establish, amend or terminate any Copano benefit plan or any other agreement or arrangement which would be a Copano benefit plan if it were in effect on the date of the merger agreement, or (v) fund any Copano benefit plan or trust relating thereto;

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  adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions between wholly owned subsidiaries of Copano); or

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  except as provided under any agreement entered into prior to the date of the merger agreement, pay, discharge, settle or satisfy any suit, action, claims or proceeding, in excess of $1 million individually or $5 million in the aggregate.

        Copano has further agreed that, subject to certain exceptions in the merger agreement and the disclosure schedules delivered by Copano to Kinder Morgan, Copano will not, and will not permit any of its subsidiaries to, among other things, undertake the following actions without the consent of Kinder Morgan (which consent may be withheld in Kinder Morgan's sole discretion):

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  issue, sell, grant, dispose of, accelerate the vesting of or modify, any ownership or other limited liability company interests in Copano, voting securities or equity interests, or any securities convertible into or exchangeable for ownership or other limited liability company interests in Copano, voting securities or equity interests, except that Copano may issue Copano common units upon the exercise of Copano options, unit appreciation rights or phantom units, in each case, which are outstanding as of the date of the merger agreement and upon the conversion of Series A convertible preferred units to Copano common units;

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  redeem, purchase or otherwise acquire any ownership or other limited liability company interests in, voting securities or equity interests, except in connection with the exercise of Copano options or the vesting, settlement or forfeiture of, or tax withholding with respect to, equity or equity-based awards under Copano equity plans and outstanding as of the date of the merger agreement;

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  declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any Copano common units or Series A convertible preferred units, or otherwise make any payments to Copano unitholders in their capacity as such, other than (i) dividends by a subsidiary to its parent, (ii) Copano's regular quarterly distribution up to $0.575 per Copano common unit and (iii) certain distributions in respect of Series A convertible preferred units;

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  split, combine, subdivide or reclassify any Copano common units or Series A convertible preferred units;

  •
  incur, refinance or assume any indebtedness for borrowed money or guarantee any such indebtedness for borrowed money or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Copano or any of its subsidiaries or joint ventures, except that Copano may borrow up to $10 million in the aggregate, and, if doing so would not breach, conflict with or require the consent of any third party, Copano also may:

    •
    borrow under Copano's existing credit facility (and to the extent such credit facility is increased, up to the amount set forth on the disclosure schedules);

    •
    refinance, replace or amend any indebtedness that may default or come due as a result of the transactions (provided, that Copano consults with Kinder Morgan in connection with any such action) or that is required to be repaid or repurchased pursuant to its terms; and

    •
    borrow from or repay a subsidiary, and Copano's subsidiaries may borrow from or repay Copano;

  •
  prepay or repurchase any long-term indebtedness for borrowed money or debt securities of Copano or any of its subsidiaries, other than revolving indebtedness, borrowings from Copano to a subsidiary and repayments or repurchases required pursuant to the terms of such indebtedness or debt securities;

  •
  except as required by applicable law, (i) change its fiscal year or method of tax accounting, (ii) make, change or revoke any material tax election, (iii) settle or compromise any material liability for taxes or (iv) file any material amended tax return;

  •
  make any changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable law; or

  •
  amend Copano's certificate of formation or the Copano LLC agreement.

        Subject to certain exceptions set forth in the merger agreement and the disclosure schedules delivered by Kinder Morgan to Copano in connection with the merger agreement, unless Copano consents in writing (which consent cannot be unreasonably withheld, conditioned or delayed), Kinder Morgan has agreed to certain restrictions limiting its and its subsidiaries' ability to, among other things:

  •
  issue, sell, grant, dispose of, accelerate the vesting of or modify any limited partnership interests in Kinder Morgan, voting securities or equity interests, or any securities convertible into or exchangeable for limited partnership interests in Kinder Morgan, other than in connection with (i) the exercise of certain options that are outstanding on the date of the merger agreement or thereafter granted in accordance with their terms or (ii) a transaction involving the acquisition of assets or equity interests from an affiliate of Kinder Morgan, which is referred to as a drop down transaction;

  •
  redeem, purchase or otherwise acquire any of Kinder Morgan's outstanding limited partnership interests, voting securities or equity interests, except in connection with the exercise of options for Kinder Morgan common units or the vesting, settlement or forfeiture of, or tax withholding with respect to, equity or equity-based awards outstanding on the date of the merger agreement or thereafter granted in accordance with their terms;

  •
  declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any Kinder Morgan common units, or otherwise make any payments to Kinder Morgan's unitholders in their capacity as such other than (i) dividends by a direct or indirect subsidiary to its parent, (ii) Kinder Morgan's regular quarterly dividend and associated distributions to Kinder Morgan GP, (iii) distributions in connection with a drop down transaction or (iv) as described in the disclosure schedules;

  •
  split, combine, subdivide or reclassify any Kinder Morgan common units;

  •
  incur or assume any indebtedness for borrowed money or guarantee any such indebtedness for borrowed money or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Kinder Morgan or any of its subsidiaries or joint ventures, other than (i) aggregate borrowings by Kinder Morgan or any of its subsidiaries up to 10% more than set forth in Kinder Morgan's annual budget for fiscal year 2013, (ii) borrowings in the ordinary course of business consistent with past practice, (iii) borrowings under Kinder Morgan's existing credit facility or any replacement thereof, (iv) refinancing, replacement or amendment of any indebtedness, (v) borrowings from Kinder Morgan or any of its subsidiaries, (vi) borrowings or repayments of borrowings from Kinder Morgan or any of its subsidiaries and guarantees by Kinder Morgan or any of its subsidiaries of indebtedness of Kinder Morgan and its subsidiaries or (vii) in connection with a drop down transaction;

  •
  amend Kinder Morgan's certificate of limited partnership or limited partnership agreement (other than in connection with a drop down transaction or as set forth on the disclosure schedules); or

  •
  adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions between wholly owned subsidiaries of Kinder Morgan or as set forth on the disclosure schedules).

Indemnification; Directors' and Officers' Insurance

        The merger agreement provides that, from and after the effective time, solely to the extent that Copano or any applicable subsidiary of Copano would be permitted to indemnify an indemnified party, Kinder Morgan and the surviving entity will, jointly and severally, to the fullest extent permitted by law, indemnify, defend and hold harmless, and provide advance and reimbursement of reasonable expenses to, all past and present directors, officers and employees of Copano or any of its subsidiaries, solely to the extent that Copano or any applicable subsidiary would be permitted to indemnify such indemnified persons.

        In addition, from and after the effective time and as provided by the merger agreement, Kinder Morgan and the surviving entity will (i) honor the provisions regarding the elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in Copano's certificate of formation and the Copano LLC agreement and comparable governing instruments of any of its subsidiaries immediately prior to the effective time and ensure that the certificate of formation and limited liability company agreement of the surviving entity will, for a period of six years following the effective time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation than are presently set forth in such Copano governing documents and (ii) maintain in effect for six years from the effective time of the merger Copano's current directors' and officers' liability insurance policies covering acts or omissions occurring at or prior to the effective time with respect to such indemnified persons, so long as the surviving entity is not required to expend more than an amount per year equal to 300% of current annual premiums paid by Copano for such insurance. Copano may, in its sole discretion prior to the effective time, purchase a "tail policy" with respect to acts or omissions occurring or alleged to have occurred prior to the effective time that were committed or alleged to have been committed by any past and present directors, officers and employees of Copano or any of its subsidiaries in their capacity as such, so long as the cost of such policy does not exceed six times an amount equal to 300% of the current annual premiums paid by Copano for directors' and officers' liability insurance policies and, if such a "tail policy" is purchased, Kinder Morgan will have no further obligations with respect to maintaining directors' and officers' liability insurance.

 Employee Matters

        Pursuant to the merger agreement, Kinder Morgan has acknowledged that the consummation of the merger will constitute a "change of control" for purposes of the Copano equity plan and certain other Copano benefit plans.

        Pursuant to the merger agreement, Kinder Morgan has agreed that, after completion of the merger, it will, subject to certain exceptions as provided in the merger agreement:

  •
  assume all Copano benefit plans in accordance with their terms as in effect immediately before the effective time; provided, that nothing will limit the right of Copano or Kinder Morgan or any of their respective affiliates to amend or terminate such benefit plans to the extent permitted by their terms;

  •
  for one year following the effective time, provide, or cause to be provided, to each employee of Copano or any of its subsidiaries as of immediately prior to the effective time, for so long as such employee remains an employee of Kinder Morgan, Copano or any of their respective affiliates during such one-year period, (i) base salary or regular hourly wage which is the same as or no less favorable than that provided to such employee immediately before the effective time and (ii) eligibility to participate in the benefit plans (including cash incentive compensation plans) sponsored or maintained by KMI on the same basis as such eligibility to participate is provided to similarly situated employees of KMI;

  •
  maintain Copano's change in control severance plans in accordance with their terms. In addition, in the event that any portion of Copano's assets are sold during the one-year period following the effective time, Kinder Morgan will use its commercially reasonable efforts to ensure that the purchaser of such assets provides the foregoing benefits to the applicable employees who will be employees of the purchaser of such assets through the end of such one-year period;

  •
  for all purposes (including purposes of vesting, eligibility to participate and level of benefits), under the benefit plans of Kinder Morgan and its subsidiaries providing benefits to any employee after the effective time who was an employee of Copano or any of its subsidiaries as of immediately prior to the effective time, credit such employees with their years of service with Copano and its subsidiaries and their respective predecessors before the effective time, to the same extent as such employee was entitled, before the effective time, to credit for such service under any similar Copano benefit plan in which such employee participated or was eligible to participate immediately prior to the effective time; provided that the foregoing will apply to determine the crediting rate under Kinder Morgan's cash balance plan but will not apply with respect to either benefit accrual attributable to any period prior to the effective time under any defined benefit pension plan, or to the extent that its application would result in a duplication of benefits;

  •
  to the extent an employee of Copano or any of its subsidiaries is eligible to participate in a benefit plan of Kinder Morgan and its subsidiaries providing benefits to Copano employees after the effective time, allow such employee to be eligible to participate, without any waiting time, in any and all benefit plans of Kinder Morgan and its subsidiaries providing benefits to Copano employees after the effective time of the same type of any Copano benefit plan that such Copano employee participated in immediately prior to the effective time;

  •
  for purposes of each benefit plan of Kinder Morgan and its subsidiaries providing benefits to Copano employees after the effective time providing medical, dental, pharmaceutical and/or vision benefits to Copano employees, cause all pre-existing condition exclusions and actively-at-work requirements to be waived unless such conditions would not have been waived under the comparable Copano benefit plans in which such employee participated immediately prior to the effective time;

  •
  take into account for purposes of satisfying deductible, coinsurance and maximum out-of-pocket requirements under the benefit plans of Kinder Morgan and its subsidiaries providing benefits to Copano employees after the effective time providing medical, dental, pharmaceutical and/or vision benefits to Copano employees for the applicable plan year any eligible expenses incurred by Copano employees (and his or her covered dependents) under the corresponding Copano benefit plan in which such employee participated immediately prior to the effective time during the portion of the plan year of such Copano benefit plan ending on the date such employee's participation in the corresponding Kinder Morgan benefit plan begins;

  •
  at or as soon as practicable after the effective time, pay to each employee of Copano or any of its subsidiaries who participates in Copano's Management Incentive Compensation Plan as of immediately prior to the effective time, a prorated 2013 annual bonus based on deemed satisfaction of performance goals at target; and

  •
  honor all vacation that is accrued and unused by each employee of Copano or any of its subsidiaries as of immediately prior to the effective time and reflected on the balance sheet of Copano and its subsidiaries in accordance with the terms of Copano's policies as in effect as of immediately prior to the effective time. Upon each such Copano employee's termination of employment with Kinder Morgan and its subsidiaries other than due to voluntary resignation or retirement (unless payment is required by applicable law), such Copano employee will be entitled to a cash payment in respect of any such pre-closing vacation that is then-accrued and unused (at a rate based on such Copano employee's base salary then in effect). All vacation and paid time off that is accrued by Copano employees following the effective time will be subject to the policies of KMI.

Amendment and Waiver

        At any time prior to the effective time, whether before or after adoption of the merger agreement by Copano unitholders, the parties may, by written agreement, amend the merger agreement; provided, however, that following approval of the merger and the other transactions contemplated by the merger agreement by Copano unitholders, no amendment or change to the provisions of the merger agreement will be made which by law would require further approval by Copano unitholders without such approval.

        At any time prior to the effective time, any party to the merger agreement may, to the extent legally allowed:

  •
  waive any inaccuracies in the representations and warranties of any other party contained in the merger agreement;

  •
  extend the time for the performance of any of the obligations or acts of any other party provided for in the merger agreement; or

  •
  waive compliance by any other party with any of the agreements or conditions contained in the merger agreement, as permitted under the merger agreement.

Remedies; Specific Performance

        The merger agreement provides that, in the event Copano pays the termination fee (described under "—Termination Fees") to Kinder Morgan when required, Copano will have no further liability to Kinder Morgan, Merger Sub or Kinder Morgan GP. The merger agreement also provides that, in the event that Kinder Morgan pays the antitrust termination fee (described under "—Termination Fees") to Copano when required, Kinder Morgan will have no further liability to Copano. In addition, notwithstanding any termination of the merger agreement, the merger agreement provides that nothing in the agreement (other than payment of the termination fee and the antitrust termination fee) will relieve any party from any liability for any failure to consummate the transactions when required pursuant to the merger agreement or any party from liability for fraud or a willful breach of any covenant or agreement contained in the merger agreement. The merger agreement also provides that the parties are entitled to obtain an injunction to prevent breaches of the merger agreement and to specifically enforce the merger agreement.

Representations and Warranties

        The merger agreement contains representations and warranties made by Kinder Morgan and Copano. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

  •
  may be intended not as statements of fact or of the condition of the parties to the merger agreement or their respective subsidiaries, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

  •
  have been qualified by disclosures that were made to the other party in connection with the negotiation of the merger agreement, which disclosures may not be reflected in the merger agreement;

  •
  may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

  •
  were made only as of the date of the merger agreement or such other date or dates as may be specified in the merger agreement and are subject to more recent developments.

        The representations and warranties made by both Kinder Morgan and Copano relate to, among other things:

  •
  organization, formation, standing, power and similar matters;

  •
  capital structure;

  •
  approval and authorization of the merger agreement and the transactions contemplated by the merger agreement and any conflicts created by such transactions;

  •
  required consents and approvals of governmental authorities in connection with the transactions contemplated by the merger agreement;

  •
  documents filed with the SEC, financial statements included in those documents and regulatory reports filed with governmental authorities;

  •
  absence of undisclosed liabilities since September 30, 2012;

  •
  absence of certain changes or events from September 30, 2012 through the date of the merger agreement and from the date of the merger agreement through the closing date;

  •
  legal proceedings;

  •
  compliance with applicable laws and permits;

  •
  information supplied in connection with this proxy statement/prospectus;

  •
  tax matters;

  •
  environmental matters;

  •
  contracts of each party;

  •
  property;

  •
  opinion of financial advisor;

  •
  brokers and other advisors;

  •
  state takeover statutes; and

  •
  absence of additional representations and warranties.

        Additional representations and warranties made only by Copano relate to, among other things:

  •
  employee benefits;

  •
  labor matters;

  •
  intellectual property;

  •
  insurance; and

  •
  regulatory matters.

        Additional representations and warranties made only by Kinder Morgan relate to, among other things, financing of the merger.

Issuance of PIK Units; Dividends and Distributions

        The merger agreement provides that any PIK units issued prior to the closing date will be issued as of the close of business on the record date for the distribution of such PIK units. In addition, from the date of the merger agreement until the effective time, each of Kinder Morgan and Copano will coordinate with the other regarding the declaration of any distributions in respect of Kinder Morgan common units, Copano common units and Series A convertible preferred units. The merger agreement also provides that holders of Copano common units and Series A convertible preferred units will receive, for any quarter, either: (i) only distributions in respect of Copano common units or Series A convertible preferred units or (ii) only distributions in respect of Kinder Morgan common units that they receive in exchange therefor in the merger.

Additional Agreements

        The merger agreement also contains covenants relating to cooperation in the preparation of this proxy statement/prospectus and additional agreements relating to, among other things, access to information, notice of specified matters and public announcements. The merger agreement also obligates Kinder Morgan to have Kinder Morgan common units to be issued in connection with the merger approved for listing on the NYSE, subject to official notice of issuance, prior to the date of the consummation of the merger.

THE VOTING AGREEMENT

        The following describes the material provisions of the voting agreement, which is attached as Annex B to this proxy statement/prospectus and which is incorporated herein by reference.

        The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the voting agreement. This summary does not purport to be complete and may not contain all of the information about the voting agreement that is important to you. Kinder Morgan and Copano encourage you to read carefully the voting agreement in its entirety before making any decisions regarding the merger. The voting agreement and this summary of its terms have been included to provide you with information regarding the terms of the voting agreement.

        The voting agreement was entered into simultaneously with the execution of the merger agreement, on January 29, 2013, by and among Copano, Kinder Morgan, Kinder Morgan GP and TPG. As of the date of the voting agreement, TPG was the beneficial owner of 12,897,029 Series A convertible preferred units and no Copano common units. Pursuant to the terms of the voting agreement, TPG agreed to be present (in person or by proxy) and vote (or cause to be voted), to the extent entitled to vote thereon, all of its Series A convertible preferred units and Copano common units, if any: (i) in favor of (A) adoption of the merger agreement and the transactions contemplated thereby and (B) the approval of any proposal to adjourn or postpone the special meeting of Copano unitholders to a later date if there are not sufficient votes for adoption of the merger agreement; (ii) against any alternative proposal; and (iii) against any action or agreement (including any amendment of any agreement) that would, or would reasonably be expected to, prevent or in any material respect impede or delay the consummation of the merger and the other transactions contemplated by the merger agreement. At the close of business on the record date for the special meeting of Copano unitholders, TPG held approximately 15.5 percent of the voting power of Copano.

        TPG also agreed, during the term of the voting agreement, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of any Series A convertible preferred units or Copano common units, or (ii) grant any proxies or powers of attorney or enter into a voting agreement with respect to any Series A convertible preferred units or Copano common units, in each case with respect to the matters set forth the preceding paragraph; provided, that TPG may transfer Series A convertible preferred units or Copano common units to an affiliate of TPG who has agreed to be bound by the terms of the voting agreement.

        In addition, TPG agreed that, as soon as reasonably practicable after receipt from Copano of the notice of a Series A change of control offer, TPG will notify Copano in writing of, and will not revoke, its election to have any and all Series A convertible preferred units held by TPG converted as of immediately prior to the effective time into Copano common units in accordance with the terms and conditions of the Copano LLC agreement. Upon the issuance of Copano common units to TPG, all of TPG's rights under the Series A convertible preferred units will cease and TPG will be the record holder of the number of Copano common units set forth in the notice of a Series A change of control offer.

        TPG's agreement to vote in favor of the merger agreement will remain in effect until the earliest to occur of (i) the date on which the approval of the merger agreement by Copano unitholders is obtained, (ii) January 29, 2014 and (iii) the termination of the merger agreement in accordance with its terms.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

        The following is a discussion of the material U.S. federal income tax consequences of the merger that may be relevant to Copano common unitholders and Kinder Morgan common unitholders. Unless otherwise noted, the legal conclusions set forth in the discussion relating to the consequences of the merger to Copano and its unitholders are the opinion of Wachtell, Lipton, Rosen & Katz, counsel to Copano, as to the material U.S. federal income tax consequences relating to those matters. Unless otherwise noted, the legal conclusions set forth in the discussion relating to the consequences of the merger to Kinder Morgan and its unitholders are the opinion of Bracewell & Giuliani LLP, counsel to Kinder Morgan, as to the material U.S. federal income tax consequences relating to those matters. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the "Treasury Regulations") and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Neither Kinder Morgan nor Copano has sought a ruling from the IRS with respect to any of the tax consequences discussed below, and the IRS would not be precluded from taking positions contrary to those described herein. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and the tax consequences described below.

        This discussion does not purport to be a complete discussion of all U.S. federal income tax consequences of the merger. Moreover, the discussion focuses on Copano common unitholders and Kinder Morgan common unitholders who are individual citizens or residents of the United States (for U.S. federal income tax purposes) and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, employee benefit plans, foreign persons, financial institutions, insurance companies, real estate investment trusts (REITs), individual retirement accounts (IRAs), mutual funds, traders in securities that elect mark-to-market, persons who hold Copano common units or Kinder Morgan common units as part of a hedge, straddle or conversion transaction, persons who acquired Copano common units or Kinder Morgan common units by gift, or directors and employees of Copano that received (or are deemed to receive) Copano common units as compensation or through the exercise (or deemed exercise) of options, unit appreciation rights, phantom units or restricted units granted under a Copano equity incentive plan. Also, the discussion assumes that the Copano common units and Kinder Morgan common units are held as capital assets at the time of the merger. Accordingly, Copano and Kinder Morgan strongly urge each Copano common unitholder and Kinder Morgan common unitholder to consult with, and depend upon, such unitholder's own tax advisor in analyzing the U.S. federal, state, local and foreign tax consequences particular to the unitholder of the merger.

 Tax Opinions Required as a Condition to Closing

        No ruling has been or will be requested from the IRS with respect to the tax consequences of the merger. Instead, Kinder Morgan and Copano will rely on the opinions of their respective counsel regarding the tax consequences of the merger.

        It is a condition of Kinder Morgan's obligation to complete the merger that Kinder Morgan receive an opinion of its counsel, Bracewell & Giuliani LLP, to the effect that for U.S. federal income tax purposes:

  •
  none of Kinder Morgan, Kinder Morgan GP or Merger Sub will recognize any income or gain as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code);

  •
  no gain or loss will be recognized by Kinder Morgan common unitholders as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code); and

  •
  at least ninety percent (90%) of the combined gross income of each of Kinder Morgan and Copano for the most recent four complete calendar quarters ending before the closing date for which the necessary financial information is available are from sources treated as "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

        It is a condition of Copano's obligation to complete the merger that Copano receive an opinion of its counsel, Wachtell, Lipton, Rosen & Katz, to the effect that for U.S. federal income tax purposes, except with respect to fractional units:

  •
  Copano will not recognize any income or gain as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code); and

  •
  no gain or loss will be recognized by Copano common unitholders as a result of the merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code).

        The opinion of Wachtell, Lipton, Rosen & Katz will not extend to any Copano common unitholder who acquired common units from Copano in exchange for property other than cash.

        The opinions of counsel will assume that the merger will be consummated in the manner contemplated by, and in accordance with, the terms set forth in the merger agreement and described in this proxy statement/prospectus. In addition, the tax opinions delivered to Kinder Morgan and Copano at closing will be based upon representations of officers of Kinder Morgan, Kinder Morgan GP, Merger Sub and Copano and any of their respective affiliates. If either Kinder Morgan or Copano waives the receipt of the requisite tax opinion as a condition to closing and the changes to the tax consequences would be material, then this proxy statement/prospectus will be amended and recirculated and unitholder approval will be resolicited. Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, no assurance can be given that the above-described opinions and the opinions and statements made hereafter in this proxy statement/prospectus will be sustained by a court if contested by the IRS.

Assumptions Related to the U.S. Federal Income Tax Treatment of the Merger

        The discussion below assumes that Kinder Morgan will be classified as a partnership for U.S. federal income tax purposes at the time of the merger. Please read the discussion of the opinion of Bracewell & Giuliani LLP that Kinder Morgan is classified as a partnership for U.S. federal income tax purposes under "Material U.S. Federal Income Tax Consequences of Kinder Morgan Common Unit Ownership—Partnership Status" below. The discussion below also assumes that Copano will be classified as a partnership for U.S. federal income tax purposes at the time of the merger. Following the merger, a Copano common unitholder that receives Kinder Morgan common units will be treated as a partner in Kinder Morgan regardless of the U.S. federal income tax classification of Copano.

        Additionally, the discussion below assumes that all of the liabilities of Copano that are deemed assumed by Kinder Morgan in the merger qualify for an exception to the "disguised sale" rules. Copano and Kinder Morgan believe that such liabilities qualify for one or more of the exceptions to the "disguised sale" rules and intend to take the position that neither Copano nor Kinder Morgan will recognize any income or gain as a result of the "disguised sale" rules.

 U.S. Federal Income Tax Treatment of the Merger

        Upon the terms and subject to the conditions set forth in the merger agreement, Merger Sub will merge with and into Copano and all Copano common units will be converted into the right to receive Kinder Morgan common units. For U.S. federal income tax purposes, the merger is intended to be a "merger" of Kinder Morgan and Copano within the meaning of Treasury Regulations promulgated under Section 708 of the Internal Revenue Code, with Kinder Morgan being treated as the continuing partnership and Copano being treated as the terminated partnership.

        Assuming the merger is characterized as such, the following is deemed to occur for U.S. federal income tax purposes: (1) Copano will be treated as if it contributed a portion of its assets (subject to a portion of its liabilities) attributable to the interests of the Copano common unitholders (other than interests attributable to cash paid in lieu of fractional Kinder Morgan common units) to Kinder Morgan in exchange for the issuance to Copano of Kinder Morgan common units, followed by (2) a deemed liquidation of Copano in which the Kinder Morgan common units are distributed to the Copano common unitholders in exchange for their Copano common units and the remaining portion of Copano's assets (subject to the remaining portion of its liabilities) are distributed to Kinder Morgan in liquidation of its interest in Copano and the interest attributable to the cash paid in lieu of fractional Kinder Morgan common units (the "Assets-Over Form").

        The remainder of this discussion, except as otherwise noted, assumes that the merger and the transactions contemplated thereby will be treated for U.S. federal income tax purposes in the manner described above.

Tax Consequences of the Merger to Copano and Its Unitholders

        Except as described below with respect to a net decrease in a Copano common unitholder's share of nonrecourse liabilities and subject to the discussion below with respect to fractional common units, no gain or loss will be recognized by a Copano common unitholder for U.S. federal income tax purposes as a result of the merger.

        Possible Taxable Gain to Certain Copano Common Unitholders from Reallocation of Nonrecourse Liabilities.    As a partner in Copano, a Copano common unitholder is entitled to include the nonrecourse liabilities of Copano attributable to its Copano common units in the tax basis of its Copano common units. As a partner in Kinder Morgan after the merger, a Copano common unitholder will be entitled to include the nonrecourse liabilities of Kinder Morgan attributable to the Kinder Morgan common units received in the merger in the tax basis of such units received. The nonrecourse liabilities of Kinder Morgan will include the nonrecourse liabilities of Copano after the merger. The amount of nonrecourse liabilities attributable to a Copano common unit or a Kinder Morgan common unit is determined under complex regulations under Section 752 of the Internal Revenue Code.

        If the nonrecourse liabilities attributable to the Kinder Morgan common units received by a Copano common unitholder in the merger exceed the nonrecourse liabilities attributable to the Copano common units surrendered by the Copano common unitholder in the merger, the former Copano common unitholder's tax basis in the Kinder Morgan common units received will be correspondingly higher than the unitholder's tax basis in the Copano common units surrendered. If the nonrecourse liabilities attributable to the Kinder Morgan common units received by a Copano common unitholder in the merger are less than the nonrecourse liabilities attributable to the Copano common units surrendered by the Copano common unitholder in the merger, the former Copano common unitholder's tax basis in the Kinder Morgan common units received will be correspondingly lower than the unitholder's tax basis in the Copano common units surrendered.

        Kinder Morgan and Copano expect that the nonrecourse liabilities attributable to the Kinder Morgan common units received by a Copano common unitholder in the merger will be less than the nonrecourse liabilities attributable to the Copano common units surrendered by the Copano common unitholder in the merger. If the resulting reduction in a Copano common unitholder's share of nonrecourse liabilities exceeds such Copano common unitholder's tax basis in the Copano common units surrendered, such Copano common unitholder will recognize taxable gain in an amount equal to such excess. Kinder Morgan and Copano expect that most Copano common unitholders will not recognize gain in this manner, except for certain Copano common unitholders that acquired Copano common units prior to April 1, 2006 or between August 1, 2008 and July 31, 2009, referred to in this discussion as the "affected Copano common unitholders." The amount and effect of any gain that may be recognized by an affected Copano common unitholder will depend on the affected Copano common unitholder's particular situation, including whether the affected Copano common unitholder owns additional Copano common units that were acquired outside of the time periods referenced above and the ability of the affected Copano common unitholder to utilize any suspended passive losses. Depending on these factors, any particular affected Copano common unitholder may, or may not, be able to offset all or a portion of any gain recognized by such unitholders.

        The application of the rules governing the allocation of nonrecourse liabilities in the context of the merger is complex and subject to uncertainty. There can be no assurance a Copano common unitholder will not recognize gain as a result of a net decrease in the amount of nonrecourse liabilities allocable to a Copano common unitholder as a result of the merger.

        Gain or Loss from Cash Received in Lieu of Fractional Kinder Morgan Common Units.    Under applicable Treasury Regulations, cash received in lieu of a fractional Kinder Morgan common unit will be respected as a sale of part of a Copano common unitholder's Copano common units to Kinder Morgan that occurs as part of the merger if, among other requirements, the Copano common unitholder consents to treat that portion of the transaction as a sale. The merger agreement provides that each Copano common unitholder shall be deemed to have consented for U.S. federal income tax purposes to report the cash received in lieu of a fractional Kinder Morgan common unit in the merger as a sale of the applicable portion of the Copano common unitholder's Copano common units to Kinder Morgan immediately prior to the merger under applicable Treasury Regulations. There is some uncertainty as to whether such a deemed consent is effective under those Treasury Regulations. Kinder Morgan and Copano believe that such deemed consent should be effective and intend to take the position that such deemed consent is effective. Assuming such deemed consent is effective, a Copano common unitholder who receives cash in lieu of a fractional Kinder Morgan common unit in the merger will generally recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis allocable to such fractional Kinder Morgan common unit.

        If such deemed consent is not effective, Kinder Morgan and Copano believe that Copano would be treated as if it sold a portion of its assets to Kinder Morgan for the cash deemed received plus a portion of its liabilities deemed assumed by Kinder Morgan. Any resulting gain recognized from this sale would be allocated to all the Copano unitholders for U.S. federal income tax purposes, whether or not they receive any of the cash. As a result, a Copano common unitholder could be allocated taxable gain from this sale that exceeds the amount, if any, of the cash he receives in lieu of a fractional Kinder Morgan common unit. Kinder Morgan and Copano believe that the amount of any such gain allocated to a Copano common unitholder would not be material.

        Tax Basis and Holding Period of the Kinder Morgan Common Units Received.    A Copano common unitholder's initial tax basis in its Copano common units consisted of the amount the Copano common unitholder paid for the Copano common units plus the Copano common unitholder's share of Copano's nonrecourse liabilities. That basis has been and will be increased by the Copano common unitholder's share of income and by any increases in the Copano common unitholder's share of nonrecourse liabilities. That basis has been and will be decreased, but not below zero, by distributions, by the Copano common unitholder's share of losses, by any decreases in the Copano common unitholder's share of nonrecourse liabilities and by the Copano common unitholder's share of expenditures that are not deductible in computing taxable income and are not required to be capitalized.

        A Copano common unitholder's initial aggregate tax basis in Kinder Morgan common units the Copano common unitholder will receive in the merger will be equal to the Copano common unitholder's adjusted tax basis in the Copano common units exchanged therefor, decreased by (i) any basis attributable to the Copano common unitholder's share of Copano's nonrecourse liabilities and (ii) any basis allocable to fractional Kinder Morgan common units if such Copano common unitholder receives cash in lieu of the distribution of fractional Kinder Morgan common units in the merger, and increased by the Copano common unitholder's share of Kinder Morgan's nonrecourse liabilities immediately after the merger. In addition, a Copano common unitholder's tax basis in the Kinder Morgan common units received will be increased by the amount of any income or gain recognized by the Copano common unitholder pursuant to the transactions contemplated by the merger (other than gain recognized with respect to cash received by such Copano common unitholder in lieu of fractional Kinder Morgan common units).

        As a result of the Assets-Over Form, a Copano common unitholder's holding period in the Kinder Morgan common units received in the merger will not be determined by reference to its holding period in the Copano common units exchanged therefor. Instead, a Copano common unitholder's holding period in the Kinder Morgan common units received in the merger that are attributable to Copano's capital assets or assets used in its business as defined in Section 1231 of the Internal Revenue Code will include Copano's holding period in those assets. The holding period for Kinder Morgan common units received by a Copano common unitholder attributable to other assets of Copano, such as inventory and receivables, or to Kinder Morgan common units deemed received in a taxable transfer will begin on the day following the merger.

        Effect of Termination of Copano's Tax Year at Closing of Merger.    Copano uses the year ending December 31 as its taxable year and the accrual method of accounting for U.S. federal income tax purposes. At the effective time of the merger, Copano will be treated as a terminated partnership under Section 708 of the Internal Revenue Code. As a result of the merger, Copano's taxable year will end as of the date of the merger, and Copano will be required to file a final U.S. federal income tax return for the taxable year ending upon the effective date of the merger. Each Copano common unitholder will receive a Schedule K-1 from Copano for the taxable year ending upon the effective date of the merger and will be required to include in income its share of income, gain, loss and deduction for this period. In addition, a Copano common unitholder who has a taxable year ending on a date other than December 31 and after the date the merger is effected must include its share of income, gain, loss and deduction in income for its taxable year, with the result that the Copano common unitholder will be required to include in income for its taxable year its share of more than one year of income, gain, loss and deduction from Copano.

Tax Consequences of the Merger to Kinder Morgan and Its Unitholders

        Neither Kinder Morgan nor its unitholders will recognize any income or gain for U.S. federal income tax purposes as a result of the merger other than any gain recognized as a result of decreases in partnership liabilities pursuant to Section 752 of the Internal Revenue Code. Each Kinder Morgan unitholder's share of Kinder Morgan's nonrecourse liabilities will be recalculated following the merger. Any resulting increase or decrease in a Kinder Morgan unitholder's nonrecourse liabilities will result in a corresponding increase or decrease in such unitholder's adjusted tax basis in its Kinder Morgan common units. A reduction in a unitholder's share of nonrecourse liabilities may, under certain circumstances, result in the recognition of taxable gain by a Kinder Morgan unitholder. While there can be no assurance, Kinder Morgan and Copano do not expect any Kinder Morgan common unitholders to recognize gain in this manner.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF KINDER MORGAN COMMON UNIT OWNERSHIP

        This section summarizes the material U.S. federal income tax consequences that may be relevant to owning Kinder Morgan common units received in the merger and, unless otherwise noted in the following discussion, is the opinion of Bracewell & Giuliani LLP insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code, existing and proposed Treasury Regulations and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to Kinder Morgan include its operating partnerships, which consist of Kinder Morgan Operating L.P. "A", Kinder Morgan Operating L.P. "B", Kinder Morgan Operating L.P. "C", Kinder Morgan Operating L.P. "D" and Kinder Morgan CO2 Company, L.P.

        The following discussion does not address all U.S. federal income tax matters affecting Kinder Morgan or its unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States (for U.S. federal income tax purposes), whose functional currency is the U.S. dollar and who holds units as capital assets (generally, property held for investment). This section has only limited application to corporations, partnerships (and entities treated as partnerships for U.S. federal income tax purposes), estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, employee benefit plans, foreign persons, financial institutions, insurance companies, real estate investment trusts (REITs), individual retirement accounts (IRAs), mutual funds, dealers and persons entering into hedging transactions. Accordingly, Kinder Morgan urges each prospective unitholder to consult, and depend upon, such unitholder's tax advisor in analyzing the U.S. federal, state, local and foreign tax consequences particular to that unitholder resulting from the ownership or disposition of common units.

        No ruling has been or will be requested from the IRS regarding any matter affecting Kinder Morgan following the merger or the consequences of owning Kinder Morgan common units received in the merger. Instead, Kinder Morgan will rely on opinions of Bracewell & Giuliani LLP. Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will be borne indirectly by its unitholders and its general partner because the costs will reduce the cash available for distribution. Furthermore, the tax treatment of Kinder Morgan, or of an investment in Kinder Morgan, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

        For the reasons described below, Bracewell & Giuliani LLP has not rendered an opinion with respect to the following specific U.S. federal income tax issues:

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  the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "—Tax Consequences of Common Unit Ownership—Treatment of Short Sales");

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  whether Kinder Morgan's monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "—Disposition of Common Units—Allocations Between Transferors and Transferees");

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  whether Kinder Morgan's method for depreciating Section 743 adjustments is sustainable in certain cases (please read "—Tax Consequences of Common Unit Ownership—Section 754 Election"); and

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  whether a Copano common unitholder will be able to utilize suspended passive losses related to its Copano common units to offset income from Kinder Morgan (please read "—Tax Consequences of Common Unit Ownership—Limitations on Deductibility of Losses").

Partnership Status

        A partnership is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his U.S. federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner, unless the amount of cash distributed to him is in excess of the partner's adjusted basis in his partnership interest.

        Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation, storage and marketing of any mineral or natural resource, including crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. Kinder Morgan estimates that less than 5% of its current gross income is not qualifying income. Based upon and subject to this estimate, the factual representations made by Kinder Morgan, Kinder Morgan GP and its delegate, Kinder Morgan Management, and a review of the applicable legal authorities, Bracewell & Giuliani LLP is of the opinion that at least 90% of Kinder Morgan's current gross income constitutes qualifying income. The portion of Kinder Morgan's income that is qualifying income may change from time to time.

        No ruling has been or will be sought from the IRS, and the IRS has made no determination, as to Kinder Morgan's status or the status of its operating partnerships for U.S. federal income tax purposes or whether Kinder Morgan's operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, Kinder Morgan will rely on the opinion of Bracewell & Giuliani LLP on such matters. It is the opinion of Bracewell & Giuliani LLP that, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings and court decisions and the representations described below, Kinder Morgan and its operating partnerships will be classified as partnerships for U.S. federal income tax purposes.

        In rendering its opinion, Bracewell & Giuliani LLP has relied on factual representations made by Kinder Morgan, Kinder Morgan GP and its delegate, Kinder Morgan Management. The representations upon which Bracewell & Giuliani LLP has relied include:

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  neither Kinder Morgan nor any of its operating partnerships has elected or will elect to be treated as a corporation;

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  for each taxable year, more than 90% of Kinder Morgan's gross income has been and will be income that Bracewell & Giuliani LLP has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code; and

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  each commodity hedging transaction that Kinder Morgan treats as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable

    Treasury Regulations, and has been and will be associated with oil, gas or products thereof that are held or to be held by Kinder Morgan in activities that Bracewell & Giuliani LLP has opined or will opine result in qualifying income.

        Kinder Morgan believes that these representations have been true in the past and expect that these representations will continue to be true in the future.

        If Kinder Morgan fails to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, in which case the IRS may also require Kinder Morgan to make adjustments with respect to its unitholders or pay other amounts, Kinder Morgan will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which Kinder Morgan fails to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in Kinder Morgan. This deemed contribution and liquidation should be tax-free to unitholders and Kinder Morgan so long as, at that time, Kinder Morgan does not have liabilities in excess of the tax basis of its assets. Thereafter, Kinder Morgan would be treated as a corporation for U.S. federal income tax purposes.

        If Kinder Morgan were taxed as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to its unitholders, and its net income would be taxed to Kinder Morgan at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of Kinder Morgan's current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

        The discussion below is based on Bracewell & Giuliani LLP's opinion that Kinder Morgan will be classified as a partnership for U.S. federal income tax purposes.

Limited Partner Status

        Unitholders who have become limited partners of Kinder Morgan will be treated as partners of Kinder Morgan for U.S. federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Kinder Morgan for U.S. federal income tax purposes.

        A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for U.S. federal income tax purposes. Please read "—Tax Consequences of Common Unit Ownership—Treatment of Short Sales."

        Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for U.S. federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for U.S. federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in Kinder Morgan. The references to "unitholders" in the discussion that follows are to persons who are treated as partners in Kinder Morgan for U.S. federal income tax purposes.

 Tax Consequences of Common Unit Ownership

        Flow-Through of Taxable Income.    Subject to the discussion below under "—Entity Level Collections," Kinder Morgan will not pay any U.S. federal income tax. Instead, each unitholder will be required to report on his income tax return his share of Kinder Morgan's income, gains, losses and deductions without regard to whether Kinder Morgan makes cash distributions to him. Consequently, Kinder Morgan may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of Kinder Morgan's income, gains, losses and deductions for Kinder Morgan's taxable year ending with or within his taxable year. Kinder Morgan's taxable year ends on December 31.

        Treatment of Distributions.    Distributions by Kinder Morgan to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Kinder Morgan's cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "—Disposition of Common Units" below. Any reduction in a unitholder's share of Kinder Morgan's liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution by Kinder Morgan of cash to that unitholder. To the extent Kinder Morgan's distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "—Tax Consequences of Common Unit Ownership—Limitations on Deductibility of Losses."

        A decrease in a unitholder's percentage interest in Kinder Morgan because of Kinder Morgan's issuance of additional units will decrease his share of Kinder Morgan's nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of Kinder Morgan's "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with Kinder Morgan in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder's tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

        Basis of Common Units.    Please read "Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to Copano and Its Unitholders—Tax Basis and Holding Period of Kinder Morgan Common Units Received" for a discussion of how to determine the initial tax basis of Kinder Morgan common units received in the merger. That basis will be increased by his share of Kinder Morgan's income and by any increases in his share of Kinder Morgan's nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from Kinder Morgan, by the unitholder's share of Kinder Morgan's losses, by any decreases in his share of Kinder Morgan's nonrecourse liabilities and by his share of Kinder Morgan's expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of Kinder Morgan's debt that is recourse to Kinder Morgan's general partner, but will have a share, generally based on his share of profits, of Kinder Morgan's nonrecourse liabilities. Please read "—Disposition of Common Units—Recognition of Gain or Loss."

        Limitations on Deductibility of Losses.    The deduction by a unitholder of his share of Kinder Morgan's losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust or corporate unitholder (if more than 50% of the value of the corporate unitholder's stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be "at risk" with respect to Kinder Morgan's activities, if that is less than his tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such unitholder's tax basis in his common units. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

        In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of Kinder Morgan's nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in Kinder Morgan, is related to the unitholder or can look only to the units for repayment. A unitholder's at-risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of Kinder Morgan's nonrecourse liabilities.

        In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitation generally provides that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitation is applied separately with respect to each publicly traded partnership. Consequently, any passive losses Kinder Morgan generates will be available to offset only Kinder Morgan's passive income generated in the future and will not be available to offset income from other passive activities or investments, including Kinder Morgan's investments or a unitholder's investments in other publicly traded partnerships, or a unitholder's salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of income Kinder Morgan generates may be deducted in full when he disposes of his entire investment in Kinder Morgan in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

        A unitholder's share of Kinder Morgan's net income may be offset by any of Kinder Morgan's suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

        There is no guidance as to whether suspended passive activity losses of Copano common units will be available to offset passive activity income that is allocated from Kinder Morgan after the merger to a former Copano common unitholder. The IRS may contend that since Kinder Morgan is not the same partnership as Copano, the passive loss limitation rules would not allow a former Copano unitholder to utilize such losses until such time as all of the former Copano common unitholder's Kinder Morgan common units are sold. A Kinder Morgan unitholder may take the position, however, that Kinder Morgan should be deemed a continuation of Copano for this purpose such that any suspended Copano losses would be available to offset Kinder Morgan taxable income allocated to such unitholder. Because of the lack of guidance with respect to this issue, Bracewell & Giuliani LLP is unable to opine as to whether suspended passive activity losses arising from Copano activities will be available to offset Kinder Morgan taxable income allocated to a former Copano common unitholder following the merger. If a unitholder has losses with respect to Copano common units, it is urged to consult its own tax advisor.

        Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

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  interest on indebtedness properly allocable to property held for investment;

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  Kinder Morgan's interest expense attributed to portfolio income; and

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  the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

        The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the investment interest deduction limitation. In addition, the unitholder's share of Kinder Morgan's portfolio income will be treated as investment income.

        Entity-Level Collections.    If Kinder Morgan or Kinder Morgan GP are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder, Kinder Morgan GP or any former unitholder, Kinder Morgan is authorized to pay those taxes from Kinder Morgan's funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, Kinder Morgan is authorized to treat the payment as a distribution to all current unitholders. Kinder Morgan is authorized to amend its partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under Kinder Morgan's partnership agreement is maintained as nearly as is practicable. Payments by Kinder Morgan as described above could give rise to an overpayment of tax on behalf of an individual unitholder, in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

        Allocation of Income, Gain, Loss and Deduction.    In general, if Kinder Morgan has a net profit, Kinder Morgan's items of income, gain, loss and deduction will be allocated among its general partner and the unitholders, other than owners of i-units, in accordance with their percentage interests in Kinder Morgan. A class of Kinder Morgan's unitholders that receives more cash than another class, other than i-units, on a per unit basis, with respect to a year, will be allocated gross income equal to that excess. At any time that incentive distributions are made to Kinder Morgan's general partner, gross income will be allocated to the general partner to the extent of these distributions. If Kinder Morgan has a net loss, that loss will generally be allocated, first, to Kinder Morgan's general partner and the unitholders, other than owners of i-units, in accordance with their percentage interests in Kinder Morgan to the extent of their positive capital accounts and, second, to Kinder Morgan's general partner.

        Specified items of Kinder Morgan's income, gain, loss and deduction will be allocated under Section 704(c) of the Internal Revenue Code to account for (i) any difference between the tax basis and fair market value of Kinder Morgan's assets at the time of an offering and (ii) any difference between the tax basis and fair market value of any property contributed to Kinder Morgan that exists at the time of such contribution, together referred to in this discussion as "Contributed Property." The effect of these allocations, referred to as "Section 704(c) Allocations," to a unitholder purchasing common units from Kinder Morgan in an offering will be essentially the same as if the tax bases of Kinder Morgan's assets were equal to their fair market value at the time of such offering. Former Copano common unitholders that receive Kinder Morgan common units in the merger will receive the Section 704(c) Allocations that otherwise would have been allocated to Copano pursuant to Section 704(c) of the Internal Revenue Code. Under these rules for example, following the merger in the event that Kinder Morgan divests itself of certain assets formerly owned by Copano (including through a distribution of such assets), all or a portion of any gain recognized as a result of a divestiture of such assets may be required to be allocated to the former Copano common unitholders. In addition, a former Copano common unitholder may also be required to recognize its share of Copano's remaining "built-in gain" upon certain distributions by Kinder Morgan to that unitholder of other Kinder Morgan property (other than money) within seven years following the merger. No special distributions will be made to the former Copano common unitholders with respect to any tax liability from such transactions.

        In the event Kinder Morgan issues additional common units or engages in certain other transactions in the future, Kinder Morgan will make "Reverse Section 704(c) Allocations," similar to the Section 704(c) Allocations described above, to all holders of partnership interests immediately prior to such issuance or other transactions to account for the difference between the "book" basis for purposes of maintaining capital accounts and the fair market value of all property held by Kinder Morgan at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although Kinder Morgan does not expect that its operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of Kinder Morgan's income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

        An allocation of items of Kinder Morgan's income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the "Book-Tax Disparity," will generally be given effect for U.S. federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's share of an item will be determined on the basis of his interest in Kinder Morgan, which will be determined by taking into account all the facts and circumstances, including his relative contributions to Kinder Morgan, the interests of all the partners in profits and losses, the interest of all the partners in cash flow, and the rights of all partners to distributions of capital upon liquidation.

        Bracewell & Giuliani LLP is of the opinion that, with the exception of the issues described in "—Tax Consequences of Common Unit Ownership—Section 754 Election," "—Uniformity of Units" and "—Disposition of Common Units—Allocations Between Transferors and Transferees," allocations under Kinder Morgan's partnership agreement will be given effect for U.S. federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

        Treatment of Short Sales.    A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any of Kinder Morgan's income, gain, deduction or loss with respect to those common units would not be reportable by the unitholder, any cash distributions received by the unitholder as to those units would be fully taxable and all of these distributions would appear to be ordinary income.

        Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Bracewell & Giuliani LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS previously has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read "—Disposition of Common Units—Recognition of Gain or Loss."

        Alternative Minimum Tax.    Each unitholder will be required to take into account his distributive share of any items of Kinder Morgan's income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

        Tax Rates.    Beginning January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) of individuals is 20%. These rates are subject to change by new legislation at any time.

        A 3.8% Medicare tax on certain net investment income earned by individuals, estates, and trusts applies for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder's allocable share of Kinder Morgan's income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder's net investment income from all investments, or (ii) the amount by which the unitholder's modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

        Section 754 Election.    Kinder Morgan has made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS, unless there is a constructive termination of the partnership. Please read "—Disposition of Common Units—Constructive Termination." The election generally permits Kinder Morgan to adjust a common unit purchaser's tax basis in its assets, which is referred to as the inside basis, under Section 743(b) of the Internal Revenue Code to reflect his purchase price. The Section 743(b) adjustment does not apply to a person who purchases common units directly from Kinder Morgan, and it belongs only to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder's inside basis in Kinder Morgan's assets will be considered to have two components: (i) his share of Kinder Morgan's tax basis in its assets, which is referred to as the common basis, and (ii) his Section 743(b) adjustment to that basis.

        Where the remedial allocation method is adopted (which Kinder Morgan generally has adopted as to its properties), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property subject to depreciation under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property's unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining-balance method. If Kinder Morgan elects a method other than the remedial method, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the inside basis in such properties. Under Kinder Morgan's partnership agreement, its general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. If Kinder Morgan elects a method other than the remedial method with respect to a goodwill property, the common basis of such property is not amortizable. Please read "—Uniformity of Common Units."

        Although Bracewell & Giuliani LLP is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, Kinder Morgan intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property's unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of Kinder Morgan's assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, Kinder Morgan will apply the rules described in the Treasury Regulations and legislative history. If Kinder Morgan determines that this position cannot reasonably be taken, Kinder Morgan may take a depreciation or amortization position under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in Kinder Morgan's assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "—Uniformity of Common Units." A unitholder's tax basis for his common units is reduced by his share of Kinder Morgan's deductions (whether or not such deductions were claimed on an individual's income tax return) so that any position Kinder Morgan takes that understates deductions will overstate the unitholder's basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read "—Disposition of Common Units—Recognition of Gain or Loss." The IRS may challenge Kinder Morgan's position with respect to depreciating or amortizing the Section 743(b) adjustment Kinder Morgan takes to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions. Please read "—Uniformity of Common Units."

        A Section 754 election is advantageous if the transferee's tax basis in his common units is higher than the units' share of the aggregate tax basis of Kinder Morgan's assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of Kinder Morgan's assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his common units is lower than those units' share of the aggregate tax basis of Kinder Morgan's assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in Kinder Morgan if Kinder Morgan has a substantial built-in loss immediately after the transfer, or if Kinder Morgan distributes property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

        The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of Kinder Morgan's assets and other matters. For example, the allocation of the Section 743(b) adjustment among Kinder Morgan's assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by Kinder Morgan to its tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally non-amortizable or amortizable over a longer period of time or under a less accelerated method than Kinder Morgan's tangible assets. Kinder Morgan cannot assure you that the determinations it makes will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in Kinder Morgan's opinion, the expense of compliance exceed the benefit of the election, Kinder Morgan may seek permission from the IRS to revoke its Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

        Accounting Method and Taxable Year.    Kinder Morgan uses the year ending December 31 as its taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income his share of Kinder Morgan's income, gain, loss and deduction for Kinder Morgan's taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of Kinder Morgan's taxable year but before the close of his taxable year must include his share of Kinder Morgan's income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in his taxable income for his taxable year his share of more than twelve months of Kinder Morgan's income, gain, loss and deduction. Please read "—Disposition of Common Units—Allocations Between Transferors and Transferees."

        Tax Basis, Depreciation and Amortization.    The tax basis of Kinder Morgan's assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The U.S. federal income tax burden associated with the difference between the fair market value of Kinder Morgan's assets and their tax basis immediately prior to an offering of new units will be borne by Kinder Morgan's partners holding interests in Kinder Morgan prior to such offering. Please read "—Tax Consequences of Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction."

        To the extent allowable, Kinder Morgan may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Kinder Morgan may not be entitled to any amortization deductions with respect to certain goodwill properties held by Kinder Morgan at the time of any future offering. Please read "—Uniformity of Units." Property Kinder Morgan subsequently acquires or constructs may be depreciated using accelerated methods permitted by the Internal Revenue Code.

        If Kinder Morgan disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property Kinder Morgan owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in Kinder Morgan. Please read "—Tax Consequences of Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction" and "—Disposition of Common Units—Recognition of Gain or Loss."

        The costs Kinder Morgan incurs in selling its units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon its termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by Kinder Morgan, and as syndication expenses, which may not be amortized by Kinder Morgan. The underwriting discounts and commissions Kinder Morgan incurs will be treated as syndication expenses.

        Valuation and Tax Basis of Kinder Morgan's Properties.    The U.S. federal income tax consequences of the ownership and disposition of common units will depend in part on Kinder Morgan's estimates of the relative fair market values, and the initial tax bases, of its assets. Although Kinder Morgan may from time to time consult with professional appraisers regarding valuation matters, Kinder Morgan will make many of the relative fair market value estimates itself. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determination of basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

        Recognition of Gain or Loss.    Gain or loss will be recognized on a sale of common units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of Kinder Morgan's nonrecourse liabilities. Because the amount realized includes a unitholder's share of Kinder Morgan's nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

        Prior distributions from Kinder Morgan in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price received is less than his original cost.

        Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of common units held for more than twelve months will generally be taxed at a maximum U.S. federal income tax rate of 20%. In addition, all or a portion of the gain realized by a unitholder on the sale or exchange of a common unit, regardless of whether the common unit was held for more than twelve months, will generally be subject to a 3.8% Medicare tax. Please read "—Tax Consequences of Common Unit Ownership—Tax Rates." However, a portion, which will likely be substantial, of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" Kinder Morgan owns. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a common unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

        The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner's tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner's entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific common units sold for purposes of determining the holding period of common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

        Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

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  a short sale;

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  an offsetting notional principal contract; or

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  a futures or forward contract with respect to the partnership interest or substantially identical property.

        Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

        Allocations Between Transferors and Transferees.    In general, Kinder Morgan's taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders, other than owners of i-units, in proportion to the number of units owned by each of them as of the opening of the NYSE on the first business day of the month, which is referred to as the Allocation Date. However, gain or loss realized on a sale or other disposition of Kinder Morgan's assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

        Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. The Department of the Treasury and the IRS have issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method Kinder Morgan has adopted. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Bracewell & Giuliani LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations or only applies to transfers of less than all of the unitholder's interest, Kinder Morgan's taxable income or losses might be reallocated among the unitholders. Kinder Morgan is authorized to revise its method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

        A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of Kinder Morgan's income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

        Notification Requirements.    A unitholder who sells any of his common units generally is required to notify Kinder Morgan in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify Kinder Morgan in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, Kinder Morgan is required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify Kinder Morgan of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

        Constructive Termination.    Kinder Morgan will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in Kinder Morgan's capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of Kinder Morgan's taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of Kinder Morgan's taxable year may result in more than twelve months of Kinder Morgan's taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in Kinder Morgan filing two tax returns (and unitholders could receive two Schedules K-1 if the relief discussed below is not available) for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. Kinder Morgan would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of Kinder Morgan's deductions for depreciation. A termination could also result in penalties if Kinder Morgan were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject Kinder Morgan to, any tax legislation enacted before the termination. The IRS has recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests, and the IRS grants, special relief, the partnership will be required to provide only a single Schedule K-1 to unitholders for the tax years in which the termination occurs, among other things.

Uniformity of Common Units

        Because Kinder Morgan cannot match transferors and transferees of common units, Kinder Morgan must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these units. In the absence of uniformity, Kinder Morgan may be unable to completely comply with a number of U.S. federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any

non-uniformity could have a negative impact on the value of the common units. Please read "—Tax Consequences of Common Unit Ownership—Section 754 Election."

        Kinder Morgan intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property's unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable, consistent with the Treasury Regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of Kinder Morgan's assets. Please read "—Tax Consequences of Common Unit Ownership—Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, Kinder Morgan will apply the rules described in the Treasury Regulations and legislative history. If Kinder Morgan determines that this position cannot reasonably be taken, Kinder Morgan may adopt a depreciation and amortization position under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable methods and lives as if they had purchased a direct interest in Kinder Morgan's property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if Kinder Morgan determines that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If Kinder Morgan chooses not to utilize this aggregate method, Kinder Morgan may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. Kinder Morgan's counsel, Bracewell & Giuliani LLP, is unable to opine on the validity of any of these positions. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "—Disposition of Common Units—Recognition of Gain or Loss."

Tax-Exempt Organizations and Other Investors

        Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax exempt entity or a non-U.S. person, you should consult your tax advisor before investing in Kinder Morgan's common units.

        Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Virtually all of Kinder Morgan's income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

        Non-resident aliens and foreign corporations, trusts or estates that own common units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file U.S. federal tax returns to report their share of Kinder Morgan's income, gain, loss or deduction and pay U.S. federal income tax at regular rates on their share of Kinder Morgan's net income or gain.

        Moreover, under rules applicable to publicly traded partnerships, Kinder Morgan will withhold, at the highest applicable effective tax rate, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to Kinder Morgan's transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require Kinder Morgan to change these procedures.

        In addition, because a foreign corporation that owns common units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of Kinder Morgan's income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

        A foreign unitholder who sells or otherwise disposes of a unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS interpreting the scope of "effectively connected income," a foreign unitholder would be considered to be engaged in a trade or business in the United States by virtue of the U.S. activities of the partnership, and part or all of that unitholder's gain would be effectively connected with that unitholder's indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of Kinder Morgan's common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of Kinder Morgan's assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the 5-year period ending on the date of disposition. Currently, more than 50% of Kinder Morgan's assets consist of U.S. real property interests and Kinder Morgan does not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to U.S. federal income tax on gain from the sale or disposition of their units.

Administrative Matters

        Information Returns and Audit Procedures.    Kinder Morgan intends to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of Kinder Morgan's income, gain, loss and deduction for Kinder Morgan's preceding taxable year. In preparing this information, which will not be reviewed by counsel, Kinder Morgan will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder's share of income, gain, loss and deduction. Kinder Morgan cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither Kinder Morgan nor Bracewell & Giuliani LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the common units.

        The IRS may audit Kinder Morgan's U.S. federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of his return. Any audit of a unitholder's return could result in adjustments not related to Kinder Morgan's returns as well as those related to Kinder Morgan's returns.

        Partnerships generally are treated as separate entities for purposes of U.S. federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. Kinder Morgan's partnership agreement names Kinder Morgan GP as Kinder Morgan's Tax Matters Partner.

        The Tax Matters Partner has made and will make some elections on Kinder Morgan's behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in Kinder Morgan's returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in Kinder Morgan to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

        A unitholder must file a statement with the IRS identifying the treatment of any item on his U.S. federal income tax return that is not consistent with the treatment of the item on Kinder Morgan's return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

        Additional Withholding Requirements.    Withholding taxes may be imposed under the Foreign Account Tax Compliance Act, which is referred to as FATCA, on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on any interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States, which is referred to as FDAP Income, or gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States paid to a foreign financial institution or non-financial entity unless (i) the foreign financial institution (for which purposes includes foreign broker-dealers, clearing organizations, investment companies, hedge funds and certain other investment entities) agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements, (ii) the non-financial foreign entity that is a beneficial owner of the payment certifies that it does not have any substantial U.S. owners or provides identifying information regarding each substantial U.S. owner, or (iii) the foreign financial institution or non-financial entity otherwise qualifies for an exemption from these rules.

        The Treasury Department recently issued final regulations providing that FATCA withholding generally will only apply to payments of FDAP Income made after December 31, 2013 and to payments of gross proceeds from a sale or other disposition of such debt obligations after December 31, 2016. Prospective unitholders are encouraged to consult their own tax advisors regarding the possible implications of these withholding provisions on their investment in Kinder Morgan's common units.

        Nominee Reporting.    Persons who hold an interest in Kinder Morgan as a nominee for another person are required to furnish to Kinder Morgan:

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  the name, address and taxpayer identification number of the beneficial owner and the nominee;

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  a statement regarding whether the beneficial owner is (i) a person that is not a U.S. person, (ii) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing or (iii) a tax-exempt entity;

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  the amount and description of units held, acquired or transferred for the beneficial owner; and

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  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

        Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Internal Revenue Code for failure to report that information to Kinder Morgan. The nominee is required to supply the beneficial owner of the units with the information furnished to Kinder Morgan.

        Accuracy-Related Penalties.    An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

        For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) for which there is, or was, "substantial authority," or (ii) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income tax for which no "substantial authority" exists, Kinder Morgan must disclose the pertinent facts on Kinder Morgan's return. In addition, Kinder Morgan will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to "tax shelters," which Kinder Morgan does not believe includes Kinder Morgan.

        A substantial valuation misstatement exists if (i) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (ii) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (iii) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer's gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. Kinder Morgan does not anticipate making any valuation misstatements.

        In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

        If Kinder Morgan were to engage in a "reportable transaction," Kinder Morgan (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or that it produces certain kinds of losses for partnerships, individuals, S corporations and trusts in excess of

$2 million in any single year, or $4 million in any combination of six successive tax years. Kinder Morgan's participation in a reportable transaction could increase the likelihood that Kinder Morgan's U.S. federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read "—Administrative Matters—Information Returns and Audit Procedures."

        Moreover, if Kinder Morgan were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following:

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  accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at "—Administrative Matters—Accuracy-Related Penalties";

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  for those persons otherwise entitled to deduct interest on U.S. federal tax deficiencies, non-deductibility of interest on any resulting tax liability; and

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  in the case of a listed transaction, an extended statute of limitations.

        Kinder Morgan does not expect to engage in any "reportable transactions."

Legislative Developments

        The present U.S. federal income tax treatment of publicly traded partnerships, including Kinder Morgan, or an investment in Kinder Morgan's common units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of Congress are considering legislation that would provide for substantive changes to the definition of "qualifying income" and the treatment of certain types of income earned from profits interests in partnerships. It is possible that legislative efforts could result in changes to the existing U.S. federal income tax laws that affect publicly traded partnerships, including Kinder Morgan. Modification to the U.S. federal income tax laws and interpretations thereof may or may not be applied retroactively. Further, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. Kinder Morgan is unable to predict whether such legislation, or other proposals, ultimately will be enacted. Any such changes could negatively impact the value of an investment in Kinder Morgan's common units.

State, Local, Foreign and Other Tax Considerations

        In addition to U.S. federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which Kinder Morgan does business or owns property or in which you are a resident. Kinder Morgan currently does business or owns property in 43 states, most of which impose income taxes, and Canada. Kinder Morgan may also own property or do business in other states or foreign jurisdictions in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in Kinder Morgan. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which Kinder Morgan does business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some jurisdictions may require Kinder Morgan, or Kinder Morgan may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by Kinder Morgan. Please read "—Tax Consequences of Common Unit Ownership—Entity-Level Collections." Based on current law and Kinder Morgan's estimate of Kinder Morgan's future operations, Kinder Morgan GP anticipates that any amounts required to be withheld will not be material.

        It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in Kinder Morgan. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Bracewell & Giuliani LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in Kinder Morgan.

 DESCRIPTION OF KINDER MORGAN COMMON UNITS

        Kinder Morgan common units represent limited partner interests that entitle the holders to participate in its cash distributions and to exercise the rights and privileges available to limited partners under its partnership agreement.

Number of Common Units

        As of March 25, 2013, Kinder Morgan had 258,605,877 common units outstanding, including 22,287,455 common units held by KMI and its affiliates other than directors of KMI. Kinder Morgan's limited partnership agreement does not limit the number of common units Kinder Morgan may issue.

Where Common Units Are Traded

        Kinder Morgan's outstanding common units are listed on the NYSE under the symbol "KMP." The common units received by Copano unitholders in the merger will also be listed on the NYSE.

Quarterly Distributions

        Kinder Morgan's limited partnership agreement requires that Kinder Morgan distribute 100% of "Available Cash" (as defined in the limited partnership agreement) to its partners within 45 days following the end of each calendar quarter. Available Cash consists generally of all of Kinder Morgan's cash receipts, including cash received by its operating partnerships and net reductions in reserves, less cash disbursements and net additions to reserves and amounts payable to the former general partner of SFPP, L.P., one of Kinder Morgan's subsidiaries, in respect of its remaining 0.5% interest in SFPP, L.P. Please see "Comparison of Rights of Kinder Morgan and Copano Common Unitholders—Distributions of Available Cash" for a further discussion of Kinder Morgan's quarterly distributions.

Transfer Agent and Registrar

        Kinder Morgan's transfer agent and registrar for the common units is Computershare Investor Services. It may be contacted at 480 Washington Blvd., Jersey City, New Jersey 07310.

        The transfer agent and registrar may at any time resign, by notice to Kinder Morgan, or be removed by Kinder Morgan. That resignation or removal would become effective upon the appointment by Kinder Morgan of a successor transfer agent and registrar and its acceptance of that appointment. If no successor has been appointed and accepted that appointment within 30 days after notice of that resignation or removal, Kinder Morgan is authorized to act as the transfer agent and registrar until a successor is appointed.

Summary of Limited Partnership Agreement

        A summary of the important provisions of Kinder Morgan's limited partnership agreement is included in the reports filed with the SEC, particularly Kinder Morgan's Form 8-A/A filed on March 7, 2002, and under the caption "Comparison of the Rights of Kinder Morgan and Copano Common Unitholders" in this proxy statement/prospectus.

COMPARISON OF RIGHTS OF KINDER MORGAN
UNITHOLDERS AND COPANO UNITHOLDERS

        Kinder Morgan is a limited partnership, and Copano is a limited liability company. The rights of Kinder Morgan unitholders are currently governed by Kinder Morgan's Third Amended and Restated Agreement of Limited Partnership, as amended, which is referred to as the Kinder Morgan partnership agreement, and the Delaware Revised Uniform Limited Partnership Act, which is referred to as the Delaware LP Act. The rights of Copano unitholders are currently governed by the Copano LLC agreement and the Delaware Limited Liability Company Act, which is referred to as the Delaware LLC Act. If the merger is completed, the rights of Copano unitholders will be governed by the Kinder Morgan partnership agreement and the Delaware LP Act. There are many differences between the rights of Copano unitholders and the rights of Kinder Morgan unitholders. Some of these, such as distribution and voting rights, are significant. The following description summarizes the material differences that may affect the rights of Kinder Morgan common unitholders and Copano common unitholders but does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Copano unitholders should read carefully the relevant provisions of the Kinder Morgan partnership agreement and the Copano LLC agreement. Copies of the documents referred to in this summary may be obtained as described under "Where You Can Find More Information."

Purpose and Term of Existence
Kinder Morgan	Copano

        Kinder Morgan's stated purposes are to serve as limited partner in its operating partnerships and to engage directly or indirectly in any business activity or project that may lawfully be conducted or engaged in by a Delaware limited partnership.
        Kinder Morgan's existence will continue until December 31, 2082, unless sooner dissolved under the terms of the Kinder Morgan partnership agreement.

Copano's stated purpose is to engage directly or indirectly in any business activity that is approved by its board of directors and that lawfully may be conducted by a Delaware limited liability company; provided, that it shall not engage in any business activity that the board determines would cause it to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.
        Copano's existence will continue until it is dissolved pursuant to the terms of the Copano LLC agreement.

Outstanding Units
Kinder Morgan	Copano

        As of March 25, 2013, Kinder Morgan had outstanding 258,605,877 common units, together with 5,313,400 Class B units, all of which were owned by affiliates of the general partner, and 116,922,930 i-units, all of which were owned by Kinder Morgan Management. The Class B units are convertible on a one-for-one basis into common units under limited circumstances, are redeemable under limited circumstances, and otherwise are substantially similar to common

As of March 25, 2013, Copano had outstanding 79,055,148 common units and 79,076,438 Series A convertible preferred units. Beginning on July 21, 2013, the Series A convertible preferred units will, in specified circumstances, become convertible into common units on a one-for-one basis.

units. The i-units receive their distributions in additional i-units, rather than in cash, receive no allocation of income, gain, loss or deduction until termination of Kinder Morgan, and with limited exceptions have the voting rights of a common unit and on most matters vote together with the common units as a single class.
Issuance of Additional Securities
Kinder Morgan	Copano

        Kinder Morgan may issue an unlimited number of additional limited partner interests and other equity securities, including in additional classes or series, with such designations, preferences, rights, powers and duties, which may be senior or in addition to those of its common units or other existing classes of units, as the general partner may determine, all without the approval of any unitholders.

        Copano may issue an unlimited number of additional equity securities, including in additional classes or series, with such designations, preferences, rights, powers and duties, which, except with respect to the Series A convertible preferred units, may be senior or in addition to those of its existing classes and series of its equity securities, as its board of directors shall determine, all without the approval of any unitholders. Copano may not issue any units that are senior to or on a parity with the Series A convertible preferred units without the affirmative vote of at least a majority of the outstanding Series A convertible preferred units.

Distributions of Available Cash
Kinder Morgan	Copano

        Distributions of Available Cash.    The Kinder Morgan partnership agreement requires that Kinder Morgan distribute 100% of "Available Cash," as defined in the partnership agreement, to its partners within 45 days following the end of each calendar quarter. Available cash means, with respect to any quarter, all of Kinder Morgan's cash receipts from all sources, including cash received by its operating partnerships and net reductions in reserves, less cash disbursements and net additions to reserves and amounts payable to the former general partner of SFPP, L.P. in respect of its remaining 0.5% interest in SFPP.
Kinder Morgan's general partner is granted discretion by the Kinder Morgan partnership agreement, which discretion has been delegated to Kinder Morgan Management, subject to the approval of the general partner in certain cases, to establish, maintain and adjust reserves to (1) provide for the proper conduct of Kinder
Copano intends to pay quarterly distributions to its common unitholders of record on the applicable record date within 45 days after the end of each quarter (in February, May, August and November of each year) to the extent it has sufficient available cash, as described in the Copano LLC agreement. Copano will make distributions of available cash to common unitholders in accordance with their respective percentage interests.
        Available cash generally means, with respect to any quarter:

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the sum of (1) all cash and cash equivalents on hand at the end of such quarter and (2) all additional cash and cash equivalents on hand with respect to such quarter resulting from working capital borrowings made subsequent to the end of such quarter, less

Morgan's business, including reserves for future capital expenditures, (2) provide funds for distributions in respect of any one or more of the next four quarters, or (3) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which Kinder Morgan or any of its subsidiaries are a party or by which any of them is bound or their assets are subject.
        Kinder Morgan's general partner and the owners of its common units and Class B units receive distributions in cash, while Kinder Morgan Management, as the sole owner of Kinder Morgan's i-units, receives distributions in additional i-units. Kinder Morgan does not distribute cash to i-unit owners but instead retains the cash for use in its business. However, the cash equivalent of distributions of i-units is treated as if it had actually been distributed for purposes of determining the distributions to Kinder Morgan's general partner. Each time Kinder Morgan makes a distribution, the number of i-units owned by Kinder Morgan Management and, accordingly, the percentage of Kinder Morgan's total units owned by Kinder Morgan Management, increase automatically under the provisions of Kinder Morgan's partnership agreement. While any i-units are outstanding, the Kinder Morgan partnership agreement provides that Kinder Morgan may not make a distribution on a common unit other than in cash, in additional common units or in a security that has in all material respects the same rights and privileges as the common units, and that, except in liquidation, it may not make a distribution on an i-unit other than in additional i-units or in a security that has in all material respects the same rights and privileges as the i-units.
        Pursuant to the Kinder Morgan partnership agreement, distributions are characterized either as distributions of cash from operations or as distributions of cash from interim capital transactions. This distinction affects the distributions to owners of common units, Class B units and i-units relative to the distributions to Kinder Morgan's general partner.
Cash from Operations. Cash from operations generally refers to Kinder Morgan's cash balance on the date it commenced operations, plus all

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the amount of any cash reserves established by the board of directors to (1) provide for the proper conduct of Copano's business (including reserves for future capital expenditures and for anticipated future credit needs) subsequent to such quarter, (2) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which Copano or any of its subsidiaries are a party or by which it is bound or its assets are subject or (3) provide funds for distributions in respect of any one or more of the next four quarters.

        Although the Copano LLC agreement defines operating surplus and capital surplus, at present distributions of available cash from operating surplus or from capital surplus would generally be distributed in the same proportion among the Copano unitholders.
        If Copano combines its units into fewer units or subdivide its units into a greater number of units, it will proportionately adjust the quarterly distribution and other amounts calculated on a per unit basis.
        In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes Copano to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, Copano will reduce the quarterly distribution level for each quarter by multiplying the quarterly distribution by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the board of directors' estimate of Copano's aggregate liability for the income taxes payable by reason of that legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.
        The Series A convertible preferred units are senior to the common units with respect to rights to distributions, and distributions on common units are subject to the rights of the Series A convertible preferred units. At present, the cash generated by the operation of its business, after deducting related cash expenditures, net additions to or reductions in reserves, debt service and various other items.
        Cash from Interim Capital Transactions.    Interim capital transactions generally include borrowings, sales of debt and equity securities and sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets and assets disposed of in the ordinary course of business.
        Rule for Characterizing Distributions.    All available cash distributed by Kinder Morgan from any source will be treated as distributions of cash from operations unless the sum of all available cash distributed exceeds the cumulative amount of cash from operations actually generated from the date Kinder Morgan commenced operations through the end of the calendar quarter prior to any applicable distribution. Any portion of a distribution of available cash for that quarter which, when added to the sum of all prior distributions, is in excess of the cumulative amount of cash from operations, will be considered a distribution of cash from interim capital transactions and treated as described below under "—Allocation of Distributions from Interim Capital Transactions." For purposes of calculating the sum of all distributions of available cash, the total equivalent cash amount of all distributions of i-units to Kinder Morgan Management, as the holder of all i-units, will be treated as distributions of available cash, even though the distributions to Kinder Morgan Management are made in additional i-units rather than in cash. Kinder Morgan retains this cash and uses it in its business.
        Allocation of Distributions from Operations.    Cash from operations for each quarter will be distributed effectively as follows:

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first, 98% to the owners of all classes of units pro rata and 2% to Kinder Morgan's general partner until the owners of all classes of units have received a total of $0.15125 per unit in cash or equivalent i-units for such quarter;

Series A convertible preferred units are entitled to quarterly distributions in kind (paid in the form of additional Series A convertible preferred units). In-kind distributions will equal $0.72625 per preferred unit per quarter (or 10% per year of the purchase price of a Series A convertible preferred unit) divided by the $29.05 issue price. Beginning with the distribution for the quarter ending September 30, 2013, and through the distribution for the quarter ending June 30, 2016, Copano is entitled to elect whether to pay the preferred distributions in cash, in kind or in a combination of both. For quarters ending after June 30, 2016, Copano will be obligated to pay the preferred distributions in cash unless available cash (after reserves established by the board of directors) is not sufficient to fund the distribution or Copano and the preferred unitholder agree that a distribution will be paid in kind. Cash distributions on the Series A convertible preferred units will equal the greater of $0.72625 per preferred unit per quarter or the quarterly per-unit distribution paid to common unitholders for the applicable quarter.

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second, 85% of any available cash then remaining to the owners of all classes of units pro rata and 15% to Kinder Morgan's general partner until the owners of all classes of units have received a total of $0.17875 per unit in cash or equivalent i-units for such quarter;

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third, 75% of any available cash then remaining to the owners of all classes of units pro rata and 25% to Kinder Morgan's general partner until the owners of all classes of units have received a total of $0.23375 per unit in cash or equivalent i-units for such quarter; and

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fourth, 50% of any available cash then remaining to the owners of all classes of units pro rata, to owners of common units and Class B units in cash and to the owner of i-units in the equivalent number of i-units, and 50% to Kinder Morgan's general partner.

The first three distribution levels will be proportionately adjusted upward or downward, as appropriate, in the event of any combination or subdivision of units, whether effected by a distribution payable in any type of units or otherwise, but not by reason of the issuance of additional i-units in lieu of distributions of available cash from operations or interim capital transactions or the issuance of additional common units, Class B units or i-units for cash or property.

The first three distribution levels may also be adjusted if legislation is enacted which causes Kinder Morgan to become taxable as a corporation or otherwise subjects Kinder Morgan to taxation as an entity for federal income tax purposes. In that event, each of the first three distribution levels for each quarter thereafter would be reduced to an amount equal to the product of that distribution level, multiplied by a number which is equal to one minus the sum of (1) the highest effective federal income tax rate to which Kinder Morgan is subject as an entity, plus (2) any increase that results from that legislation in the effective overall state and local income tax rate to which Kinder Morgan is subject as an entity, after taking into account the benefit of any deduction allowable for federal income tax purposes for the payment of state and local income taxes.

Allocation of Distributions from Interim Capital Transactions. Any distribution by Kinder Morgan of available cash that would constitute cash from interim capital transactions would be distributed effectively as follows:
• 98% to all owners of common units and Class B units pro rata in cash and to the holder of i-units in equivalent i-units; and

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2% to Kinder Morgan's general partner, until Kinder Morgan has distributed cash from this source in respect of a common unit outstanding since Kinder Morgan's original public offering in an aggregate amount per unit equal to the initial common unit price of $5.75, as adjusted for splits.

As cash from interim capital transactions is distributed, it would be treated as if it were a repayment of the initial public offering price of the common units. To reflect that repayment, the first three distribution levels of cash from operations would be adjusted downward proportionately by multiplying each distribution level amount by a fraction, the numerator of which is the unrecovered initial common unit price immediately after giving effect to that distribution and the denominator of which is the unrecovered initial common unit price immediately prior to giving effect to that distribution. The unrecovered initial common unit price generally is the amount by which the initial common unit price exceeds the aggregate distribution of cash from interim capital transactions per common unit. When the initial common unit price is fully recovered, then each of the first three distribution levels will have been reduced to zero. Thereafter, all distributions of available cash from all sources will be treated as if they were cash from operations and distributed 50% to all classes of units pro rata, with the distribution to i-units being made instead in the form of i-units, and 50% to the general partner.

Merger, Consolidation and Sale of Assets
Kinder Morgan	Copano

        The Kinder Morgan partnership agreement generally prohibits the general partner, without the prior approval of the holders of a majority of the outstanding units, from causing Kinder Morgan to, among other things, merge or consolidate with another entity, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions, or approving on Kinder Morgan's behalf the sale, exchange or other disposition of all or substantially all of the assets of Kinder Morgan's initial operating partnership. The general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of Kinder Morgan's assets without that approval. The general partner may also sell any or all of Kinder Morgan's assets under a foreclosure of or other realization upon those encumbrances without that approval.

Copano's board of directors is generally prohibited, without the prior approval of the holders of at least a majority of the outstanding common units and Series A convertible preferred units, voting together as a single class on an "as if" converted basis, referred to as a unit majority, from causing Copano to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on Copano's behalf the sale, exchange or other disposition of all or substantially all of the assets of its subsidiaries; provided, that Copano's board of directors may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of its assets without that approval. The board of directors may also sell all or substantially all of Copano's assets under a foreclosure or other realization upon the encumbrances above without that approval.
        If the conditions specified in the Copano LLC agreement are satisfied, the board of directors may merge Copano or any of its subsidiaries into, or convey all of its assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in Copano's legal form into another limited liability entity.

No Appraisal Rights
Kinder Morgan	Copano

        Kinder Morgan unitholders are not entitled to dissenters' rights of appraisal under the Kinder Morgan partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of Kinder Morgan's assets or any other transaction or event, including exercise of the limited call right described below.

Copano unitholders are not entitled to dissenters' rights of appraisal under the Copano LLC agreement or applicable Delaware law in the event of a merger or consolidation, a sale of all or substantially all of its assets or any other transaction or event, including exercise of the limited call right described below.

Management by General Partner/Board of Directors
Kinder Morgan	Copano

As a Delaware limited partnership, Kinder Morgan is not managed by a board of directors but by a general partner. Except as provided in the Kinder Morgan partnership agreement, Kinder Morgan's general partner conducts, directs and manages its activities, all management powers over Kinder Morgan's business and affairs are exclusively vested in the general partner, and no limited partner or assignee has any management power over Kinder Morgan's business and affairs. Under a delegation of control agreement, Kinder Morgan's general partner has delegated to Kinder Morgan Management, to the fullest extent permitted under Delaware law and the Kinder Morgan partnership agreement, all of the general partner's power and authority to manage and control Kinder Morgan's business and affairs, except for specified actions that require the approval of the general partner. Therefore in this proxy statement/prospectus, actions that the Kinder Morgan partnership agreement describes as being taken by the general partner generally will be taken by Kinder Morgan Management, as the delegate of the general partner, subject to the approval of the general partner of the actions specified in the delegation of control agreement. This delegation of control does not relieve the general partner of its responsibilities or obligations to Kinder Morgan or its limited partners. Kinder Morgan Management is subject to the same standards under the Kinder Morgan partnership agreement as the general partner. The general partner is the sole record holder of the voting shares of Kinder Morgan Management.

        The Copano LLC agreement provides that its business and affairs shall be managed under the direction of its board of directors, which shall have the power to appoint its officers. The Copano LLC agreement further provides that the authority and function of its board of directors and officers shall be identical to the authority and functions of a board of directors and officers of a corporation organized under the Delaware General Corporation Law, or DGCL. Finally, that agreement provides that except as specifically provided therein, the fiduciary duties and obligations owed to Copano and to its unitholders shall be the same as the respective duties and obligations owed by officers and directors of a corporation organized under the DGCL to their corporation and stockholders, respectively.

Election of General Partner/Directors
Kinder Morgan	Copano

        Kinder Morgan unitholders have no right to elect the general partner unless the general partner has been removed or withdrawn, as described below, and have no right to elect the directors of either the general partner or Kinder Morgan Management.

Members of Copano's board of directors will be elected annually by its unitholders. The Copano LLC agreement provides for "cumulative voting" in the election of directors. This means that a unitholder will be entitled to a number of votes equal to the number of units that such unitholder is entitled to vote at the meeting multiplied by the number of directors to be elected at the annual meeting. It also means that a unitholder may cast all such votes for a single director, distribute them evenly among the number of directors to be voted for at the annual meeting or distribute them among any two or more directors to be voted for at the annual meeting. Cumulative voting permits a unitholder to concentrate his or her votes on fewer nominees, thereby allowing the unitholder potentially to have a greater impact on the outcome of the election with respect to one or more nominees. A unitholder holding a sufficient number of units may have the ability to elect one or more nominees to Copano's board of directors without the support of other unitholders.

Withdrawal or Removal of General Partner; Removal of Directors
Kinder Morgan	Copano

        Kinder Morgan's general partner may voluntarily withdraw as general partner by giving 90 days' written notice to the limited partners, and that withdrawal will not constitute a breach of the Kinder Morgan partnership agreement. In such a withdrawal, the general partner must also furnish Kinder Morgan with an opinion of counsel that the withdrawal, following selection of a successor general partner, will not cause Kinder Morgan or its operating partnerships to be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes or result in the loss of the limited liability of any limited partner. The Kinder Morgan partnership agreement provides for other events of withdrawal, including specified bankruptcy events.

A director may resign at any time by written notice to Copano.
        Any director may be removed, with or without cause, by the holders of at least a majority of the units then entitled to vote at an election of directors. However, no director may be removed (whether voting on the removal of an individual director or the removal of the entire board) without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors.

Upon such a withdrawal, the holders of at least a majority of the outstanding units, excluding common units and Class B units owned by the general partner and its affiliates and excluding the number of i-units corresponding to the number of any Kinder Morgan Management shares owned by the general partner and its affiliates, may select a successor to the withdrawing general partner. If, prior to the effective date of the general partner's withdrawal, a successor is not elected or Kinder Morgan does not receive an opinion of counsel regarding tax and limited liability matters, Kinder Morgan will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of at least a majority of outstanding units agree in writing to continue its business and appoint a successor general partner. See "—Termination and Dissolution."

The general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of Kinder Morgan's outstanding units, excluding common units and Class B units owned by the general partner and its affiliates and excluding the number of i-units corresponding to the number of any Kinder Morgan Management shares owned by the general partner and its affiliates. Any removal of the general partner is also subject to the approval of a successor general partner by the same vote and Kinder Morgan's receipt of an opinion of counsel regarding limited liability and tax matters.

In the event of removal of the general partner under circumstances where cause exists or withdrawal of the general partner where that withdrawal violates the Kinder Morgan partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner for a cash payment equal to the fair market value of that interest, as determined under the Kinder Morgan partnership agreement. In this context, cause means a situation where a court has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as general partner. In all other withdrawals or removals, the departing general partner will have the option to require the successor general partner to purchase the general partner interest for the same cash amount. If the option described above is not exercised by either the departing or the successor general partner, as applicable, the departing general partner's general partnership interest will automatically convert into common units equal to the fair market value of that interest.
Transfer of General Partner Interest
Kinder Morgan	Copano

        Kinder Morgan's general partner may transfer all, but not less than all, of its general partner interest to an affiliate of the general partner, or to another entity as part of the merger, consolidation or other combination of the general partner into another entity or the transfer

Not applicable.

by the general partner of all or substantially all of its assets to another entity. Other than that, the general partner may not transfer all or any part of its general partner interest to another person without the approval of the transfer and admission of the transferee as general partner by the holders of:

•

at least a majority of Kinder Morgan's outstanding units, excluding common and Class B units held by the general partner and its affiliates and excluding the number of i-units corresponding to the number of any Kinder Morgan Management shares owned by the general partner and its affiliates; and

•

at least a majority of Kinder Morgan's outstanding i-units voting as a separate class, excluding the number of i-units corresponding to the number of any Kinder Morgan Management shares owned by the general partner and its affiliates.

At any time, the owner of the general partner may sell or transfer its ownership interest in the general partner without the approval of the unitholders.
Limited Call Rights
Kinder Morgan	Copano

If at any time not more than 20% of the aggregate number of the then-issued and outstanding common units and Kinder Morgan Management shares are held by persons other than the general partner and its affiliates, the general partner will have the right, which it may assign and transfer to any of its affiliates or to Kinder Morgan, to purchase all, but not less than all, of the common units held by unaffiliated persons as of a purchase date to be selected by the general partner, on at least ten but not more than 60 days' notice, but only if KMI elects to purchase all, but not less than all, of the outstanding Kinder Morgan Management shares that are not held by KMI and its affiliates pursuant to the purchase provisions that are a part of the limited liability company agreement of Kinder Morgan Management. The purchase price in the event of this purchase shall be the greatest of the current market price, as defined in the Kinder Morgan partnership agreement for the

        If at any time any person owns more than 90% of the then-issued and outstanding membership interests of any class of Copano, such person will have the right, which it may assign in whole or in part to any of its affiliates or to Copano, to acquire all, but not less than all, of the remaining membership interests of the class held by other persons as of a record date to be selected by Copano's management, on at least 10 but not more than 60 days' notice. The purchase price in the event of this purchase is the greater of the highest cash price paid by such person for any membership interests of the class purchased within the 90 days preceding the date on which such person first mails notice of its election to purchase those membership interests, or the current market price as of the date three days before the date the notice is mailed.

common units or and Kinder Morgan Management shares as of a specified date, or the highest cash price paid by the general partner or any of its affiliates for any common units or Kinder Morgan Management shares purchased within the 90 days preceding that specified date.
Preemptive Rights
Kinder Morgan	Copano

        The general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase from Kinder Morgan common units or other partnership securities whenever, and on the same terms that, Kinder Morgan issues those units or other securities to persons other than the general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates that existed immediately prior to each issuance.

Copano common unitholders have no preemptive rights to additional common units or other securities.
The holders of common units have no preemptive rights to acquire additional common units or other partnership interests.
Amendment of Partnership/LLC Agreement
Kinder Morgan	Copano

        Amendments to the Kinder Morgan partnership agreement may be proposed only by or with the consent of the general partner. Proposed amendments, other than those described below, must be approved by holders of at least 66 2/3% of the outstanding units. However, if the effect of an amendment would have a material adverse effect on the rights or preferences of any class of outstanding units in relation to any other class of outstanding units, the approval of 66 2/3% of the outstanding units of the class affected is required to adopt the amendment. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.
        The general partner may generally make amendments to the Kinder Morgan partnership agreement without the approval of any limited partner or assignee to reflect:

•

a change in Kinder Morgan's name, the location of its principal place of business, its registered agent or its registered office;

        Amendments to the Copano LLC agreement may be proposed only by or with the consent of Copano's board of directors. To adopt a proposed amendment, other than the amendments discussed below, the board of directors is required to call a special meeting of unitholders to consider and vote upon the proposed amendment or direct that the amendment proposed be considered at the next annual meeting. Except as described below, an amendment must be approved by at least a unit majority.
        Copano's board of directors may generally make amendments to the Copano LLC agreement without the approval of any unitholder or assignee to reflect:

•

a change in Copano's name, the location of its principal place of business, its registered agent or its registered office;

•

the admission, substitution, withdrawal or removal of members in accordance with the Copano LLC agreement;

•

the admission, substitution, withdrawal or removal of partners in accordance with the Kinder Morgan partnership agreement;

•

a change that, in the general partner's sole discretion, is reasonable and necessary or appropriate to qualify or continue Kinder Morgan's qualification as a limited partnership or a partnership in which its limited partners have limited liability under the laws of any state or that is necessary or advisable in the general partner's opinion to ensure that Kinder Morgan will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

a change that, in the general partner's sole discretion, is reasonable and necessary or appropriate in connection with the authorization for issuance of any class or series of securities;

•

an amendment that is necessary, in the opinion of Kinder Morgan's counsel, to prevent Kinder Morgan or the general partner or its directors or officers from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974;

•

any amendment expressly permitted in the Kinder Morgan partnership agreement to be made by the general partner acting alone;

•

an amendment effected, necessitated or contemplated by a merger agreement that has been approved pursuant to the terms of the Kinder Morgan partnership agreement;

•

any other amendments substantially similar to the foregoing;

•

an amendment that in the sole discretion of the general partner does not adversely affect Kinder Morgan's limited partners in any material respect;

•

the merger of Copano or any of its subsidiaries into, or the conveyance of all of its assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in Copano's legal form into another limited liability entity;

•

a change that the board of directors determines to be necessary or appropriate for Copano to qualify or continue its qualification as a company in which its members have limited liability under the laws of any state or to ensure that neither Copano, nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

an amendment that is necessary, in the opinion of Copano's counsel, to prevent Copano, members of the board, or its officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974;

•

subject to the limitations on the issuance of additional securities senior to or on a parity with the Series A convertible preferred units described above, an amendment that Copano's board of directors determines to be necessary or appropriate for the authorization of additional securities or rights to acquire securities;

•

any amendment expressly permitted in the Copano LLC agreement to be made by the board of directors acting alone;

•

an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the Copano LLC agreement;

•

any amendment that the board of directors determines to be necessary or appropriate for the formation by Copano of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the Copano LLC agreement;

•

an amendment that would not have a material adverse effect on any outstanding class of units in relation to any other outstanding class of units;

•

a change that is necessary or desirable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

an amendment necessary or desirable to facilitate the trading of Kinder Morgan's units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which Kinder Morgan's units are or will be listed for trading, compliance with any of which the general partner determines in its sole discretion to be in Kinder Morgan's best interest and the best interest of Kinder Morgan's limited partners; or

•

an amendment required to effect the intent of, or are contemplated by, the Kinder Morgan partnership agreement.

        The Kinder Morgan partnership agreement contains restrictions on other amendments, including amendments that would enlarge the obligations of a limited partner without its consent, restrict in any way any action by or rights of the general partner as set forth in the Kinder Morgan partnership agreement, modify amounts distributable, reimbursable or payable by Kinder Morgan to the general partner, change the term of the partnership, and certain provisions relating to dissolution.

        No amendments, other than those that may be made by the general partner without the approval of the limited partners, will become effective without the approval of at least 95% of the outstanding units unless Kinder Morgan obtains an opinion of counsel with respect to specified tax and limited liability matters.

•

a change in Copano's fiscal year or taxable year and related changes;

•

certain mergers, conversions or conveyances effected in accordance with the Copano LLC agreement; and

•

any other amendments substantially similar to any of the matters described in the clauses above.

        In addition, Copano's board of directors may make amendments to the Copano LLC agreement without the approval of any unitholder or assignee if the board of directors determines that those amendments:

•

do not adversely affect the unitholders (including any particular class of unitholders as compared to other classes of unitholders) in any material respect;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of Copano's common units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the common units are or will be listed for trading, compliance with any of which the board of directors deems to be in the best interests of Copano and its unitholders;

•

are necessary or appropriate for any action taken by the board of directors relating to splits or combinations of units under the provisions of the Copano LLC agreement; or

•

are required to effect the intent of the provisions of the Copano LLC agreement or are otherwise contemplated by that agreement.

        The Copano LLC agreement contains restrictions on other amendments, including amendments that would enlarge the obligations of a unitholder without its consent and certain provisions relating to termination and dissolution.

        No amendments, other than those that may be made by the board of directors without the approval of unitholders, will become effective without the approval of holders of at least 90% of the units voting as a single class unless Copano obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any unitholder.
        Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of unitholders whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Meetings and Voting; Action by Written Consent
Kinder Morgan	Copano
        Kinder Morgan's common holders are entitled to vote on the following matters:

•

merger or consolidation of Kinder Morgan proposed by the general partner;

•

sale, exchange or other disposition of all or substantially all of the Kinder Morgan's assets or those of its initial operating partnership;

•

election of a successor general partner upon the withdrawal of the current general partner;

•

the removal of the general partner;

•

the election by the general partner to dissolve Kinder Morgan;

•

Kinder Morgan's continuation after specified events of dissolution;

•

approval of specified actions by the general partner (not including the general partner's transfer of its general partner interest); and

•

certain amendments of the Kinder Morgan partnership agreement.

Copano unitholders are entitled to vote on the following matters:

•

election or removal of directors;

•

certain amendments to the Copano LLC agreement, as described above;

•

mergers of Copano or sales of all or substantially all of its assets as described above; and

•

dissolution of Copano.

        Each record holder of a unit on the relevant record date has a vote according to his percentage interest in Copano. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a unitholder, shall be voted at the written direction of the record holder by a proxy designated by Copano's board of directors. Absent direction of this kind, those common units will not be voted, except that common units held by Copano on behalf of non-citizen assignees shall be voted in the same ratios as the votes of unitholders on other units are cast.

        Except as described under "—Change of Management Provisions," unitholders or assignees who are record holders of units on the record date set pursuant to the Kinder Morgan partnership agreement will be entitled to notice of, and to vote at, meetings of Kinder Morgan's limited partners and to act upon matters for which approvals may be solicited. Each record holder has a vote according to his percentage interest in Kinder Morgan. Units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by the general partner at the written direction of the record holder. Absent direction of this kind, such units will not be voted, except that, in the case of units held by the general partner on behalf of non-citizen assignees, the general partner will distribute the votes on those units in the same ratios as the votes of limited partners on other units are cast. The limited liability company agreement of Kinder Morgan Management provides that the i-units owned by Kinder Morgan Management will be voted by it in proportion to the affirmative and negative votes, abstentions and non-votes of the holders of its shares.
        Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting at which all the limited partners were present and voted.
        Meetings of the limited partners may be called by the general partner or by limited partners owning at least 20% of the outstanding units of the class for which a meeting is proposed. The limited partners may vote either in person or by proxy at meetings. Two-thirds, or a majority, if that is the vote required to take action at the meeting in question, of the outstanding units of the class for which a meeting has been called, represented in person or by proxy, will constitute a quorum, excluding outstanding units owned by the general partner and its affiliates if those units are to be excluded from the vote.

        The common units generally vote as a single class with the Series A convertible preferred units, with voting taking place on an "as if" converted basis.

        Any action required or permitted to be taken by unitholders must be effected at a duly called annual or special meeting of unitholders and may not be effected by any consent in writing by such unitholders.

        Meetings of the unitholders may only be called by a majority of the board of directors. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

Advance Notice Requirements for Nominations and Other Proposals
Kinder Morgan	Copano
Not applicable.	Unitholder proposals or director nominations must contain information specified in the Copano LLC agreement, including:

•

the name and address of the unitholder (and any beneficial unitholder on whose behalf the proposal is being made), as they appear on Copano's books;

•

the class and number of units owned beneficially and of record by the unitholder (and the beneficial owner, if any);

•

in the case of director nominations, all information relating to each nominee that is required to be disclosed in solicitations of proxies for election of directors, or that is otherwise required under the Exchange Act rules governing proxy solicitations, including each nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

•

in the case of other business, a brief description of the business to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business that the unitholder (and the beneficial owner, if any) may have; and

•

whether either such unitholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of at least the percentage of units required under the Copano LLC agreement or Delaware law to carry the proposal or elect the unitholder's nominee, as applicable. An affirmative statement of the intent to do so is called a "solicitation notice."

        Proposals and director nominations must be received in specified time periods, in most cases not less than 90 nor more than 120 days prior to the first anniversary of the mailing date for the prior year's annual meeting proxy materials. For Copano's 2013 annual meeting, these periods have already passed.

        Any unitholder proposal or director nomination must also be a proper matter for unitholder action under the Copano LLC agreement and Delaware law. In addition, if a unitholder delivers a solicitation notice with respect to a proposal or director nomination, in order for such proposal or nomination to be properly brought before the annual meeting, the unitholder must have actually delivered a proxy statement and form of proxy to holders of at least the percentage of units required to carry the proposal or elect the unitholder's nominee, as applicable. If no solicitation notice is delivered with respect to a proposal or nomination, in order for such proposal or nomination to be properly brought before the annual meeting, the unitholder or beneficial owner making the proposal or director nomination must not have solicited a number of proxies sufficient to have required the delivery of a solicitation notice.

Indemnification and Limitation on Liability
Kinder Morgan	Copano

        Under the Kinder Morgan partnership agreement and the delegation of control agreement, Kinder Morgan will, to the fullest extent permitted by law, indemnify the general partner, any departing general partner, any person who is or was an affiliate of the general partner or any departing general partner, any person who is or was an officer, director, employee, partner, agent or trustee of the general partner, any departing general partner or any affiliate of the general partner or any departing general partner, any person who is or was serving at the request of the general partner or any departing general partner or any affiliate of the general partner or any departing general partner as an officer, director, employee, partner, agent, or trustee of another person, and Kinder Morgan Management and any person who is or was a manager, officer or director of Kinder Morgan Management; provided, that in each case the foregoing persons or entities, sometimes referred to as indemnitees, acted in good faith and in the manner which the indemnitee believed to be in, or not opposed to, the best interests of Kinder Morgan, and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful.

        Under the Copano LLC agreement and subject to specified limitations, Copano will indemnify to the fullest extent permitted by law, from and against all losses, claims, damages or similar events any director or officer, or while serving as a director or officer, any person who is or was serving as a tax matters partner or as a director, officer, tax matters partner, employee, partner, manager, fiduciary or trustee of any or its affiliates. Additionally, Copano may indemnify any person who is or was an employee (other than an officer) or agent of Copano, to the extent permitted by law and authorized by the board of directors.
        Any indemnification under the Copano LLC agreement will only be out of Copano's assets. Copano is authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether it would have the power to indemnify the person against liabilities under the Copano LLC agreement.
        The Copano LLC agreement provides that no director shall be liable to Copano or the unitholders for monetary damages for breach of fiduciary duty as a director, except for a breach of

        Any indemnification under these provisions will only be made out of Kinder Morgan's assets. The general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to Kinder Morgan to enable it to effectuate this indemnification. Kinder Morgan may purchase insurance against liabilities asserted against and expenses incurred by persons for Kinder Morgan's activities, regardless of whether Kinder Morgan would have the power to indemnify such person against liabilities under the Kinder Morgan partnership agreement.
In addition to the other more specific provisions limiting the obligations of the general partner and other indemnitees, the Kinder Morgan partnership agreement provides that the indemnitees will not be liable for monetary damages to Kinder Morgan, the limited partners or assignees for errors of judgment or for any acts or omissions if the general partner and the indemnitees acted in good faith.	the director's duty of loyalty to Copano or the unitholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or for any transaction from which the director derived an improper personal benefit.
Conflicts of Interest
Kinder Morgan	Copano

The Kinder Morgan partnership agreement contains provisions that limit the general partner's fiduciary duties to Kinder Morgan and the unitholders. The Kinder Morgan partnership agreement also restricts the remedies available to unitholders for actions taken that might, without those limitations, constitute breaches of fiduciary duty. Whenever a conflict arises between the general partner or its affiliates, on the one hand, and Kinder Morgan or any partner, on the other, the general partner will resolve that conflict. A conflicts committee of the board of directors of the general partner will, at the request of the general partner, review conflicts of interest. Any resolution or course of action with respect to such conflict shall be permitted and deemed approved by all partners, and shall not constitute a breach of the Kinder Morgan partnership agreement, of any agreement contemplated thereby or of any duties stated or implied by law or equity, if the resolution of the conflict is or is deemed by the Kinder Morgan partnership agreement to be fair and reasonable to Kinder Morgan. Under the Kinder Morgan partnership agreement, any conflict and any resolution of such conflict is
        Under the Copano LLC agreement, unless that agreement otherwise expressly provides, whenever a potential conflict of interest exists or arises between one or more directors or their respective affiliates, on the one hand, and Copano or any of its subsidiaries, on the other, any resolution or course of action by the board of directors or its affiliates in respect of such conflict of interest shall be permitted and deemed approved by all unitholders, and shall not constitute a breach of the Copano LLC agreement, of any agreement contemplated therein, or of any duty stated or implied by law or equity, including any fiduciary duty, if the resolution or course of action in respect of such conflict of interest is:

•

approved by the conflicts committee of the board;

•

approved by the vote of at least a majority of the outstanding units held by disinterested parties;

•

on terms no less favorable to Copano than those generally being provided to or available from unrelated third parties; or

conclusively deemed to be fair and reasonable to Kinder Morgan if that resolution is:

•

approved by the conflicts committee, although no party is obligated to seek that approval and the general partner may adopt a resolution or course of action that has not received that approval;

•

on terms no less favorable to Kinder Morgan than those generally being provided to or available from unrelated third parties; or

•

fair to Kinder Morgan, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to Kinder Morgan.

        In resolving a conflict, the general partner may, unless the resolution is specifically provided for in the Kinder Morgan partnership agreement, consider the relative interests of the parties involved in the conflict or affected by the action; any customary or accepted industry practices or historical dealings with a particular person or entity; and generally accepted accounting or engineering practices or principles and other factors it considers relevant.

        The Kinder Morgan partnership agreement contains provisions that waive or consent to conduct by the general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, the Kinder Morgan partnership agreement permits the general partner to make a number of decisions in its "sole discretion." This entitles the general partner to consider only the interests and factors that it desires and it has no duty or obligation to give any consideration to any interest of, or factors affecting, Kinder Morgan, Kinder Morgan's affiliates or any limited partner. Other provisions of the Kinder Morgan partnership agreement provide that the general partner's actions must be made in its reasonable discretion. The Kinder Morgan partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be "fair and reasonable" to Kinder Morgan under the factors previously set forth. Unless the general partner has acted in bad faith, the resolution or

•

fair and reasonable to Copano, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to Copano).

        The board of directors is authorized but not required in connection with its resolution of such conflict of interest to seek approval of the conflicts committee of such resolution, and the board of directors may also adopt a resolution or course of action that has not received such approval. If approval by the conflicts committee of the board is not sought and the board of directors determines that the resolution or course of action taken with respect to a conflict of interest is on terms no less favorable to Copano than those generally being provided to or available from unrelated third parties or that the resolution or course of action taken with respect to a conflict of interest is fair and reasonable to Copano, then such resolution or course of action shall be permitted and deemed approved by all unitholders, and shall not constitute a breach of the Copano LLC agreement, of any agreement contemplated therein, or of any duty stated or implied by law or equity, including any fiduciary duty. In connection with any such approval by the board of directors, it shall be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by any unitholder or by or on behalf of such unitholder or any other unitholder or Copano challenging such approval, the person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption.
        The Copano LLC agreement provides that it shall be deemed not to be a breach of any duty (including any fiduciary duty) or any other obligation for affiliates of a director to compete with Copano or engage in any business; provided such affiliate does not engage in such business or activity as a result of or using confidential information provided by or on behalf of Copano to such director. Further, it provides that directors have no obligation under the Copano LLC agreement or as a result of any duty expressed or implied by law to present business opportunities to Copano that may become available to affiliates of such director.

action taken by the general partner shall not constitute a breach of its fiduciary duty or the Kinder Morgan partnership agreement.

        Except for the general partner itself, indemnitees are permitted to compete with Kinder Morgan and are not restricted from engaging in any business, and no such activity shall breach any duty to Kinder Morgan, its operating partnerships or any partners. Neither Kinder Morgan, its operating partnerships, any limited partner nor any other person shall have any rights by virtue of the Kinder Morgan partnership agreement or the partnership relationship established thereby in any business ventures of such indemnitee and such indemnitees shall have no obligation to offer any interest in any such business ventures to Kinder Morgan, its operating partnerships, any limited partner or any other person.

Change of Management Provisions
Kinder Morgan	Copano

        The Kinder Morgan partnership agreement contains provisions that may discourage a person or group from attempting to remove the general partner or otherwise change management. For example, in addition to other provisions described in this section, the Kinder Morgan partnership agreement provides that if at any time any person or group, other than the general partner and its affiliates, acquires beneficial ownership of 20% or more of the aggregate number of common units and Kinder Morgan Management shares on a combined basis, that person or group will lose voting rights on all of its common units and the number of i-units corresponding to those Kinder Morgan Management shares and those i-units and common units will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes, determining the presence of a quorum or for other similar purposes.
Neither the Kinder Morgan partnership agreement nor the Delaware LP Act has any provisions with respect to business combinations similar to those contained in Section 203 of the Delaware General Corporation Law.
        The Copano LLC agreement contains provisions that may discourage a person or group from attempting to remove or otherwise change or influence the direction of management. For example, in addition to other provisions described in this section, the Copano LLC agreement provides that Section 203 of the Delaware General Corporation Law will apply to transactions in which an interested unitholder (as described below) seeks to enter into a merger or business combination with Copano. Under this provision, such a holder will not be permitted to enter into a merger or business combination with Copano unless:

•

prior to such time, Copano's board of directors approved either the business combination or the transaction that resulted in the unitholder becoming an interested unitholder;

•

upon consummation of the transaction that resulted in the unitholder becoming an interested unitholder, the interested unitholder owned at least 85% of Copano's outstanding units at the time the transaction commenced, excluding for purposes of determining the number of units outstanding those units owned: • by persons who are directors and also officers; and

•

by employee unit plans in which employee participants do not have the right to determine confidentially whether units held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of unitholders, and not by written consent, by the affirmative vote of at least 66 2/3% of Copano's outstanding voting units that are not owned by the interested unitholder.

Section 203 defines "business combination" to include: • any merger or consolidation involving the company and the interested unitholder;
• any sale, transfer, pledge or other disposition of 10% or more of the assets of the company involving the interested unitholder;
• subject to certain exceptions, any transaction that results in the issuance or transfer by the company of any units of the company to the interested unitholder;
• any transaction involving the company that has the effect of increasing the proportionate share of the units of any class or series of the company beneficially owned by the interested unitholder; or
• the receipt by the interested unitholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the company.

In general, by reference to Section 203, an "interested unitholder" is any entity or person who or which beneficially owns (or within three years did own) 15% or more of the outstanding voting units of Copano and any entity or person affiliated with or controlling or controlled by such entity or person.

Termination and Dissolution
Kinder Morgan	Copano
        Kinder Morgan will dissolve upon the earliest of:

•

December 31, 2082;

•

the general partner's election to dissolve Kinder Morgan, if approved by at least a majority of the outstanding units;

•

the sale of all or substantially all of Kinder Morgan's assets and properties and those of its operating partnerships;

•

the entry of a decree of judicial dissolution of Kinder Morgan; or

•

the withdrawal or removal of the general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the Kinder Morgan partnership agreement or by reason of a withdrawal or removal of the general partner following approval and admission of a successor.

Copano will continue as a company until terminated under the Copano LLC agreement. Copano will dissolve upon:

•

the election of the board of directors to dissolve Copano, if approved by the holders of at least a unit majority;

•

the sale, exchange or other disposition of all or substantially all of the assets and properties of Copano and its subsidiaries; or

•

the entry of a decree of judicial dissolution of Copano.

Upon a dissolution under the last bullet above, the holders of at least a majority of the outstanding units may also elect, within specific time limitations, to reconstitute Kinder Morgan and continue its business on the same terms and conditions described in the Kinder Morgan partnership agreement by forming a new limited partnership on terms identical to those in the Kinder Morgan partnership agreement and having as a general partner an entity approved by the holders of at least a majority of the outstanding units, subject to Kinder Morgan's receipt of an opinion of counsel with respect to certain limited liability and tax matters.
Liquidation
Kinder Morgan	Copano
Upon Kinder Morgan's dissolution, unless it is reconstituted and continued as a new limited partnership, the general partner or an authorized liquidator will liquidate Kinder Morgan's assets and apply the proceeds of the liquidation first, towards the payment of all Kinder Morgan's creditors and the creation of a reserve for contingent liabilities, and then, to all partners in	Upon Copano's dissolution, the liquidator authorized to wind up its affairs will, acting with all of the powers of its board of directors that the liquidator deems necessary or desirable in its judgment, liquidate Copano's assets and apply the proceeds of the liquidation first to payment of Copano's creditors, and then distribute any remaining proceeds to Copano unitholders in accordance with the positive balances in their respective capital accounts. The liquidator may defer liquidation of Kinder Morgan's assets, except those necessary to satisfy creditors, for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale would be impractical or would cause undue loss to Kinder Morgan's partners.
Upon Kinder Morgan's liquidation, it is intended that, to the extent available, income and gain, or deduction and loss, will be allocated in an amount necessary for the capital account attributable to each i-unit to be equal to that of a common unit and a Class B unit.	accordance with their respective capital account balances, as adjusted to reflect any taxable gain or loss upon the sale or other disposition of Copano's assets in liquidation. The allocations of taxable gain upon liquidation are intended, to the extent possible, to allow common unitholders to receive proceeds equal to their unrecovered capital plus the quarterly distribution for the quarter during which liquidation occurs. These distributions and allocations are subject to the prior rights of the Series A convertible preferred units.
Transfer of Units; Status as Unitholder or Assignee
Kinder Morgan	Copano
        Any transfers of a common unit will not be recorded by the transfer agent or recognized by Kinder Morgan unless the transferee surrenders certificates evidencing the unit and executes and delivers a transfer application. By executing and delivering a transfer application, the transferee will become the record holder of the common unit and an assignee, requests admission as a substituted limited partner, agrees to comply with and be bound by and execute the Kinder Morgan partnership agreement, and makes the representations, agreements, consents and approvals referred to in the transfer application and the Kinder Morgan partnership agreement.
        An assignee will become a substituted limited partner of Kinder Morgan for the transferred common units upon the consent of the general partner and the recording of the admission of the assignee on Kinder Morgan's books and records. The general partner may withhold its consent in its sole discretion.
A transferee's broker, agent or nominee may complete, execute and deliver a transfer application. Kinder Morgan is entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder. Until a common unit has been transferred on Kinder Morgan's books, Kinder Morgan and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes,	Any transfers of a common unit will not be recognized by Copano until the certificates evidencing the unit are surrendered for registration of transfer. By transfer of common units in accordance with the Copano LLC agreement, each transferee of common units shall be admitted as a unitholder with respect to the common units transferred when such transfer and admission is reflected in Copano's books and records. Additionally, each transferee of common units automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, the Copano LLC agreement, becomes the record holder of the common units, and makes the representations, agreements, consents and waivers contained in the Copano LLC agreement.

except as otherwise required by law or stock exchange regulations.
An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest in Kinder Morgan equivalent to that of a limited partner for the right to share in allocations and distributions from Kinder Morgan, including liquidating distributions. The general partner will vote common units owned by an assignee that has not become a substituted limited partner at the written direction of such assignee as described under "—Meetings and Voting; Action by Written Consent." Transferees that do not execute and deliver a transfer application will be treated neither as assignees nor as record holders of common units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of common units.
Non-Citizen Assignees; Redemption
Kinder Morgan	Copano
If Kinder Morgan is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of the general partner, provide for the cancellation or forfeiture of any property that Kinder Morgan has an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, the general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish this information within 30 days after a request for the information, or if the general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, Kinder Morgan may redeem the units held by the limited partner or assignee at their current market price and the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon Kinder Morgan's liquidation.	If Copano or any of its subsidiaries are or become subject to federal, state or local laws or regulations that, in the determination of Copano's board of directors, create a substantial risk of cancellation or forfeiture of any property that they have an interest in because of the nationality, citizenship or other related status of any unitholder, Copano may request any unitholder to furnish information about his nationality, citizenship or related status. If a unitholder or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after such request or if the board of directors determines after receipt of the information that the unitholder or assignee is not an eligible citizen, the unitholder or assignee may be treated as a non-citizen assignee and Copano may redeem the units held by the unitholder at their current market price. In addition to other limitations, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon Copano's liquidation (but shall be entitled to the cash equivalent of such distribution in kind).

PROPOSAL 2: ADJOURNMENT OF THE COPANO SPECIAL MEETING

        Copano unitholders are being asked to approve a proposal that will give Copano's board of directors authority to adjourn the Copano special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Copano special meeting. If this proposal is approved, the Copano special meeting could be adjourned to any date. If the Copano special meeting is adjourned, Copano unitholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the adoption of the merger agreement but do not indicate a choice on the adjournment proposal, your units will be voted in favor of the adjournment proposal. But if you indicate that you wish to vote against the adoption of the merger agreement, your units will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal. The affirmative vote of at least a majority of the votes cast affirmatively or negatively with respect to the proposal by holders of the Copano units present in person or represented by proxy at the Copano special meeting and entitled to vote on the proposal will be required to approve the adjournment of the Copano special meeting.

        The Copano board of directors unanimously recommends that you vote "FOR" the adjournment of the Copano special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Copano special meeting.

PROPOSAL 3: ADVISORY VOTE ON RELATED COMPENSATION

        Copano is providing its unitholders with the opportunity to cast an advisory (non-binding) vote to approve the related compensation payments that will or may be made by Copano to its named executive officers in connection with the merger, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. This proposal, which is referred to in this proxy statement/prospectus as the related compensation proposal, gives Copano unitholders the opportunity to vote on an advisory (non-binding) basis on the related compensation payments that will or may be paid by Copano to its named executive officers in connection with the merger. The related compensation that Copano's named executive officers may be entitled to receive from Copano in connection with the merger is summarized in the table under "Proposal 1: The Merger—Interests of Directors and Executive Officers in the Merger—Quantification of Potential Payments to Copano's Named Executive Officers in Connection with the Merger." That summary includes all compensation and benefits that will or may be paid by Copano to its named executive officers in connection with the merger.

        The Copano board of directors encourages you to review carefully the related compensation information disclosed in this proxy statement/prospectus.

        The Copano board of directors unanimously recommends that the unitholders of Copano approve the following resolution:

        "RESOLVED, that the unitholders of Copano approve, on an advisory (non-binding) basis, the compensation that will or may become payable by Copano to its named executive officers in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the proxy statement entitled "Proposal 1: The Merger—Interests of Directors and Executive Officers in the Merger—Quantification of Potential Payments to Copano's Named Executive Officers in Connection with the Merger" and the related narrative disclosures."

        The vote on the related compensation proposal is a vote separate and apart from the vote on the adoption of the merger agreement. Accordingly, you may vote to approve the adoption of the merger agreement and vote not to approve the related compensation proposal and vice versa. Because the vote on the related compensation proposal is advisory only, it will not be binding on either Copano or Kinder Morgan. Accordingly, if the merger agreement is adopted and the merger is completed, the compensation payments that are contractually required to be paid by Copano to its named executive officers will or may be paid, subject only to the conditions applicable thereto, regardless of the outcome of the advisory (non-binding) vote of Copano unitholders.

        The affirmative vote of at least a majority of the votes cast affirmatively or negatively with respect to the related compensation proposal by holders of the Copano common units and Series A convertible preferred units, voting together as a single class on an "as if" converted basis, will be required to approve the related compensation proposal. Accordingly, an abstention or a broker non-vote or other failure to vote will have no effect on the related compensation proposal.

        The Copano board of directors unanimously recommends that you vote "FOR" the related compensation payments that will or may be paid by Copano to its named executive officers in connection with the merger.

COPANO UNITHOLDER PROPOSALS

        Copano will not hold an annual meeting of its unitholders in 2013 if the merger has been completed. If, however, Copano does hold its 2013 annual meeting, under the rules of the SEC, in order to be considered for possible inclusion in the proxy statement for Copano's 2013 annual meeting, all Copano unitholder proposals must be received at Copano's principal executive offices, Attn: Corporate Secretary, 1200 Smith Street, Suite 2300, Houston, Texas, 77002. Copano must have received all such unitholder proposals on or before December 6, 2012. Copano will consider only proposals meeting the requirements of the applicable rules of the SEC.

        For any proposal that is not submitted for inclusion in Copano's proxy material for the 2013 annual meeting but is instead sought to be presented directly at that meeting, Rule 14a-4(c) under the Exchange Act permits Copano management to exercise discretionary voting authority under proxies it solicits unless Copano receives timely notice of the proposal in accordance with the procedures set forth in Section 11.13 of the Copano LLC agreement. For a unitholder proposal or director nomination to be properly submitted for presentation at Copano's 2013 annual meeting, Copano's Corporate Secretary must have received written notice of the proposal or nomination at Copano's principal executive offices during the period beginning on December 6, 2012 and ending on January 5, 2013.

        Unitholder proposals or director nominations must contain information specified in the Copano LLC agreement and must also be proper matters for unitholder action under the Copano LLC agreement and under Delaware law. In addition, if a unitholder delivers a solicitation notice with respect to a proposal or director nomination, in order for such proposal or nomination to be properly brought before the annual meeting, the unitholder must have actually delivered a proxy statement and form of proxy to holders of at least the percentage of units required to carry the proposal or elect the unitholder's nominee, as applicable. If no solicitation notice is delivered with respect to a proposal or nomination, in order for such proposal or nomination to be properly brought before the annual meeting, the unitholder or beneficial owner making the proposal or director nomination must not have solicited a number of proxies sufficient to have required the delivery of a solicitation notice.

 LEGAL MATTERS

        The validity of the Kinder Morgan common units to be issued in connection with the merger and being offered hereby, certain tax matters relating to those common units and certain U.S. federal income tax consequences of the merger will be passed upon for Kinder Morgan by Bracewell & Giuliani LLP, Houston, Texas. Weil, Gotshal & Manges LLP has also represented Kinder Morgan in connection with the merger described herein. Certain U.S. federal income tax consequences of the merger will be passed upon for Copano by Wachtell, Lipton, Rosen & Katz, New York, New York.

EXPERTS

Kinder Morgan

        The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control Over Financial Reporting) incorporated in this proxy statement/prospectus by reference to Kinder Morgan Energy Partners, L.P.'s Annual Report on Form 10-K for the year ended December 31, 2012 have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of Tennessee Gas Pipeline L.L.C. from their audit of internal controls over financial reporting as it was acquired from Kinder Morgan, Inc. on May 25, 2012 and dropped down to Kinder Morgan Energy Partners, L.P. shortly thereafter) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The description of the review performed by Netherland, Sewell & Associates, Inc., independent petroleum consultants, included in Kinder Morgan's Annual Report on Form 10-K for the year ended December 31, 2012, is incorporated herein by reference.

Copano

        The consolidated balance sheets of Copano Energy, L.L.C. as of December 31, 2012 and 2011, the related consolidated statements of operations, comprehensive loss, member's capital and cash flows for each of the three years in the period ended December 31, 2012, incorporated in this proxy statement/prospectus by reference from Copano Energy, L.L.C.'s Annual Report on Form 10-K for the year ended December 31, 2012, and the effectiveness of Copano Energy, L.L.C.'s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated balance sheets of Eagle Ford Gathering LLC as of December 31, 2012 and 2011, and the related consolidated statements of operations, members' equity and cash flows for each of the years ended December 31, 2012 and 2011 and for the period from May 12, 2010 (date of inception) to December 31, 2010, incorporated in this proxy statement/prospectus by reference from Copano Energy, L.L.C.'s Annual Report on Form 10-K for the year ended December 31, 2012, have been audited by Deloitte & Touche LLP, independent auditors', as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The balance sheets of Bighorn Gas Gathering, L.L.C. as of December 31, 2012 and 2011, and the related statements of operations, members' equity and cash flows for each of the three years in the period ended December 31, 2012, incorporated in this proxy statement/prospectus by reference from Copano Energy, L.L.C.'s Annual Report on Form 10-K for the year ended December 31, 2012, have been audited by Deloitte & Touche LLP, independent auditors', as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The balance sheets of Fort Union Gas Gathering, L.L.C. as of December 31, 2012 and 2011, and the related statements of operations, members' equity and cash flows for each of the three years in the period ended December 31, 2012, incorporated in this proxy statement/prospectus by reference from Copano Energy, L.L.C.'s Annual Report on Form 10-K/A for the year ended December 31, 2012, have been audited by Deloitte & Touche LLP, independent auditors', as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION

        Kinder Morgan has filed with the SEC a registration statement under the Securities Act of which this proxy statement/prospectus forms a part, which registers the Kinder Morgan common units to be issued to Copano unitholders in connection with the merger. The registration statement, including the exhibits and schedules attached to the registration statement, contains additional relevant information about Kinder Morgan and its common units. The rules and regulations of the SEC allow Kinder Morgan and Copano to omit certain information that is included in the registration statement from this proxy statement/prospectus.

        Kinder Morgan and Copano file annual, quarterly and special reports and other information with the SEC. Copano also files proxy statements with the SEC. The SEC allows Kinder Morgan and Copano to "incorporate by reference" into this proxy statement/prospectus the information they file with the SEC, which means that they can disclose important information to you by referring you to those documents. This proxy statement/prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. The information incorporated by reference is an important part of this proxy statement/prospectus, and information that Kinder Morgan or Copano files later with the SEC will automatically update and supersede this information as well as the information included in this proxy statement/prospectus. Some documents or information, such as that called for by Items 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this proxy statement/prospectus. Kinder Morgan and Copano incorporate by reference the documents listed below and any future filings they make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of this offering:

Kinder Morgan's Filings (SEC File No. 1-11234)

  •
  Annual Report on Form 10-K for the year ended December 31, 2012;

  •
  Current Reports on Form 8-K or Form 8-K/A filed on January 16, 2013, January 30, 2013, February 4, 2013 (two filings) and February 5, 2013; and

  •
  Registration Statement on Form 8-A/A filed on March 7, 2002.

        Kinder Morgan will provide a copy of any document incorporated by reference in this proxy statement/prospectus and any exhibit specifically incorporated by reference in the documents it incorporates by reference, without charge, by written or oral request directed to Kinder Morgan at the following address and telephone number:

  Kinder Morgan Energy Partners, L.P.
  Investor Relations Department
  1001 Louisiana Street, Suite 1000
  Houston, Texas 77002
  (713) 369-9000

        Should you want information regarding Kinder Morgan Management, LLC, the delegate of Kinder Morgan's general partner, or Kinder Morgan's parent corporation, Kinder Morgan, Inc., please refer to the annual, quarterly and special reports, as applicable, filed with the SEC regarding that entity by reference to Kinder Morgan Management, LLC or its SEC file number, 1-16459 or to Kinder Morgan, Inc. or its SEC file number, 1-35081.

 Copano's Filings (SEC File No. 1-32329)

  •
  Annual Report on Form 10-K/A for the year ended December 31, 2012;

  •
  Annual Report on Form 10-K for the year ended December 31, 2012;

  •
  Current Reports on Form 8-K filed on January 10, 2013, January 30, 2013, February 4, 2013 and February 15, 2013; and

  •
  Registration Statement on Form 8-A filed on November 1, 2004.

        Copano will provide a copy of any document incorporated by reference in this proxy statement/prospectus and any exhibit specifically incorporated by reference in the documents it incorporates by reference, without charge, by written or oral request directed to Copano at the following address and telephone number:

  Copano Energy, L.L.C.
  Investor Relations Department
  1200 Smith Street, Suite 2300
  Houston, Texas 77002
  (713) 621-9547

        Kinder Morgan and Copano also make available free of charge on their internet websites at www.kindermorgan.com and www.copano.com, respectively, the reports and other information filed by Kinder Morgan and Copano with the SEC, as soon as reasonably practicable after such material is electronically filed or furnished to the SEC. Neither Kinder Morgan's nor Copano's websites, nor the information contained on their websites, is part of this proxy statement/prospectus or the documents incorporated by reference.

        The SEC maintains an Internet website that contains reports, proxy and information statements and other material that are filed through the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. This system can be accessed at www.sec.gov. You can find information that Kinder Morgan and Copano file with the SEC by reference to their names or to their SEC file numbers. You also may read and copy any document Kinder Morgan or Copano files with the SEC at the SEC's public reference room located at:

  100 F Street, N.E.
  Room 1580
  Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information about the public reference room and its copy charges. Kinder Morgan SEC filings are also available to the public through the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

        The information concerning Kinder Morgan contained in this proxy statement/prospectus or incorporated by reference has been provided by Kinder Morgan, and the information concerning Copano contained in this proxy statement/prospectus or incorporated by reference has been provided by Copano.

        In order to receive timely delivery of requested documents in advance of the Copano special meeting, your request should be received no later than April 24, 2013. If you request any documents, Kinder Morgan or Copano will mail them to you by first class mail, or another equally prompt means, within one business day after receipt of your request.

        Neither Kinder Morgan nor Copano has authorized anyone to give any information or make any representation about the merger, Kinder Morgan or Copano that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference. Therefore, if any one distributes this type of information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or you are a person to whom it is unlawful to direct these types or activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of its date, or in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.

 Annex A

AGREEMENT AND PLAN OF MERGER

Dated as of January 29, 2013

among

KINDER MORGAN ENERGY PARTNERS, L.P.,

KINDER MORGAN G.P., INC.,

JAVELINA MERGER SUB LLC,

and

COPANO ENERGY, L.L.C.

A-i

A-ii

A-iii

 AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER, dated as of January 29, 2013 (this "Agreement"), is by and among Copano Energy, L.L.C., a Delaware limited liability company (the "Company"), Kinder Morgan Energy Partners, L.P., a Delaware limited partnership ("Parent"), Kinder Morgan G.P., Inc., a Delaware corporation and the general partner of Parent ("Parent GP"), and Javelina Merger Sub LLC, a Delaware limited liability company and a direct, wholly owned Subsidiary of Parent ("Merger Sub" and, with Parent and Parent GP, the "Parent Entities"). Certain terms used in this Agreement are defined in Section 8.11.

W I T N E S S E T H:

        WHEREAS, the Board of Directors of the Company (the "Company Board") has (i) determined that it is in the best interests of the Company and its Members, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby and (iii) resolved to submit the Agreement to a vote of the Members of the Company and recommend adoption of this Agreement by the Members of the Company;

        WHEREAS, Parent, in its capacity as the managing member of Merger Sub, and the Board of Directors of the delegate of Parent GP have each approved and declared advisable this Agreement and the transactions contemplated hereby; and

        WHEREAS, as a condition to Parent entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Parent and the Company are entering into a voting agreement with TPG Copenhagen, L.P. (the "Voting Agreement") pursuant to which, among other things, TPG Copenhagen, L.P. has agreed, subject to the terms of the Voting Agreement, to vote all of its Series A Preferred Units and Common Units in accordance with the terms of the Voting Agreement and to convert its Series A Preferred Units to Common Units in accordance with the Company LLC Agreement.

        NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound, the parties agree as follows:

ARTICLE I

The Merger

        Section 1.1.    The Merger.     Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DLLCA, at the Effective Time, Merger Sub shall be merged with and into the Company (the "Merger"), the separate limited liability company existence of Merger Sub will cease and the Company will continue its existence under Delaware law as the surviving entity in the Merger (the "Surviving Entity").

        Section 1.2.    Closing.     Subject to the provisions of Article VI, the closing of the Merger (the "Closing") shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, 10019 at 10:00 A.M., New York time, on the second (2nd) business day after the satisfaction or waiver of the conditions set forth in Article VI (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place, date and time as the Company and Parent shall agree. The date on which the Closing actually occurs is referred to as the "Closing Date."

        Section 1.3.    Effective Time.     Subject to the provisions of this Agreement, at the Closing, the Company will cause a certificate of merger, executed in accordance with the relevant provisions of the DLLCA (the "Certificate of Merger") to be duly filed with the Secretary of State of the State of Delaware. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger (the effective time of the Merger being hereinafter referred to as the "Effective Time").

        Section 1.4.    Effects of the Merger.     The Merger shall have the effects set forth in the applicable provisions of the DLLCA.

        Section 1.5.    Organizational Documents of the Surviving Entity.

          (a)   At the Effective Time, the certificate of formation of the Company as in effect immediately prior to the Effective Time shall, by virtue of the Merger and the Certificate of Merger, be amended and restated in its entirety to read as the certificate of formation of Merger Sub in effect immediately prior to the Effective Time and, as so amended, shall be the certificate of formation of the Surviving Entity from and after the Effective Time, and thereafter may be amended as provided therein or by Law, in each case consistent with the obligations set forth in Section 5.8.

          (b)   The Company LLC Agreement shall, by virtue of the Merger and the Certificate of Merger, be amended and restated in its entirety as set forth in Exhibit A hereto, consistent with the obligations set forth in Section 5.8.

        Section 1.6.    Governance of the Surviving Entity.

          (a)   Each of the parties hereto shall take all necessary action to cause the managing member of Merger Sub immediately prior to the Effective Time to be the managing member of the Surviving Entity immediately following the Effective Time. The parties agree that there shall be no directors of the Surviving Entity from and after the Effective Time.

          (b)   The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Entity until their respective successors are duly appointed and qualified or upon their earlier death, resignation or removal in accordance with the certificate of formation and limited liability company agreement of the Surviving Entity.

ARTICLE II

Effect on Units

        Section 2.1.    Effect of Merger.     At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent GP, Parent, Merger Sub or the holder of any securities of the Company or Merger Sub:

          (a)    Conversion of Common Units.    Subject to Section 2.2(h) and Section 2.4, each Common Unit issued and outstanding or deemed issued and outstanding in accordance with Section 2.3 as of immediately prior to the Effective Time shall be converted into the right to receive 0.4563 (the "Exchange Ratio") Parent Units (the "Merger Consideration").

          (b)    Equity of Merger Sub.    At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the membership interests in Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one hundred percent (100%) of the issued and outstanding membership interests in the Company (as the Surviving Entity). At the Effective Time, the books and records of the Company shall be revised to reflect the admission of Parent as a Member of the Company and the simultaneous withdrawal of all other Members of the Company, and Parent GP and Parent shall continue the existence of the Company (as the Surviving Entity) without dissolution.

          (c)    Cancellation of Company-Owned Units and Parent-Owned Units.    Any Company Securities that are owned immediately prior to the Effective Time by the Company, and any Company

  Securities owned immediately prior to the Effective Time by Parent or Merger Sub, shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange for such canceled Company Securities, and any Company Securities owned by any other Subsidiary of Parent or the Company shall be exchanged for the Merger Consideration.

          (d)    Certificates.    As of the Effective Time, all Common Units converted into the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of units in book-entry form) that immediately prior to the Effective Time represented any such Common Units (a "Certificate") shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(g) and cash in lieu of any fractional Parent Units to which such holder is entitled pursuant to Section 2.2(h), in each case to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.2(c), without interest, and the right to be admitted as an Additional Limited Partner of Parent. Parent GP hereby consents to the admission (as an Additional Limited Partner) of each Unitholder who is issued Parent Units in exchange for such Unitholder's Common Units in accordance with this Article II, upon the proper surrender of the Certificate representing such Common Units. Upon such surrender of the Certificate (or upon a waiver of the requirement to surrender a Certificate granted by Parent GP in its sole discretion) and the recording of the name of such Person as a limited partner of Parent on the books and records of Parent, such Person shall automatically and effective as of the Effective Time be admitted to Parent as an Additional Limited Partner and be bound by the Parent Partnership Agreement as such. By its surrender of a Certificate, or by its acceptance of Parent Units, a Unitholder confirms its agreement to be bound by all of the terms and conditions of the Parent Partnership Agreement.

        Section 2.2.    Exchange of Certificates.

          (a)    Exchange Agent.    Prior to the Closing Date, Parent shall appoint an exchange agent reasonably acceptable to the Company (the "Exchange Agent") for the purpose of exchanging Certificates for Merger Consideration. As soon as reasonably practicable after the Effective Time, but in no event more than three (3) business days following the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of record of Common Units, Company Options, Company UARs, Restricted Units and Phantom Units as of the Effective Time (and, to the extent commercially practicable, to make available for collection by hand, during customary business hours commencing immediately after the Effective Time, if so elected by such holder of record), whose Common Units, Company Options, Company UARs, Restricted Units and Phantom Units were converted into the right to receive the Merger Consideration, a letter of transmittal (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent) in such forms as the Company and Parent may reasonably agree, including, as applicable, instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent in exchange for the Merger Consideration and cash in lieu of any fractional Common Units payable pursuant to Section 2.2(h).

          (b)    Deposit.    At or prior to the Closing, Parent shall cause to be deposited with the Exchange Agent, in trust for the benefit of the holders of Common Units, Company Options, Company UARs, Restricted Units and Phantom Units (and tandem distribution equivalent rights), Parent Units (which shall be in non-certificated book-entry form) and an amount of cash in U.S. dollars sufficient to be issued and paid pursuant to Section 2.3(c), payable upon due surrender of the Certificates or other evidence of Company Options, Company UARs, Restricted Units and Phantom Units (and tandem distribution rights) (or effective affidavits of loss in lieu thereof) pursuant to the provisions of this Article II. Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, cash in U.S. dollars sufficient to pay any dividends and other distributions pursuant to Section 2.2(g) and any Parent Units sufficient to pay any Merger Consideration, in each case, that may be payable from time to time following the Effective Time. All cash and book-entry units representing Parent Units deposited with the Exchange Agent or representing unit proceeds obtained pursuant to Section 2.2(h) shall be referred to in this Agreement as the "Exchange Fund." The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued or paid pursuant to this Article II out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided that (i) no such investment or losses thereon shall affect the Merger Consideration payable to holders of Common Units, Company Options, Company UARs, Restricted Units or Phantom Units (and tandem distribution rights) entitled to receive such consideration or cash in lieu of fractional interests or in respect of tandem distribution rights pursuant to Section 2.3(c) and Parent shall promptly cause to be provided additional funds to the Exchange Agent for the benefit of holders of Common Units, Company Options, Company UARs, Restricted Units or Phantom Units (and tandem distribution rights) entitled to receive such consideration in the amount of any such losses; and (ii) such investments shall be in short term obligations of the United States of America with maturities of no more than thirty (30) days.

          (c)    Exchange.    Each holder of Common Units, Company Options, Company UARs, Restricted Units or Phantom Units (and tandem distribution rights) that have been converted into the right to receive the Merger Consideration, upon surrender to the Exchange Agent of a properly completed letter of transmittal, duly executed and completed in accordance with the instructions thereto, a Certificate (as applicable) and such other documents as may reasonably be required by the Exchange Agent, will be entitled to receive in exchange therefor (i) the number of Parent Units representing, in the aggregate, the whole number of Parent Units that such holder has the right to receive in accordance with the provisions of Article II and/or (ii) a check denominated in U.S. dollars in the amount of cash that such holder has the right to receive pursuant to this Article II. The Merger Consideration shall be paid as promptly as practicable by mail after receipt by the Exchange Agent of the Certificate and letter of transmittal in accordance with the foregoing. No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional Parent Units or on any unpaid dividends and distributions payable to holders of Certificates. Until so surrendered, each such Certificate shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration.

          (d)    Other Payees.    If any cash payment is to be made to a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition of such payment that the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the making of such cash payment to a Person other than the registered holder of the surrendered Certificate or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to the registration thereof that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

          (e)    No Further Transfers.    From and after the Effective Time, there shall be no further registration on the books of the Company of transfers of Common Units. From and after the Effective Time, the holders of Certificates representing Common Units outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Common Units, except as otherwise provided in this Agreement or by applicable Law. If, after the Effective Time, Certificates are presented to the Exchange Agent or Parent, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article II.

          (f)    Termination of Exchange Fund.    Any portion of the Exchange Fund that remains unclaimed by the holders of Common Units twelve (12) months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged his, her or its Common Units for the Merger Consideration in accordance with this Section 2.2 prior to that time shall thereafter look only to Parent for delivery of the Merger Consideration in respect of such holder's Common Units. Notwithstanding the foregoing, Parent, Merger Sub and the Company shall not be liable to any holder of Common Units for any Merger Consideration duly delivered to a public official pursuant to applicable abandoned property Laws. Any Merger Consideration remaining unclaimed by holders of Common Units immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

          (g)    Dividends and Distributions.    No dividends or other distributions with respect to Parent Units issued in the Merger shall be paid to the holder of any unsurrendered Certificates until such Certificates are surrendered as provided in this Section 2.2. Following such surrender, subject to the effect of escheat, Tax or other applicable Law, there shall be paid, without interest, to the record holder of the Parent Units, if any, issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of any such Parent Units with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Parent Units with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of Parent Units, all Parent Units to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

          (h)    No Fractional Units.    No certificates or scrip representing fractional Parent Units shall be issued upon the surrender for exchange of Certificates. Notwithstanding any other provision of this Agreement, each holder of Common Units converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Unit (after taking into account all Certificates (or effective affidavits of loss in lieu thereof) delivered by such holder) shall be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.2(h), a cash payment, without interest, in lieu of such fractional units representing such holder's proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by reasonable and customary fees of the Exchange Agent attributable to such sale) (as so reduced, the "unit proceeds") in one or more transactions of a number of Parent Units, such number equal to the excess of (i) the aggregate number of Parent Units to be delivered to the Exchange Agent by Parent pursuant to Section 2.2(b) over (ii) the aggregate number of whole Parent Units to be distributed to the holders of Certificates pursuant to Section 2.2(c) (such excess being, the "Excess Units"). The parties acknowledge that payment of the cash unit proceeds in lieu of issuing certificates or scrip for fractional units was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional units. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of the certificates representing Parent Units that would otherwise receive fractional units, shall sell the Excess Units at then-prevailing prices on the NYSE in the manner provided in this Section 2.2(h) and shall be executed in round lots to the extent practicable. Until the unit proceeds of such sale or sales have been distributed to the holders of such Common Units, or the Exchange Fund is terminated, the Exchange Agent shall hold such unit proceeds in trust for the benefit of the holders of such Common Units (the "Fractional Unit Proceeds"). The Exchange Agent shall determine the portion of the Fractional Unit Proceeds to which each holder of such Common Units shall be entitled, if any, by multiplying the amount of the aggregate unit proceeds comprising the Fractional Unit Proceeds by a fraction, the numerator of which is the amount of the fractional unit interest to which such holder of such Common Units would otherwise be entitled and the denominator of which is the aggregate amount of fractional unit interests to which all holders of such Common Units would otherwise be entitled. To the extent applicable, each holder of Common Units shall be deemed to have consented for U.S. federal income tax purposes (and to the extent applicable, state or local income tax purposes) to report the cash received for fractional Parent Units in the Merger as a sale of a portion of the holder's Common Units to Parent consistent with Treasury Regulation Section 1.708-1(c)(4).

          (i)    Lost, Stolen or Destroyed Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the Common Units represented by such Certificate as contemplated by this Article II.

          (j)    Withholding Taxes.    Parent, Merger Sub and the Exchange Agent shall deduct and withhold from the consideration otherwise payable pursuant to this Agreement to a holder of Common Units, Company Options, Company UARs, Restricted Units and Phantom Units (and any tandem distribution equivalent rights) such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "Code"), or under any provision of state, local or foreign tax Law (and to the extent deduction and withholding is required, such deduction and withholding shall be taken in Parent Units). To the extent amounts are so withheld and paid over to the appropriate taxing authority, such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the former holder of the Common Units, Company Options, Company UARs, Restricted Units and Phantom Units (and tandem distribution equivalent rights), as applicable, in respect of whom such withholding was made. If withholding is taken in Parent Units, Parent and the Exchange Agent shall be treated as having sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate taxing authority.

        Section 2.3.    Treatment of Company Options, Company UARs, Phantom Units and Restricted Units.     As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the Company Board (or, if appropriate, any committee administering any Company Equity Plan) will adopt resolutions, and the Company will take all other actions as may be necessary or required in accordance with applicable Law and each Company Equity Plan (including, the award agreements in respect of awards granted thereunder) to give effect to this Section 2.3 to provide that:

          (a)    Treatment of Company Options.    Each Company Option outstanding and unexercised immediately prior to the Effective Time (whether or not then vested or exercisable), as of immediately prior to the Effective Time, by virtue of the occurrence of the Closing and without any action on the part of any holder of any Company Option, will be deemed net exercised for that number of whole Common Units, which shall be deemed issued and outstanding as of immediately prior to the Effective Time and otherwise subject to the terms and conditions of this Agreement (including, Sections 2.1 and 2.2), equal to, rounded down to the nearest whole unit,

  (i) the number of Common Units subject to such Company Option immediately prior to the Effective Time minus (ii) the number of whole and partial (computed to the nearest four decimal places) Common Units with a Fair Market Value (as such term is defined in the applicable Company Equity Plan) as of immediately prior to the Effective Time equal to the aggregate exercise price of such Company Option. For illustration purposes only, if (x) a Company Option to purchase one hundred (100) Common Units with an exercise price per Common Unit of $1.00 is outstanding and unexercised immediately prior to the Effective Time and (y) the Fair Market Value of a Common Unit as of immediately prior to the Effective Time is $2.00, such Company Option would be converted into the Merger Consideration pursuant to this Section 2.3(a) as follows: (100—Equivalent Option Common Units)*(Exchange Ratio) = 22 Parent Units, where "Equivalent Option Common Units" = Aggregate exercise price of such Company Option / the Fair Market Value of one Common Unit (with such quotient computed to the nearest four decimal places).

          (b)    Treatment of Company UARs.    Each Company UAR outstanding and unexercised immediately prior to the Effective Time (whether or not then vested or exercisable), as of immediately prior to the Effective Time, by virtue of the occurrence of the Closing and without any action on the part of any holder of any Company UAR, will be deemed net exercised for that number of whole Common Units, which shall be deemed issued and outstanding as of immediately prior to the Effective Time and otherwise subject to the terms and conditions of this Agreement (including, Sections 2.1 and 2.2), equal to, rounded down to the nearest whole unit, (i) the number of Common Units subject to such Company UAR immediately prior to the Effective Time minus (ii) the number of whole and partial (computed to the nearest four decimal places) Common Units with a Fair Market Value (as such term is defined in the applicable Company Equity Plan) as of immediately prior to the Effective Time equal to the aggregate exercise price of such Company UAR. For illustration purposes only, if (x) a Company UAR in respect of one hundred (100) Common Units with an exercise price per Common Unit of $1.00 is outstanding and unexercised immediately prior to the Effective Time and (y) the Fair Market Value of a Common Unit as of immediately prior to the Effective Time is $2.00, such Company UAR would be converted into the Merger Consideration pursuant to this Section 2.3(b) as follows: (100—Equivalent UAR Common Units)*(Exchange Ratio) = 22 Parent Units, where "Equivalent UAR Common Units" = Aggregate exercise price of such Company UAR / the Fair Market Value of one Common Unit (with such quotient computed to the nearest four decimal places).

          (c)    Treatment of Phantom Units.    Each Phantom Unit that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, vest in full (in the case of performance-based Phantom Units, based on a target earned percentage of one hundred percent (100%)) and the restrictions with respect thereto shall lapse, and each Common Unit deemed to be issued in settlement thereof shall be deemed issued and outstanding as of immediately prior to the Effective Time and otherwise subject to the terms and conditions of this Agreement (including, Sections 2.1 and 2.2). In addition, any tandem distribution equivalent rights payable with respect to each Phantom Unit that vests pursuant to this Section 2.3(c) shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, vest in full and shall become immediately payable in cash.

          (d)    Treatment of Restricted Units.    Each Restricted Unit that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, vest in full and the restrictions with respect thereto shall lapse, and each Restricted Unit shall be treated as an issued and outstanding Common Unit as of immediately prior to the Effective Time and otherwise subject to the terms and conditions of this Agreement (including, Sections 2.1 and 2.2).

          (e)    Termination of Company Equity Plans.    Prior to the Effective Time, the Company shall take all actions necessary to terminate all of the Company Equity Plans, such termination to be effective at the Effective Time, and from and after the Effective Time, all Company Equity Plans shall be terminated and no Company Options, Company UARs, Restricted Units, Phantom Units or other rights with respect to Common Units or other Company Securities shall be granted or be outstanding thereunder, it being understood that the terminations contemplated hereby shall in no respect limit Parent's obligations under this Section 2.3 with respect to Company Options, Company UARs, Restricted Units and Phantom Units granted prior to the Effective Time.

        Section 2.4.    Adjustments.     Notwithstanding any provision of this Article II to the contrary (but without in any way limiting the covenants in Section 5.2), if between the date of this Agreement and the Effective Time the number of outstanding Common Units or Parent Units shall have been changed into a different number of units or a different class by reason of the occurrence or record date of any unit dividend, subdivision, reclassification, recapitalization, split, split-up, unit distribution, combination, exchange of units or similar transaction, the Exchange Ratio shall be appropriately adjusted to reflect fully the effect of such unit dividend, subdivision, reclassification, split, combination, exchange of units or similar transaction and to provide the holders of Common Units the same economic effect as contemplated by this Agreement prior to such event.

        Section 2.5.    No Dissenters' Rights.     No dissenters' or appraisal rights shall be available with respect to the Merger or the other transactions contemplated hereby.

ARTICLE III

Representations and Warranties of the Company

        Except as disclosed in (a) the Company SEC Documents filed with the SEC on or after December 31, 2010 and prior to the date of this Agreement (but excluding any disclosure contained in any such Company SEC Documents under the heading "Risk Factors" or "Cautionary Note Regarding Forward-Looking Statements" or similar heading (other than any factual information contained within such headings, disclosure or statements)) or (b) the disclosure letter delivered by the Company to Parent (the "Company Disclosure Schedule") prior to the execution of this Agreement (provided that (i) disclosure in any section of such Company Disclosure Schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that it is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have a Company Material Adverse Effect), the Company represents and warrants to Parent as follows:

        Section 3.1.    Organization, Standing and Corporate Power.

          (a)   Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite limited liability company, corporate, partnership or other applicable power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect on the Company ("Company Material Adverse Effect").

          (b)   Each of the Company and its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

          (c)   All the outstanding limited liability company interests, partnership interests, shares of capital stock of, or other equity interests in, each material Subsidiary of the Company that are owned directly or indirectly by the Company have been duly authorized and validly issued and are fully paid and nonassessable and are owned free and clear of all liens, pledges, charges, mortgages, encumbrances, options, rights of first refusal or other preferential purchase rights, adverse rights or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), and the "blue sky" laws of the various States of the United States) (collectively, "Liens"). Except for those of the Company Joint Ventures, all such interests and shares of capital stock of each Subsidiary are owned directly or indirectly by the Company.

          (d)   The Company has made available to Parent correct and complete copies of its certificate of formation and the Company LLC Agreement (the "Company Charter Documents"), and correct and complete copies of the certificates of formation and limited liability company agreements (or comparable organizational documents) of each of its material Subsidiaries (the "Company Subsidiary Documents"), in each case as amended to the date of this Agreement. All such Company Charter Documents are in full force and effect and the Company is not in violation of any of their provisions.

        Section 3.2.    Capitalization.

          (a)   As of the close of business on January 25, 2013, the Company has no Interests or other limited liability company interests or equity interests issued and outstanding, other than: (i) 79,017,342 Common Units (which number includes 43,000 Common Units which are Restricted Units), (ii) no Common Units held by the Company in its treasury; (iii) 634,112 Common Units issuable on the exercise of outstanding Company Options granted under the Company Equity Plans; (iv) 464,923 outstanding Company UARs; (v) 1,170,116 Common Units issuable upon the settlement of outstanding Phantom Units; (vi) 12,897,029 Series A Preferred Units; and (viii) 14,186,731 Common Units issuable upon conversion of the 12,897,029 outstanding Series A Preferred Units. All outstanding Common Units and Series A Preferred Units have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Section 3.2(a) of the Company Disclosure Schedule sets forth, as of January 25, 2013, (i) the aggregate number of outstanding options or other rights to purchase or receive Common Units, Series A Preferred Units or other Company Securities granted under the Company Equity Plans or otherwise by the Company (including outstanding Company Options, Company UARs, Phantom Units, tandem distribution equivalent rights and Restricted Units), organized by exercise or conversion price related thereto and (ii) each outstanding Company Option, Company UAR, Phantom Unit, tandem distribution equivalent right and Restricted Unit and to the extent applicable, the number of Common Units issuable thereunder, the number of Common Units used as a reference for payment thereunder, the expiration date, the exercise or conversion price relating thereto, the grant date, the vesting schedule, the settlement date, whether or not it is subject to performance based vesting, the amount vested and outstanding, the amount unvested and outstanding, and the Company Equity Plan pursuant to which the award was made. Except as set forth above in this Section 3.2(a) or in Section 3.2(a) of the Company Disclosure Schedule, as of the date of this Agreement there are not, and as of the Effective Time there will not be, any Interests or other limited liability company interests, voting securities or other equity interests of the Company issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any Interests or other limited liability company interests, voting securities or other equity interests of the Company, including any representing the right to purchase or otherwise receive any of the foregoing.

          (b)   Since the Balance Sheet Date to the date of this Agreement, the Company has not issued any Interests or other limited liability company interests, voting securities or other equity interests, or any securities convertible into or exchangeable or exercisable for any Interests or other limited liability company interests, voting securities or other equity interests, other than as set forth above in this Section 3.2(a) or in Section 3.2(a) of the Company Disclosure Schedule. None of the Company or any of its Subsidiaries has issued or is bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any limited liability company interests, shares of capital stock, voting securities or equity interests of any Subsidiary of the Company (other than, with respect to the Company Joint Ventures, as set forth in the definitive agreements for such Company Joint Ventures). Except (i) as set forth in the Company LLC Agreement, as in effect as of the date of this Agreement, (ii) in connection with the exercise of any Company Options or Company UARs or (iii) in connection with the vesting, settlement or forfeiture of, or tax withholding with respect to, any equity or equity-based awards granted under the Company Equity Plans and outstanding as of the date of this Agreement, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Interests or other limited liability company interests, shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any Interests or other limited liability company interests, shares of capital stock, voting securities or equity interests) of the Company or any of its Subsidiaries (other than, with respect to the Company Joint Ventures, as set forth in the definitive agreements for such Company Joint Ventures).

          (c)   All distributions of Series A Preferred Units issued as PIK Units required to be made under the Company LLC Agreement have been made in accordance with the terms of the Company LLC Agreement.

        Section 3.3.    Authority; Noncontravention; Voting Requirements.

          (a)   The Company has all necessary limited liability company power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to obtaining the Company Unitholder Approval. The execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized and approved by the Company Board, which, at a meeting duly called and held, has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated hereby and (ii) resolved to submit the Agreement to a vote of the Members of the Company and to recommend adoption of this Agreement by the Members of the Company, and except for obtaining the Company Unitholder Approval for the adoption of this Agreement, and consummation of the transactions contemplated hereby, no other limited liability company action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms.

          (b)   Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions of this Agreement, will (i) conflict with or violate any provision of the Company Charter Documents or any of the Company Subsidiary Documents,

  (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 and the Company Unitholder Approval are obtained and the filings referred to in Section 3.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation (each, a "Contract") or Company Permit (including any Environmental Permit), to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of the Company or any of its Subsidiaries, except, in the case of clauses (ii)(x) and (ii)(y), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

          (c)   The affirmative vote or consent of the holders of a Unit Majority at the Company Unitholders Meeting or any adjournment or postponement thereof in favor of the adoption of this Agreement (the "Company Unitholder Approval") is the only vote or approval of the holders of any class or series of Interests or other limited liability company interests, equity interests or capital stock of the Company or any of its Subsidiaries which is necessary to adopt this Agreement and the transactions contemplated hereby.

        Section 3.4.    Governmental Approvals.     Except for (i) filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), and the Securities Act, including the filing of a proxy or information statement with the SEC in connection with the Merger (the "Proxy Statement"), (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) filings required under, and compliance with other applicable requirements of, the HSR Act or (iv) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of NASDAQ, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially impede, interfere with or hinder the consummation of the transactions contemplated hereby or (B) result in a Company Material Adverse Effect.

        Section 3.5.    Company SEC Documents; Undisclosed Liabilities.

          (a)   The Company and its Subsidiaries have filed and furnished all reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements required to be filed by them with the SEC since December 31, 2010 (collectively and together with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the "Company SEC Documents"). The Company SEC Documents, as of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), or, if amended, as finally amended prior to the date of this Agreement, complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC

  Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or investigation.

          (b)   The consolidated financial statements of the Company included in the Company SEC Documents as of their respective dates (if amended, as of the date of the last such amendment) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to the Company and its consolidated Subsidiaries, taken as a whole).

          (c)   The Company has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Company's principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company's auditors and the audit committee of the Company Board (x) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls. The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications were complete and correct when made. The management of the Company has completed its assessment of the effectiveness of the Company's internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes Oxley Act for the year ended December 31, 2011, and such assessment concluded that such controls were effective. To the Knowledge of the Company, as of the date of this Agreement there are no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes Oxley Act, without qualification, when next due.

          (d)   Except (i) as reflected or otherwise reserved against on the balance sheet of the Company and its Subsidiaries as of September 30, 2012 (the "Balance Sheet Date") (including the notes thereto) included in the Company SEC Documents filed by the Company and publicly available prior to the date of this Agreement, (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (iii) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated hereby, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether or not accrued or contingent), that would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, other than as have not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (e)   Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company's published financial statements or any Company SEC Documents.

        Section 3.6.    Absence of Certain Changes or Events.

          (a)   Since the Balance Sheet Date, there has not been a Company Material Adverse Effect.

          (b)   Since the Balance Sheet Date, (i) except for this Agreement and the transactions contemplated hereby, the Company and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) neither the Company nor any of its Subsidiaries has taken any action described in Sections 5.2(a)(ii), (iii), (v), (vi), (vii), (ix) or (xiv) (but, with respect to (vii), disregarding the proviso to (vii)(x)(1), and with respect to (xiv), only to the extent applicable to the other clauses designated in this Section 3.6(b)(ii)) that, if taken after the date of this Agreement and prior to the Effective Time without the prior written consent of Parent, would violate such provisions.

        Section 3.7.    Legal Proceedings.     There are no investigations or proceedings pending (or, to the Knowledge of the Company, threatened) by any Governmental Authority with respect to the Company or any of its Subsidiaries or actions, suits or proceedings pending (or, to the Knowledge of the Company, threatened) against the Company or any of its Subsidiaries or any of their respective properties at law or in equity before any Governmental Authority, and there are no orders, judgments or decrees of any Governmental Authority against the Company or any of its Subsidiaries, in each case except for those that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 3.8.    Compliance With Laws; Permits.

          (a)   The Company and its Subsidiaries are, and since the later of December 31, 2010 and their respective dates of incorporation, formation or organization have been, in compliance with and are not in default under or in violation of any applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of or undertaking to any Governmental Authority, including common law (collectively, "Laws" and each, a "Law"), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Company Material Adverse Effect.

          (b)   The Company and its Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the "Company Permits"), except where the failure to have any of the Company Permits would not have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are not, and since December 31, 2010 have not been, in violation or breach of, or default under, any Company Permit, except where such violation, breach or default would not have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Company, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Company or any of its Subsidiaries under, any Company Permit, or has caused (or would cause) an applicable Governmental Authority to fail or refuse to issue, renew, extend, any Company Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, a Company Material Adverse Effect.

          (c)   Without limiting the generality of Section 3.8(a), the Company, each of its Subsidiaries, and, to the Knowledge of the Company, each joint venture partner, joint interest owner, consultant, agent, or representative of any of the foregoing (in their respective capacities as such), (i) has not violated the U.S. Foreign Corrupt Practices Act, and any other U.S. and foreign anti-corruption Laws that are applicable to the Company or its Subsidiaries; (ii) has not, to the Knowledge of the Company, been given written notice by any Governmental Authority of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the Knowledge of the Company, is not being (and has not been) investigated by any Governmental Authority except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 3.9.    Information Supplied.     Subject to the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.9, none of the information supplied (or to be supplied) in writing by or on behalf of the Company specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Units in connection with the Merger (as amended or supplemented from time to time, the "Registration Statement") will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and (b) the Proxy Statement will, on the date it is first mailed to Unitholders of the Company, and at the time of the Company Unitholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in any of the foregoing documents.

        Section 3.10.    Tax Matters.

          (a)   Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) all Tax Returns that were required to be filed by or with respect to the Company or any of its Subsidiaries have been duly and timely filed (taking into account any extension of time within which to file) and all such Tax Returns are complete and accurate, (ii) all items of income, gain, loss, deduction and credit or other items required to be included in each such Tax Return, have been so included, (iii) all Taxes owed by the Company or any of its Subsidiaries that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established, (iv) all Tax withholding and deposit requirements imposed on or with respect to the Company or any of its Subsidiaries have been satisfied in full in all respects, (v) there are no Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, (vi) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of the Company or any of its Subsidiaries, (vii) there is no written claim against the Company or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed, or threatened in writing with respect to any Tax Return of or with respect to the Company or any of its Subsidiaries, (viii) there is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to the Company or any of its Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to any of the Company or any of its Subsidiaries, (ix) none of the Company or any of its Subsidiaries will be required to include any amount in income for any taxable period as a result of a change in accounting method for any taxable period ending on or before the Closing Date or pursuant to any agreement with any Tax authority with respect to any such taxable period, (x) except as set forth in Section 3.10 of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by the Company or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement, (xi) none of the Company or any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise, (xii) the Company and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code, (xiii) the Company is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code and has been properly treated as such since its formation, (xiv) at least ninety percent (90%) of the gross income of the Company for each taxable year since its formation has been from sources that will be treated as "qualifying income" within the meaning of Section 7704(d) of the Code, and (xv) each Company Subsidiary is currently (and has been since its respective formation) either (a) properly classified as a partnership for U.S. federal income tax purposes or (b) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b).

          (b)   As used in this Agreement, (i) "Tax" or "Taxes" means any and all federal, state, local or foreign or provincial taxes, charges, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and similar charges, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with respect thereto and (ii) "Tax Return" means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

        Section 3.11.    Employee Benefits.

          (a)   Section 3.11(a) of the Company Disclosure Schedule lists all material Company Benefit Plans. "Company Benefit Plans" means (i) all "employee benefit plans" (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and (ii) all other compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not subject to ERISA, including, cash or equity or equity-based, employment, retention, change of control, health, medical, dental, disability, accident, life insurance, vacation, severance, retirement, pension, savings, or termination, in each case of clauses (i) and (ii) that are sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of the Company or its Subsidiaries, or with respect to which the Company or its Subsidiaries have any current or contingent liability, except that no "multiemployer plan" (within the meaning of Section 4001(a)(3) of ERISA) (a "Multiemployer Plan") shall be considered a Company Benefit Plan).

          (b)   Neither the Company, any of its Subsidiaries, nor any of their respective ERISA Affiliates contributes to, is required to contribute to, or has in the last six (6) years contributed to or been required to contribute to a Multiemployer Plan. Neither the Company, any of its Subsidiaries, nor any of their respective ERISA Affiliates has incurred any "withdrawal liability" (within the meaning of Section 4201 of ERISA) to a Multiemployer Plan that has not been satisfied in full or has (or is reasonably expected to have) any other current or contingent liability with respect to any Multiemployer Plan.

          (c)   Except for such claims which would not have, individually or in the aggregate, a Company Material Adverse Effect, no action, dispute, suit, claim, arbitration, or legal, administrative or other proceeding or governmental action is pending or, to the Knowledge of the Company, threatened (x) with respect to any Company Benefit Plan other than claims for benefits in the ordinary course, (y) alleging any breach of the material terms of any Company Benefit Plan or any fiduciary duties with respect thereto or (z) with respect to any violation of any applicable Law with respect to such Company Benefit Plan.

          (d)   Each Company Benefit Plan has been maintained, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code, except for such non-compliance which would not have, individually or in the aggregate, a Company Material Adverse Effect. Any Company Benefit Plan intended to be qualified under Section 401 of the Code has received a favorable determination letter from the United States Internal Revenue Service that has not been revoked and, to the Knowledge of the Company, no fact or event has occurred since the date of such determination letter or letters from the Internal Revenue Service that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan. Neither the Company nor any of its Subsidiaries maintains or contributes to or is required to contribute to any plan, agreement or arrangement which provides post-termination or post-retirement health or life insurance benefits or coverage to any Person, except as required by applicable Law, pursuant to post-termination continuation provisions not in excess of three (3) years set forth in employment agreements or severance arrangements that are Company Benefit Plans, or as would not have, individually or in the aggregate, a Company Material Adverse Effect.

          (e)   Neither the Company, any of its Subsidiaries, nor any of their respective ERISA Affiliates has in the last six (6) years sponsored, maintained, contributed to or been required to contribute to, or has (or is reasonably expected to have) any current or contingent liability with respect to any "employee pension benefit plan," as defined in Section 3(2) of ERISA, that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, excluding any Multiemployer Plan.

          (f)    Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, with respect to any Company Benefit Plan, all contributions, premiums and other payments due from any of the Company or its Subsidiaries required by Law or any Company Benefit Plan have been made under any such plan to any fund, trust or account established thereunder or in connection therewith by the due date thereof.

          (g)   Except as set forth on Section 3.11(g) of the Company Disclosure Schedule, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of the Company or any of its Subsidiaries to any severance pay, retention bonuses, parachute payments, non-competition payments, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due any such employee, consultant or officer, (iii) result in any forgiveness of indebtedness or obligation to fund benefits with respect to any such employee, director or officer or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code. No director, officer, employee or other service provider of the Company or any of its Subsidiaries is entitled to a gross up, make whole or other similar payment as a result of the imposition of Taxes under Section 280G, Section 4999 or Section 409A of the Code pursuant to any agreement or arrangement with the Company or any of its Subsidiaries. Each Company Benefit Plan may be amended or terminated at any time without penalty.

          (h)   No Company Benefit Plan is subject to the Laws of any Governmental Authority other than those of the United States.

        Section 3.12.    Labor Matters.

          (a)   None of the employees of the Company or any of its Subsidiaries is represented in his or her capacity as an employee of the Company or any Subsidiary by any labor organization. Neither the Company nor any Subsidiary has recognized any labor organization, nor has any labor organization been elected as the collective bargaining agent of any employees of the Company or any of its Subsidiaries, nor has the Company or any Subsidiary entered into any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any employees of the Company or any of its Subsidiaries.

          (b)   Except for such matters which would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice during the past two (2) years of the intent of any Governmental Authority responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of the Company or any of its Subsidiaries with respect to such matters and, to the Knowledge of the Company, no such investigation is in progress. Except for such matters which would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no (and have not been during the two (2) year period preceding the date of this Agreement) strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries, (ii) to the Knowledge of the Company, there is no (and has not been during the two (2) year period preceding the date of this Agreement) union organizing effort pending or threatened against the Company or any of its Subsidiaries, (iii) there is no (and has not been during the two (2) year period preceding the date of this Agreement) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries and (iv) there is no (and has not been during the two (2) year period preceding the date of this Agreement) slowdown, or work stoppage in effect or, to the Knowledge of the Company, threatened with respect to any employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any liabilities under the

  Worker Adjustment and Retraining Act of 1988 (the "WARN Act") as a result of any action taken by the Company that would have, individually or in the aggregate, a Company Material Adverse Effect. Except for such non-compliance which would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries is, and during the two (2) year period preceding the date of this Agreement has been, in compliance with all applicable Laws in respect of employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health (including, without limitation, classifications of service providers as employees and/or independent contractors).

        Section 3.13.    Environmental Matters.

          (a)   Except as would not, individually or in the aggregate, have a Company Material Adverse Effect: (i) each of the Company and its Subsidiaries is and has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Permits required under Environmental Laws ("Environmental Permits") and all such Environmental Permits are in good standing, (ii) there has been no release of any Hazardous Substance by the Company or any of its Subsidiaries, or to the Knowledge of the Company, any other Person in any manner that would reasonably be expected to give rise to the Company or any of its Subsidiaries incurring any remedial obligation or corrective action requirement under applicable Environmental Laws, (iii) there are no investigations, actions, suits or proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or involving any real property currently or, to the Knowledge of the Company, formerly owned, operated or leased by or for the Company or any Subsidiary alleging noncompliance with or liability under, any Environmental Law and (iv) to the Company's Knowledge, no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law, from any properties while owned or operated by the Company or any of its Subsidiaries or as a result of any operations or activities of the Company or any of its Subsidiaries.

          (b)   As used herein, "Environmental Law" means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as in effect at the date of this Agreement.

          (c)   As used herein, "Hazardous Substance" means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a "pollutant" or "contaminant" or words of similar meaning under any Environmental Law or are otherwise regulated by any Governmental Authority with jurisdiction over the environment or natural resources, including without limitation petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

        Section 3.14.    Contracts.

          (a)   Section 3.14(a) of the Company Disclosure Schedule contains a true and complete listing of the following Contracts (which term, for purposes of this Section 3.14, shall not include any Company Benefit Plan) to which any of the Company or its Subsidiaries is a party in effect on the date of this Agreement (each Contract that is described in this Section 3.14(a) being a "Company Material Contract"):

              (i)  each Contract that constitutes a commitment relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed,

    guaranteed or secured by any asset) in excess of one million dollars ($1,000,000), other than Contracts solely between or among the Company and one or more of its Subsidiaries;

             (ii)  each guarantee by the Company of any obligation of any Person that is not the Company or one of its Subsidiaries under any Contract of the type described in Section 3.14(a)(i);

            (iii)  each natural gas or oil transportation, gathering, treating, processing or other Contract, each natural gas liquids or oil fractionation, transportation, purchase, sales or storage Contract and each natural gas or oil purchase and sales Contract that during the year ended December 31, 2012 individually involved, or is reasonably expected in the future to involve, annual revenues or payments by the Company and the Company Subsidiaries in excess of five million dollars ($5,000,000) in the aggregate;

            (iv)  each Contract for lease of personal property or real property involving aggregate payments in excess of one million dollars ($1,000,000) in any calendar year;

             (v)  each Contract between any of the Company or any of its Subsidiaries, on the one hand, and any Unitholder of the Company holding five percent (5%) or more of the Company's issued and outstanding Common Units, on the other hand;

            (vi)  each Contract containing a non-compete or similar type of provision that, following the Effective Time, would by its terms materially restrict the ability of Parent or any of its Subsidiaries (including the Surviving Entity and its Subsidiaries) to compete in any line of business or with any Person or in any geographic area during any period of time after the Closing (each Contract described in this Section 3.14(a)(vi), a "Non-Competition Agreement");

           (vii)  each Contract involving the pending acquisition or sale of (or option to purchase or sell) any assets or properties that are material to the Company and the Company Subsidiaries, taken as a whole;

          (viii)  each Contract for futures, swap, collar, put, call, floor, cap, option, or other Contract that is intended to reduce or eliminate the fluctuations in the prices of commodities, including, without limitation, natural gas, natural gas liquids, crude oil and condensate (each Contract described in this Section 3.14(a)(viii), a "Commodity Derivative Instrument");

            (ix)  each material partnership, joint venture or limited liability company agreement to which the Company or any of the Company Subsidiaries is a party, and each Contract between the Company or any of its Subsidiaries and a Company Joint Venture;

             (x)  each Company collective bargaining agreement to which the Company or any of the Company Subsidiaries is a party or is subject; and

            (xi)  each Contract under which any of the Company or any of the Company Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of ten thousand dollars ($10,000).

          (b)   Except as would not have, either individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Material Contract is valid and binding on the Company and its Subsidiaries, as applicable, and is in full force and effect, (ii) the Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Company Material Contract, (iii) neither the Company nor any of its Subsidiaries has received written notice of, or to the Company's Knowledge, knows of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any such Company Material Contract and (iv) to the Knowledge of the Company, as of the date of this Agreement no other party to any Company Material Contract is in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default by any such other party thereunder.

          (c)   Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions of this Agreement, will violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by the Company or any of its Subsidiaries under any of the terms, conditions or provisions of any governing document of a Company Joint Venture.

        Section 3.15.    Property.

          (a)   Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Subsidiary of the Company owns and has good title to all of its owned real property (other than severed oil, gas and/or mineral rights and other hydrocarbon interests) and good title to all its owned personal property, and has valid leasehold interests in all of its leased real properties (other than hydrocarbon interests) free and clear of all Liens, in each case, sufficient to conduct their respective businesses as currently conducted (except in all cases for Liens permissible under or not prohibited by any applicable material loan agreements and indentures (together with all related mortgages, deeds of trust and other security agreements)). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all leases under which the Company or any of its Subsidiaries lease any real or personal property (other than hydrocarbon interests) are valid and effective against the Company or any of its Subsidiaries and, to the Company's Knowledge, the counterparties thereto, in accordance with their respective terms and there is not, under any of such leases, any existing material default by the Company or any of its Subsidiaries or, to the Company's Knowledge, the counterparties thereto, or, to the Company's Knowledge, any event which, with notice or lapse of time or both, would become a material default by the Company or any of its Subsidiaries, or, to the Company's Knowledge, the counterparties thereto.

          (b)   The Company and its Subsidiaries have such consents, easements, rights-of-way, permits or licenses from each person (collectively, "rights-of-way") as are sufficient to conduct their businesses in all material respects as currently conducted, except such rights-of-way that, if not obtained (or which, if obtained, if the same were to expire or be revoked or terminated), would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each of the Company and its Subsidiaries has fulfilled and performed all its obligations with respect to such rights-of-way which are required to be fulfilled or performed as of the date of this Agreement (subject to all applicable waivers, modifications, grace periods and extensions) and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such rights-of-way, except for rights reserved to, or vested in, any municipality or other Governmental Authority or any railroad by the terms of any right, power, franchise, grant, license, permit, or by any other provision of any applicable Law, to terminate or to require annual or other periodic payments as a condition to the continuance of such right (collectively, "Revocable Interests").

        Section 3.16.    Intellectual Property.     Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses adequate rights to use, all material trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, and trade secrets (collectively, the "Company Intellectual Property") used in their respective businesses as currently conducted. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no pending or, to the Knowledge of the Company, threatened claims by any Person alleging infringement or misappropriation by the Company or any of its Subsidiaries of such Person's intellectual property, (ii) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe or misappropriate any intellectual property rights of any Person, (iii) neither the Company nor any of its Subsidiaries has made any claim of a violation or infringement, or misappropriation by others of its rights to or in connection with the Company Intellectual Property, and (iv) to the Knowledge of the Company, no Person is infringing or misappropriating any Company Intellectual Property.

        Section 3.17.    Insurance.     The Company and its Subsidiaries maintain, or are entitled to the benefits of, insurance covering their properties, operations, personnel and businesses in amounts customary for the businesses in which they operate. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or its Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance, and all such insurance is outstanding and duly in force.

        Section 3.18.    Opinion of Financial Advisor.     The Company Board has received the opinion of each of Barclays Capital Inc. and Jefferies & Company, Inc. (collectively, the "Company Financial Advisors"), in each case, dated the date of this Agreement, to the effect that, as of such date, and subject to the assumptions and qualifications set forth therein, from a financial point of view, the Exchange Ratio is fair to the Company's Unitholders (the "Company Fairness Opinions"). A correct and complete copy of the form of each Company Fairness Opinion has been made available to Parent. The Company has been authorized by the Company Financial Advisors to permit the inclusion of the Company Fairness Opinions and/or references thereto in the Proxy Statement by the Company Financial Advisors.

        Section 3.19.    Brokers and Other Advisors.     Except for the Company Financial Advisors, the fees and expenses of which will be paid by the Company, no broker, investment banker or financial advisor is entitled to any broker's, finder's or financial advisor's fee or commission, or the reimbursement of expenses, in connection with the Merger or the transactions contemplated hereby based on arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has heretofore made available to Parent a correct and complete copy of the Company's engagement letter with each Company Financial Advisor, which letter describes all fees payable to each Company Financial Advisor in connection with the transactions contemplated hereby and all agreements under which any such fees or any expenses are payable and all indemnification and other agreements with each Company Financial Advisor entered into in connection with the transactions contemplated hereby.

        Section 3.20.    State Takeover Statutes.     Assuming the accuracy of the representation and warranty contained in Section 4.3(d), the action of the Company Board in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby the restrictions on "business combinations" (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL and as incorporated by Section 12.6 of the Company LLC Agreement. There is no unitholder rights plan in effect, to which the Company is a party or otherwise bound.

        Section 3.21.    Regulatory Matters.

          (a)   None of the Company or any of its Subsidiaries is a "natural gas company" subject to, and as defined in, the Natural Gas Act, 15 U.S.C. § 717, et seq. (the "NGA"), and there are no proceedings pending, or to the Company's Knowledge, threatened, alleging that the Company or any of its Subsidiaries is in material violation of the NGA, the Energy Policy Act of 2005, 42 U.S.C § 15801, et seq., or the Natural Gas Policy Act of 1978, 15 U.S.C. § 3301, et seq.

          (b)   None of the Company or any of its Subsidiaries nor any of the services provided by the Company or any of its Subsidiaries are subject to regulation by the Federal Energy Regulatory Commission pursuant to the Interstate Commerce Act, 49 U.S.C. App. § 1, et seq. (1988) ("ICA"), and there are no Proceedings pending, or to the Company's Knowledge, threatened, alleging that the Company or any of its Subsidiaries is in material violation of the ICA.

        Section 3.22.    No Other Representations or Warranties.     Except for the representations and warranties set forth in this Article III, neither the Company nor any other Person makes or has made any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub (including their respective Representatives), or Parent's or Merger Sub's (or such Representatives') use of, any such information, including any information, documents, projections, forecasts or other materials made available to Parent or Merger Sub in certain "data rooms" or management presentations in expectation of the Merger.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

        Except as disclosed in (a) the Parent SEC Documents filed with the SEC on or after December 31, 2010 and prior to the date of this Agreement (but excluding any disclosure contained in any such Parent SEC Documents under the heading "Risk Factors" or "Cautionary Note Regarding Forward-Looking Statements" or similar heading (other than any factual information contained within such headings, disclosure or statements)) or (b) the disclosure letter delivered by Parent to the Company (the "Parent Disclosure Schedule") prior to the execution of this Agreement (provided that (i) disclosure in any section of such Parent Disclosure Schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that it is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have a Parent Material Adverse Effect), Parent represents and warrants to the Company as follows:

        Section 4.1.    Organization, Standing and Corporate Power.

          (a)   Each of Parent, Parent GP and their Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite partnership, corporate, limited liability company or other applicable power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect on Parent ("Parent Material Adverse Effect").

          (b)   Each of Parent, Parent GP and their Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.

          (c)   All the outstanding partnership interests, limited liability company interests, shares of capital stock of, or other equity interests in, each material Subsidiary of Parent that are owned directly or indirectly by Parent have been duly authorized and validly issued and are fully paid and nonassessable and are owned free and clear of all Liens. Except for those of the Parent Joint Ventures, all such interests and shares of capital stock of each Subsidiary are owned directly or indirectly by Parent.

          (d)   Parent has made available to the Company correct and complete copies of its certificate of limited partnership and the Parent Partnership Agreement (the "Parent Charter Documents") and correct and complete copies of the certificates of limited partnership and partnership agreements (or comparable organizational documents) of each of its material Subsidiaries (the "Parent Subsidiary Documents"), in each case as amended to the date of this Agreement. All such Parent Charter Documents are in full force and effect and Parent is not in violation of any of their provisions.

        Section 4.2.    Capitalization.

          (a)   The authorized equity interests of Parent consist of Parent Units, Class B units representing limited partner interests in Parent ("Parent Class B Units"), I-units representing limited partner interests in Parent (the "Parent I-Units"), and the general partner interest in Parent (which includes the right to receive incentive distribution) ("Parent GP Interest"). At the close of business on January 25, 2013, the issued and outstanding limited partner interests and general partner interests of Parent consisted of (i) 252,756,425 Parent Units, (ii) 5,313,400 Parent Class B Units, (iii) 115,118,338 Parent I-Units and (iv) the Parent GP Interest. Except (A) as set forth above in this Section 4.2(a) or (B) as otherwise expressly permitted by Section 5.2(b), as of the date of this Agreement there are not, and as of the Effective Time there will not be, any limited partnership interests, voting securities or equity interests of Parent issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any limited partnership interests, voting securities or equity interests of Parent, including any representing the right to purchase or otherwise receive any of the foregoing.

          (b)   None of Parent or any of its Subsidiaries has issued or is bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any limited partnership interests, shares of capital stock, voting securities or equity interests of any Subsidiary of Parent (other than, with respect to the Parent Joint Ventures, as set forth in the definitive agreements for such Parent Joint Ventures). Except in connection with the exercise of any option to acquire Parent Units or the vesting, settlement or forfeiture of, or tax withholding with respect to, any equity or equity-based awards outstanding as of the date of this Agreement and the conversion of any Parent Units outstanding as of the date of this Agreement in accordance with the Parent Charter Documents, there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any limited partnership interests, shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any limited partnership interests, shares of capital stock, voting securities or equity interests) of Parent or any of its Subsidiaries (other than, with respect to the Parent Joint Ventures, as set forth in the definitive agreements for such Parent Joint Ventures).

          (c)   Parent GP is the sole general partner of Parent. Parent GP is the sole record and beneficial owner of the Parent GP Interest, and such Parent GP Interest has been duly authorized and validly issued in accordance with applicable laws and the Parent Partnership Agreement. Parent GP owns such general partner interest free and clear of any Liens.

          (d)   All of the issued and outstanding limited liability company interests of Merger Sub are owned, beneficially and of record, by Parent. Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby. Except for obligations and liabilities incurred in connection with its formation and the Merger and the other transactions contemplated hereby, Merger Sub has not and will not have incurred, directly or indirectly, any obligations or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

        Section 4.3.    Authority; Noncontravention; Voting Requirements.

          (a)   Each of the Parent Entities has all necessary entity power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Parent Entities of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized and approved by Merger Sub and Parent, as its sole member, and by Parent GP and the delegate of Parent GP, on behalf of Parent and no other entity action on the part of the Parent Entities is necessary to authorize the execution, delivery and performance by the Parent Entities of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Parent Entities and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of each of the Parent Entities, enforceable against each of them in accordance with its terms.

          (b)   Neither the execution and delivery of this Agreement by the Parent Entities, nor the consummation by the Parent Entities of the transactions contemplated hereby, nor compliance by the Parent Entities with any of the terms or provisions of this Agreement, will (i) conflict with or violate any provision of the Parent Charter Documents or any of the Parent Subsidiary Documents, (ii) assuming that the authorizations, consents and approvals referred to in Section 4.4 are obtained and the filings referred to in Section 4.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of Parent or any of its Subsidiaries, except, in the case of clauses (ii) (x) and (ii) (y), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

          (c)   The vote or consent of Parent as the sole member of Merger Sub is the only vote or consent of the members of Merger Sub necessary to adopt this Agreement and approve the transactions contemplated hereby.

          (d)   None of the Parent Entities or any of their Subsidiaries holds any limited liability company interests, capital stock, voting securities or equity interests of the Company or any of its Subsidiaries, or holds any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any such limited liability company interests, shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any such limited liability company interests, shares of capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any such limited liability company interests, shares of capital stock, voting securities or equity interests. None of the Parent Entities is, nor at any time during the last three (3) years has been, an "interested stockholder" of the Company as defined in Section 203 of the DGCL.

        Section 4.4.    Governmental Approvals.     Except for (i) filings required under, and compliance with other applicable requirements of, the Exchange Act and the Securities Act, including the filing of the Registration Statement with the SEC, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) filings required under, and compliance with other applicable requirements of, the HSR Act or (iv) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially impede, interfere with or hinder the consummation of the transactions contemplated by this Agreement or (B) result in a Parent Material Adverse Effect.

        Section 4.5.    Parent SEC Documents; Undisclosed Liabilities.

          (a)   Parent and its Subsidiaries have filed and furnished all reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements required to be filed by them with the SEC since December 31, 2010 (collectively and together with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the "Parent SEC Documents"). The Parent SEC Documents, as of their respective effective dates (in the case of the Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents), or, if amended, as finally amended prior to the date of this Agreement, complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Parent SEC Documents. To the Knowledge of the Parent Entities, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation.

          (b)   The consolidated financial statements of Parent included in the Parent SEC Documents as of their respective dates (if amended, as of the date of the last such amendment) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole).

          (c)   Parent has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to Parent's principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Parent's principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Parent's auditors and the audit committee of the Boards of Directors of Parent GP and the delegate of the Parent GP (x) all significant deficiencies in the design or operation of internal controls which could adversely affect Parent's ability to record, process, summarize and report financial data and have identified for Parent's auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent's internal controls. The principal executive officer and the principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Parent SEC Documents, and the statements contained in such certifications were complete and correct when made. The management of Parent has completed its assessment of the effectiveness of Parent's internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes Oxley Act for the year ended December 31, 2011, and such assessment concluded that such controls were effective. To the Knowledge of Parent, as of the date of this Agreement, there are no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes Oxley Act, without qualification, when next due.

          (d)   Except (i) as reflected or otherwise reserved against on the balance sheet of Parent and its Subsidiaries as of the Balance Sheet Date (including the notes thereto) included in the Parent SEC Documents filed by Parent and publicly available prior to the date of this Agreement, (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (iii) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated hereby, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether or not accrued or contingent), that would be required to be reflected or reserved against on a consolidated balance sheet of Parent prepared in accordance with GAAP or the notes thereto, other than as have not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

          (e)   Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent's published financial statements or any Parent SEC Documents.

        Section 4.6.    Absence of Certain Changes or Events.

          (a)   Since the Balance Sheet Date, there has not been a Parent Material Adverse Effect.

          (b)   Since the Balance Sheet Date, (i) except for this Agreement and the transactions contemplated hereby, Parent and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) neither Parent nor any of its Subsidiaries has taken any action described in Section 5.2(b)

  that if taken after the date of this Agreement and prior to the Effective Time without the prior written consent of Parent would violate such provision.

        Section 4.7.    Legal Proceedings.     There are no investigations or proceedings pending (or, to the Knowledge of the Parent Entities, threatened) by any Governmental Authority with respect to Parent or any of its Subsidiaries or actions, suits or proceedings pending (or, to the Knowledge of the Parent Entities, threatened) against Parent or any of its Subsidiaries or any of their respective properties at law or in equity before any Governmental Authority, and there are no orders, judgments or decrees of any Governmental Authority against Parent or any of its Subsidiaries, in each case except for those that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        Section 4.8.    Compliance With Laws; Permits.

          (a)   Parent and its Subsidiaries are, and since the later of December 31, 2010 and their respective dates of incorporation, formation or organization have been, in compliance with and are not in default under or in violation of any applicable Laws, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Parent Material Adverse Effect.

          (b)   Parent and its Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the "Parent Permits"), except where the failure to have any of Parent Permits would not have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not have, individually or in the aggregate, a Parent Material Adverse Effect. No suspension or cancellation of any of Parent Permits is pending or, to the Knowledge of the Parent Entities, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are not, and since December 31, 2010 have not been, in violation or breach of, or default under, any Parent Permit, except where such violation, breach or default would not have, individually or in the aggregate a Parent Material Adverse Effect. As of the date of this Agreement, to the Knowledge of Parent, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of Parent or any of its Subsidiaries under, any Parent Permit or has caused (or would cause) an applicable Government Authority to fail or refuse to issue, renew or extend any Parent Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

        Section 4.9.    Information Supplied.     Subject to the accuracy of the representations and warranties of the Company set forth in Section 3.9, none of the information supplied (or to be supplied) in writing by or on behalf of Parent specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and (b) the Proxy Statement will, on the date it is first mailed to Unitholders of the Company, and at the time of the Company Unitholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in any of the foregoing documents.

        Section 4.10.    Tax Matters.     Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (i) all Tax Returns that were required to be filed by or with respect to Parent or any of its Subsidiaries have been duly and timely filed (taking into account any extension of time within which to file) and all such Tax Returns are complete and accurate, (ii) all items of income, gain, loss, deduction and credit or other items required to be included in each such Tax Return, have been so included, (iii) all Taxes owed by Parent or any of its Subsidiaries that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established, (iv) all Tax withholding and deposit requirements imposed on or with respect to Parent or any of its Subsidiaries have been satisfied in full in all respects, (v) there are no Liens on any of the assets of Parent or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, (vi) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of Parent or any of its Subsidiaries, (vii) there is no written claim against Parent or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed, or threatened in writing with respect to any Tax Return of or with respect to Parent or any of its Subsidiaries, (viii) there is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to Parent or any of its Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to any of Parent or any of its Subsidiaries, (ix) none of Parent or any of its Subsidiaries will be required to include any amount in income for any taxable period as a result of a change in accounting method for any taxable period ending on or before the Closing Date or pursuant to any agreement with any Tax authority with respect to any such taxable period, (x) except as set forth in Section 4.10 of the Parent Disclosure Schedule, none of Parent or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by Parent or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement, (xi) none of Parent or any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise, (xii) Parent and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code, (xiii) Parent is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code and has been properly treated as such since its formation and (xiv) at least ninety percent (90%) of the gross income of Parent for each taxable year since its formation has been from sources that will be treated as "qualifying income" within the meaning of Section 7704(d) of the Code.

        Section 4.11.    Environmental Matters.     Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries is and has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Environmental Permits and all such Environmental Permits are in good standing, (ii) there has been no release of any Hazardous Substance by Parent or any of its Subsidiaries, or the Knowledge of the Parent Entities, any other Person in any manner that would reasonably be expected to give rise to Parent or any of its Subsidiaries incurring any remedial obligation or corrective action requirement under applicable Environmental Laws, (iii) there are no investigations, actions, suits or proceedings pending or, to the Knowledge of the Parent Entities, threatened against Parent or any of its Subsidiaries or involving any real property currently or, to the Knowledge of the Parent Entities, formerly owned, operated or leased by or for Parent or any Subsidiary alleging noncompliance with or liability under, any Environmental Law, and (iv) to the Knowledge of the Parent Entities no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law, from any properties while owned or operated by Parent or any of its Subsidiaries or as a result of any operations or activities of Parent or any of its Subsidiaries.

        Section 4.12.    Contracts.

          (a)   Except for this Agreement, the Parent Benefit Plans, or as filed with the SEC prior to the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by, as of the date of this Agreement, any Contract (whether written or oral) (i) which is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to Parent; or (ii) which constitutes a contract or commitment relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of twenty-five million dollars ($25,000,000) (all contracts of the type described in this Section 4.12(a) being referred to herein as "Parent Material Contracts").

          (b)   Except as would not have, either individually or in the aggregate, a Parent Material Adverse Effect: (i) each Parent Material Contract is valid and binding on Parent and any of its Subsidiaries, as applicable, and is in full force and effect; (ii) Parent and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Parent Material Contract; and (iii) neither Parent nor any of its Subsidiaries has received written notice of, or to the Knowledge of the Parent Entities, knows of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a material default on the part of Parent or any of its Subsidiaries under any such Parent Material Contract.

        Section 4.13.    Property.

          (a)   Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or a Subsidiary of Parent owns and has good title to all of its owned real property (other than severed oil, gas and/or mineral rights and other hydrocarbon interests) and good title to all its owned personal property, and has valid leasehold interests in all of its leased real properties (other than hydrocarbon interests) free and clear of all Liens, in each case, sufficient to conduct their respective businesses as currently conducted (except in all cases for Liens permissible under or not prohibited by any applicable material loan agreements and indentures (together with all related mortgages, deeds of trust and other security agreements)). Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, all leases under which Parent or any of its Subsidiaries lease any real or personal property (other than hydrocarbon interests) are valid and effective against Parent or any of its Subsidiaries and, to Parent's Knowledge, the counterparties thereto, in accordance with their respective terms, and there is not, under any of such leases, any existing material default by Parent or any of its Subsidiaries or, to Parent's Knowledge, the counterparties thereto, or, to Parent's Knowledge, any event which, with notice or lapse of time or both, would become a material default by Parent or any of its Subsidiaries, or, to Parent's Knowledge, the counterparties thereto.

          (b)   Parent and its Subsidiaries have such rights-of-way as are sufficient to conduct their businesses in all material respects as currently conducted, except such rights-of-way that, if not obtained (or which, if obtained, if the same were to expire or be revoked or terminated), would not, individually or in the aggregate, have a Parent Material Adverse Effect. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, each of Parent and its Subsidiaries has fulfilled and performed all its obligations with respect to such rights-of-way which are required to be fulfilled or performed as of the date of this Agreement (subject to all applicable waivers, modifications, grace periods and extensions) and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such rights-of-way, except for rights reserved to, or vested in, any municipality or other Governmental Authority or any railroad by the terms of any right, power, franchise, grant, license, permit, or by any other provision of any applicable Law, to terminate or to require annual or other periodic payments as a condition to the continuance of such right.

        Section 4.14.    Opinion of Parent Financial Advisor.     The Board of Directors of the delegate of the Parent GP and the Board of Directors of the Parent GP have received the opinion of Citigroup Global Markets Inc. (the "Parent Financial Advisor") to the effect that, as of the date of such opinion and subject to the assumptions and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent.

        Section 4.15.    Brokers and Other Advisors.     Except for the Parent Financial Advisor, the fees and expenses of which will be paid by Parent, no broker, investment banker or financial advisor is entitled to any broker's, finder's or financial advisor's fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

        Section 4.16.    State Takeover Statutes.     The action of the Boards of Directors of Parent GP and the delegate of the Parent GP in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby any state takeover laws and any applicable provision of the Parent Partnership Agreement.

        Section 4.17.    Financing.     Parent and Merger Sub have (and at the Effective Time will have), available to them all funds necessary to consummate the Merger and to pay all cash amounts required to be paid in connection with the Merger.

        Section 4.18.    No Other Representations or Warranties.     Except for the representations and warranties set forth in this Article IV, neither Parent nor any other Person makes or has made any express or implied representation or warranty with respect to the Parent Entities or with respect to any other information provided to the Company in connection with the transactions contemplated hereby. Without limiting the generality of the foregoing, neither Parent nor any other Person will have or be subject to any liability or other obligation to the Company or any other Person resulting from the distribution to the Company (including its Representatives), or the Company's (or such Representatives') use of, any such information, including any information, documents, projections, forecasts or other materials made available to the Company in any "data rooms" or management presentations in expectation of the Merger.

ARTICLE V

Additional Covenants and Agreements

        Section 5.1.    Preparation of the Registration Statement and the Proxy Statement; Unitholder Meeting; Series A Change of Control Offer.

          (a)   As soon as practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement and the Company and Parent shall prepare and Parent shall file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective for so long as necessary to consummate the transactions contemplated hereby. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Unitholders of the Company as promptly as practicable after the Registration Statement is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Company or Parent that should be set forth in an amendment or supplement to either the Registration Statement or the Proxy

  Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Unitholders of the Company. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Registration Statement or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Registration Statement or the transactions contemplated hereby and (ii) all orders of the SEC relating to the Registration Statement.

          (b)   The Company shall, as soon as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a special meeting of its Unitholders (the "Company Unitholders Meeting") for the purpose of obtaining the Company Unitholder Approval. Subject to Section 5.3, the Company shall, through the Company Board, recommend to its Unitholders adoption of this Agreement (the "Company Board Recommendation"). The Proxy Statement shall include a copy of the Company Fairness Opinions and (subject to Section 5.3) the Company Board Recommendation. Without limiting the generality of the foregoing, but subject to Section 5.3, the Company's obligations pursuant to the first sentence of this Section 5.1(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Alternative Proposal or (ii) the withdrawal or modification by the Company Board or any committee thereof of the Company Board Recommendation or the Company Board's or such committee's approval of this Agreement or the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, the Company may postpone or adjourn the Company Unitholders Meeting (i) to solicit additional proxies for the purpose of obtaining the Company Unitholder Approval, (ii) for the absence of quorum, (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Company has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Unitholders of the Company prior to the Company Unitholders Meeting and (iv) if the Company has delivered any notice contemplated by Section 5.3(d) and the time periods contemplated by Section 5.3(d) have not expired.

          (c)   The Company shall make a Series A Change of Control Offer to the Series A Preferred Unitholders in accordance with the Company LLC Agreement and, following the election of the Series A Preferred Unitholders to have their Series A Preferred Units converted into Common Units in accordance with the Company LLC Agreement in connection with such Series A Change of Control Offer, shall issue Common Units to such Series A Preferred Unitholders as of immediately prior to the Effective Time.

        Section 5.2.    Conduct of Business.

          (a)   Except (i) as expressly permitted by this Agreement, (ii) as set forth in the Company Disclosure Schedule, (iii) as required by applicable Law, (iv) as provided for or contemplated by any agreement of the Company or any of its Subsidiaries in effect as of the date of this Agreement (including the Company LLC Agreement) or (v) as agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries and the Company Joint Ventures to, (A) conduct its business in the ordinary course of business consistent with past practice, (B) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, (C) use commercially reasonable efforts to keep in full force and effect all material insurance policies maintained by the Company, its Subsidiaries and the Company Joint Ventures, other than changes to such policies made in the ordinary course of business, and (D) use commercially reasonable efforts to comply in all material respects with all applicable Laws and the requirements of all Company Material Contracts. Without limiting the generality of the foregoing, except (i) as expressly permitted by this Agreement, (ii) as set forth in the Company Disclosure Schedule, (iii) as required by applicable Law, (iv) as required by any Company Material Contract in effect as of the date of this Agreement (including the Company LLC Agreement) or (iv) as agreed in writing by Parent (in the case of clauses (iii), (iv), (v), (vi), (vii), (viii), (xii), (xiii) and (xiv) below (but, with respect to (xiv), only to the extent applicable to the other clauses designated in this Section 5.2(a)(iv)), such consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries and the Company Joint Ventures to:

              (i)  (A) issue, sell, grant, dispose of, accelerate the vesting of or modify, as applicable, any of its Interests, limited liability company interests, shares of capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any Interests, limited liability company interests, shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its Interests, limited liability company interests, shares of capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any of the foregoing; provided that the Company may issue Common Units (x) upon the exercise of Company Options or the settlement of any Company UARs or Phantom Units, in each case which are outstanding on the date of this Agreement and in accordance with the terms thereof or (y) upon the conversion of Series A Preferred Units to Common Units in accordance with the Company LLC Agreement and pursuant to the terms of the Voting Agreement; (B) redeem, purchase or otherwise acquire any of its outstanding limited liability company interests, shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any of its limited liability interests, shares of capital stock, voting securities or equity interests, except in connection with the exercise of any Company Options or the vesting, settlement or forfeiture of, or tax withholding with respect to, any equity or equity-based awards granted under the Company Equity Plans and outstanding as of the date of this Agreement; (C) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any Common Units, Series A Preferred Units or other Interests, or otherwise make any payments to its Unitholders in their capacity as such (other than (x) dividends by a direct or indirect Subsidiary of the Company to its parent, (y) the Company's regular quarterly distribution in an amount not to exceed $0.575 per Common Unit or (z) the Series A Quarterly Distribution in accordance with the Company LLC Agreement, which shall be paid in the form of PIK Units for all quarterly periods ending on or prior to June 30, 2013 and which shall be paid in cash for all quarterly periods ending after June 30, 2013) or (D) split, combine, subdivide or reclassify any Common Units, Series A Preferred Units or other Interests;

             (ii)  (x) incur, refinance or assume any indebtedness for borrowed money or guarantee any such indebtedness for borrowed money (or enter into a "keep well" or similar agreement with respect to such indebtedness) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries or the Company Joint Ventures, other than (A) borrowings by the Company in amounts not in excess of ten million dollars ($10,000,000) in the aggregate, (B) borrowings under the Company's Second Amended and Restated Credit Agreement, dated as of June 10, 2011, as it may be amended, modified or supplemented from time to time (including to increase the aggregate lender commitments thereunder) (the "Existing Credit Facility"), or any replacement thereof, and additional borrowings, in each case in this Section 5.2(a)(ii)(B) not in excess of the amount set forth in Section 5.2(a)(ii)(B) of the Company Disclosure Schedule, (C) refinancing, replacement or amendment of any indebtedness that may default or come due as a result of the transactions contemplated hereby (provided, that the Company will consult with Parent in connection with any such action) or that is required to be repaid or repurchased pursuant to its terms (provided, that except with respect to clause (B) above (other than with respect to any additional borrowings pursuant to clause (B) not under the Existing Credit Facility), the Company and its Subsidiaries shall not be permitted to incur or assume any indebtedness for borrowed money or sell any debt securities to the extent that the terms of such indebtedness or debt securities would be breached by, conflict with or require the consent of any third party in order to continue in full force following, the consummation of the transactions contemplated hereby), (D) borrowings from the Company or any of its Subsidiaries by the Company or any of its Subsidiaries and (E) repayments of borrowings from the Company or any of its Subsidiaries by the Company or any of its Subsidiaries and guarantees by the Company or any of its Subsidiaries of indebtedness of the Company or any of its Subsidiaries, or (y) except as permitted pursuant to clause (x) above, prepay or repurchase any long-term indebtedness for borrowed money or debt securities of the Company or any of its Subsidiaries (other than (i) revolving indebtedness, (ii) borrowing from the Company or any of its Subsidiaries and (iii) repayments or repurchases required pursuant to the terms of such indebtedness or debt securities);

            (iii)  sell, transfer, lease, farmout or otherwise dispose of (including pursuant to a sale leaseback transaction or an asset securitization transaction) (x) any of its properties or assets that do not generate cash on a recurring basis with a fair market value in excess of one million dollars ($1,000,000) in the aggregate and (y) any of its properties or assets that generate cash on a recurring basis (including securities of Subsidiaries), except in the case of clause (x), (A) pursuant to Contracts in force at the date of this Agreement and listed on Section 5.2(a)(iii)(A) of the Company Disclosure Schedule, correct and complete copies of which have been made available to Parent and other potential transactions listed on Section 5.2(a)(iii)(A) of the Company Disclosure Schedule, (B) dispositions of obsolete or worthless equipment which is replaced with equipment and materials of comparable or better value and utility, (C) transactions (including sales of natural gas, natural gas liquids and other produced hydrocarbons) in the ordinary course of business consistent with past practice or (D) sales, transfers, leases, farmouts or other disposals to the Company or any of its Subsidiaries;

            (iv)  make any capital expenditure or capital expenditures (which shall include, any investments by contribution to capital, property transfers, purchase of securities or otherwise) in excess of fifty million dollars ($50,000,000), in the aggregate for any fiscal year, except for any such capital expenditures set forth in Section 5.2(a)(iv) of the Company Disclosure Schedule or except as may be reasonably required to conduct emergency operations, repairs or replacements on any well, pipeline, or other facility;

             (v)  except as set forth in Section 5.2(a)(v) of the Company Disclosure Schedule, directly or indirectly acquire (A) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any Person or division, business or equity interest of any Person or (B) except in the ordinary course of business consistent with past practice, any assets that, in the aggregate, have a purchase price in excess of fifty million dollars ($50,000,000);

            (vi)  make any loans or advances to any Person (other than (A) travel, relocation expenses and similar expenses or advances to its employees in the ordinary course of business consistent with past practice, (B) loans and advances to the Company or any of its Subsidiaries and (C) trade credit granted in the ordinary course of business consistent with past practice);

           (vii)  (x) except (A) for Contracts relating to indebtedness permitted under Section 5.2(a)(ii), (B) for Commodity Derivative Instruments entered into in compliance with the Risk Management Policy, (C) as set forth in Section 5.2(a)(vii) of the Company Disclosure Schedule and (D) as in the ordinary course of business consistent with past practice (provided, however, that this clause (D) shall not apply in respect of any Non-Competition Agreement), (1) enter into any contract or agreement that would be a Company Material Contract (provided that, for purposes of this Section 5.2(a)(vii)(x)(1), the five million dollar ($5,000,000) threshold in Section 3.14(a)(iii) shall be deemed to be a two million dollar ($2,000,000) threshold) if in existence as of the date of this Agreement or (2) terminate or amend in any material respect any Company Material Contract, or (y) (1) waive any material rights under any Company Material Contract, (2) enter into or extend the term or scope of any Company Material Contract that materially restricts the Company or any of its Subsidiaries from engaging in any line of business or in any geographic area, (3) enter into any Company Material Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the transactions contemplated hereby, or (4) release any Person from, or modify or waive any provision of, any standstill, confidentiality or similar agreement, in each case, related to a sale of the Company or any of its material Subsidiaries;

          (viii)  except as required by applicable Law (including to avoid the imposition of any penalty taxes under Section 409A of the Code), or as required by the terms, as of the date hereof, of any Company Benefit Plan set forth in Section 3.11(a) of the Company Disclosure Schedule, (A) increase the compensation of any executive officer, (B) pay any bonus or incentive compensation, (C) grant any new equity or non-equity based compensation award, (D) enter into, establish, amend or terminate any Company Benefit Plan or any other agreement or arrangement which would be a Company Benefit Plan if it were in effect on the date of this Agreement, or (E) fund any Company Benefit Plan or trust relating thereto;

            (ix)  except as required by applicable Law, (A) change its fiscal year or any method of tax accounting, (B) make, change or revoke any material Tax election, (C) settle or compromise any material liability for Taxes or (D) file any material amended Tax Return;

             (x)  make any changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

            (xi)  amend the Company Charter Documents;

           (xii)  adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions exclusively between wholly owned Subsidiaries of the Company);

          (xiii)  except as provided under any agreement entered into prior to the date of this Agreement, pay, discharge, settle or satisfy any suit, action, claims or proceeding, in excess of one million dollars ($1,000,000) individually or five million dollars ($5,000,000) in the aggregate; or

          (xiv)  agree, in writing or otherwise, to take any of the foregoing actions, or take any action or agree, in writing or otherwise, to take any action which would in any material respect impede or delay the ability of the parties to satisfy any of the conditions to the transactions contemplated hereby.

          (b)   Except (i) as expressly permitted by this Agreement, (ii) as set forth in the Parent Disclosure Schedule, (iii) as required by applicable Law, (iv) as provided for or contemplated by any agreement of Parent in effect as of the date of this Agreement or (v) as agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time Parent shall, and shall cause each of its Subsidiaries and the Parent Joint Ventures to: (w) conduct its business in the ordinary course of business consistent with past practice, (x) use commercially reasonable efforts to comply in all material respects with all applicable Laws and the requirements of all Parent Material Contracts, (y) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, and (y) use its commercially reasonable efforts to keep in full force and effect all material insurance policies maintained by Parent, its Subsidiaries and the Parent Joint Ventures, other than changes to such policies made in the ordinary course of business. Without limiting the generality of the foregoing, except (i) as expressly permitted by this Agreement, (ii) as set forth in the Parent Disclosure Schedule, (iii) as required by applicable Law, (iv) as required by any Parent Material Contract in effect as of the date of this Agreement or (v) as agreed in writing by the Company (such consent shall not be unreasonably withheld, delayed or conditioned) during the period from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries and the Parent Joint Ventures to:

              (i)  (A) issue, sell, grant, or dispose of, accelerate the vesting of or modify, as applicable, any of its limited partnership interests, shares of capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any of its limited partnership interests, shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its limited partnership interests, shares of capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any of the foregoing, other than (x) in connection with the exercise of options for Parent Units that are outstanding on, or granted after, the date of this Agreement in accordance with the terms thereof or the vesting or settlement of any equity or equity-based award that is outstanding on, or granted after, the date of this Agreement in accordance with the terms thereof; (y) as set forth on Section 5.2(b)(i) of the Parent Disclosure Schedule; and (z) in connection with a transaction involving the acquisition of assets or equity interests from an Affiliate of Parent (a "Drop Down Transaction"); (B) redeem, purchase or otherwise acquire any of its outstanding limited partnership interests, shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any of its limited partnership interests, shares of capital stock, voting securities or equity interests, other than in connection with the exercise of options for Parent Units that are outstanding on, or granted after, the date of this Agreement in accordance with the terms thereof or the vesting, settlement or forfeiture of, or tax withholding with respect to, any equity or equity-based award that is outstanding on, or granted after, the date of this Agreement in accordance with the terms thereof; (C) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any Parent Units, or otherwise make any payments to its unitholders in their capacity as such (other than (w) dividends by a direct or indirect Subsidiary of Parent to its parent, (x) Parent's regular quarterly dividend and associated distributions to the Parent GP, (y) in connection with any Drop Down Transaction or (z) as provided in Section 5.2(b)(i) of the Parent Disclosure Schedule); or (D) split, combine, subdivide or reclassify any of its limited partnership units or other interests;

             (ii)  incur or assume any indebtedness for borrowed money or guarantee any indebtedness (or enter into a "keep well" or similar agreement) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent or any of its Subsidiaries or the Parent Joint Ventures, other than (A) aggregate borrowings by Parent or any of its Subsidiaries of up to ten percent (10%) more than as set forth in Parent's annual budget for fiscal year 2013 in Section 5.2(b)(ii) of the Parent Disclosure Schedule, (B) borrowings by Parent or any of its Subsidiaries in the ordinary course of business consistent with past practice, (C) borrowings under Parent's existing credit facility or any replacement thereof, (D) refinancing, replacement or amendment of any indebtedness, (E) borrowings from Parent or any of its Subsidiaries by Parent or any of its Subsidiaries, (F) repayments of borrowings from Parent or any of its Subsidiaries by Parent or any of its Subsidiaries and guarantees by Parent or any of its Subsidiaries of indebtedness of Parent or any of its Subsidiaries or (G) in connection with any Drop Down Transaction;

            (iii)  amend the Parent Charter Documents (other than amendments to the Parent Charter Documents in connection with a Drop Down Transaction or as set forth in Section 5.2(b)(iii) of the Parent Disclosure Schedule);

            (iv)  adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions exclusively between wholly owned Subsidiaries of Parent or as set forth in Section 5.2(b)(iv) of the Parent Disclosure Schedule); or

             (v)  agree, in writing or otherwise, to take any of the foregoing actions, or take any action or agree, in writing or otherwise, to take any action, including proposing or undertaking any merger, consolidation or acquisition, which would, or would reasonably be expected to, prevent or in any material respect impede or delay the ability of the parties to satisfy any of the conditions to, or the consummation of, the transactions set forth in this Agreement.

        Section 5.3.    No Solicitation by the Company; Etc.

          (a)   The Company shall, and shall cause its Subsidiaries and use reasonable best efforts to cause the Company's and its Subsidiaries' respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, "Representatives") to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to an Alternative Proposal, request the return or destruction of all confidential information previously provided to such parties by or on behalf of the Company or its Subsidiaries and immediately prohibit any access by any Person (other than Parent and its Representatives) to any physical or electronic data room relating to a possible Alternative Proposal. Except as permitted by this Section 5.3, (x) the Company shall not, and shall cause its Subsidiaries and use reasonable best efforts to cause its Representatives not to, directly or indirectly (i) solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing confidential information) or knowingly induce or take any other action intended to lead to any inquiries or any proposals that constitute the submission of an Alternative Proposal, (ii) except for a confidentiality agreement permitted pursuant to Section 5.3(b), enter into any confidentiality agreement, merger agreement, letter of intent, agreement in principle, unit purchase agreement, asset purchase agreement or unit exchange agreement, option agreement or other similar agreement relating to an Alternative Proposal (an "Acquisition Agreement"), or (iii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation or publicly recommend the approval or adoption of, or publicly approve or adopt, or propose to publicly recommend, approve or adopt, any Alternative Proposal and (y) within five (5) business days of receipt of a written request of Parent following the receipt by the Company of any Alternative Proposal, the Company shall publicly reconfirm the Company Board Recommendation; provided that, in the event that Parent requests such public reconfirmation of the Company Board Recommendation, then the Company may not unreasonably withhold, delay (beyond the five (5) business day period) or condition the public reconfirmation of the Company Board Recommendation and provided further that Parent shall not be permitted to make such request on more than one (1) occasion in respect of each Alternative Proposal and each material modification to an Alternative Proposal, if any (the taking of any action described in clause (x)(iii) or the failure to take the action described in clause (y) being referred to as an "Adverse Recommendation Change"). Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by the Company's Subsidiaries or Representatives shall be deemed to be a breach of this Section 5.3 by the Company unless such violation is committed without the Knowledge of the Company and the Company uses its reasonable best efforts to promptly cure such violation once the Company is made aware of such violation.

          (b)   Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time following the date of this Agreement and prior to obtaining the Company Unitholder Approval, (i) the Company has received a written Alternative Proposal that the Company Board believes is bona fide, (ii) the Company Board, after consultation with its financial advisors and outside legal counsel, determines in good faith that such Alternative Proposal constitutes or could reasonably be expected to lead to or result in a Superior Proposal and (iii) such Alternative Proposal did not result from a material breach of this Section 5.3, then the Company may, subject to clauses (x) and (y) below, (A) furnish information, including confidential information, with respect to the Company and its Subsidiaries to the Person making such Alternative Proposal and (B) participate in discussions or negotiations regarding such Alternative Proposal; provided that (x) the Company will not, and will use reasonable best efforts to cause its Representatives not to, disclose any non-public information to such Person unless the Company has, or first enters into, a confidentiality agreement with such Person with confidentiality provisions that are not less restrictive to such Person than the provisions of the Company Confidentiality Agreement are to Parent (provided that such confidentiality agreement need not include "standstill" provisions or similar restrictions) and (y) the Company will provide to Parent non-public information about the Company or its Subsidiaries that was not previously provided or made available to Parent prior to or substantially concurrently with providing or making available such non-public information to such other Person.

          (c)   In addition to the other obligations of the Company set forth in this Section 5.3, the Company shall promptly advise Parent, orally and in writing, and in no event later than twenty-four (24) hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Alternative Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Parent reasonably informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and the Company shall promptly provide Parent with copies of any additional written materials received by the Company or that the Company has delivered to any third party making an Alternative Proposal that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

          (d)   Notwithstanding the foregoing, if the Company receives a written Alternative Proposal that the Company Board believes is bona fide and the Company Board, after consultation with its financial advisors and outside legal counsel, concludes that such Alternative Proposal constitutes a Superior Proposal, then the Company Board may, at any time prior to obtaining the Company Unitholder Approval, if it determines in good faith, after consultation with outside counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, effect an Adverse Recommendation Change; provided, however, that the Company Board may not effect an Adverse Recommendation Change pursuant to the foregoing unless:

              (i)  the Company has provided prior written notice to Parent specifying in reasonable detail the reasons for such action (including a description of the material terms of such Superior Proposal and delivering to Parent a copy of (1) the Acquisition Agreement for such Superior Proposal in the form to be entered into and (2) any other relevant proposed transaction agreements), at least five (5) calendar days in advance of its intention to take such action with respect to an Adverse Recommendation Change, unless at the time such notice is otherwise required to be given there are less than five (5) calendar days prior to the Company Unitholders Meeting, in which case the Company shall provide as much notice as is reasonably practicable (the period inclusive of all such days, the "Notice Period") (it being understood and agreed that any material amendment to the terms of a Superior Proposal shall require a new notice pursuant to this Section 5.3(d) and a new Notice Period, except that such new Notice Period in connection with any material amendment shall be for one (1) business day from the time Parent receives such notice (as opposed to five (5) calendar days); and

             (ii)  during the Notice Period the Company has negotiated, and has used reasonable best efforts to cause its financial advisors and outside legal counsel to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute (in the judgment of the Company Board) a Superior Proposal.

          (e)   For purposes of this Agreement:

              (i)  "Alternative Proposal" means any inquiry, proposal or offer from any Person or "group" (as defined in Section 13(d) of the Exchange Act), other than Parent and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions), outside of the ordinary course of business, of assets of the Company and its Subsidiaries (including securities of Subsidiaries) equal to twenty-five percent (25%) or more of the Company's consolidated assets or to which twenty-five percent (25%) or more of the Company's revenues or earnings on a consolidated basis are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of twenty-five percent (25%) or more of any class of equity securities of the Company, (C) tender offer or exchange offer that if consummated would result in any Person or "group" (as defined in Section 13(d) of the Exchange Act) beneficially owning twenty-five percent (25%) or more of any class of equity securities of the Company or (D) merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit such Person or group to acquire beneficial ownership of at least twenty-five percent (25%) of the Company's consolidated assets or equity interests; in each case, other than the transactions contemplated hereby.

             (ii)  "Superior Proposal" means a bona fide written offer, obtained after the date of this Agreement and not in breach of this Section 5.3 (other than an immaterial breach), to acquire, directly or indirectly, more than fifty percent (50%) of the outstanding equity securities of the Company or assets of the Company and its Subsidiaries on a consolidated basis, made by a third party, which is on terms and conditions which the Company Board determines in its good faith to be more favorable to the Company's Unitholders from a financial point of view than the transactions contemplated hereby, taking into account at the time of determination any changes to the terms of this Agreement that as of that time had been committed to by Parent in writing.

          (f)    Notwithstanding anything in this Section 5.3 to the contrary, the Company Board may, at any time prior to obtaining the Company Unitholder Approval, effect an Adverse Recommendation Change in response to an Intervening Event if the Company Board concludes in good faith, after consultation with outside counsel and its financial advisors, that the exercise of its fiduciary duties requires such Adverse Recommendation Change. An "Intervening Event" means, with respect to the Company, a material event or circumstance that arises or occurs after the date of this Agreement and was not, prior to the date of this Agreement, reasonably foreseeable by the Company Board; provided, however, that in no event shall the receipt, existence or terms of an Alternative Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event.

          (g)   Nothing contained in this Agreement shall prevent the Company or the Company Board from issuing a "stop, look and listen" communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Alternative Proposal if the Company Board determines in good faith (after consultation with outside legal counsel) that its failure to do so would be reasonably likely to constitute a violation of applicable Law; provided that any Adverse Recommendation Change may only be made in accordance with Section 5.3(d). For the avoidance of doubt, a public statement that describes the Company's receipt of an Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed an Adverse Recommendation Change.

        Section 5.4.    Reasonable Best Efforts.

          (a)   Subject to the terms and conditions of this Agreement (including Section 5.4(d)), each of the Parent Entities, on the one hand, and the Company, on the other hand, shall cooperate with the other and use (and shall cause their respective Subsidiaries to use) its reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the transactions contemplated hereby, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and (iv) obtain all necessary consents, approvals or waivers from third parties. For purposes of this Agreement, "Antitrust Laws" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

          (b)   In furtherance and not in limitation of the foregoing, (i) each party hereto (including by their respective Subsidiaries) agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within fifteen (15) business days after the date of this Agreement (unless a later date is mutually agreed to by the parties hereto) and to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to the HSR Act or any other Antitrust Law and use its reasonable best efforts to take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 5.4 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (and in any event no later than the Outside Date); and (ii) the Company and Parent shall each use its reasonable best efforts to (x) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the transactions contemplated hereby and (y) if any state takeover statute or similar Law becomes applicable to any of the transactions contemplated hereby, take all action necessary to ensure that such transaction may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the transaction.

          (c)   Each of the parties hereto shall use (and shall cause their respective Subsidiaries to use) its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated hereby, including any proceeding initiated by a private Person, (ii) promptly inform the other party of (and supply to the other party) any communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated hereby, (iii) permit the other party to review in advance and incorporate the other party's reasonable comments in any communication to be given by it to any Governmental Authority with respect to obtaining any clearances required under any Antitrust Law in connection with the transactions contemplated hereby and (iv) consult with the other party in advance of any meeting or teleconference with any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and teleconferences. Parent shall have the principal responsibility for devising and implementing the strategy for obtaining any clearances required under any Antitrust Law in connection with the transactions contemplated hereby and shall take the lead in all meetings and communications with any Governmental Authority in connection with obtaining such clearances, provided, however, that Parent shall consult in advance with the Company and in good faith take the Company's views into account regarding the overall strategy. Subject to Section 5.6(b), the parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.4 in a manner so as to preserve the applicable privilege.

          (d)   Parent and the Company (including by causing their respective Subsidiaries) agree to use their reasonable best efforts to (x) resolve any objections that a Governmental Authority or other Person may assert under any Antitrust Law with respect to the transactions contemplated hereby, and (y) avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority with respect to the transactions contemplated hereby, in each case, so as to enable the Closing to occur as promptly as practicable and in any event no later than the Outside Date, and including taking or agreeing to take the types of actions, but subject to the limitations, described in the following sentence. Notwithstanding the foregoing or any other provision of this Agreement, the Company shall not, without Parent's prior written consent, commit to any divestiture transaction or agree to any restriction on its business, and nothing in this Section 5.4 shall (i) limit any applicable rights a party may have to terminate this Agreement pursuant to Section 7.1 in a case where Section 7.1 permits such termination or (ii) require Parent to offer, accept or agree to (A) dispose or hold separate any part of the Company's, Parent's or their respective Subsidiaries' businesses, operations or assets (or a combination thereof), (B) not compete in any geographic area or line of business, and/or (C) restrict the manner in which, or whether, Parent, the Company or any of their Affiliates may carry on business in any part of the world; provided, however, that Parent shall be required to offer, accept or agree to the actions in clauses (A), (B) and/or (C) if (and only if) the following conditions are satisfied: (1) any such dispositions or holdings separate of, and/or limitations or restrictions on, are, individually and in the aggregate, immaterial to the businesses, operations and/or assets of the Company, Parent or their respective Subsidiaries (provided that, in the case of Parent and its Subsidiaries, for purposes of determining whether a business, operation or asset is immaterial, it shall be assumed that Parent and its Subsidiaries are of equivalent size to the current size of the Company and its Subsidiaries, in each case taken as a whole) and (2) the effect of any such dispositions, holdings separate, limitations and/or restrictions would not, individually or in the aggregate, reasonably be expected to result in a loss (other than an immaterial loss) of the reasonably expected benefits to Parent of the transactions contemplated hereby.

        Section 5.5.    Public Announcements.     The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent previously issued or made in accordance with this Agreement) with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or by any applicable listing agreement with NASDAQ, the NYSE or other national securities exchange as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party); provided, however, that the Company shall not be required by this Section 5.5 to consult with any other party with respect to a public announcement in connection with the receipt and existence of an Alternative Proposal that the Company Board believes is bona fide and matters related thereto or an Adverse Recommendation Change but nothing in this proviso shall limit any obligation of the Company under Section 5.3(d) to negotiate with Parent in good faith; provided, further, that each party and their respective controlled affiliates may make statements that are consistent with statements made in previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 5.5.

        Section 5.6.    Access to Information; Confidentiality.

          (a)   Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each party shall, and shall cause each of its Subsidiaries to afford to the other party and its Representatives reasonable access during normal business hours (and, with respect to books and records, the right to copy) to all of its and its Subsidiaries' properties, commitments, books, Contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives. Each party shall furnish promptly to the other party (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Laws and a copy of any communication (including "comment letters") received by such party from the SEC concerning compliance with securities Laws and (ii) all other information concerning its and its

  Subsidiaries' business, properties and personnel as the other party may reasonably request (including information necessary to prepare the Proxy Statement). Except for disclosures permitted by the terms of the Confidentiality Agreement, dated as of November 1, 2012, between Parent and the Company (as it may be amended from time to time, the "Company Confidentiality Agreement") and the Confidentiality Agreement, dated as of January 17, 2013, between Parent and the Company (as it may be amended from time to time, the "Parent Confidentiality Agreement" and, together with the Company Confidentiality Agreement, the "Confidentiality Agreements"), each party and its Representatives shall hold information received from the other party pursuant to this Section 5.6 in confidence in accordance with the terms of the Confidentiality Agreements.

          (b)   This Section 5.6 shall not require either party to permit any access, or to disclose any information, that in the reasonable, good faith judgment (after consultation with counsel, which may be in-house counsel) of such party would reasonably be expected to result in (i) any violation of any contract or Law to which such party or its Subsidiaries is a party or is subject or cause any privilege (including attorney-client privilege) that such party or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in such party's good faith judgment (after consultation with counsel, which may be in-house counsel) adversely affect in any material respect such party's position in any pending or, what such party believes in good faith (after consultation with counsel, which may be in-house counsel) could be, future litigation or (ii) if such party or any of its Subsidiaries, on the one hand, and the other party or any of its Subsidiaries, on the other hand, are adverse parties in a litigation, such information being reasonably pertinent thereto; provided that, in the case of clause (i), the parties hereto shall cooperate in seeking to find a way to allow disclosure of such information (including by entering into a joint-defense or similar agreement) to the extent doing so (1) would not (in the good faith belief of the party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) reasonably be likely to result in the violation of any such contract or Law or reasonably be likely to cause such privilege to be undermined with respect to such information or (2) could reasonably (in the good faith belief of the party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) be managed through the use of customary "clean-room" arrangements pursuant to which appropriately designated Representatives of the other party shall be provided access to such information; provided, further, that the party being requested to disclose the information shall (x) notify the other party that such disclosures are reasonably likely to violate its or its Subsidiaries' obligations under any such contract or Law or are reasonably likely to cause such privilege to be undermined, (y) communicate to the other party in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with the first proviso in this Section 5.6(b)) and (z) in the case where such disclosures are reasonably likely to violate its or its Subsidiaries' obligations under any contract, use reasonable commercial efforts to seek consent from the applicable third party to any such contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such contract).

          (c)   No investigation, or information received, pursuant to this Section 5.6 will modify any of the representations and warranties of the parties hereto.

        Section 5.7.    Notification of Certain Matters.     The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent is reasonably likely to be material to the Company or Parent, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party's knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries and that relate to the transactions contemplated hereby, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to the Closing in Article VI and (iv) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereby which would result in the failure to be satisfied of any of the conditions to the Closing in Article VI; provided that, in the case of clauses (iii) and (iv), the failure to comply with this Section 5.7 shall not result in the failure to be satisfied of any of the conditions to the Closing in Article VI, or give rise to any right to terminate this Agreement under Article VII, if the underlying fact, circumstance, event or failure would not in and of itself give rise to such failure or right.

        Section 5.8.    Indemnification and Insurance.

          (a)   For purposes of this Section 5.8, (i) "Indemnified Person" shall mean any person who is now, or has been or becomes at any time prior to the Effective Time, an officer, director or employee of the Company or any of its Subsidiaries and also with respect to any such Person, in their capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with the Company) serving at the request of or on behalf of the Company or any Company Subsidiary and together with such Person's heirs, executors or administrators and (ii) "Proceeding" shall mean any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, suit, proceeding or investigation results in a formal civil or criminal litigation or regulatory action.

          (b)   From and after the Effective Time, solely to the extent that the Company or any applicable Subsidiary would be permitted to indemnify an Indemnified Person, Parent and the Surviving Entity jointly and severally agree to (i) indemnify and hold harmless against any cost or expenses (including attorneys' fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement in connection with any Proceeding, and provide advancement of expenses to, all Indemnified Persons to the fullest extent permitted under applicable Law and (ii) honor the provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the Company Charter Documents and comparable governing instruments of any Subsidiary of the Company immediately prior to the Effective Time and ensure that the certificate of formation and limited liability company agreement of the Surviving Entity shall, for a period of six (6) years following the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Company and its Subsidiaries than are presently set forth in the Company Charter Documents. Any right of indemnification of an Indemnified Person pursuant to this Section 5.8(b) shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Person as provided herein.

          (c)   Parent shall cause the Surviving Entity to, and the Surviving Entity shall, maintain in effect for six (6) years from the Effective Time the Company's current directors' and officers' liability insurance policies covering acts or omissions occurring at or prior to the Effective Time with respect to Indemnified Persons (provided that the Surviving Entity may substitute therefor policies with reputable carriers of at least the same coverage containing terms and conditions that are no less favorable to the Indemnified Persons); provided, however, that in no event shall the Surviving Entity be required to expend pursuant to this Section 5.8(c) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (the "Maximum Amount"). In the event that, but for the proviso to the immediately preceding sentence, the Surviving Entity would be required to expend more than the Maximum Amount, the Surviving Entity shall obtain the maximum amount of such insurance as is available for the Maximum Amount. If the Company in its sole discretion elects, then, in lieu of the obligations of Parent under this Section 5.8(c), the Company may, prior to the Effective Time, purchase a "tail policy" with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Persons in their capacity as such; provided that in no event shall the cost of such policy exceed six (6) times the Maximum Amount.

          (d)   The rights of any Indemnified Person under this Section 5.8 shall be in addition to any other rights such Indemnified Person may have under the organizational documents of the Company, the Surviving Entity or the DLLCA. The provisions of this Section 5.8 shall survive the consummation of the transactions contemplated hereby for a period of six (6) years and are expressly intended to benefit each of the Indemnified Persons and their respective heirs and representatives; provided, however, that in the event that any claim or claims for indemnification set forth in this Section 5.8 are asserted or made within such six (6)-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of all such claims. If Parent and/or the Surviving Entity, or any of their respective successors or assigns (i) consolidates with or merges into any other Person, or (ii) transfers or conveys all or substantially all of their businesses or assets to any other Person, then, in each such case, to the extent necessary, a proper provision shall be made so that the successors and assigns of Parent and/or the Surviving Entity, as the case may be, shall assume the obligations of Parent and the Surviving Entity set forth in this Section 5.8.

        Section 5.9.    Securityholder Litigation.     The Company shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against the Company and/or its directors relating to the transactions contemplated hereby, provided that the Company shall in any event control such defense and/or settlement (subject to Section 5.2(a)(xiii)) and shall not be required to provide information if doing so would be reasonably expected to threaten the loss of any attorney-client privilege or other applicable legal privilege.

        Section 5.10.    Fees and Expenses.     All fees and expenses incurred in connection with the transactions contemplated hereby including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses, except Parent and the Company shall each bear and pay one-half of the expenses incurred in connection with the filing, printing and mailing of the Registration Statement and Proxy Statement.

        Section 5.11.    Section 16 Matters.     Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under Applicable Law) to cause any dispositions of Common Units (including derivative securities with respect to Common Units) or acquisitions of Parent Units (including derivative securities with respect to Parent Units) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

        Section 5.12.    Employee Benefits.

          (a)   As of the Effective Time, Parent shall assume all Company Benefit Plans in accordance with their terms as in effect immediately before the Effective Time; provided that, nothing herein shall limit the right of the Company or Parent or any of their respective Affiliates to amend or terminate such Company Benefit Plans to the extent permitted by their terms. For a period of one

  (1) year following the Effective Time (the "Continuation Period"), Parent shall provide, or shall cause to be provided, (i) to each employee of the Company or any of its Subsidiaries as of immediately prior to the Effective Time (the "Company Employees"), for so long as such Company Employee remains an employee of the Parent, the Surviving Entity or any of their respective Affiliates during the Continuation Period, base salary or regular hourly wage which is the same as or no less favorable than that provided to such Company Employee immediately before the Effective Time and (ii) to each Company Employee, for so long as such Company Employee remains an employee of the Parent, the Surviving Entity or any of their respective Affiliates during the Continuation Period, eligibility to participate in the employee benefit plans (including, cash incentive compensation plans) sponsored or maintained by Kinder Morgan, Inc. ("KMI") on the same basis as such eligibility to participate is provided to similarly situated employees of KMI.

          (b)   Notwithstanding anything to the contrary contained in Section 5.12(a), Parent shall maintain the Company Severance Plans in accordance with their terms. In addition, to the extent any portion of the Company's assets are sold during the Continuation Period, Parent will use its commercially reasonable efforts to ensure that the purchaser of such assets provides the foregoing benefits to the applicable employees who will be employees of the purchaser of such assets through the end of the Continuation Period.

          (c)   For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time as required pursuant to this Section 5.12(c) (the "New Plans"), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall apply to determine the crediting rate under Parent's cash balance plan but shall not apply with respect to either benefit accrual attributable to any period prior to the Effective Time under any defined benefit pension plan, or to the extent that its application would result in a duplication of benefits. In addition, to the extent such Company Employee is eligible to participate in a New Plan pursuant to Section 5.12(a), and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans of the same type as any Company Benefit Plans in which such Company Employee participated immediately before the consummation of the transactions contemplated hereby (such plans, collectively, the "Old Plans"), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee's participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

          (d)   Parent hereby acknowledges that (i) a "change of control" (or similar phrase) within the meaning of the Company Equity Plans will occur as of the Effective Time and (ii) a "change of control" (or similar phrase) within the meaning of the Company Benefit Plans (other than any Company Equity Plans) set forth in Section 5.12(d)(ii) of the Company Disclosure Schedule will occur as of the Effective Time.

          (e)   At or as soon as practicable following the Effective Time, the Company and its Subsidiaries shall pay to each Company Employee who participates in the Company's Management Incentive Compensation Plan (the "MICP"), a prorated 2013 annual bonus in an amount that is no less than the product of (A) such Company Employee's previously established target 2013 annual bonus (as provided to Parent in writing prior to the date hereof), multiplied by (B) a fraction equal to the number of days elapsed in 2013, through and including the Closing Date, divided by three hundred and sixty-five (365).

          (f)    Parent shall honor, or shall cause to be honored, all vacation that is accrued and unused by each of the Company Employees as of the Effective Time and reflected on the balance sheet of the Company and its Subsidiaries (the "Pre-Closing Vacation") in accordance with the terms of the Company's policies as in effect as of immediately prior to the Effective Time, for the avoidance of doubt, including the terms of such policies regarding the forfeiture and carryover of such Pre-Closing Vacation. Upon each Company Employee's termination of employment with Parent and its Subsidiaries other than due to voluntary resignation or retirement (unless payment is required by applicable Law), such Company Employee shall be entitled to a cash payment in respect of any then-accrued and unused Pre-Closing Vacation (at a rate based on such Company Employee's base salary then in effect). All vacation and paid time off that is accrued by each Company Employee following the Effective Time shall be subject to the policies of KMI.

          (g)   Nothing in this Agreement, expressed or implied, shall (i) confer upon any Company Employee or any other Person any right to continue in the employ or service of Parent, the Surviving Entity or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Entity or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee or any Person at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Surviving Entity or any Affiliate of Parent and the Company Employee, (ii) constitute an amendment to any Company Benefit Plan or any employee benefit or compensation plan of Parent or any of its Affiliates, or (iii) obligate Parent, the Surviving Entity or any Affiliate of Parent to maintain any particular compensation or benefit plan, program arrangement, policy or contract. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.12 shall create any third party rights in any current or former service provider of the Company or its affiliates (or any beneficiaries or dependents thereof).

        Section 5.13.    Listing.     Parent shall cause the Parent Units to be issued pursuant to and in accordance with this Agreement to be approved for listing (subject, if applicable, to notice of issuance) for trading on the NYSE prior to the Closing.

        Section 5.14.    Issuance of PIK Units; Dividends and Distributions.

          (a)   Any Series A Preferred Units issued as PIK Units prior to the Closing Date shall be issued as of the close of business on the record date for the distribution of such Series A Preferred Units issued as PIK Units.

          (b)   After the date of this Agreement until the Effective Time, each of Parent and the Company shall coordinate with the other regarding the declaration of any distributions in respect of Parent Units, Common Units and Series A Preferred Units and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Common Units or Series A Preferred Units shall not receive, for any quarter, distributions both in respect of Common Units or Series A Preferred Units and also distributions in respect of Parent Units that they receive in exchange therefor in the Merger, but that they shall receive for any such quarter either: (i) only distributions in respect of Common Units or Series A Units or (ii) only distributions in respect of Parent Units that they receive in exchange therefor in the Merger.

ARTICLE VI

Conditions Precedent

        Section 6.1.    Conditions to Each Party's Obligation to Effect the Merger.     The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

          (a)    Company Unitholder Approval.    The Company Unitholder Approval shall have been obtained in accordance with applicable Law, the certificate of formation of the Company and the Company LLC Agreement;

          (b)    Regulatory Approval.    Any waiting period applicable to the transactions contemplated hereby under the HSR Act shall have been terminated or shall have expired;

          (c)    No Injunctions or Restraints.    No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, "Restraints") shall be in effect enjoining, restraining, preventing or prohibiting consummation of the transactions contemplated hereby or making the consummation of the transactions contemplated hereby illegal;

          (d)    Registration Statement.    The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC; and

          (e)    Unit Listing.    The Parent Units deliverable to the Unitholders of the Company as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

        Section 6.2.    Conditions to Obligations of Parent and Merger Sub to Effect the Merger.     The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

          (a)    Representations and Warranties.    (i) The representations and warranties of the Company contained in Section 3.3(a), Section 3.3(c) and Section 3.6(a), shall be true and correct in all respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of the Company contained in Section 3.2(a) shall be true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) all other representations and warranties of the Company set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "Company Material Adverse Effect" set forth in any individual such representation or warranty) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

          (b)    Performance of Obligations of the Company.    The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

          (c)    Tax Opinion.    Parent shall have received an opinion of Bracewell & Giuliani LLP dated as of the Closing Date to the effect that for U.S. federal income tax purposes (i) no Parent Entity will recognize any income or gain as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code), (ii) no gain or loss will be recognized by holders of Parent Units as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code), and (iii) at least ninety percent (90%) of the combined gross income of each of Parent and the Company for the most recent four complete calendar quarters ending before the Closing Date for which the necessary financial information is available are from sources treated as "qualifying income" within the meaning of Section 7704(d) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of the Parent Entities and the Company and any of their respective affiliates as to such matters as such counsel may reasonably request.

          (d)    Conversion of Series A Preferred Units.    As of immediately prior to the Effective Time, in accordance with the Company LLC Agreement (i) the 12,897,029 Series A Preferred Units outstanding as of the date hereof shall be converted into an aggregate of 14,186,731 Common Units and (ii) any Series A Preferred Units issued as PIK Units after the date hereof shall be converted into a number of Common Units equal to the product of (A) one hundred and ten percent (110%) and (B) the number of Series A Preferred Units so issued as PIK Units.

        Section 6.3.    Conditions to Obligation of the Company to Effect the Merger.     The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

          (a)    Representations and Warranties.    The representations and warranties of Parent contained in Section 4.3(a), Section 4.3(c) and Section 4.6(a) shall be true and correct in all respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of Parent contained in Section 4.2(a) shall be true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) all other representations and warranties of Parent set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "Parent Material Adverse Effect" set forth in any individual such representation or warranty) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

          (b)    Performance of Obligations of the Parent Entities.    The Parent Entities shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

          (c)    Tax Opinion.    The Company shall have received an opinion of Wachtell, Lipton, Rosen & Katz dated as of the Closing Date to the effect that for U.S. federal income tax purposes, except with respect to fractional units, (i) the Company will not recognize any income or gain as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code), and (ii) no gain or loss will be recognized by holders of Common Units as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code); provided that such opinion shall not extend to any holder who acquired Common Units from the Company in exchange for property other than cash. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of the Parent Entities and the Company and any of their respective affiliates as to such matters as such counsel may reasonably request.

        Section 6.4.    Frustration of Closing Conditions.     None of the Company or any of the Parent Entities may rely on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party's failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated hereby, or other breach of or noncompliance with this Agreement.

ARTICLE VII

Termination

        Section 7.1.    Termination.     This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Effective Time:

          (a)   by the mutual written consent of the Company and Parent duly authorized by each of their respective Boards of Directors.

          (b)   by either of the Company or Parent:

              (i)  if the Closing shall not have been consummated on or before the one (1)-year anniversary of this Agreement (the "Outside Date"); provided, further, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available (x) to a party if the inability to satisfy such condition was due to the failure of such party to perform any of its obligations under this Agreement or (y) to a party if the other party has filed (and is then pursuing) an action seeking specific performance as permitted by Section 8.8;

             (ii)  if any Restraint having the effect set forth in Section 6.1(c) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if such Restraint was due to the failure of such party to perform any of its obligations under this Agreement; or

            (iii)  if the Company Unitholders Meeting shall have concluded and the Company Unitholder Approval shall not have been obtained.

          (c)   by Parent:

              (i)  if an Adverse Recommendation Change shall have occurred;

             (ii)  prior to the receipt of the Company Unitholder Approval, if the Company shall be in Willful Breach of its obligations pursuant to the first two sentences of Section 5.1(b) or Section 5.3, other than in the case where (x) such Willful Breach is a result of an isolated action by a Person that is a Representative of the Company (other than a director or officer of the Company), (y) such Willful Breach was not caused by, or within the Knowledge of, the Company and (z) the Company takes appropriate actions to remedy such Willful Breach upon discovery thereof; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(ii) if Parent is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

            (iii)  if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of the Company set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.2(a) or (b) and (B) is incapable of being cured, or is not cured, by the Company within thirty (30) days following receipt of written notice from Parent of such breach or failure; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(iii) if Parent is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

          (d)   by the Company:

              (i)  if Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of Parent set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.3(a) or (b) and (B) is incapable of being cured, or is not cured, by Parent within thirty (30) days following receipt of written notice from the Company of such breach or failure; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

        Section 7.2.    Effect of Termination.     In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the provisions in Sections 5.10, 7.2 and 7.3 and in the last sentence of Section 5.6(a), and the provisions in Article VIII, all of which shall survive termination of this Agreement), and there shall be no liability on the part of any Parent Entity or the Company or their respective directors, officers and Affiliates, except (i) the Company and/or Parent may have liability as provided in Section 7.3, and (ii) subject to Section 7.3(f), nothing shall relieve any party hereto from any liability for any failure to consummate the Merger and the other transactions contemplated hereby when required pursuant to this Agreement or any party from liability for fraud or a Willful Breach of any covenant or other agreement contained in this Agreement.

        Section 7.3.    Fees and Expenses.

          (a)   In the event this Agreement is terminated by Parent or the Company (i) (A) pursuant to Section 7.1(b)(ii) (as a result of a Restraint under an Antitrust Law), or (B) pursuant to Section 7.1(b)(i) and, in the case of this clause (B), at the time of such termination, the conditions set forth in at least one of Section 6.1(b) or Section 6.1(c) (as a result of a Restraint under an Antitrust Law) shall not have been satisfied, (ii) the failure of one or more of the conditions in Section 6.1(b) or Section 6.1(c) to be satisfied is not primarily caused by any Willful Breach of Section 5.4 by the Company, and (iii) all other conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 6.1 and Section 6.2 have been satisfied or waived (and, in the case of those conditions that by their terms are to be satisfied at the Closing, such conditions would be satisfied if the Closing were to occur), then Parent shall pay to the Company a termination fee equal to $75,000,000 (the "Antitrust Termination Fee").

          (b)   In the event that (A) an Alternative Proposal shall have been publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the date of the Company Unitholders Meeting (or, if the Company Unitholders Meeting shall not have occurred, prior to the termination of this Agreement pursuant to Section 7.1(b)(i)) and (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii), and (C) the Company enters into a definitive agreement with respect to, or consummates, an Alternative Proposal within twelve (12) months after the date this Agreement is terminated, then the Company shall pay to Parent a termination fee equal to $115,000,000 (the "Termination Fee"), upon the earlier of the public announcement that the Company has entered into such definitive agreement or the consummation of any such transaction. For purposes of this Section 7.3(a), the term "Alternative Proposal" shall have the meaning assigned to such term in Section 5.3(e)(i), except that the references to "twenty-five percent (25%) or more" shall be deemed to be references to "more than fifty percent (50%)."

          (c)   In the event this Agreement is terminated by Parent pursuant to Section 7.1(c)(i) or Section 7.1(c)(ii) or by the Company pursuant to Section 7.1(b)(iii) in a case where an Adverse Recommendation Change has occurred, then the Company shall pay to Parent, within two (2) business days after the date of termination, the Termination Fee.

          (d)   In the event this Agreement is terminated by Parent pursuant to Section 7.1(c)(iii) as a result of a Willful Breach by Company, then the Company shall pay to Parent, within two (2) business days after the date of termination, the Termination Fee.

          (e)   Any payment of the Termination Fee or Antitrust Termination Fee shall be made in cash by wire transfer of same day funds to an account designated in writing by Parent or the Company, as applicable.

          (f)    In the event that the Company or Parent shall fail to pay the Termination Fee or Antitrust Termination Fee required pursuant to this Section 7.3 when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at a rate equal to the legal rate of interest provided for in Section 2301 of Title 6 of the Delaware Code. In addition, if either the Company shall fail to pay the Termination Fee when due or Parent shall fail to pay the Antitrust Termination Fee when due, the party failing to pay such fee shall also pay all of the other party's reasonable costs and expenses (including reasonable attorneys' fees) in connection with efforts to collect such fee. The Company and the Parent Entities acknowledge that the provisions of this Section 7.3 are an integral part of the transactions contemplated hereby and that, without these agreements, neither the Company nor the Parent Entities would not enter into this Agreement. The parties agree that in the event that the Company pays the Termination Fee to Parent, the Company shall have no further liability to any Parent Entity of any kind in respect of this Agreement and the transactions contemplated hereby, and that in no event shall the Company be required to pay the Termination Fee on more than one occasion. The parties also agree that in the event that Parent pays the Antitrust Termination Fee to the Company, Parent shall have no further liability to the Company of any kind in respect of this Agreement and the transactions contemplated hereby, and that in no event shall Parent be required to pay the Antitrust Termination Fee on more than one occasion.

ARTICLE VIII

Miscellaneous

        Section 8.1.    No Survival, Etc.     Except as otherwise provided in this Agreement, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, whether prior to or after the execution of this Agreement. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or, except as otherwise provided in Section 7.2, upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that the agreements set forth in Article II and Sections 5.8, 5.10 and 5.12 and any other agreement in this Agreement that contemplates performance after the Effective Time shall survive the Effective Time and those set forth in Sections 5.10, 7.2 and 7.3, in the last sentence of Section 5.6(a) and this Article VIII shall survive termination of this Agreement. The Confidentiality Agreements shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

        Section 8.2.    Amendment or Supplement.     At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Unitholder Approval, by written agreement of the parties hereto, by action taken or authorized by their respective Boards of Directors; provided, however, that following approval of the Merger and the other transactions contemplated hereunder by the Unitholders of the Company, there shall be no amendment or change to the provisions of this Agreement which by Law would require further approval by the Unitholders of the Company without such approval.

        Section 8.3.    Extension of Time, Waiver, Etc.     At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party's conditions. Notwithstanding the foregoing, no failure or delay by the Company or any Parent Entity in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

        Section 8.4.    Assignment.     Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent, Parent GP or Merger Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

        Section 8.5.    Counterparts.     This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

        Section 8.6.    Entire Agreement; No Third-Party Beneficiaries.     This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule, the Voting Agreement and the Confidentiality Agreements (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and thereof and (b) shall not confer upon any Person other than the parties hereto any rights (including third-party beneficiary rights or otherwise) or remedies hereunder, except for, in the case of clause (b), (i) the provisions of Section 5.8 and Section 8.13 and (ii) the right of the Company's Unitholders to receive the Merger Consideration after the Closing (a claim by the Unitholders with respect to which may not be made unless and until the Closing shall have occurred) and the right of holders of Company Options, Restricted Units, Company UARs, Phantom Units and other equity awards to receive the Merger Consideration to which they are entitled pursuant to this Agreement after the Closing (a claim by such holders with respect to which may not be made unless and until the Closing shall have occurred).

        Section 8.7.    Governing Law; Jurisdiction; Waiver of Jury Trial.

          (a)   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

          (b)   Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.7, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

          (c)   EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

        Section 8.8.    Specific Enforcement.

          (a)   The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 8.8 in the Delaware Court of Chancery or any federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.8, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

        Section 8.9.    Notices.     All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

        If to Parent or Merger Sub, to:

    Kinder Morgan Energy Partners, L.P.
    1001 Louisiana Street
    Houston, Texas 7702
    Fax No.: (713) 369-9410
    Attn: General Counsel

        with a copy (which shall not constitute notice) to:

    Weil, Gotshal & Manges LLP
    200 Crescent Court, Suite 300
    Dallas, Texas 75201
    Attention: R. Jay Tabor
    Facsimile: (214) 746-7777

        and

    Bracewell & Giuliani LLP
    711 Louisiana Street
    Suite 2300, Pennzoil Place—South Tower
    Houston, Texas 77002
    Attention: W. Cleland Dade
    Facsimile: (713) 222-3243

        If to Parent GP, to:

    Kinder Morgan G.P., Inc.
    1001 Louisiana Street
    Houston, Texas 7702
    Fax No.: (713) 369-9410
    Attn: General Counsel

        with a copy (which shall not constitute notice) to:

    Weil, Gotshal & Manges LLP
    200 Crescent Court, Suite 300
    Dallas, Texas 75201
    Attention: R. Jay Tabor
    Facsimile: (214) 746-7777

        and

    Bracewell & Giuliani LLP
    711 Louisiana Street
    Suite 2300, Pennzoil Place—South Tower
    Houston, Texas 77002
    Attention: W. Cleland Dade
    Facsimile: (713) 222-3243

        If to the Company, to:

    Copano Energy, L.L.C.
    1200 Smith Street, Suite 2300
    Houston, Texas
    Fax No.: (888) 229-0479
    Attn: Douglas L. Lawing

        with a copy (which shall not constitute notice) to:

    Wachtell, Lipton, Rosen & Katz
    51 West 52nd Street
    New York, New York 10019
    Attention: Lawrence S. Makow
    Facsimile: (212) 403-2372

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 P.M. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

        Section 8.10.    Severability.     If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

        Section 8.11.    Definitions.

          (a)   As used in this Agreement, the following terms have the meanings ascribed thereto below:

          "Additional Limited Partner" has the meaning set forth in the Parent Partnership Agreement.

          "Affiliate" means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, "control" (including, with its correlative meanings, "controlled by" and "under common control with" means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

          "business day" means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

          "Common Unit" means a Company Security representing a fractional part of the Interests of all Members, and having the rights and obligations specified with respect to Common Units in the Company LLC Agreement. For the avoidance of doubt, the term "Common Unit" does not refer to, or include, a Series A Preferred Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

          "Common Unitholders" means the holders of the Common Units.

          "Company Equity Plans" means any plans of the Company providing for the compensatory grant of awards of Common Units or awards denominated, in whole or in part, in Common Units, including the Amended and Restated Copano Energy, L.L.C. Long-Term Incentive Plan.

          "Company Joint Ventures" means Webb/Duval Gatherers, Eagle Ford Gathering LLC, Liberty Pipeline Group, LLC, Double Eagle Pipeline LLC, Bighorn Gas Gathering, L.L.C., Fort Union Gas Gathering, L.L.C. and Southern Dome, LLC; provided that with respect to any reference in this Agreement to the Company causing any Company Joint Venture to take any action, such reference shall only require the Company to cause such Company Joint Venture to use reasonable best efforts to take such action to the extent permitted by the organizational documents and governance arrangements of such Company Joint Venture and, to the extent applicable, its fiduciary duties in relation to such Company Joint Venture.

          "Company LLC Agreement" means the Fourth Amended and Restated Limited Liability Company Agreement of the Company, as amended or supplemented from time to time.

          "Company Option" means an option or similar right to purchase Common Units granted under any Company Equity Plans.

          "Company Security" means any class or series of equity interest in the Company (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Company), including without limitation, Common Units and Series A Preferred Units, which are separate classes of Interests.

          "Company Severance Plans" means the Copano Energy, L.L.C. Management Change in Control Severance Plan and the Copano Energy, L.L.C. Change in Control Severance Plan.

          "Company UAR" means a Company Unit appreciation right granted under any Company Equity Plans.

          "DGCL" means the General Corporation Law of the State of Delaware.

          "DLLCA" means the Delaware Limited Liability Company Act.

          "ERISA Affiliate" means, with respect to any Person, any trade or business, whether or not incorporated, that together with such Person, would be deemed, or has in the last six (6) years been deemed, a single employer for purpose of Section 414(b), (c), (m) or (o) of the Code.

          "GAAP" means generally accepted accounting principles in the United States.

          "Governmental Authority" means any government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.

          "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

          "Interests" means the ownership interest of a Member in the Company, which may be evidenced by Common Units, Series A Preferred Units or other Company Securities or a combination thereof or interest therein, and includes any and all benefits to which such Member is entitled as provided in the Company LLC Agreement, together with all obligations of such Member to comply with the terms and provisions of the Company LLC Agreement.

          "Knowledge" (i) when used with respect to the Company, means the actual knowledge of those individuals listed on Section 8.11(a) of the Company Disclosure Schedule and (ii) when used with respect to the Parent Entities, means the actual knowledge of those individuals listed on Section 8.11(a) of the Parent Disclosure Schedule.

          "Material Adverse Effect" means, when used with respect to a Person, any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole; provided, however, that any adverse changes, effects, events or occurrences resulting from or due to any of the following shall be disregarded in determining whether there has been a Material Adverse Effect: (i) changes, effects, events or occurrences generally affecting the United States or global economy, the financial, credit, debt, securities or other capital markets or political, legislative or regulatory conditions or changes in the industries in which such Person operates; (ii) the announcement or pendency of this Agreement or the transactions contemplated hereby or the performance of this Agreement (including, for the avoidance of doubt, performance of the parties' obligations under Section 5.4); (iii) any change in the market price or trading volume of the limited liability company units, limited partnership interests, shares of common stock or other equity securities of such Person (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect); (iv) acts of war or terrorism (or the escalation of the foregoing) or natural disasters or other force majeure events; (v) changes in any Laws or regulations applicable to such Person or applicable accounting regulations or principles or the interpretation thereof; (vi) any legal proceedings commenced by or involving any current or former member, partner or stockholder of such Person (on their own or on behalf of such Person) arising out of or related to this Agreement or the transactions contemplated hereby; and (vii) changes, effects, events or occurrences generally affecting the prices of oil, gas, natural gas, natural gas liquids or other commodities; provided, however, that changes, effects, events or occurrences referred to in clauses (i), (iv) and (v) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Material Adverse Effect if and to the extent such state of affairs, changes, effects, events or occurrences has had or would reasonably be expected to have a disproportionate adverse effect on such Person and its Subsidiaries, as compared to other companies operating in the industries in which such Person and its Subsidiaries operate.

          "Member" has the meaning set forth in the Company LLC Agreement.

          "NASDAQ" means The NASDAQ Global Select Market.

          "NYSE" means the New York Stock Exchange.

          "Outstanding" means, with respect to Company Securities as of any date of determination, all Company Securities that are issued by the Company and reflected as outstanding on the Company's books and records as of the date of determination; provided, however, that no Company Securities held by the Company (other than Company Securities representing Interests held by the Company on behalf of Non-Citizen Assignees (as defined in the Company LLC Agreement)) or any other Group Member (as defined in the Company LLC Agreement) shall be considered Outstanding.

          "Parent Joint Ventures" means Battleground Oil Specialty Terminal LLC, North Cahokia Terminal, LLC, North Cahokia Industrial, LLC, Guilford County Terminal Company, LLC, Pecos Carbon Dioxide Transportation Company, International Marine Terminals, Plantation Pipe Line Company, Deeprock Development, LLC, Plantation Services LLC, SFPP, L.P., Midcontinent Express Pipeline LLC, Eagle Ford Gathering LLC, Fayetteville Express Pipeline LLC, El Paso Natural Gas Company, L.L.C., and El Paso Midstream Investment Company, L.L.C.; provided that with respect to any reference in this Agreement to Parent causing any Parent Joint Venture to take any action, such reference shall only require Parent to cause such Parent Joint Venture to take such action to the maximum extent permitted by the organizational documents and governance arrangements of such Parent Joint Venture and, to the extent applicable, its fiduciary duties in relation to such Parent Joint Venture.

          "Parent Partnership Agreement" means the Third Amended and Restated Agreement of Limited Partnership of Parent, as amended or supplemented from time to time.

          "Parent Unit" means a Common Unit of Parent (as defined in the Parent Partnership Agreement).

          "Person" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

          "Phantom Unit" means an award of phantom Common Units granted under a Company Benefit Plan.

          "PIK Unit" means any Series A Preferred Units issued in kind as a distribution pursuant to Section 5.12(b)(ii) of the Company LLC Agreement.

          "Restricted Unit" means an award of restricted Common Units granted under a Company Equity Plan.

          "Risk Management Policy" means the Risk Management Policy of the Company as adopted by the Company Board and in effect on the date of this Agreement; provided, that the Risk Management Policy may only be amended or modified after the date of this Agreement by the Company Board or a committee thereof with the prior written consent of Parent.

          "SEC" means the Securities and Exchange Commission.

          "Series A Change of Control Offer" has the meaning set forth in the Company LLC Agreement.

          "Series A Preferred Unit" means a Company Security representing a fractional part of the Interests of all Members, and having the rights and obligations specified with respect to the Series A Preferred Units in the Company LLC Agreement and including PIK Units, but does not refer to a Common Unit issued upon conversion of a Series A Preferred Unit pursuant to the terms of the Company LLC Agreement.

          "Series A Preferred Unitholders" means the holders of the Series A Preferred Units.

          "Series A Quarterly Distribution" has the meaning set forth in the Company LLC Agreement.

          "Subsidiary" when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such party in such party's consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power (or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests or, in the case of a limited liability company, the managing member) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party. For purposes of Article III, when used with respect to the Company, the term "Subsidiary" shall include the Company Joint Ventures (provided, however, that for purposes of Article III (other than Section 3.3), the term "Subsidiary" shall not include Fort Union Gas Gathering, L.L.C.). For purposes of Article IV, when used with respect to Parent, the term "Subsidiary" shall include the Parent Joint Ventures.

          "Unit Majority" means at least a majority of the Outstanding Common Units and Series A Preferred Units, voting together as a single class on an "as if" converted basis.

          "Unitholder" means the Common Unitholders and the Series A Preferred Unitholders.

          "Willful Breach" means (i) with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or intentional omission undertaken by the breaching party (or, in the case of Section 5.3 with respect to the Company, the consequence of an act or omission of a Subsidiary of the Company, or of a Representative of the Company at the direction of the Company) with the Knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of such covenant or agreement and (ii) the failure by any party to consummate the transactions contemplated hereby after all of the conditions set forth in Article VI have been satisfied or waived (by the party entitled to waive any such applicable conditions).

The following terms are defined on the page of this Agreement set forth after such term below:

Acquisition Agreement	A-43
Additional Limited Partner	A-65
Adverse Recommendation Change	A-43
Affiliate	A-65
Agreement	A-1
Alternative Proposal	A-45
Antitrust Laws	A-47
Antitrust Termination Fee	A-59
Balance Sheet Date	A-15
business day	A-65
Certificate	A-3
Certificate of Merger	A-2
Closing	A-1
Closing Date	A-2
Code	A-7
Commodity Derivative Instrument	A-23
Common Unit	A-65
Common Unitholders	A-65
Company	A-1
Company Benefit Plans	A-18
Company Board	A-1
Company Board Recommendation	A-37
Company Charter Documents	A-10
Company Confidentiality Agreement	A-49
Company Disclosure Schedule	A-10
Company Employees	A-52
Company Equity Plans	A-65
Company Fairness Opinions	A-25
Company Financial Advisors	A-25
Company Intellectual Property	A-24
Company Joint Ventures	A-66
Company LLC Agreement	A-66
Company Material Adverse Effect	A-10
Company Material Contract	A-22
Company Option	A-66
Company Permits	A-16
Company SEC Documents	A-13
Company Security	A-66
Company Subsidiary Documents	A-10
Company UAR	A-66
Company Unitholder Approval	A-13
Company Unitholders Meeting	A-36
Confidentiality Agreements	A-49
Continuation Period	A-52
DGCL	A-66
DLLCA	A-66
Drop Down Transaction	A-42
Effective Time	A-2
Environmental Law	A-21
Environmental Permits	A-21
ERISA	A-18
ERISA Affiliate	A-66
Excess Units	A-6
Exchange Act	A-13
Exchange Agent	A-4
Exchange Fund	A-4
Exchange Ratio	A-3
Existing Credit Facility	A-39
Fractional Unit Proceeds	A-7
GAAP	A-66
Governmental Authority	A-66
Hazardous Substance	A-21
HSR Act	A-66
ICA	A-26
Indemnified Person	A-50
Interests	A-66
keep well	A-38
KMI	A-53
Knowledge	A-67
Law	A-16
Laws	A-16
Liens	A-10

Material Adverse Effect	A-67
Maximum Amount	A-51
Member	A-67
Merger	A-1
Merger Consideration	A-3
Merger Sub	A-1
MICP	A-54
Multiemployer Plan	A-19
NASDAQ	A-67
New Plans	A-53
NGA	A-25
Non-Competition Agreement	A-22
Notice Period	A-45
NYSE	A-67
Old Plans	A-53
Outside Date	A-58
Outstanding	A-68
Parent	A-1
Parent Charter Documents	A-27
Parent Class B Units	A-27
Parent Confidentiality Agreement	A-49
Parent Disclosure Schedule	A-26
Parent Entities	A-1
Parent Financial Advisor	A-35
Parent GP	A-1
Parent GP Interest	A-27
Parent I-Units	A-27
Parent Joint Ventures	A-68
Parent Material Adverse Effect	A-26
Parent Material Contracts	A-34
Parent Partnership Agreement	A-68
Parent Permits	A-32
Parent SEC Documents	A-30
Parent Subsidiary Documents	A-27
Parent Unit	A-68
Person	A-68
Phantom Unit	A-68
PIK Unit	A-68
Pre-Closing Vacation	A-54
Proceeding	A-51
Proxy Statement	A-13
Registration Statement	A-17
Representatives	A-43
Restraints	A-55
Restricted Unit	A-68
Revocable Interests	A-24
rights-of-way	A-24
Risk Management Policy	A-68
SEC	A-68
Securities Act	A-10
Series A Change of Control Offer	A-68
Series A Preferred Unit	A-68
Series A Preferred Unitholders	A-69
Series A Quarterly Distribution	A-69
Subsidiary	A-69
Superior Proposal	A-46
Surviving Entity	A-1
Tax	A-18
Tax Return	A-18
Taxes	A-18
Termination Fee	A-60
Unit Majority	A-69
unit proceeds	A-6
Unitholder	A-69
Voting Agreement	A-1
Willful Breach	A-69

        Section 8.12.    Interpretation.

          (a)   When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

          (b)   The parties hereto have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and other advisors and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or interim drafts of this Agreement.

        Section 8.13.    Non-Recourse.     No past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, representative or affiliate of any party hereto or of any of their respective Affiliates (unless such Affiliate is expressly a party to this Agreement) shall have any liability (whether in contract or in tort) for any obligations or liabilities of such party arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby; provided, however, that nothing in this Section 8.13 shall limit any liability of the parties to this Agreement for breaches of the terms and conditions of this Agreement.

[signature page follows]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PARENT:
KINDER MORGAN ENERGY PARTNERS, L.P.
By:	Kinder Morgan G.P., Inc., its general partner
	By:	Kinder Morgan Management, LLC, its delegate
		By:	/s/ JOSEPH LISTENGART
			Name:	Joseph Listengart
			Title:	Vice President and General Counsel

PARENT GP:
KINDER MORGAN G.P., INC.
By:	/s/ JOSEPH LISTENGART
	Name:	Joseph Listengart
	Title:	Vice President and General Counsel

MERGER SUB:
JAVELINA MERGER SUB LLC
By:	/s/ JOSEPH LISTENGART
	Name:	Joseph Listengart
	Title:	Vice President, General Counsel and Secretary

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

COMPANY:
COPANO ENERGY, L.L.C.
By:	/s/ R. BRUCE NORTHCUTT
	Name:	R. Bruce Northcutt
	Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

 EXHIBIT A

[FORM OF] FIFTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

COPANO ENERGY, L.L.C.

        This Fifth Amended and Restated Limited Liability Company Agreement (this "Agreement") of Copano Energy, L.L.C., a Delaware limited liability company (the "Company"), is entered into as of [                        ], 2013, by Kinder Morgan Energy Partners, L.P., a Delaware limited partnership and the Company sole member (the "Member"), pursuant to and in accordance with the Delaware Limited Liability Company Act (6 Del.C. § 18-101, et seq.), as amended from time to time (the "Act").

        1.    Name.     The name of the limited liability company is Copano Energy, L.L.C.

        2.    Certificates.     The Member shall be designated as an authorized person within the meaning of the Act. The Member shall execute, deliver and file any other certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

        3.    Purpose.     The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in all lawful activities for which limited liability companies may be formed under the Act.

        4.    Powers.     The Company shall have the power to do any and all acts reasonably necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of the purpose and business described herein and for the protection and benefit of the Company, and shall have, without limitation, any and all of the powers that may be exercised on behalf of the Company by the Member pursuant to this Agreement, including Section 17 hereof.

        5.    Principal Business Office.     The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as may hereafter be determined by the Member.

        6.    Registered Office.     The address of the registered office of the Company in the State of Delaware is Corporate Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801.

        7.    Registered Agent.     The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware are The Corporation Trust Company, Corporate Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801.

        8.    Name and Mailing Address of the Member.     The name and business or residence address of the Member are as follows:

Name	Address
Kinder Morgan Energy Partners, L.P.	1001 Louisiana Street, Suite 1000 Houston, Texas 77002

        9.    Term.     The term of the Company commenced on the date of filing of the Certificate of Formation of the Company in accordance with the Act and shall continue until dissolution of the Company in accordance with Section 25 of this Agreement.

        10.    Fiscal Year.     The fiscal year of the Company shall be fixed by the Member.

        11.    Limited Liability.     Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and none of the Member, any Officer (as hereinafter defined), employee or agent of the Company (including a person having more than one such capacity) shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of acting in such capacity.

        12.    Capital Contributions.     The Member is deemed admitted as a Member of the Company upon its execution and delivery of this Agreement. The Member shall not make an initial capital contribution to the Company but may make such later capital contributions as it shall, in its sole discretion, determine. The total capital of the Member in the Company from time to time shall be referred to as the Member's "Capital."

        13.    Additional Contributions.     The Member is not required to make additional capital contributions to the Company.

        14.    Profits and Losses.     The profits or losses incurred by the Company for each taxable year shall be determined on an annual basis. For each taxable year in which the Company realizes profits or losses, such profits or losses, respectively, shall be allocated to the Member.

        15.    Distributions.     Distributions shall be made to the Member at such times and in such amounts as may be determined in the sole discretion of the Member. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to the Member on account of its interest in the Company if such distribution would violate Section 18-607 of the Act or other applicable law.

        16.    Officers.     The Member may, from time to time as it deems advisable, appoint officers of the Company (the "Officers") and assign in writing titles (including, without limitation, President, Vice President, Secretary, Assistant Secretary and Treasurer) to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 16 may be revoked at any time by the Member. Any Officer may resign at any time by giving written notice to the Member. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. A vacancy in any office because of death, resignation, removal, disqualification or any other cause, shall be filled by the Member or any such person as may be appointed by the Member.

        17.    Management.

          a.     The business and affairs of the Company shall be managed by the Member. Subject to the express limitations contained in any provision of this Agreement, the Member shall have complete and exclusive control of the affairs and business of the Company, and shall possess all powers necessary, convenient or appropriate to carry out the purposes and business of the Company, including, without limitation, doing all things and taking all actions necessary to carrying out the terms and provisions of this Agreement.

          b.     Subject to the rights and powers of the Member and the limitations thereon contained herein, the Member may delegate to any person, any or all of its powers, rights and obligations under this Agreement.

          c.     Subject to the rights and powers of the Member and the limitations thereon contained herein, the Member may appoint, contract or otherwise deal with any person to perform any acts or services for the Company as the Member may reasonably determine.

          d.     The Member shall have the powers set forth above until the earliest to occur of its dissolution, termination, winding-up, bankruptcy or other inability to act in such capacity, at which time the legal representative of the Member shall appoint a successor to the interest of the Member for the purpose of settling the estate or administering the property of the Member.

          e.     The Member may be compensated for its services to the Company, as determined in its sole discretion.

        18.    Action Without a Meeting.     Any action that may be taken at a Member meeting may be taken without a meeting if a consent in writing setting forth the action to be taken is signed by the Member.

        19.    Membership Interests; Certificates.     The Company may at its election issue certificates to evidence ownership of the membership interests.

        20.    Meeting Procedures.     The procedures of any meeting shall be as determined by the Member.

        21.    Other Business.     The Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

        22.    Exculpation and Indemnification.     Section 22(b) through Section 22(o) shall remain in effect until and shall terminate on the sixth (6th) anniversary of this Agreement and are solely for the benefit of the directors, officers, employees and agents of the Company prior to the date hereof.

          a.     Neither the Member nor any of its respective members, employees, agents, officers, directors, any of their respective affiliates, consultants, employees or agents or any Officer (each an "Indemnified Party") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage, claim or expense (including attorneys' fees) incurred by reason of any act or omission performed or omitted by such Indemnified Party in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Indemnified Party by this Agreement. To the fullest extent permitted by applicable law, an Indemnified Party shall be entitled to indemnification and advancement of expenses from the Company for any loss, damage, claim or expense (including attorneys' fees) incurred by such Indemnified Party by reason of any act or omission performed or omitted by such Indemnified Party in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Indemnified Party by this Agreement; provided, however, that any indemnity under this Section 22(a) shall be provided out of and to the extent of Company assets only, and the Member shall have no personal liability on account thereof.

          b.     To the fullest extent permitted by law as it currently exists and to such greater extent as applicable law hereafter may permit, but subject to the limitations expressly provided in this Agreement, the Company shall indemnify any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or other enterprise (including an employee benefit plan), association, government agency or political subdivision thereof or other entity (each, a "Person") who was or is a party or is threatened to be made a party to, or otherwise requires representation of counsel in connection with, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such Person is or was a director of the Company ("Director") or officer of the Company prior to the date hereto (a

  "Previous Officer"), is or was serving as a tax matters partner of the Company or, at the request of the Company, as a director, officer, tax matters partner, employee, partner, manager, fiduciary or trustee of any of the Company or any Subsidiary thereof ("Company Group") or any other Person (each an "Indemnitee") or by reason of any action alleged to have been taken or omitted in such capacity, against losses, expenses (including attorneys' fees), judgments, fines, damages, penalties, interest, liabilities and amounts paid in settlement actually and reasonably incurred by the Person in connection with such action, suit or proceeding if the Person acted in good faith and in a manner the Person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such Person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner which the Person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the Person's conduct was unlawful.

          c.     To the fullest extent permitted by law, but subject to the limitations expressly provided in this Agreement, the Company shall indemnify any Person who was or is a party or is threatened to be made a party to, or otherwise requires representation of counsel in connection with, any threatened, pending or completed action, suit or proceeding, by or in the right of the Company to procure a judgment in its favor by reason of the fact that such Person was serving as an Indemnitee, or by reason of any action alleged to have been taken or omitted in such capacity, against losses, expenses (including attorneys' fees), judgments, fines, damages, penalties, interest, liabilities and amounts paid in settlement actually and reasonably incurred by the Person in connection with such action, suit or proceeding if the Person acted in good faith and in a manner the Person reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such Person shall have been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such Person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

          d.     To the extent an Indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 22(b) or Section 22(c) , or in the defense of any claim, issue or matter therein, such Person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such Person in connection therewith.

          e.     Any indemnification under Section 22(b) or Section 22(c) (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the Indemnitee is proper in the circumstances because the Person has met the applicable standard of conduct set forth in such section. Such determination shall be made, with respect to a Person who is a Director or Previous Officer at the time of such determination, (i) by the Member, (ii) by a committee designated by the Member, or (iii) if the Member so directs, by independent legal counsel in an opinion of Counsel.

          f.      Expenses (including attorneys' fees) incurred by an Indemnitee in defending any action, suit or proceeding referred to in Section 22(b) or Section 22(c) shall be paid by the Company in advance of the final disposition of such action, suit or proceeding and in advance of any determination that such Indemnitee is not entitled to be indemnified, upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a "Final

  Adjudication") that such Person is not entitled to be indemnified by the Company as authorized in Section 22(b) through Section 22(o).

          g.     The indemnification, advancement of expenses and other provisions of Section 22(b) through Section 22(o) shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the Member, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

          h.     The Company may purchase and maintain insurance, on behalf of its Directors and Previous Officers, and such other Persons as the Member shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Company's activities or such Person's activities on behalf of the Company, regardless of whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement.

          i.      For purposes of the definition of Indemnitee in Section 22(b), the Company shall be deemed to have requested a Person to serve as fiduciary of an employee benefit plan whenever the performance by such Person of his duties to the Company also imposes duties on, or otherwise involves services by, such Person to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 22(b); and action taken or omitted by such Person with respect to any employee benefit plan in the performance of such Person's duties for a purpose reasonably believed by him to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in, or not opposed to, the best interests of the Company.

          j.      Any indemnification pursuant to Section 22(b) through Section 22(o) shall be made only out of the assets of the Company, it being agreed that the Member shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Company to enable it to effectuate such indemnification.

          k.     An Indemnitee shall not be denied indemnification in whole or in part under Section 22(b) through Section 22(o) because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

          l.      If a claim under Section 22(b) through Section 22(o) is not paid in full by the Company within 60 days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall be entitled to be paid also the reasonable expenses of prosecuting or defending such suit. In (i) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a Final Adjudication that, the Indemnitee has not met any applicable standard for indemnification set forth in this Agreement. Neither the failure of the Company (including independent legal counsel or the Member) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in this Agreement, nor an actual determination by the Company (including independent legal counsel or the Member) that the Indemnitee has not met the applicable standard of conduct shall create a presumption that the Indemnitee has not met the applicable standard of conduct, or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified or to such advancement of expenses, under Section 22(b) through Section 22(o) or otherwise shall be on the Company.

          m.    The Company may indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not an action by or in the right of the Company) by reason of the fact that the Person is or was an employee (other than an Officer or Previous Officer) or agent of the Company, or, while serving as an employee (other than an Officer or Previous Officer) or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, partner, fiduciary, trustee or agent of another member of the Company Group or another Person to the extent (i) permitted by the laws of the State of Delaware as from time to time in effect, and (ii) authorized by the Member. The Company may, to the extent permitted by Delaware law and authorized by the Member, pay expenses (including attorneys' fees) reasonably incurred by an such employee or agent in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding, upon such terms and conditions as the Member determines. The provisions of this Section 22(m) shall not constitute a contract right for any such employee or agent.

          n.     The indemnification, advancement of expenses and other provisions of Section 22(b) through Section 22(o) are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

          o.     Except to the extent otherwise provided in Section 22(m), the right to be indemnified and to receive advancement of expenses in Section 22(b) through Section 22(o) shall be a contract right. No amendment, modification or repeal of Section 22(b) through Section 22(o) or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Company, nor the obligations of the Company to indemnify any such Indemnitee under and in accordance with the provisions of Section 22(b) through Section 22(o) as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

        23.    Assignments.     The Member may transfer, assign, pledge or hypothecate, in whole or in part, its limited liability company interest, as determined in its sole discretion.

        24.    Termination of Membership.     The rights of the Member to share in the profits and losses of the Company, to receive distributions and to assign its interest in the Company pursuant to Section 23 shall, on its dissolution, termination, winding-up, bankruptcy or other inability to act in such capacity, devolve on its legal representative for the purpose of settling its estate or administering its property.

        25.    Dissolution.

          a.     The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following:

              (i)  the written consent of the Member;

             (ii)  the dissolution, termination, winding-up, bankruptcy, or other inability to act in such capacity, of the Member; and

            (iii)  the entry of a decree of judicial dissolution under Section 18-802 of the Act.

          b.     In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner).

        26.    Tax Matters.     For purposes of U.S. federal income taxation (and, to the extent applicable, state taxation), the Company shall be disregarded as an entity separate from its owner within the meaning of Section 301.7701-3 of the U.S. Department of Treasury regulations promulgated under the Internal Revenue Code of 1986, as amended. No election shall be made that would prevent the Company from being disregarded as an entity separate from its owner.

        27.    Separability of Provisions.     Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

        28.    Binding Effect.     This Agreement shall be binding upon and inure to the benefit of the Member and, to the extent permitted by this Agreement, its successors, legal representatives and assigns.

        29.    Captions.     Captions contained in this Agreement are inserted as a matter of convenience and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

        30.    Entire Agreement.     This Agreement constitutes the entire agreement of the Member with respect to the subject matter hereof.

        31.    Governing Law.     This Agreement shall be governed by, and construed exclusively under, the laws of the State of Delaware (without regard to conflict of laws principles thereof), and all rights and remedies shall be governed by such laws.

        32.    Amendments and Waiver.     This Agreement may not be modified, altered, supplemented or amended except pursuant to a written agreement executed and delivered by the Member. In addition, the terms or conditions hereof may be waived only by a written instrument executed by the Member.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

        IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the date first above written.

MEMBER:
KINDER MORGAN ENERGY PARTNERS, L.P.
By:	Kinder Morgan G.P., Inc., its general partner
By:	Kinder Morgan Management, LLC, its delegate
By:	[ ] [ ]

[SIGNATURE PAGE TO FIFTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY
AGREEMENT OF COPANO ENERGY, L.L.C.]

 Annex B

EXECUTION VERSION

VOTING AGREEMENT

        This VOTING AGREEMENT (this "Agreement"), is dated as of January 29, 2013, by and among Copano Energy, L.L.C., a Delaware limited liability company (the "Company"), Kinder Morgan Energy Partners, L.P., a Delaware limited partnership ("Parent"), Kinder Morgan G.P., Inc., a Delaware corporation and the general partner of Parent ("Parent GP" and, with Parent, the "Parent Parties") and TPG Copenhagen, L.P. (the "Unitholder"). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

W I T N E S S E T H:

        WHEREAS, Parent, Parent GP, Javelina Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Parent ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger, dated as of January 29, 2013 (as it may be amended from time to time, the "Merger Agreement"), providing for, among other things, subject to the terms and conditions of the Merger Agreement, the merger of Merger Sub with and into the Company (the "Merger");

        WHEREAS, as of the date hereof, the Unitholder is the record and beneficial owner of 12,897,029 Series A convertible preferred units of the Company (the "Preferred Units") (such Preferred Units, the "Existing Units" and such Existing Units, together with any Common Units and Preferred Units acquired by the Unitholder after the date hereof, including as indicated in Section 4.1 below, the "Owned Units"); and

        WHEREAS, as a condition to Parent's willingness to enter into the Merger Agreement, Parent has required that the Unitholder agree, and the Unitholder has agreed, to enter into this Agreement.

        NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the parties agree as follows:

        1.    Agreement to Vote.

          1.1    Agreement to Vote.    The Unitholder hereby irrevocably and unconditionally agrees that, from the date hereof until the earlier of the (a) time that the Company Unitholder Approval has been obtained and (b) termination of this Agreement in accordance with Section 5.1 (the "Agreement Term"), at any meeting of the Unitholders of the Company at which the approval and adoption of the Merger Agreement and the transactions contemplated thereby is to be voted upon, however called, or any adjournment or postponement thereof, the Unitholder shall be present (in person or by proxy) and vote (or cause to be voted), to the extent entitled to vote thereon, all of its Owned Units at such time: (i) in favor of (A) adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger and (B) the approval of any proposal to adjourn or postpone the meeting to a later date if there are not sufficient votes for adoption of the Merger Agreement; (ii) against any Alternative Proposal; and (iii) against any action or agreement (including any amendment of any agreement) that would, or would reasonably be expected to, prevent or in any material respect impede or delay the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

          1.2    Other Voting Rights.    Except as permitted by this Agreement, throughout the Agreement Term, the Unitholder will continue to hold, and shall have the right to exercise, all voting rights related to the Owned Shares.

          1.3    Grant of Irrevocable Proxy.

            (a)   The Unitholder hereby irrevocably appoints Parent and any designee of Parent, and each of them individually, as the Unitholder's proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote at any annual or special meeting of Unitholders at which any of the matters described in Section 1.1. is to be considered during the Agreement Term, with respect to the Owned Shares as of the applicable record date, in each case solely to the extent and in the manner specified in Section 1.1; provided, however, that the Unitholder's grant of the proxy contemplated by this Section 1.3 shall be effective if, and only if, the Unitholder has not delivered to the Secretary of the Company, at least two (2) business days prior to the applicable meeting, a duly executed irrevocable proxy card directing that the Owned Units be voted in accordance with Section 1.1. This proxy, if it becomes effective, is given to secure the performance of the duties of the Unitholder under this Agreement, and its existence will not be deemed to relieve the Unitholder of its obligations under Section 1.1. This proxy shall expire and be deemed revoked automatically at the expiration or termination of the Agreement Term.

            (b)   The Unitholder agrees and acknowledges that the proxy in Section 1.3(a) is: (i) given (x) in connection with the execution of the Merger Agreement and (y) to secure the performance of the Unitholder's duties under this Agreement, (ii) coupled with an interest and may not be revoked except as otherwise provided in this Agreement and (iii) intended to be irrevocable prior to the expiration or termination of the Agreement Term.

        2.    Representations and Warranties of the Unitholder.     The Unitholder hereby represents and warrants to the Parent Parties and the Company as follows:

          2.1    Power; Due Authorization; Binding Agreement.    The Unitholder has the requisite entity power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by the Unitholder of the transactions contemplated hereby have been duly and validly authorized by all necessary partnership or other applicable action on the part of the Unitholder, and no other proceedings on the part of the Unitholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Unitholder and, assuming the due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of the Unitholder, enforceable against the Unitholder in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors' rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          2.2    Ownership of Units.    On the date hereof, the Unitholder is beneficial owner of 12,897,029 Preferred Units and no Common Units (provided that, for the avoidance of doubt, such amount does not include an additional 322,425 Preferred Units in respect of the quarterly period ending December 31, 2012, which PIK Units the Company expects will be issued in February 2013). Other than restrictions in favor of Parent pursuant to this Agreement and except for such transfer restrictions of general applicability as may be provided under the Securities Act or the "blue sky" Laws of the various states of the United States, and any restrictions contained in the Company Charter Documents, as of the date hereof the Unitholder (a) has, and at any Unitholder meeting of the Company held during the Agreement Term, the Unitholder will have (except as otherwise permitted by this Agreement), sole voting power and sole dispositive power with respect to the matters set forth in Section 1.1 in respect of all of the then Owned Units and (b) owns, and will during the Agreement Term, own the Owned Units free any clear of any adverse claim or other Lien.

          2.3    No Conflict.    The execution and delivery of this Agreement by the Unitholder does not, and the performance of the terms of this Agreement by the Unitholder will not, (a) require the consent or approval of any other person pursuant to any Contract binding on the Unitholder or its properties and assets, (b) conflict with or violate any organizational document of the Unitholder or (c) conflict with or violate or result in any breach of, or default (with or without notice or lapse of time, or both) under any Contract to which the Unitholder is a party, except for any consent or approval that has been obtained, made or given as of the date hereof or the failure of which to obtain, make or give would not, or any conflict or violation which would not, individually or in the aggregate, prevent, materially delay or impair in any material respect the Unitholder's ability to perform its obligations under this Agreement.

          2.4    Acknowledgment.    The Unitholder understands and acknowledges that each of the Parent Parties and the Company are entering into the Merger Agreement in reliance upon the Unitholder's execution, delivery and performance of this Agreement.

        3.    Representations and Warranties of the Parent Parties and Representations and Warranties of the Company.

          3.1    Representations and Warranties of the Parent Parties.    The Parent Parties hereby represent and warrant to the Unitholder and the Company as follows: Each of the Parent Parties has the requisite entity power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by the Parent Parties of the transactions contemplated hereby have been duly and validly authorized by all necessary entity action on the part of each Parent Party, and no other proceedings on the part of any Parent Party are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Parent Parties and, assuming the due and valid authorization, execution and delivery hereof by the Unitholder and the Company, constitutes a valid and binding agreement of each Parent Party.

          3.2    Representations and Warranties of the Company.    The Company hereby represents and warrants to the Unitholder and the Parent Parties as follows: The Company has the requisite limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and, except as expressly set forth herein, the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary limited liability company action on the part of the Company, and no other proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of the Company.

        4.    Certain Covenants of the Unitholder.

          4.1    Agreement to Convert.

            (a)   Within five (5) Business Days (as defined in the Company LLC Agreement) of the date of this Agreement, the Company shall, pursuant to and in accordance with Section 5.12(b)(ix)(A) of the Company LLC Agreement, mail to the Unitholder a notice of the Series A Change of Control Offer (as defined in the Company LLC Agreement) (the "Notice").

            (b)   The Unitholder agrees that, as soon as reasonably practicable after receipt from the Company of the Notice, the Unitholder shall notify the Company in writing of, and shall not revoke, its election to have any and all Preferred Units held by the Unitholder converted as of immediately prior to the Effective Time into Conversion Units (as defined in the Company LLC Agreement) as set forth in the Notice and otherwise in accordance with the terms and conditions of Section 5.12(b)(ix) of the Company LLC Agreement such that (i) the 12,897,029 Preferred Units outstanding as of the date hereof shall be converted into an aggregate of 14,186,731 Common Units and (ii) any Preferred Units issued as PIK Units after the date hereof (which PIK Units shall be issued as of the close of business on the record date for the distribution of such PIK Units) shall be converted into a number of Common Units equal to the product of (A) one hundred and ten percent (110%) and (B) the number of Preferred Units so issued as PIK Units. The parties hereto acknowledge and agree that upon the issuance of the Conversion Units to the Unitholder, all rights under the converted Owned Units shall cease and the Unitholder shall be the record holder of the Conversion Units.

            (c)   Notwithstanding the foregoing, the parties hereto agree that if the Merger Agreement is terminated without the consummation of the Merger pursuant to its terms, the election to convert contemplated hereby shall be deemed not to have been made and shall be deemed void ab initio. The Unitholder hereby acknowledges that the transactions contemplated by the Merger Agreement constitute a Series A Change of Control (as defined in the Company LLC Agreement).

          4.2    Restriction on Transfer, Proxies and Non-Interference.    The Unitholder hereby agrees, during the Agreement Term, not to (i) sell, transfer (including by operation of law), pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Owned Units (or any right, title or interest thereto or therein) (any such action, a "Transfer"), (ii) grant any proxies or powers of attorney with respect to the Owned Units, deposit any Owned Units into a voting trust or enter into a voting agreement with respect to any Owned Units, in each case with respect to the matters set forth in clauses (i) through (iii) of Section 1.1 of this Agreement, (iii) take any action that would make any representation or warranty of the Unitholder set forth in this Agreement untrue or incorrect in any material respect or have the effect of preventing or materially impeding or delaying the Unitholder from performing any of its obligations under this Agreement or (iv) commit or agree (in writing or otherwise) to take any of the foregoing actions during the Agreement Term; provided that the foregoing notwithstanding, the following sales, transfers, pledges, encumbrances, assignments or other dispositions are permitted: (A) transfers of Owned Units to any Affiliate of the Unitholder who has agreed in writing (the form and substance of which is reasonably acceptable to Parent and the Company) to be bound by the terms of this Agreement; and (B) such Transfers of Owned Units as Parent and the Company may otherwise permit by prior written consent.

          4.3    Merger Agreement Obligations.    The Unitholder (solely in its capacity as a Unitholder of the Company) agrees that it shall not, and shall not authorize or permit any investment banker, attorney or other advisor or representative retained by the Unitholder to act on the Unitholder's behalf to, directly or indirectly, (a) solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing confidential information) or knowingly induce or take any other action intended to lead to any inquiries or any proposals that constitute the submission of an Alternative Proposal or (b) enter into any confidentiality agreement, merger agreement, letter of intent, agreement in principle, unit purchase agreement, asset purchase agreement or unit exchange agreement, option agreement or other similar agreement relating to an Alternative Proposal; provided that this Agreement shall not restrict the Unitholder from participating in discussions regarding an Alternative Proposal where the Company is engaging in such discussions as permitted by Section 5.3 of the Merger Agreement.

          4.4    No Limitations on Actions.    Each of the Parent Parties and the Company expressly acknowledges that the Unitholder is entering into this Agreement solely in its capacity as the beneficial owner of the Owned Units and this Agreement shall not limit or otherwise affect the actions or fiduciary duties of the Unitholder, or any affiliate, partner, trustee, beneficiary, settlor, employee or designee of the Unitholder or any of its affiliates (collectively, "Unitholder Affiliates") in its capacity, if applicable, as a director of the Company or any Subsidiary of the Company, and none of the Parent Parties or the Company shall assert any claim that any action taken by the Unitholder or any of the Unitholder Affiliates in its capacity as a director of the Company violates this Agreement.

        5.    Miscellaneous.

          5.1    Termination of this Agreement.    This Agreement, and all obligations, terms and conditions contained herein, shall automatically terminate without any further action required by any Person upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; and (c) the Outside Date. In addition to the foregoing, this Agreement may be terminated (i) at any time by written consent of the parties hereto or (ii) by the Unitholder upon written notice to the Parent and the Company at any time following the making of any change, by amendment, waiver or other modification to any provision of the Merger Agreement that (1) decreases the amount or changes the form of the Merger Consideration, (2) imposes any material restrictions on or additional conditions on the payment of the Merger Consideration to Unitholders or (3) extends the Outside Date.

          5.2    Effect of Termination.    In the event of termination of this Agreement pursuant to Section 5.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, no such termination shall relieve any party hereto from any liability for any breach of this Agreement occurring prior to such termination and the provisions of this Article 5 shall survive any such termination.

          5.3    Additional Units.    During the Agreement Term, the Unitholder shall promptly notify Parent of the number and class or series of Company Securities, if any, as to which the Unitholder acquires record or beneficial ownership after the date hereof. Any Company Securities as to which the Unitholder acquires record or beneficial ownership after the date hereof and prior to termination of this Agreement in accordance with its terms shall be Owned Units for purposes of this Agreement.

          5.4    Definition of "Beneficial Ownership".    For purposes of this Agreement, "beneficial ownership" with respect to (or to "beneficially own") any securities means having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

          5.5    Entire Agreement; No Third Party Beneficiaries.    This Agreement (a) constitutes the entire agreement, and supersedes all other prior agreements and understandings both written and oral, among the parties with respect to the subject matter of this Agreement and thereof and (b) shall not confer upon any Person other than the parties hereto any rights (including third-party beneficiary rights or otherwise) or remedies hereunder.

          5.6    Assignment.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 5.6 shall be null and void.

          5.7    Amendments and Waivers.    This Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by each party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.

          5.8    Notices.    All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

    If to the Unitholder:

    TPG Copenhagen, L.P.
    345 California Street, Suite 3300
    San Francisco, California 94104
    Fax No: (415) 743-1501
    Attn: Ronald Cami

    If to the Company:

    Copano Energy, L.L.C.
    1200 Smith Street, Suite 2300
    Houston, Texas
    Fax No.: (888) 229-0479
    Attn: Douglas L. Lawing

    with a copy (which shall not constitute notice) to:

    Wachtell, Lipton, Rosen & Katz
    51 West 52nd Street
    New York, New York 10019
    Fax No.: (212) 403-2000
    Attn: Lawrence S. Makow, Esq.

    If to any of the Parent Parties:

    Kinder Morgan Energy Partners, L.P.
    1001 Louisiana Street
    Houston, Texas 7702
    Fax No.: (713) 369-9410
    Attn: General Counsel

    with a copy (which shall not constitute notice) to:

    Weil, Gotshal & Manges LLP
    200 Crescent Court, Suite 300
    Dallas, Texas 75201
    Attention: R. Jay Tabor
    Facsimile: (214) 746-7777

    and

    Bracewell & Giuliani LLP
    711 Louisiana Street

    Suite 2300, Pennzoil Place—South Tower
    Houston, Texas 77002
    Attention: W. Cleland Dade
    Facsimile: (713) 222-3243

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 P.M. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

          5.9    Governing Law; Jurisdiction; Waiver of Jury Trial.

            (a)   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

            (b)   Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 5.9, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

            (c)   EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, THE MERGER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND BY THE MERGER AGREEMENT.

          5.10    Specific Performance; Exclusive Remedy.    The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 5.10 in the Delaware Court of Chancery or any federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.10, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

          5.11    Counterparts; Effectiveness.    This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

          5.12    Severability.    If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

          5.13    Non-Recourse.    No past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, representative or affiliate of any party hereto or of any of its respective Affiliates (unless such Affiliate is expressly a party to this Agreement) shall have any liability (whether in contract or in tort) for any obligations or liabilities of such party arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby; provided, however, that nothing in this Section 5.13 shall limit any liability of the parties to this Agreement for breaches of the terms and conditions of this Agreement.

          5.14    Interpretation.

            (a)   When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References to a Person are also to its permitted successors and assigns.

            (b)   The parties hereto have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and other advisors and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or interim drafts of this Agreement.

[remainder of page intentionally blank]

        IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the day and year first above written.

PARENT:
KINDER MORGAN ENERGY PARTNERS, L.P.
By:	Kinder Morgan G.P., Inc., its general partner
	By:	Kinder Morgan Management, LLC, its delegate
		By:	/s/ JOSEPH LISTENGART
			Name:	Joseph Listengart
			Title:	Vice President and General Counsel

PARENT GP:
KINDER MORGAN G.P., INC.
By:	/s/ JOSEPH LISTENGART
	Name:	Joseph Listengart
	Title:	Vice President and General Counsel

[VOTING AGREEMENT]

COMPANY:
COPANO ENERGY, L.L.C.
By:	/s/ R. BRUCE NORTHCUTT
	Name:	R. Bruce Northcutt
	Title:	President and Chief Executive Officer

[VOTING AGREEMENT]

UNITHOLDER:
TPG COPENHAGEN, L.P.
By:	TPG Advisors VI, Inc., its General Partner
	By:	/s/ RONALD CAMI
		Name:	Ronald Cami
		Title:	Vice President

[VOTING AGREEMENT]

Annex C

745 Seventh Avenue New York, NY 10019 United States

January 29, 2013

Board of Directors
Copano Energy, L.L.C.
1200 Smith, Suite 2300
Houston, Texas 77002

Members of the Board of Directors:

        We understand that Copano Energy, L.L.C. ("Copano" or the "Company"), a Delaware limited liability company, intends to enter a transaction (the "Proposed Transaction") with Kinder Morgan Energy Partners, L.P. ("KMP"), a Delaware limited partnership, and Kinder Morgan G.P., Inc. ("KMI"), the general partner ("GP") of KMP, pursuant to which (i) Javelina Merger Sub LLC, a direct wholly owned subsidiary of KMP, will merge with and into Copano with Copano surviving the merger and (ii) upon the effectiveness of the merger, each common unit of Copano then issued and outstanding (the "Copano Common Units") will be converted into the right to receive 0.4563 (the "Exchange Ratio") limited partnership ("LP") units of KMP (the "KMP LP Units"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger dated as of January 29, 2013 by and among KMP, KMI, Javelina Merger Sub LLC and Copano (the "Agreement") and the summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

        We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's unitholders of the Exchange Ratio to be offered to such unitholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Exchange Ratio to be offered to the unitholders of the Company in the Proposed Transaction or otherwise.

        In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction; (2) publicly available information concerning Copano, KMP, KMI, Kinder Morgan Management, LLC ("KMR") and El Paso Pipeline Partners, L.P. ("EPP") that we believe to be relevant to our analysis, including, without limitation, each of Copano's, KMP's, KMI's, KMR's and EPP's Annual Reports on Form 10-K for the fiscal year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 and the information statement/proxy statement/prospectus, dated March 23, 2012, relating to the acquisition of El Paso Corporation ("El Paso") by KMI; (3) financial and operating information with respect to the businesses, operations and prospects of Copano furnished to us by Copano, including financial projections of Copano under alternative scenarios prepared by management of Copano (the "Copano Management Projections"); (4) financial and operating information with respect to the businesses, operations and prospects of KMP, including financial projections of KMP prepared by management of KMI for the fiscal year ending December 31, 2013 and annual expected KMP LP unitholder distribution growth for the five-year period ending December 31, 2016 (collectively, the

"KMP Projections"); (5) consensus estimates published by Thomson Reuters I/B/E/S of independent equity research analysts with respect to (i) the future financial performance and price targets of Copano (the "Copano Research Projections") and (ii) the future financial performance and price targets of KMP (the "KMP Research Projections"); (6) the trading history of Copano Common Units from January 31, 2011 to January 28, 2013 and a comparison of that trading history with those of other companies that we deemed relevant; (7) the trading history of KMP LP Units from January 31, 2011 to January 28, 2013 and a comparison of that trading history with those of other companies that we deemed relevant; (8) a comparison of the trading history of the Copano Common Units and the KMP LP Units with each other from January 30, 2012 to January 28, 2013; (9) a comparison of the historical financial results and present financial condition of Copano and KMP with each other and with those of other companies that we deemed relevant; (10) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (11) the potential pro forma impact of the Proposed Transaction on the current and future financial performance of the combined company, including the amounts and timing of (i) cost savings and operating synergies to result from the Proposed Transaction and (ii) the future reduced cash flow attributable to KMI, as GP of KMP, which will be allocated to the combined company's LP unitholders (the "GP Giveback") expected by the management of KMI to result from the Proposed Transaction; (12) the relative trading liquidity of the Copano Common Units and the KMP LP Units; (13) the results of our efforts to solicit indications of interest from selected third parties with respect to a potential transaction with Copano and (14) alternatives available to Copano on a stand-alone basis to fund its future capital and operating requirements. In addition, we have (i) had discussions with the managements of Copano and KMI concerning their respective businesses, operations, assets, liabilities, financial conditions and prospects and (ii) have undertaken such other studies, analyses and investigations as we deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the managements of Copano and KMI that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Copano Management Projections, upon the advice of Copano, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Copano as to the future financial performance of Copano and we have relied on such projections in performing our analysis. With respect to the KMP Projections, upon the advice of KMI, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of KMI as to the future financial performance of KMP and we have relied on such projections in performing our analysis. Additionally, upon advice of Copano, we considered and relied upon the Copano Research Projections and the KMP Research Projections. With respect to the GP Giveback, we have assumed, upon the advice of KMI, that the amount and timing of the GP Giveback are reasonable as estimated by the management of KMI and we have also assumed, upon the advice of KMI, that the GP Giveback will be realized substantially in accordance with such estimates. In addition, based on our discussions with the managements of Copano and KMI and with the consent of Copano, we have assumed for the purposes of our analysis that cost savings and operating synergies will result from the Proposed Transaction. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of Copano or KMP and have not made or obtained any evaluations or appraisals of the assets or liabilities of Copano or KMP. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. In addition, we express no opinion as to the prices at which (i) the Copano Common Units or KMP LP Units would trade at any time following the announcement of the Proposed Transaction or (ii) the KMP LP Units will trade at any time following the consummation of the Proposed Transaction.

        We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

        Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio to be offered to the Company's unitholders in the Proposed Transaction is fair to such unitholders.

        We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for Copano and its affiliates and KMI and its affiliates in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services for Copano, for which we received customary compensation: (i) in October 2012, we acted as joint bookrunner on Copano's 6.5 million units offering; (ii) in January 2012, we acted as joint bookrunner on Copano's 5.8 million units offering and (iii) we are currently a lender in Copano's $700 million revolving credit facility. In addition, we have performed the following investment banking and financial services for KMI and its affiliates, for which we received customary compensation: (i) in December 2012, we acted as sole bookrunner on KMP's 4.5 million units offering; (ii) in November 2012, we acted as financial advisor to KMP on the $3,300 million divestiture of Kinder Morgan Interstate Gas Transmission, Trailblazer Pipeline Company, the Casper-Douglas natural gas processing and West Frenchie Draw treating facilities and 50% of Rockies Express Pipeline; (iii) in October 2012, we acted as sole bookrunner on KMI's 69.3 million share offering; (iv) in September 2012, we acted as joint bookrunner on EPP's 8.2 million units offering; (v) in August 2012, we acted as joint bookrunner on KMI's 66.7 million share offering; (vi) in August 2012, we acted as joint bookrunner on KMR's 10.1 million units offering; (vii) in August 2012, we acted as financial advisor to KMI on the $6,220 million divestiture of 100% of Tennessee Gas Pipeline and 50% of El Paso Natural Gas pipeline to KMP; (viii) in June 2012, we acted as sole bookrunner on KMI's 63.0 million share offering; (ix) in May 2012, we acted as financial advisor to KMI on the $7,150 million divestiture of El Paso's exploration and production business; (x) in May 2012, we acted as financial advisor to KMI on the $37,800 million acquisition of El Paso; (xi) in February 2012, we acted as joint bookrunner on Ruby Pipeline LLC's $1,075 million private placement of senior notes; (xii) in August 2011, we acted as joint bookrunner on KMP's $750 million notes offering; (xiii) in June 2011, we acted as joint bookrunner on KMP's 6.7 million units offering; (xiv) in May 2011, we acted as a joint bookrunner on EPP's 14.0 million units offering; (xv) in March 2011, we acted as joint bookrunner on EPP's 13.8 million units offering; (xvi) in February 2011, we acted as joint bookrunner on KMI's 109.8 million share initial public offering; (xvii) we are currently a lender in KMI's $5,000 million term loan; (xviii) we are currently a lender in KMI's $1,750 million revolving credit facility; (xix) we are currently a lender in

KMP's $2,200 million revolving credit facility; (xx) we are currently a lender in EPP's $1,000 million revolving credit facility and (xxi) we are currently the repurchase agent on KMI's $250 million warrant repurchase program.

        Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Copano and KMI and its affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

        This opinion, the issuance of which has been approved by our Valuation and Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any unitholder of the Company as to how such unitholder should vote with respect to the Proposed Transaction.

Very truly yours,
/s/ Barclays Capital Inc. BARCLAYS CAPITAL INC.

Annex D

January 29, 2013

The Board of Directors of Copano Energy, L.L.C.
1200 Smith Street
Suite 2300
Houston, TX 77002

Members of the Board of Directors:

        We understand that Copano Energy, L.L.C. (the "Company"), Kinder Morgan Energy Partners, L.P. ("Parent"), Kinder Morgan G.P., Inc. ("Parent GP") and a newly-formed wholly-owned subsidiary of Parent ("Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Merger Sub will merge with and into the Company (the "Merger") in a transaction in which each outstanding common unit of the Company (including any common units held as a result of the conversion of any preferred units of the Company, the "Common Units"), other than Common Units owned by the Company, Parent or Merger Sub, all of which will be canceled, will be converted into the right to receive 0.4563 common units of the Parent (the "Consideration"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the Consideration to be received by the holders of Common Units pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Parent GP, Merger Sub and their respective affiliates).

        In arriving at our opinion, we have, among other things:

  (i)
  reviewed a draft dated January 28, 2013 of the Merger Agreement;

  (ii)
  reviewed certain publicly available financial and other information about the

    Company;

  (iii)
  reviewed certain information furnished to us by the Company's management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

  (iv)
  held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

  (v)
  reviewed the unit trading price history and valuation multiples for the Common Units and compared them with those of certain publicly traded companies that we deemed relevant;

  (vi)
  compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed relevant;

  (vii)
  considered the potential pro forma financial impact of the Merger; and

  (viii)
  conducted such other financial studies, analyses and investigations as we deemed appropriate.

        In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information supplied by the Company inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company. We have not been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

        With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company's financial forecasts or the assumptions on which they are made.

        Our opinion is based on economic, monetary, regulatory, market and other conditions that exist and can be evaluated as of the date hereof. We do not undertake to reaffirm or revise our opinion or otherwise comment on events occurring after the date hereof, and we expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

        We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed no responsibility for any legal and accounting advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its unitholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to the Company, Parent, Parent GP, Merger Sub or any holder of Common Units. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have a material adverse effect on the Company, Parent or the consummation, or the contemplated benefits of, the Merger.

        In addition, we were not requested to and did not provide advice concerning the structure, the specific amount of the Consideration, or any other aspects of the Merger, or to provide services other than the delivery of this opinion. We were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. We did not participate in negotiations with respect to the terms of the Merger and related transactions, and no opinion is expressed whether any alternative transaction might result in consideration more favorable to the Company's unitholders than that contemplated by the Merger Agreement.

        It is understood that our opinion is for the use and benefit of the Board of Directors of the Company in its consideration of the Merger, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to how any holder of Common Units should vote on the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of Common Units. We express no opinion as to the price at which Common Units will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company's officers, directors or employees, or any class of such persons, in connection with the Merger relative to the Consideration to be received by holders of Common Units. Our opinion has been authorized by the Fairness Committee of Jefferies & Company, Inc.

        We have been engaged by the Company to act as financial advisor to the Company in connection with the Merger and will receive a fee for our services. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We maintain a market in the securities of the Company, and in the ordinary course of our business, we and our affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent.

        Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Common Units pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Parent GP, Merger Sub and their respective affiliates).

Very truly yours,

/s/ JEFFERIES & COMPANY, INC.